W. P. CAREY


12025277

2011 Annual Report



Income generation for generations of investors

W. P. Carey has consistently increased distributions by employing a conservative risk management-driven investment strategy that has enabled us to provide steady income to our shareholders over several decades. We manage W. P. Carey today just as we have from the start, on the principle of *Investing for the Long Run*™, and we are pleased to share the continuing success of that approach with our shareholders.



$4,102,000,000
$1,901,000,000
$1,039,000,000
$528,000,000
$251,000,000
$107,000,000
1979
1983
1987
1991
1996
2001
2005
2012*
*As of 4/16/12

Cumulative Distributions Paid by W. P. Carey and our CPA® Programs
W. P. Carey and our CPA® programs have paid more than $4 billion over 845 distribution payments to investors; 86% of our distributions have increased over the prior quarter, and we have never missed a payment.

Financial Highlights

(In thousands except share and per share data)

	YEAR ENDED DECEMBER 31, 2011
Operations	
Revenues[1]	$271,580
Net Income	139,079
Cash Flow from Operating Activities	80,116
Funds from Operations—as adjusted (AFFO)[2]	188,853
By Segment	
EBITDA[2]	
Investment Management	$112,433
Real Estate Ownership	115,908
Total	228,341
AFFO[2]	
Investment Management	$101,643
Real Estate Ownership	87,210
Total	188,853
Per Share	
Diluted Earnings per Share	$3.42
Diluted AFFO per Share[2]	4.71
Distributions Declared per Share	2.19
Weighted Average Shares Outstanding (Diluted)	40,098,095
Stock Data	
Price Range (January 1, 2011 through December 31, 2011)	$29.85-$44.34
Number of Shareholders	39,893

1 Net of reimbursed expenses.

2 This Annual Report and the financial highlights above contain references to non-GAAP financial measures, including AFFO and EBITDA. • AFFO – Represents funds from operations as defined by the National Association of Real Estate Investment Trusts adjusted to include the impact of certain non-cash charges to net income. • EBITDA – Represents earnings before interest, taxes, depreciation and amortization.

We believe that these non-GAAP financial measures are useful supplemental measures that assist investors to better understand the underlying performance of our business segments. These non-GAAP financial measures do not represent net income or cash flow from operating activities that are computed in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities as an indicator of our financial performance. These non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Please reference the Form 8-K, which was filed on February 29, 2012, and is available on our website at www.wpcarey.com, for a reconciliation of these non-GAAP financial measures to our Consolidated Financial Statements. This Annual Report includes statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. We cannot guarantee that any forward-looking statement will be accurate. Investors should consider the risk factors identified in our periodic reports filed with the SEC, when evaluating our forward-looking statements.

GAAP refers to accounting principles generally accepted in the United States of America.





Dear Fellow Shareholders

A year ago as we went to press with the 2010 Annual Report, early signs of recovery in the U.S. economy had yielded once again to fears of a double dip recession. Predicting the future was a challenge for the best of forecasters. W. P. Carey, however, viewed this volatile landscape as both a challenge and an opportunity to outperform, because our business model was well-suited to the shifting sands of the global economy. Our 2011 results confirm that view, as this report will show. Not displayed in these figures, however, are the steps we took to begin transforming the company in ways that we expect will enhance dividend growth and stability as well as shareholder value. Also nowhere to be found in the numbers is the deep sense of sadness we experienced at the loss of our Founder, Bill Carey, on January 2, 2012. His absence is felt keenly, yet his presence survives in the culture he established and its emphasis on maintaining a long term, disciplined approach to investing.

Bill would have been proud of our highlights for 2011, which in many ways was the best year in the company's history:

- Total shareholder return was over 38%.
- Adjusted Funds from Operations ("AFFO") rose to $4.71 per share, up from $3.27 per share in 2010.
- Investment volume was the company's highest ever at approximately $1.2 billion.
- Fundraising was the company's highest ever at approximately $630 million.
- We completed the liquidation of our 13th fund through the merger of Corporate Property Associates 14 with Corporate Property Associates 16 – Global.
- We closed on a new line of credit for $450 million, permitting us to pay off our existing line, which was scheduled to mature in June 2012.
- In December 2011 and March 2012, we raised our dividend for the 43rd and 44th consecutive times.

Looking forward to 2012 and beyond, the fragile but slow and steady recovery in the U.S. presents us with a changed landscape. Our supply of opportunities derives from the demand for capital from corporate owners of real estate. We expect this demand to increase as the economy continues to expand, as companies shift from deleveraging to expansion, and as merger and acquisition activity picks up. On the



What makes W. P. Carey different can be broken down into three fundamental areas: people, process and performance—the people who work every day on behalf of all our investors, our disciplined and cycle-tested investment process, and our performance as an investment manager.

other hand, the supply of capital to this sector has also increased, in part due to the low yield environment fostered by the liquidity measures taken by central banks around the world. As with all supply/demand curves, if the supply of capital shifts upwards faster than the demand, there will be a corresponding increase in asset pricing. This would probably have a positive affect on the performance of our existing portfolios, both owned and managed, but could also have a dampening effect on our investment volume. That said, one of W. P. Carey's great strengths is its ability to source attractive transactions from a broader, deeper pool than our competitors, and we expect that will help mitigate any potential slowdown in investment volume that might result from overly rapid asset appreciation in the net lease sector.

Cumulative Total Return Comparison 2006–2011
$100 invested in W. P. Carey & Co. common stock on December 31, 2006, with dividends reinvested, would have appreciated in five years to $193—an 18.6% average annual return, compared with (.25%) for the S&P 500 Index and (1.38%) for the FTSE NAREIT Equity REITs Index.


$200
150
100
50
W. P. Carey
S&P 500 Index
FTSE NAREIT
Equity REITs Index
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11

Sources: Bloomberg for W. P. Carey returns; S&P website for S&P Index returns and NAREIT website for FTSE NAREIT Equity REITs Index returns

Past performance is no guarantee of future results.




W. P. Carey & Co.'s Annualized Dividends
$2.26
$1.83
$1.72
$1.65
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012*
*As of 4/16/12

Through long-term leases with our tenants and the efforts of our Asset Management team to keep our portfolios at the highest occupancy possible, we receive a steady stream of income each month. This rental income is the primary driver in maintaining a steady cash flow and, consequently, steady distributions.



Over the years, we've experienced numerous cycles of this nature, and have come to regard them as two- edged swords. While rising asset values may cause us to tactically retreat from certain submarkets, they also offer us the chance to exit certain assets at opportune points in the cycle. That said, there is some inherent volatility in the investment management segment of our business. In recognition of this, we are planning to shift the mix of our revenues to favor investment revenues over asset management revenues. This strategy will find its culmination in our proposed conversion to a REIT and simultaneous merger with one of our managed REITs, Corporate Property Associates 15. We expect that these transactions, which we announced in February 2012 and which are still subject to the approval of shareholders of both companies and SEC review, will provide three important benefits. Specifically, we believe these transactions will:

- Substantially increase our financial strength, scale and liquidity;
- Facilitate dividend growth through an accretive acquisition of assets that we already manage and know well; and
- Enhance long term shareholder value by bringing increased clarity to our form and strategic focus.

We've placed a detailed description of the transaction on our website, and I encourage you to read it carefully. This event will be transformational, but it also represents a natural evolution for W. P. Carey, a plan that lets us take even better advantage of our essential qualities:

- Our tradition of transparency and disciplined investing;
- Our track record as an investor;
- The caliber of our people.

As always, I want to thank all of you—our investors, tenants and employees— for your continued confidence and support as we move into this exciting new stage.

With best wishes,

Trevor P. Bond
President and Chief Executive Officer


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mix it up
32° below

W. P. Carey was started nearly 40 years ago and focused on creating investment products that work in good times and in bad. We've grown tremendously over the last four decades for one very good reason: we've performed well for our investors in all market conditions. Our risk management-driven investment philosophy—steadfast for decades—combined with our commitment to *Investing for the Long Run*™ has undoubtedly contributed to our success.



Investing for the Long Run™



Our Proven Investment Strategy

The fundamentals of our business have remained the same for nearly four decades. Through the sale and leaseback of corporate facilities, we help companies and private equity firms release capital tied up in real estate assets by acquiring single tenant corporate and industrial properties for full market value and leasing them back to the tenant under a triple net lease. Companies are able to convert an otherwise depreciating or under-utilized asset into working capital they can use to pay down debt, fund acquisitions or reinvest in the core competencies of their business. We believe that our focus on tenant creditworthiness has enabled us to be less affected by economic cycles than conventional real estate investors are. Our established risk management strategy continues to prove itself.

W. P. Carey evaluates every transaction on four key components. We:

- Analyze the creditworthiness of the tenant;
- Seek to identify and purchase strategically important facilities, which we also refer to as critical operating assets;
- Assess the fundamental value of the underlying real estate; and
- Structure transactions with appropriate terms and pricing and stress test them under a range of economic and business scenarios.



OBI, Germany
UTI, Sacramento, U.S.
Fraikin, France

Kendall College, Chicago, U.S.
Konzum, Croatia

A Global Platform

W. P. Carey provides long-term sale-leaseback and build-to-suit financing for companies worldwide, and owns and manages a global investment portfolio of approximately $12 billion. We believe diversification is key. In 2011, we structured investments on our own behalf, as well as those of our CPA®-managed programs, totaling approximately $1.2 billion. At year-end 2011, the W. P. Carey group—which includes our managed funds—had 284 tenants from across a broad spectrum of industries, who lease from us more than 950 properties in 42 states and 18 countries. With this type of diversification, we believe we are well positioned for the future.

The W. P. Carey Difference

Every investment we structure goes through a rigorous underwriting process: our investment team analyzes the creditworthiness of the tenant and the criticality and fundamental value of the assets and then tests the structure and pricing under a range of economic and business scenarios. A key to our investment discipline, and one our late Founder and Chairman was most proud of, is the use of an independent Investment Committee that reviews and approves our investments. This independent committee is comprised of investment professionals with more than 200 years of combined institutional and transactional experience. If they don't like an investment, we don't invest. They are a crucial check and balance to keeping a disciplined investment environment. This established process maintains consistent standards for our investments and is a key reason why our portfolios continue to perform well today.


GHAM COACH STATION
e New York Tim

National Express, UK
The New York Times, New York, U.S.



Prisa, Spain
Tesco, Hungary
CARQUEST, U.S.



In 2011, we completed approximately $1.2 billion of investments. Let's review a few of our transactions:



Blue Cross and Blue Shield of Minnesota
Location: Eagan, MN; Aurora, MN; Virginia, MN
Property Type: Eight office facilities
Acquisition Date: January 2012
Space: 1.1 million square feet

Blue Cross and Blue Shield of Minnesota is an independent licensee of the Blue Cross and Blue Shield Association, a not-for-profit, taxable organization headquartered in Chicago. Chartered in 1933, it continues to carry out its charter mission as a health company promoting a wider, more economical and timely availability of health services for the people of Minnesota. Through a sale-leaseback, Blue Cross and Blue Shield of Minnesota was able to redeploy the illiquid capital tied up in their real estate holdings to fund strategic initiatives.

Lineage Logistics
Location: Oxnard, CA; Watsonville, CA
Property Type: Cold storage facilities
Acquisition Date: January 2011
Space: 894,665 square feet

Lineage Logistics is a warehousing and logistics company that operates the fifth largest facility network in the U.S. In January 2011, we acquired three cold storage facilities in California totaling approximately 894,665 square feet and leased them to Terminal Freezers, LLC, an affiliate of Lineage Logistics Holdings, LLC.
















Shop. Dine. Socialize.



Walgreens
Location: Las Vegas, NV
Property Type: Retail
Completion Date: Construction ongoing in 2012

Walgreens is the nation's largest drugstore chain, with 7,655 drugstores in all 50 states, the District of Columbia and Puerto Rico. Walgreens scope of pharmacy services includes retail, specialty, infusion, medical facility and mail service, along with pharmacy benefit solutions and respiratory services. In December 2010, we funded $31.0 million for the initial draw of a construction loan for the first phase of a shopping center in Las Vegas, Nevada and expect to fund up to $85.6 million to complete the facility.





Cantina Laredo
Location: Chicago, IL
Property Type: Hospitality
Acquisition Date: July 2011
Space: 14,000 square feet

Cantina Laredo is a modern Mexican restaurant in downtown Chicago, serving authentic Mexican dishes in a sophisticated atmosphere. We acquired the approximately 14,000 square foot land site in the River North neighborhood, which was later leased to CRO-San Luis Development, LLC (CRO). CRO constructed a Cantina Laredo restaurant on the site that opened in August 2011. The purchase price for the land was approximately $7 million.







Metro Cash & Carry
Location: Italy
Property Type: Retail
Acquisition Date: September 2011

Metro Italy is a wholly owned subsidiary of Metro AG, the world's largest cash and carry operator and the world's fourth largest retailer. We acquired substantially all of the economic and voting interests in a fund that owns 20 stores leased to Metro Cash & Carry Italia S.p.A. The 20 stores are primarily located in the middle and northern part of Italy and represent approximately half of Metro Italy's total Italian portfolio.

We diversify our portfolios by industry, tenant and geography in order to limit their exposure to any one tenant or region and we have been using this approach for almost 40 years.



The W. P. Carey Group Tenant Industry Diversification
Aerospace and Defense 1.15%
Automobile 4.09%
Banking .92%
Beverages, Food and Tobacco 3.34%
Buildings and Real Estate 3.88%
Business and Commercial Services 4.62%
Chemicals, Plastics, Rubber and Glass 4.93%
Construction and Building 3.29%
Consumer and Durable Goods .90%
Consumer Non-durable Goods 2.49%
Consumer Services .87%
Electronics 8.37%
Federal, State and Local Government 1.21%
Forest Products and Paper .87%
Grocery 6.38%
Healthcare, Education and Childcare 5.72%
Hotels and Gaming 2.26%
Insurance 1.16%
Leisure, Amusement, Entertainment 3.03%
Machinery 3.03%
Media: Printing and Publishing 5.27%
Mining, Metals and Primary Metal Industries .85%
Retail Stores 21.72%
Telecommunications 2.49%
Textiles, Leather and Apparel .89%
Transportation – Cargo 4.11%
Transportation – Personal 1.97%
Utilities and Others .19%



Carey Forward

When the University of Maryland School of Law—later renamed the Francis King Carey School of Law—announced a $30 million donation from the W. P. Carey Foundation, the school's atrium was packed with students wearing yellow "Carey Forward" campaign-style buttons. It would become a favorite slogan for our Founder and Chairman and prophetic to what the Company and Foundation would later be challenged to do—Carey Forward.



Now, more than ever, we are focused on the future. In February 2012, W. P. Carey announced a proposed transaction in which W. P. Carey would convert into a REIT and merge with CPA®:15. We believe this transaction will be transformational and will allow us to capitalize on new opportunities that are consistent with Mr. Carey's established investment philosophy and never-ending goal of enhancing shareholder value.

In Memoriam: Wm. Polk Carey



As the Founder and Chairman of W. P. Carey & Co. LLC, Wm. Polk Carey guided the development of the firm into the position of market leadership it has continuously held from its early years. A visionary, strategist, dealmaker and hard-driving entrepreneur, he was recognized for his ability to identify market opportunities, the tenacity to pursue them even in the face of substantial obstacles and the skill to realize his dreams. His profound loyalty, generosity, sense of duty and optimism were the distinctive and driving forces of his career.

Bill started the company in 1973, primarily to structure single-asset private investments. W. P. Carey has historically focused its business in two

1973 — W. P. Carey & Co. Inc. is founded by Wm. Polk Carey, who recognizes the inherent value of diversified net lease investment partnerships for individual investors seeking steady income and capital preservation.

1979 — CPA® series of investment programs begins. W. P. Carey institutes independent Investment Committee led by Equitable Life Assurance executive George Stoddard to review all transactions.

1983 — W. P. Carey provides William E. Simon with funding for Gibson Greetings LBO.

1987 — Mr. Carey settles from his personal checking account certain 20-year-old debts to 90 Colorado sugar beet farmers in southeastern Colorado and western Kansas resulting from the bankruptcy of National Sugar Manufacturing Company, in which Mr. Carey's family held stock for 60 years.

1990 — W. P. Carey launches first non-traded REIT, CPA®:10.

1993 — W. P. Carey surpasses $1 billion in assets under management.

1998 — W. P. Carey rings the bell on the New York Stock Exchange as CPA®s 1-9 combine to form Carey Diversified LLC (NYSE: CDC).

W. P. Carey expands its footprint with its first European investment.

1999 — W. P. Carey opens London office.

areas: providing quality companies with capital to run their businesses and providing investors with high-quality income-oriented products that had the potential to appreciate over the long run. He was a pioneer in the development of sale-leaseback financing, and, under his 38-year stewardship, W. P. Carey has been a world leader in sale-leaseback transactions and build-to-suit financing. The company has holdings in North America, Europe and Asia that include nearly 1,000 commercial and industrial properties, totaling approximately 120 million square feet of real estate.

Today, W. P. Carey has nearly $12 billion in assets under management. Its record of delivering growing income for investors, quarter after quarter, through all kinds of economic cycles has been consistent and exceptional. Bill Carey was unwavering in his devotion to our shareholders, and he was especially proud that we have been able to provide increasing income to them, while providing our tenant companies with the capital that allowed them to grow their business and prosper. The company has increased its dividend every year since it went public in 1998 and for 44 consecutive quarters. Since the introduction of the first CPA® investment program in 1979, W. P. Carey and its affiliates have paid more than $4 billion to investors over 840 consecutive quarterly cash distributions. We will continue to employ Bill's proven investment strategy of monitoring our tenants closely, diversifying our portfolios and using long lease terms and non-recourse debt to secure our investments. This strategy has benefited us in the past and continues to do so today.

More than our Founder and Chairman, Bill Carey was the cultural leader of our company. He felt deep gratitude toward our employees for enabling the firm to deliver such consistently outstanding results in good times and bad. We know that the best way for us to honor him is to continue to deliver outstanding results to our investors. It is up to us, as members of the team he put into place, to continue his life's work and to ensure that the standards of excellence he established at W. P. Carey remain intact. In other words, to Carey Forward.



2000
W. P. Carey & Co. LLC (NYSE: WPC) is created from the merger of Carey Diversified LLC and W. P. Carey & Co. Inc.
2002
W. P. Carey completes record $1 billion in sale-leaseback transactions.
2003
W. P. Carey & Co. celebrates its 30th anniversary and surpasses $5 billion in assets under management.
The W. P. Carey Foundation endows the W. P. Carey School of Business at Arizona State University, which quickly rises up the ranks to become internationally recognized.
2006
The W. P. Carey Foundation donates $50 million to Johns Hopkins University to establish the Carey Business School at Johns Hopkins University.
2008
W. P. Carey opens European Asset Management office in Amsterdam.
2009
The W. P. Carey Group makes headlines by providing $225 million of sale-leaseback financing to The New York Times Company through the acquisition of approximately 750,000 rentable square feet of its New York City headquarters building.
2010
Carey Watermark Investors, W. P. Carey's lodging-focused REIT, launches.
2011
The W. P. Carey Foundation donates $30 million to the University of Maryland School of Law to establish the Francis King Carey School of Law.
2012
W. P. Carey Founder and Chairman Wm. Polk Carey passes away at the age of 81.



Doing Good while Doing Well



"'Doing good while doing well' means that when we are financing properties for companies we are also helping the communities those companies serve. It is important to always ask, 'What is the impact of what we are doing? What is good for society? What is good for the country?'"

–Wm. Polk Carey,
Founder and Chairman of the W. P. Carey Foundation

The W. P. Carey Foundation is a private U.S. foundation, incorporated in 1988 by Wm. Polk Carey. It has a twenty-three year tradition of focused philanthropy. Inspired by the Carey family's legacy of educational leadership and philanthropy, The W. P. Carey Foundation's primary mission is to support educational institutions with the larger goal of improving America's competitiveness in the world. The main focus of its support to schools, universities, lecture series, chairs and other programs is on the study of business and economics, as well as on admissions procedures and college and career guidance.

W. P. Carey promotes Mr. Carey's philosophy of Doing Good while Doing Well, and the W. P. Carey Foundation supports all employee philanthropy with a 100% matching program. Here is a snapshot of how our employees are Doing Good while Doing Well:

- Richard Klee, Vice President in our Treasury department, is a volunteer with the Scarsdale Volunteer Ambulance Corp. (SVAC), which provides the Scarsdale community and the surrounding areas with pre-hospital care 24 hours a day, seven days a week, 365 days a year. He joined the organization after the 9/11 attacks. Richard initially started as an Ambulance Driver then became an Emergency Medical Technician (EMT) and a CPR instructor for the American Heart Association. He volunteers every week and also serves as the Chairman of the SVAC Board.
- Guillermo Silberman, Vice President in our Investment department, serves on the executive board of Venture for America. Venture for America is a non-profit organization that recruits bright college graduates to work for two years at emerging start-ups and early-stage companies in lower-cost cities such as Detroit, Providence, or New Orleans. Modeled after Teach for America, Venture for America will provide a path for entrepreneurship to college grads who want to learn how to build companies and create jobs while revitalizing American cities and communities.
- Becky Reaves, Senior Vice President, Marketing and Investor Relations, and her family are walking this year for the Pancreatic Research Walk in Liverpool, NY, in honor of Becky's stepmother, Margaret Myrto, who lost her battle with pancreatic cancer in 2010. Last year, Becky and her family walked in her memory in a Lustgarten Foundation Walk in Paramus, NJ.
- Timothy Goodwin, Lease Administration Associate, contributes his time to the Annual NY Cares Coat Drive and the All Souls Friday Soup Kitchen. New York Cares was founded by a group of friends in 1987 who wanted to take action against social issues in New York City. All Souls Friday Soup Kitchen serves 400 lunches each week to approximately 250 individuals who are in economic crisis.
- Victoria Atwater in Office Services is donating her time and talent to a community outreach and concert this year with her husband and another couple—all vocal artists—to fundraise for their children's school, Weekday Nursery School. The nursery school benefited greatly from a holiday-focused concert last year (also organized by Victoria) that featured opera and Broadway selections. Weekday Nursery School is a non-sectarian outreach program of South Orange, New Jersey's First Presbyterian and Trinity Church.
- Chris Slawsky, Vice President, Carey Financial, LLC, participates in a swim race across Long Island Sound every summer to raise money for St. Vincent's Medical Center in Bridgeport, CT. The money goes to help provide care for cancer patients and their families, especially those with limited resources. Chris will swim 16 miles in July to not only help raise funds for St. Vincent's Medical Center but to also celebrate his father and brother who are both cancer survivors.

Creative direction and design: Odgis + Company; Primary photography: Ian Spanier; Printing: The Hennegan Company

Our Properties Worldwide

Over the years, we have expanded globally, making us one of the only net lease investors with significant international experience. Our assets exceed $12 billion, including more than $3.5 billion in 17 countries outside the U.S. As a result, we have developed the expertise necessary to source, execute and manage such transactions and will continue to leverage this experience by exploring new markets.



Sweden
1 PROPERTY
Finland
9 PROPERTIES
The Netherlands
7 PROPERTIES
Belgium
1 PROPERTY
United Kingdom
16 PROPERTIES
Poland
20 PROPERTIES
Germany
69 PROPERTIES
Canada
3 PROPERTIES
United States
702 PROPERTIES
Mexico
1 PROPERTY
France
92 PROPERTIES
Spain
32 PROPERTIES
Italy
20 PROPERTIES
Hungary
2 PROPERTIES
China
1 PROPERTY
Croatia
10 PROPERTIES
Thailand
2 PROPERTIES
Malaysia
1 PROPERTY

W. P. CAREY

W. P. Carey & Co. LLC
50 Rockefeller Plaza
New York, NY 10020
212-492-1100
www.wpcarey.com
NYSE: WPC


MIX
Paper from responsible sources
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The papers and printer used in the production of the W. P. Carey 2011 Annual Report are all certified to Forest Stewardship Council™ (FSC®) standards, which promote environmentally appropriate, socially beneficial and economically viable management of the world's forests. This report was printed on paper containing 10% postconsumer waste material.

Corporate Information 2012

W. P. CAREY

Board of Directors

Trevor P. Bond
President and Chief Executive Officer

Francis J. Carey
Chairman of the Executive Committee

Nathaniel S. Coolidge
Former Head of Bond and Corporate Finance Department, John Hancock Mutual Life Insurance Company

Eberhard Faber, IV
Chairman of the Nominating and Corporate Governance Committee; Former Director of the Federal Reserve Bank of Philadelphia

Benjamin H. Griswold, IV
Non-Executive Chairman of the Board and Chairman of the Compensation Committee; Partner and Chairman of Brown Advisory

Axel K.A. Hansing
Partner, Coller Capital, Ltd.

Frank J. Hoenemeyer
Director Emeritus; former Vice Chairman and Chief Investment Officer, Prudential Life Insurance Company of America

Dr. Lawrence R. Klein
Director Emeritus; Nobel Laureate in Economics, Benjamin Franklin Professor Economics (Emeritus) University of Pennsylvania

Karsten von Köller
Chairman, Lone Star Germany GmbH

Dr. Richard C. Marston
James R.F. Guy Professor of Finance and Economics at the University of Pennsylvania and its Wharton School

Robert E. Mittelstaedt, Jr.
Chairman of the Strategic Planning Committee; Dean of Arizona State University's W. P. Carey School of Business

Nick J.M. van Ommen
Former Chief Executive Officer, European Public Real Estate Association

Charles E. Parente
Chairman of the Audit Committee; Former Chief Executive Officer and Managing Partner of Parente Randolph, PC

Reginald Winssinger
Chairman of National Portfolio, Inc.

Investment Committee of Carey Asset Management Corp.

Nathaniel S. Coolidge
Chairman

Axel K.A. Hansing

Frank J. Hoenemeyer

Jean Hoysradt

Karsten von Köller

Dr. Richard C. Marston

Nick J.M. van Ommen

Management

Trevor P. Bond
President and Chief Executive Officer

Greg Butchart
Managing Director – International Asset Management

Mark J. DeCesaris
Managing Director, Chief Financial Officer and Chief Administrative Officer

Jason E. Fox
Managing Director and Co-Head of Global Investments

Mark Goldberg
Managing Director

Susan C. Hyde
Managing Director and Secretary

Jan F. Kärst
Managing Director – Investments

Jeffrey S. LeFleur
Managing Director – Investments

John D. Miller
Managing Director and Chief Investment Officer

Gino M. Sabatini
Managing Director and Co-Head of Global Investments

Anne Coolidge Taylor
Managing Director – Investments

Thomas E. Zacharias
Managing Director and Chief Operating Officer

Kathleen M. Barthmaier
Executive Director – Investments

Chad Edmonson
Executive Director – Investments

Christopher E. Franklin
Executive Director

Brooks Gordon
Executive Director – Asset Management

Robert N. Jenkins
Executive Director – Asset Management

Paul Marcotrigiano
Executive Director and Chief Legal Officer

Donna M. Neiley
Executive Director – Asset Management

Richard J. Paley
Executive Director and Associate General Counsel

Thomas J. Ridings, Jr.
Executive Director and Chief Audit Executive

Elizabeth Raun Schlesinger
Executive Director – Investments

Gagan S. Singh
Executive Director – Finance

Jiwei Yuan
Executive Director – Finance

Auditors

PricewaterhouseCoopers LLP

Executive Offices

W. P. Carey & Co. LLC
50 Rockefeller Plaza
New York, NY 10020
212-492-1100
1-800-WP CAREY

Transfer Agent

BNY Mellon Shareowner Services
P.O. Box 358010
Pittsburgh, PA 15252-8010
888-200-8690

Annual Meeting

June 21, 2012 at 4:00 p.m.
The TimesCenter
242 West 41st Street
New York, NY 10018

Form 10-K

A Copy of our Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge at www.sec.gov or by writing the Executive Offices at the address above.

Website

www.wpcarey.com

E-mail

IR@wpcarey.com

E-Delivery

To receive future investor-related correspondence electronically go to www.wpcarey.com/edelivery

Trading Information

Shares of W. P. Carey & Co. LLC trade on the New York Stock Exchange under the symbol "WPC"

W. P. CAREY


SEC MAIL PROCESSING
RECEIVED
MAY - 4 2012
WASH. D.C.
310
SECTION

April 30, 2012


SEC MAIL PROCESSING
RECEIVED
MAY - 4 2012
WASH. D.C.
310
SECTION

Notice of Annual Meeting of Shareholders
To Be Held Thursday, June 21, 2012

Dear W. P. Carey & Co. LLC Shareholder:

The 2012 Annual Meeting of Shareholders of W. P. Carey & Co. LLC will be held at The TimesCenter, 242 West 41st Street, New York, NY 10018 on Thursday, June 21, 2012 at 4:00 p.m. for the following purposes:

- Election of twelve Directors for 2012;
- Approval of an amendment to the W. P. Carey & Co. LLC Employee Stock Purchase Plan;
- Ratification of the appointment of PricewaterhouseCoopers LLP as W. P. Carey & Co. LLC's Independent Registered Public Accounting Firm for 2012; and
- To transact such other business as may properly come before the meeting and any adjournment thereof.

Only shareholders who owned stock at the close of business on April 23, 2012 are entitled to vote at the meeting. W. P. Carey & Co. LLC mailed the attached Proxy Statement, proxy card and its Annual Report to shareholders on or about May 4, 2012.

By Order of the Board of Directors

SUSAN C. HYDE
Managing Director and Secretary

Whether or not you attend the Annual Meeting, it is important that your shares be represented and voted at the meeting. You may vote your shares by using the telephone or through the Internet. Instructions for using these services are set forth on the enclosed proxy card. You may also vote your shares by marking your votes on the enclosed proxy card, signing and dating it and mailing it in the business reply envelope provided. If you attend the Annual Meeting, you may withdraw your proxy and vote in person.

Important Notice Regarding Availability of Proxy Materials
For the 2012 Annual Meeting of Shareholders to Be Held on June 21, 2012

This Proxy Statement and the Annual Report to Shareholders
are available at www.proxyvote.com.

TABLE OF CONTENTS

W. P. CAREY & CO. LLC

PROXY STATEMENT
APRIL 30, 2012

QUESTIONS & ANSWERS

The accompanying Proxy is solicited by the Board of Directors of W. P. Carey & Co. LLC, a Delaware limited liability company, for use at its annual meeting of shareholders (the "Annual Meeting") to be held at The Times-Center, 242 West 41st Street, New York, NY 10018 on Thursday, June 21, 2012 at 4:00 p.m., or any adjournment thereof. As used herein, "W. P. Carey & Co.," the "Company," "we," and "us" refer to W. P. Carey & Co. LLC. References in this Proxy Statement to W. P. Carey & Co. LLC or the Company include W. P. Carey & Co. LLC's affiliates and subsidiaries, except where the context otherwise indicates.

Who is soliciting my proxy?

The Directors of W. P. Carey & Co. LLC are sending you this Proxy Statement and enclosed proxy.

Who is entitled to vote?

W. P. Carey & Co. LLC's shareholders as of the close of business on April 23, 2012, which is the Record Date, are entitled to vote at the Annual Meeting.

How do I vote?

You may vote your shares either by attending the Annual Meeting, by telephone, through the Internet, or by mail by following the instructions provided in the Notice or the printed copy of the proxy materials. If you hold your shares in "street name" through a broker or other nominee, you must follow the instructions provided by your broker or nominee to vote your shares. If you are a shareholder of record and received a printed copy of the proxy materials, to vote by proxy, sign and date the enclosed proxy card and return it in the enclosed envelope. If you return your proxy card but fail to mark your voting preference, your shares will be voted FOR each of the nominees listed in Proposal One, FOR the approval of an amendment to the Company's Employee Stock Purchase Plan, or ESPP, in Proposal Two, and FOR the ratification of the appointment of our independent registered public accounting firm in Proposal Three, and in the discretion of the proxy holders if any other matter properly comes before the meeting. We suggest that you return a proxy even if you plan to attend the Annual Meeting.

May I revoke my proxy?

Yes, if you are a shareholder of record, you may revoke your proxy at any time before the Annual Meeting by notifying W. P. Carey & Co. LLC's Secretary or submitting a new proxy, or by voting in person at the meeting. You should mail any notice of revocation of proxy to Susan C. Hyde, Secretary, W. P. Carey & Co. LLC, 50 Rockefeller Plaza, New York, New York 10020.

How many shares may vote?

At the close of business on the Record Date, W. P. Carey & Co. LLC had 40,312,460 shares of its Common Stock outstanding and entitled to vote. Every shareholder is entitled to one vote for each share held.

What is a quorum?

A quorum is the presence, either in person or represented by proxy, of a majority of the shares entitled to vote at the Annual Meeting. There must be a quorum for the Annual Meeting to be held.

How many votes are required at the Annual Meeting for shareholder approval of the different proposals?

Assuming a quorum is present, with respect to the election of Directors in Proposal One, each share may be voted for as many individuals as there are Directors to be elected. A plurality of all the votes cast shall be sufficient to elect a Director. With respect to each of Proposal Two, the approval of an amendment to the ESPP, and Proposal Three, the ratification of the appointment of our independent registered public accounting firm, the affirmative vote of a majority of the votes cast by the shareholders, in person or by proxy and entitled to vote, is necessary for approval. Abstentions and broker "non-votes," which arise when a broker cannot vote on a particular matter because the matter is not routine and the beneficial owner of the shares has not given applicable instructions to the broker, are counted for quorum purposes but are not counted as votes for or against any matter. For these reasons, for any matter before the shareholders at the meeting, abstentions and broker "non-votes" have no effect on whether the votes cast at the meeting are enough for approval of the matter.

How will voting on shareholder proposals be conducted?

We do not know of any other matters that are likely to be brought before the Annual Meeting. However, if any other matters properly come before the Annual Meeting, your signed proxy gives authority to the persons named in the enclosed proxy to vote your shares on such matters in accordance with their best judgment to the extent permitted by applicable law.

Who will pay the cost for this proxy solicitation?

W. P. Carey & Co. LLC will pay the cost of preparing, assembling and mailing the Notice about Internet availability, this Proxy Statement, the Notice of Meeting and the enclosed proxy card. In addition to the solicitation of proxies by mail, we may utilize some of the officers and employees of our wholly-owned subsidiaries, Carey Asset Management Corp., or CAM, and Carey Management Services, Inc. (who will receive no compensation in addition to their regular salaries), to solicit proxies personally and by telephone. We intend to retain a solicitation firm, Georgeson & Company, Inc., to assist in the solicitation of proxies for a fee estimated to be $68,000 or less, plus out-of-pocket expenses. We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy materials to their principals and to request authority for the execution of proxies, and we will reimburse such persons for their expenses in so doing.

PROPOSAL ONE

ELECTION OF DIRECTORS

At the Annual Meeting, you and the other shareholders will elect twelve Directors, each to hold office until the next annual meeting of shareholders except in the event of death, resignation or removal. If a nominee is unavailable for election, the Board may reduce its size or designate a substitute. If a substitute is designated, proxies voting on the original nominee will be cast for the substituted nominee. Currently, the Board is unaware of any circumstances that would result in a nominee being unavailable. The Company's Amended and Restated Limited Liability Company Agreement requires that the number of seats constituting the entire Board of Directors be at least five and no more than fifteen, with the exact number of seats to be determined from time to time by Board resolution. Prior to the March 2012 meeting of the Board of Directors, the Board consisted of fourteen seats, with twelve directors and two vacancies as a result of the retirement of Dr. Lawrence R. Klein in June 2011 and the passing of our founder and Chairman, Mr. Wm. Polk Carey, on January 2, 2012. At its March 15, 2012 meeting, the Board decreased the number of Board seats to twelve, thereby eliminating the two vacant seats. All of the nominees for the twelve seats are now members of the Board of Directors.

Nominees for the Board of Directors

Unless otherwise specified, proxies will be voted for the election of the named nominees, each of whom was recommended by the Nominating and Corporate Governance Committee and approved by the Board. Detailed biographical and other information on each nominee for election to the Board of Directors is provided below. Following each nominee's biographical information, we have provided information concerning the particular attributes, experience, and/or skills that have led the Board to determine that each nominee should serve as a Director. **The Board recommends a vote FOR each of the nominees set forth below.** Assuming the presence of a quorum at the Annual Meeting, the affirmative vote of a plurality of the votes cast by the shareholders is required to elect each nominee.

TREVOR P. BOND
AGE: 50
Director Since: 2007

Mr. Bond has served as President and Chief Executive Officer of W. P. Carey & Co. LLC and Chief Executive Officer of Corporate Property Associates 15 Incorporated ("CPA®:15"), Corporate Property Associates 16 – Global Incorporated ("CPA®:16 — Global") and Corporate Property Associates 17 – Global Incorporated ("CPA®:17 — Global" and, together with CPA®:15, and CPA®:16 — Global, the "CPA® REITs"), since September 2010, having served previously as Interim Chief Executive Officer of each of those entities since July 2010. Until his appointment as Interim Chief Executive Officer, Mr. Bond was a member of the Investment Committee, as described below. Mr. Bond also served as Interim Chief Executive Officer of Corporate Property Associates 14 Incorporated ("CPA®:14") from July 2010 to September 2010 and as Chief Executive Officer from that date through May 2, 2011, when CPA®:14 merged with and into a subsidiary of CPA®:16 — Global (the "CPA®:14/16 Merger"). Mr. Bond served as an Independent Director and a member of the Audit Committee of each of CPA®:14", CPA®:15 and CPA®:16 — Global from February 2005 to April 2007. Since September 2010, Mr. Bond has also served as Chairman of the Board of Directors of Carey Watermark Investors Incorporated ("CWI"), which, like each of the CPA® REITs, is a publicly owned, non-traded real estate investment trust, or REIT, sponsored by the Company. Mr. Bond has been the managing member of a private investment vehicle investing in real estate limited partnerships, Maidstone Investment Co., LLC, since 2002. Mr. Bond served in several management capacities for Credit Suisse First Boston ("CSFB") from 1992 to 2002, including: co-founder of CSFB's Real Estate Equity Group, which managed approximately $3 billion of real estate assets; founding team member of Praedium Recovery Fund, a $100 million fund managing distressed real estate and mortgage debt; and as a member of the Principal Transactions Group managing $100 million of distressed mortgage debt. Prior to CSFB, Mr. Bond served as an associate to the real estate and finance departments of Tishman Realty & Construction Co. and Goldman Sachs & Co. in New York. Mr. Bond also founded and managed an international trading company from 1985 to 1987 that sourced industrial products in China for U.S. manufacturers. Mr. Bond received an M.B.A. from Harvard University. Mr. Bond brings to the Board over 25 years of real estate experience in several sectors, including finance, development, investment and asset management, across a range of property types, as well as direct experience in Asia. As Chief Executive Officer, Mr. Bond makes information and insight about the Company's business directly available to the Directors in their deliberations.

FRANCIS J. CAREY
AGE: 86
Director Since: 1996

Mr. Carey was elected in June 2000 as Vice Chairman of the Board of Directors and Chairman of the Executive Committee of the Board of Directors of W. P. Carey & Co. LLC. Mr. Carey retired from his position as Vice Chairman in March 2005; he continues to serve as Chairman of the Executive Committee. He has also served as Chief Ethics Officer of the Company since 2005. Mr. Carey served as Chairman, Chief Executive Officer and a Director of Carey Diversified LLC, the predecessor of W. P. Carey & Co. LLC, from 1997 to 2000. Mr. Carey also serves as President and a Director of W. P. Carey & Co., Inc., a company wholly-owned by his late brother, Mr. Wm. Polk Carey, since 2000, having previously served as a Director from its founding in September 1973 until December 1997 and as President from April 1987 to July 1997. He has also served since 1990 as a Trustee of the W. P. Carey Foundation, for which he served as President from 1990 to January 2012 and as Chairman since January 2012. Prior to 1987, he was senior partner in Philadelphia, head of the real estate department nationally, and a member of the Executive Committee of Reed Smith LLP, a law firm. He also served as law secretary to a Justice of the Supreme Court of Pennsylvania from 1950 to 1951 and as a member of the Executive Committee and Board of Managers of the Western Savings Bank of Philadelphia from 1972 until its takeover by another bank in 1982, and he is a former Chairman of the Real Property, Probate and Trust Section of the Pennsylvania Bar Association. He served as a member of the Board of Overseers of the School of Arts and Sciences at the University of Pennsylvania from 1983 to 1990. He has served as a Trustee of Germantown Academy in Fort Washington, Pennsylvania from 1961 to the present and as its President from 1966 to 1972. He currently serves as a Lifetime Trustee of Gilman School in Baltimore, Maryland and as Chairman of the Board of Trustees of the Carey Center for Global Good in Rensselaerville, New York. He has also served as a member of the Board of Trustees and Executive Committee of the Investment Program Association from 1990 to 2000, and as its Chairman from 1998 to 2000, and served on the Business Advisory Council of the Business Council for the United Nations from 1994 to 2002. He has served since 2002 on the Board of Trustees of the Maryland Historical Society and from 2006 to 2010 as a Vice President and a member of its Executive Committee. Mr. Carey has also served from 2004 to 2007 as Chairman and Senior Warden of St. Martin's in the Field Episcopal Church in Biddeford Pool, Maine, and currently serves as its Warden at Large. He attended Princeton University, holds A.B. and J.D. degrees from the University of Pennsylvania, and completed executive programs in corporate finance and accounting at Stanford University Graduate School of Business and the Wharton School of the University of Pennsylvania. Mr. Carey is the grandfather of William Polk Carey, II, a Second Vice President of W. P. Carey & Co. Inc. and an employee of the Company. In addition to his 40 years of legal experience, Mr. Carey brings to the Board extensive executive experience derived from serving as the chief executive and/or as a member of the executive committee at the corporations and other organizations noted above.

NATHANIEL S. COOLIDGE*
AGE: 73
Director Since: 2002

Mr. Coolidge currently serves as Chairman of the Investment Committee. He has previously served as Chairman of the Audit Committee and is currently a member of that Committee. Mr. Coolidge, former Senior Vice President of John Hancock Mutual Life Insurance Company ("John Hancock"), retired in 1996 after 23 years of service. From 1986 to 1996, Mr. Coolidge headed the John Hancock Bond and Corporate Finance Department, which was responsible for managing its entire fixed income investments and private equity portfolio. Prior to 1986, Mr. Coolidge served as Second Vice President and Senior Investment Officer of John Hancock. Mr. Coolidge is a graduate of Harvard University and served as a U.S. Naval officer. Mr. Coolidge brings to the Board over 30 years of experience analyzing corporate credits, including ten years as the head of a department managing more than $20 billion of private placements, public bonds, and private equity securities.

EBERHARD FABER, IV*
AGE: 75
Director Since: 1998

Mr. Faber currently serves as Chairman of the Nominating and Corporate Governance Committee. He served as Lead Director from December 2006 to July 2010. Mr. Faber held various posts with Eberhard Faber Inc., the worldwide manufacturer of writing products and art supplies, serving as Chairman and Chief Executive Officer from 1973 until 1987, when the company merged into Faber-Castell Corporation. He served as a Director of the Federal Reserve Bank of Philadelphia from 1980 to 1986, chairing its Budget and Operations Committee, and was Chairman of the Board of Citizen's Voice Newspaper from 1992 to 2002. Currently, he is an emeritus director of PNC Bank, N.A., where he served as a member of the Northeast Pennsylvania Advisory Board of PNC Bank, N.A. from 1998 to 2011 and as a Director from 1994 to 1998, and a Trustee of the Geisinger Wyoming Valley Hospital and the Eberhard L. Faber Foundation. He was a Borough Councilman of Bear Creek Village from 1994 to 2005. In addition to graduating from Princeton University *magna cum laude*, he was a member of Phi Beta Kappa while serving as Chairman of The Daily Princetonian and was a Fulbright Scholar and teaching fellow at the University of Caen in France. Mr. Faber also served as a Director of First Eastern Bank from 1986 to 1992 and as the Chairman of the Board from 1992 to 1994, when the bank was sold to PNC Bank, N.A. He also served as Chairman of the Board of King's College in Wilkes-Barre, Pennsylvania from 1996 through 2011. Mr. Faber brings to the Board extensive business, corporate governance and financial expertise and experience.

BENJAMIN H. GRISWOLD, IV*
AGE: 71
Director Since: 2006

Mr. Griswold currently serves as Non-Executive Chairman of the Board and Chairman of the Compensation Committee. He served as Lead Director from July 2010 until January 2012, when he was appointed as Non-Executive Chairman after the passing of Mr. Wm. Polk Carey. Mr. Griswold is a partner and chairman of Brown Advisory, a Baltimore-based firm providing asset management and strategic advisory services in the U.S. and abroad. Prior to joining Brown Advisory as senior partner in March 2005, Mr. Griswold had served as Senior Chairman of Deutsche Bank Securities Inc. He had served as Senior Chairman of Deutsche Banc Alex. Brown, the predecessor of Deutsche Bank Securities Inc., since the acquisition of Bankers Trust by Deutsche Bank in 1999. Mr. Griswold began his career at Alex. Brown & Sons in 1967, and became a partner of the firm in 1972. He headed the company's research department, equity trading and equity division prior to being elected Vice Chairman of the Board and Director in 1984, and Chairman of the Board in 1987. Upon the acquisition of Alex. Brown by Bankers Trust New York Corporation in 1997, he became Senior Chairman of BT Alex. Brown. Mr. Griswold is a member of the boards of Stanley Black & Decker, Baltimore Life Insurance, and Flowers Foods. A former Director of the New York Stock Exchange, he is active in civic affairs in the Baltimore area and serves as an Emeritus Trustee of Johns Hopkins University and heads the endowment board of the Baltimore Symphony Orchestra. Mr. Griswold received his B.A. from Princeton University, his M.B.A. from Harvard University and served as a U.S. Army officer. Mr. Griswold brings to the Board 45 years of experience in the investment business, first as an investment banker (38 years) and then as an investment advisor (7 years). He has extensive experience with and understanding of capital markets as well as security analysis and valuation. His board experience and his past experience as a director of the New York Stock Exchange give him a detailed understanding of corporate governance in general and audit, compensation, governance, and finance committee functions in particular.

AXEL K.A. HANSING*
AGE: 69
Director Since: 2011

Mr. Hansing is a Partner at Coller Capital, Ltd., a global leader in the private equity secondary market, and is responsible for the origination, execution and monitoring of investments. Prior to joining Coller Capital in 2000, Mr. Hansing was Chief Executive Officer of Hansing Associates, a corporate finance boutique, which he founded in 1994. He was previously Managing Director of Equitable Capital Management (New York and London), head of the International Division of Bayerische Hypotheken und Wechsel-Bank in Munich and New York, and spent four years with Merrill Lynch International Banking in London and Hong Kong. Mr. Hansing attended the Advanced Management Program at Harvard Business School. Mr. Hansing has served as a member of the Investment Committee since September 2008 and a member of the board of directors of W. P. Carey International LLC ("WPCI", as described below) since December 2008. Mr. Hansing brings to the Board over 35 years of experience in international corporate real estate and investment banking, including private equity investment both as a General Partner and a Limited Partner.

DR. RICHARD C. MARSTON*
AGE: 68
Director Since: 2011

Dr. Marston is the James R.F. Guy Professor of Finance and Economics at the Wharton School of the University of Pennsylvania, having joined the faculty of the University in 1972. Dr. Marston holds degrees from Yale College (summa cum laude), Oxford University (where he was a Rhodes Scholar), and Massachusetts Institute of Technology (PhD), and has been awarded numerous honors, fellowships and grants throughout the United States, Europe and Asia. Dr. Marston has been a consultant on foreign exchange and international finance to government agencies like the U.S. Treasury and the Federal Reserve and the International Monetary Fund and has advised firms such as Citigroup, JP Morgan, and Morgan Stanley on investment policy. He currently serves as an advisor to Morgan Stanley's Portfolio Advisory Services and is also an advisor to several family offices. Dr. Marston has served as a member of the Investment Committee since September 2010 and a member of the board of directors of WPCI since June 2009. Dr. Marston brings to the Board close to four decades of financial and economic industry experience.

ROBERT E. MITTELSTAEDT, JR.*
AGE: 68
Director Since: 2007

Mr. Mittelstaedt currently serves as the Chairman of the Strategic Planning Committee. Mr. Mittelstaedt has served as dean of the W. P. Carey School of Business at Arizona State University since June 2004. He also serves on the Boards of Directors of Innovative Solutions & Support, Inc. and Laboratory Corporation of America Inc. Between 1973 and 2004, Mr. Mittelstaedt served in numerous positions at The Wharton School, most recently as Vice Dean, Executive Education, and Director of the Aresty Institute of Executive Education. From 1985-1990 he co-founded, developed and sold Intellego, Inc., a company engaged in practice management, systems development and service bureau billing operations in the medical industry. He formerly served as a member of the corporate Boards of Directors of: A.G. Simpson Automotive, Inc., Dresser Insurance, Inc., HIP Foundation, Inc. and Intelligent Electronics, Inc. Mr. Mittelstaedt received his B.S. (Mechanical Engineering) from Tulane University and his MBA from the Wharton School at the University of Pennsylvania. Mr. Mittelstaedt brings to the Board over 30 years of strategic planning experience covering a range of businesses. He also brings extensive corporate governance expertise, having developed and taught courses on corporate governance matters for over 18 years.

CHARLES E. PARENTE*
AGE: 71
Director Since: 2006

Mr. Parente currently serves as Chairman of the Audit Committee. Mr. Parente also serves as Chief Executive Officer of Pagnotti Enterprises, Inc., a diversified holding company whose primary business includes workers' compensation insurance, real estate, anthracite coal mining preparation and sales, and as Chairman and CEO of CP Media, LLC, a holding company that owns broadcast television stations. From 1988 through 1993, he served as President and CEO of C-TEC Corporation, a telecommunications and high-technology company. From 1970 through 1987, Mr. Parente was CEO and Managing Partner of Parente Randolph, LLC, the leading independent accounting and consulting firm in Pennsylvania and among the top 30 in the country. Before this, from 1962 through 1970, he was a Principal at Deloitte, Haskins & Sells, a public accounting firm. Mr. Parente is a member of the Board of Directors of: Sordoni Construction Services, Inc., a commercial construction and real estate development company; Circle Bolt & Nut Co., a distributor of industrial products; and Frank Martz Coach Co. & Subsidiaries, a diversified transportation company. Mr. Parente also served as a Director of Community Bank System, Inc., a bank holding company, and its affiliated bank, Community Bank, N.A., from May 2004 through December 2010. He is active with various civic and community organizations, is past Chairman of the Board of Directors of the Wyoming Valley Health Care System, Inc. and is a board member of The Luzerne Foundation and King's College, where he also served as Chairman from 1989 through 1998. He is a Certified Public Accountant and is a member of the American Institute of Certified Public Accountants. He graduated *cum laude* from King's College in Wilkes-Barre, PA. Mr. Parente served as a director of CPA®:12, CPA®:14 and CPA®:15 from 2003 until 2006 and was a member of the Board of Directors of Bertels Can Company, a private manufacturer of metal cans for the gift industry, from 1993 to 2006. Mr. Parente brings to the Board extensive knowledge of accounting matters as well as executive experience.

NICK J.M. VAN OMMEN*
AGE: 65
Director Since: 2011

Mr. van Ommen served as Chief Executive Officer of the European Public Real Estate Association (EPRA) from 2000 to 2008, promoting, developing and representing the European public real estate sector. He has over three decades of financial industry experience, serving in various roles in the banking, venture capital and asset management sectors. Mr. van Ommen currently serves on the supervisory boards of several companies, including Babis Vovos International Construction SA, a listed real estate company in Greece, Intervest Retail and Intervest Offices, listed real estate companies in Belgium, and IMMOFINANZ, a listed real estate company in Austria. Mr. van Ommen has served as a member of the Investment Committee since September 2008 and a member of the board of directors of WPCI since December 2008. Mr. van Ommen brings to the Board over 30 years of financial and real estate experience, particularly in Europe.

DR. KARSTEN VON KÖLLER*
AGE: 72
Director Since: 2003

Dr. von Köller is currently Chairman of Lone Star Germany GmbH. He also serves as Chairman of the Supervisory Boards of Düsseldorfer Hypothekenbank AG and MHB Bank AG. He is also Vice Chairman of the Supervisory Boards of IKB Deutsche Industriebank AG, where he is Chairman of the Audit Committee, and Corealcredit Bank AG. Dr. von Köller was Chief Executive Officer of Eurohypo AG until 2003. He was also Chairman and a Member of the Board of Managing Directors of Allgemeine HypothekenBank Rheinboden AG from December 2005 until December 2006 and a director of FranconoWest AG, a residential real estate trust in Germany, from August 2007 until May 2008. Dr. von Köller brings to the Board Europe-wide experience in financing commercial real estate transactions as well as international bond market experience.

REGINALD WINSSINGER*
AGE: 69
Director Since: 1998

Mr. Winssinger is founder and Chairman of National Portfolio, Inc., an Arizona-based firm involved in acquisition, financing, management and construction of commercial, multi-family, industrial and land development real estate projects. He spent ten years at the Winssinger family real estate company, a third-generation Belgian real estate enterprise, before coming to the United States in 1979 to expand their investment activity. Over a 20-year period he created and managed a $500 million portfolio of U.S. real estate investment for U.S. and European investors. He later formed Horizon Real Estate Group, Inc., doing business as NAI Horizon in Phoenix, Arizona, a full service real estate firm providing brokerage, property management, construction management and real estate consulting services. He also serves as a Director of Carey Storage Asset Management, LLC, a subsidiary of the Company. Mr. Winssinger currently manages multiple companies with real estate investments primarily in Arizona, California and Texas. He also serves as a Director of Pierce-Eislen, Inc. and is the Honorary Consul of Belgium to Arizona. He attended the Sorbonne and is an alumnus of the University of California at Berkeley. Mr. Winssinger brings extensive experience in real estate, having worked in the industry for over 45 years. During his career, he has developed or managed several million square feet in residential and commercial real estate.

Committees of the Board of Directors

Members of the Board of Directors have been appointed to serve on various committees of the Board of Directors. The Board of Directors has currently established a Compensation Committee, an Audit Committee, and a Nominating and Corporate Governance Committee, the functions of which are summarized below. The Board of Directors has also established an Executive Committee, which has the authority, subject to certain limitations, to exercise the powers of the Board of Directors during intervals between meetings of the full Board of Directors, an Economic Policy Committee, which is available to render advice on economic policy matters affecting the Company, and a Strategic Planning Committee, which reviews and oversees the Company's strategic planning processes.

- **Compensation Committee.** The Compensation Committee's responsibilities include setting compensation principles that apply generally to Company employees; reviewing and making recommendations to the Board of Directors with respect to compensation for Directors; reviewing the compensation structure for all current key executives, including incentive compensation plans and equity-based plans; reviewing goals and objectives relevant to Executive Officers' compensation, evaluating the Executive Officers' performance and approving their compensation levels and annual and long-term incentive awards; and reviewing and approving the number of shares, price per share and period of duration for stock grants under any approved share incentive plan. There were six Compensation Committee meetings held during 2011.

---
* Independent Director

- **Audit Committee.** The Audit Committee has been established to assist the Board of Directors in monitoring the integrity of the financial statements and management's report of internal controls over financial reporting of the Company, the compliance by the Company with legal and regulatory requirements and the independence, qualifications and performance of the Company's internal audit function and Independent Registered Public Accounting Firm. Among the responsibilities of the Audit Committee are to engage an Independent Registered Public Accounting Firm, review with the Independent Registered Public Accounting Firm the plans and results of the audit engagement, approve professional services provided by the Independent Registered Public Accounting Firm, review the independence of the Independent Registered Public Accounting Firm and consider the range of audit and non-audit fees. The Committee ratifies the engagement of the internal auditors and reviews the scope of their internal audit plan. The Committee also reviews and discusses with management the internal auditors and the Independent Registered Public Accounting Firm, the Company's internal controls and reviews the results of the internal audit program. There were nine Audit Committee meetings held during 2011.

- **Nominating and Corporate Governance Committee.** The Nominating and Corporate Governance Committee is responsible for developing and implementing policies and practices relating to corporate governance, including monitoring implementation of W. P. Carey & Co. LLC's corporate governance policies. In addition, the Committee develops and reviews background information for candidates for the Board of Directors, including those recommended by shareholders, and makes recommendations to the Board regarding such candidates. The Nominating and Corporate Governance Committee met four times during 2011.

The Board has adopted written charters for each of the Compensation, Audit, and Nominating and Corporate Governance Committees, each of which can be viewed on our website, www.wpcarey.com, under the heading "Investor Relations."

Certain members of the Board are also members of the Investment Committee of Carey Asset Management Corp., a subsidiary of the Company that provides advisory services to the CPA® REITs and may also provide services to the Company. Before a property is acquired by a CPA® REIT, the transaction is reviewed by the Investment Committee to ensure that it satisfies the relevant CPA® REIT's investment criteria. The Investment Committee is not directly involved in originating or negotiating potential investments but instead functions as a separate and final step in the investment process. In addition, the Investment Committee, at the request of our Board of Directors or Executive Committee, may also review any initial investment in which W. P. Carey & Co. LLC proposes to engage directly. Current Directors of W. P. Carey & Co. LLC who also serve on the Investment Committee are Messrs. Coolidge (Chairman), Hansing, Marston, van Ommen, and von Köller.

BOARD COMMITTEE MEMBERSHIP ROSTER

Name	Executive	Compensation	Audit	Nominating and Corporate Governance	Economic Policy	Strategic Planning
Trevor P. Bond	X					X
Francis J. Carey	X*					
Nathaniel S. Coolidge	X		X			X
Eberhard Faber, IV	X	X	X	X*		X
Benjamin H. Griswold, IV	X	X*		X		X
Axel K.A. Hansing					X	X
Dr. Richard C. Marston	X			X	X	X
Robert E. Mittelstaedt, Jr.		X	X	X		X*
Charles E. Parente**		X	X*			X
Nick J.M. van Ommen		X	X			
Karsten von Köller			X		X	
Reginald Winssinger		X		X		X

* Chairman of Committee

** Financial Expert

The Board of Directors has determined that none of the Directors who currently serve on the Compensation, Audit, or Nominating and Corporate Governance Committees, or who served at any time during 2011 on such committees, has a relationship to W. P. Carey & Co. LLC that may interfere with his independence from W. P. Carey & Co. LLC and its management, and therefore all such Directors are "independent" as defined in the Listing Standards of the New York Stock Exchange, which we also refer to in this Proxy Statement as the Exchange, and under applicable rules of the Securities and Exchange Commission, which we refer to in this Proxy Statement as the SEC.

Board Meetings and Directors' Attendance

There were four regular and three special Board meetings held in 2011, and each Director attended at least seventy-five percent of the aggregate of such meetings and of the meetings held during the year by the committees of which he was a member. Under our Corporate Governance Guidelines, each Director is required to make every effort to attend each Board meeting and applicable Committee meetings, except in unavoidable circumstances. Although there is no specific policy regarding Director attendance at meetings of shareholders, Directors are invited and encouraged to attend. All of the current Directors attended the annual meeting of shareholders held on June 16, 2011.

Until his election as Non-Executive Chairman in January 2012, Benjamin H. Griswold, IV served as Lead Director. The primary responsibility of the Lead Director was to preside over periodic executive sessions of the Board in which management Directors and other members of management do not participate. In his current role as Non-Executive Chairman, Mr. Griswold, in addition to presiding over any such executive sessions of the Board, also presides over meetings of the full Board of Directors.

Board Leadership Structure and Risk Oversight

Until his passing in January 2012, the Founder and principal shareholder of the Company, Mr. Wm. Polk Carey, was the Chairman of the Board. The Board believed that having Mr. Carey as Chairman provided strong leadership for the Board and critical thinking with respect to the Company's strategy and performance and helped ensure that shareholder interests were well represented during Board deliberations. Until he was appointed as Non-Executive Chairman in January 2012, Mr. Griswold served as Lead Director. The Company's Chief Executive Officer, Trevor P. Bond, is also a member of the Board of Directors. The Board considers the Chief Executive Officer's participation to be important to make information and insight about the Company's business and its operations directly available to the Directors in their deliberations. The Board feels that, as a former Chairman of the Board, Mr. Griswold is well-suited, in his capacity as Non-Executive Chairman, to preside over independent sessions of the Board (as he did when he was Lead Director) and to preside over full sessions of the Board.

The Board believes that risk oversight is the responsibility of the Board as a whole and not of any one of its committees. The Board periodically reviews the processes established by management to identify and manage risks, communicates with management about these processes and receives regular reports from each of its committees concerning, among other things, risks arising within its areas of responsibility.

Compensation of the Board of Directors

W. P. Carey & Co. LLC pays its Directors who are not its officers or employees or retired officers or employees fees for their services as Directors. We refer to these individuals in this proxy statement as Independent Directors or Non-Employee Directors. From June 2008 through the date of the Company's annual meeting of shareholders held on June 16, 2011 (the "2011 Annual Meeting"), Independent Director annual compensation included: a cash annual retainer of $50,000; meeting attendance fees of $1,500 per regular quarterly meeting (including telephonic meetings); meeting attendance fees of $1,500 per committee meeting for members of the Audit, Compensation, and Nominating and Corporate Governance Committees (including telephonic meetings); and an automatic annual grant of restricted stock units, or RSUs, with a grant date fair value of $50,000, which are immediately vested but are required to be deferred until the Director completes his or her service on the Board. The RSUs granted to the Directors are also referred to in this Proxy Statement as Director RSUs. During 2010, the Compensation Committee requested that its independent compensation consultants, Towers Watson and Company ("Towers Watson"), conduct a review of the compensation of the Board and Committee members as part of its periodic review of such practices. Based on the results of that review and the advice of Towers Watson, in January 2011 the Compensation Committee recommended, and the Board approved, that, in order to realign total compensation levels with the median of the Company's peer group, the grant date fair value of the annual grant of Director RSUs awarded to each Director should be increased to $70,000 effective as of July 1, 2011, which was the next scheduled grant date for such RSUs after the 2011 Annual Meeting. This adjustment was also intended to recognize the increased work and greater responsibilities assumed by the Board in 2010 and 2011.

Mr. Griswold receives an additional $10,000 per year for serving as the Chairman of the Compensation Committee and $10,000 per year for serving as a member of the Executive Committee. He received $10,000 in 2011 for serving as Lead Director, and he currently receives the same amount for serving as Non-Executive Chairman, although the Board expects to review this aspect of his compensation at a future date when the parameters of the role, which was a new position for the Company, become more fully defined. Mr. Parente receives an additional $10,000 per year for serving as Chairman of the Audit Committee. Mr. Faber receives an additional $10,000 per year for serving as Chairman of the Nominating and Corporate Governance Committee and $10,000 per year for serving as a member of the Executive Committee. Mr. Mittelstaedt receives an additional $10,000 per year for serving as Chairman of the Strategic Planning Committee. All of such fees are payable in cash quarterly. Directors Coolidge, Hansing, Marston, van Ommen, and von Köller are also members of the Investment Committee of Carey Asset Management Corp., and each receives a fee of $1,500 per Investment Committee meeting attended. Mr. Coolidge receives an additional $20,000 per year for serving as Chairman of the Investment Committee and $10,000 per year for serving as a member of the Executive Committee. Mr. Coolidge also receives an additional $1,500 fee for each transaction approved by him as Chairman of the Investment Committee pursuant to authority previously delegated to him by such committee, within specified parameters, to approve transactions valued at less than $10 million, and in 2011 he received a fee of $1,500 per quarter through September 30 to approve transactions under an a build-to-suit program that was being funded by CPA®:17 — Global. In addition, Directors, Hansing, Marston, van Ommen, von Köller, and Winssinger, are members of the Board of Directors of WPCI, a subsidiary of the Company that structures net lease transactions on behalf of the CPA® REITs outside of the United States, for which service they receive $10,000 in annual fees. Each of Mr. von Köller and Mr. van Ommen receive an additional $20,000 in fees per year for serving on the Board of Directors of W. P. Carey & Co. BV, a Netherlands subsidiary of the Company that manages international assets for the Company as well as the CPA® REITs. Mr. Winssinger is a member of the Board of Directors of Carey Storage Asset Management, a subsidiary of the Company, and he receives an additional $25,000 per year for such Board service. Messrs. Francis J. Carey and Bond, who are officers of W. P. Carey & Co. LLC and/or its subsidiaries, are also Directors and are not paid any Director fees. Mr. Wm. Polk Carey, who served as Chairman of the Board and as a Director in 2011, was not paid any Director fees for such service. The compensation received by Messrs. Wm. Polk Carey and Bond as officers of the Company in 2011 is discussed in the compensation tables for Executive Officers below. Mr. Francis J. Carey, who serves as the Company's Chief Ethics Officer in addition to serving as the Chairman of the Executive Committee, receives an annual salary of $200,000 from the Company.

DIRECTOR COMPENSATION

The following table sets forth information concerning the compensation of the individuals who served as Independent Directors during 2011:

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	Total ($)
Nathaniel S. Coolidge	123,500	70,000	193,500
Eberhard Faber, IV	104,500	70,000	174,500
Benjamin H. Griswold, IV	108,500	70,000	178,500
Axel K.A. Hansing	94,500	70,000	164,500
Dr. Lawrence R. Klein[2]	46,500	0	46,500
Dr. Richard C. Marston	92,000	70,000	162,000
Robert E. Mittelstaedt, Jr.	84,000	70,000	154,000
Charles E. Parente	93,000	70,000	163,000
Nick J.M. van Ommen	120,500	70,000	190,500
Karsten von Köller	114,500	70,000	184,500
Reginald Winssinger	113,500	70,000	183,500

(1) Amounts reflect the aggregate grant date fair value calculated in accordance with Financial Accounting Standards Board Accounting Standings Codification Topic 718 ("FASB ASC Topic 718") with respect to awards of Director RSUs received in 2011. There were no option awards, non-equity incentive compensation or nonqualified deferred compensation granted to the Directors during 2011. For each of the Directors, the grant date fair value of each Director RSU, computed in accordance with FASB ASC Topic 718, was $40.38 on July 1, 2011. The assumptions on which these valuations are based are set forth in Note 14 to the consolidated financial statements included in the 2011 Form 10-K.

(2) On June 16, 2011, Dr. Lawrence R. Klein retired from the Board and became an emeritus director.

The following table reflects Independent Director options and Director RSUs outstanding and held by the individuals listed in the previous table, if any, as of December 31, 2011:

	Total RSU Awards[1] (#)	Total Option Awards Vested (#)
Nathaniel S. Coolidge	7,019	4,000
Eberhard Faber, IV	7,019	0
Benjamin H. Griswold, IV	7,019	4,000
Axel K.A. Hansing	1,734	0
Dr. Richard C. Marston	1,734	0
Robert E. Mittelstaedt, Jr.	7,019	4,000
Charles E. Parente	7,019	4,000
Nick J.M. van Ommen	1,734	0
Karsten von Köller	7,019	0
Reginald Winssinger	7,019	0

(1) Director RSUs were immediately vested when granted, but the payout of the underlying shares of Common Stock, which occurs on a one-for-one basis, was required to be deferred until the Director completes his service on the Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of Common Stock as of the Record Date by each of W. P. Carey & Co. LLC's nominees for election as Director, each of the named executive officers listed in the Summary Compensation Table below ("NEOs"), all Directors and Executive Officers as a group, and each person known to the Company to own beneficially more than 5% of the Common Stock. Fractional shares are rounded to the nearest full share. The business address of each of the Directors listed is c/o W. P. Carey & Co. LLC, 50 Rockefeller Plaza, New York, NY 10020. Except as noted below, none of the shares has been pledged as collateral.

Name of Beneficial Owner	Amount of Shares Beneficially Owned[1]	Percentage of Class
Trevor P. Bond[2][3]	32,972	*
Francis J. Carey[2][4]	500,294	1.24%
Nathaniel S. Coolidge[5]	16,320	*
Mark J. DeCesaris[2][6]	84,360	*
Eberhard Faber, IV[7]	39,664	*
Benjamin H. Griswold, IV[5][8]	165,603	*
Axel K.A. Hansing	1,734	*
Dr. Richard C. Marston	1,734	*
John D. Miller[2][9]	22,390	*
Robert E. Mittelstaedt, Jr.[5]	19,363	*
Charles E. Parente[5]	50,082	*
Nick J.M. van Ommen	8,134	*
Dr. Karsten von Köller	7,023	*
Reginald Winssinger	26,119	*
Thomas E. Zacharias[2][10]	309,914	*
Estate of Wm. Polk Carey[11]	11,666,169	28.93%
All Director and Executive Officers as a Group (16 individuals)[12]	12,991,050	32.07%

* Less than 1%

(1) Beneficial ownership has been determined in accordance with the rules of the SEC and includes shares that each individual (or the Group) has the right to acquire within 60 days as well as vested Director RSUs and LTIP RSUs, PSUs, and Rollover RSUs, each as defined below, where payout of the underlying shares has been deferred. Except as noted, and except for any community property interest owned by spouses, the listed individuals have sole investment power and sole voting power as to all shares of which they are identified as being the beneficial owners.

(2) The amounts shown include 753 shares that the individual has the right to acquire within 60 days under the ESPP, assuming each individual purchases the maximum number of shares he is eligible to purchase and assuming a per-share purchase price of $33.21 (based on 85% of the fair market value of the Common Stock on the first day of trading in the semi-annual purchase period pursuant to the terms of the ESPP, as more fully described under "Equity Compensation Plan Information" below).

(3) The amount shown includes 1,700 shares owned by Mr. Bond's spouse and 1,998 shares held in the Estate of Nelson L. Bond, Jr., Mr. Bond's late father, for which he is the executor.

(4) The amount shown includes 7 shares that Mr. Francis J. Carey has the right to acquire through the exercise of stock options within 60 days under the 1997 Share Incentive Plan and a total of 244,179 shares held in three grantor retained annuity trusts. The amount shown also includes 183,293 shares that have been pledged in a margin account. The amount does not reflect the shares held by the Estate of Wm. Polk Carey, the Company's deceased Chairman and Founder, noted in the Table above, for which Mr. Carey serves as co-executor and which we refer to in this Proxy Statement as the Carey Estate. Mr. Carey has shared voting and dispositive power over such shares, and may be the ultimate beneficiary of a portion of such shares.

[5] The amount shown includes 4,000 shares this Director has the right to acquire through the exercise of stock options within 60 days under the 1997 Non-Employee Director Plan.

[6] The amount shown also includes 59,273 shares that have been pledged in a margin account.

[7] The amount shown includes 4,675 shares held by the Faber Family Trust, of which Mr. Faber is a trustee and a beneficiary, and 1,100 shares owned by Mr. Faber's spouse. It also includes 400 shares owned by his niece held in an account for which Mr. Faber has investment authority but with regard to which he disclaims beneficial ownership. It does not include 1,590 shares held by the Faber Foundation.

[8] The amount shown includes 33,000 shares held by the Benjamin H. Griswold, III Marital Trust and 16,500 shares held by the Benjamin H. Griswold, III Grandchildren's Trust, of which Mr. Griswold is a trustee, and 2,000 shares owned by Mr. Griswold's spouse.

[9] The amount shown includes 19 shares that Mr. Miller has the right to acquire through the exercise of stock options within 60 days under the 1997 Share Incentive Plan.

[10] The amount shown includes 154,478 shares that Mr. Zacharias has the right to acquire through the exercise of stock options within 60 days under the 1997 Share Incentive Plan and 17,000 shares owned by Mr. Zacharias's spouse. Mr. Zacharias disclaims beneficial ownership of the shares owned by his spouse. The amount shown also includes 119,665 shares that have been pledged in a margin account.

[11] The amount shown includes 7,114,735 shares held by W. P. Carey & Co., Inc. that the Carey Estate is deemed to beneficially own and includes 15,222 shares that the Carey Estate has the right to acquire through the exercise of stock options within 60 days under the Company's 1997 Share Incentive Plan. The amount shown also includes 653,566 shares that have been pledged in a margin account by the Carey Estate.

[12] Includes shares owned by the Carey Estate for which Mr. Francis J. Carey, a Director, serves as co-executor, as described in footnote 4 above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that Directors, Executive Officers and persons who are the beneficial owners of more than 10% of our shares file reports of their ownership and changes in ownership of our shares with the SEC and to furnish us with copies of all such Section 16 reports that they file. Based upon a review of the copies of such reports furnished to us as filed with the SEC and other written representations that no other reports were required to be filed during the year, W. P. Carey & Co. LLC believes that our Directors, Executive Officers and beneficial owners of 10% or more of our shares were in compliance with the reporting requirements of Section 16(a) of the Exchange Act during 2011.

EQUITY COMPENSATION PLAN INFORMATION

The following table presents information regarding the Company's equity compensation plans as of December 31, 2011:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	2,637,544[1]	$28.83[2]	2,922,389[3]
Equity compensation plans not approved by security holders	0	0	0
Total	2,637,544[1]	$28.83[2]	2,922,389[3]

[1] Reflects outstanding options, LTIP, RSUs, and performance share units, or PSUs, issued to officers and employees under the 1997 Share Incentive Plan and the 2009 Share Incentive Plan. For PSUs, which may or may not vest in varying amounts depending on the achievement of specified performance criteria, the Target Amount, which at the date of grant was the expected future payment, aggregating, 610,745 PSUs, was used; the Maximum Amount that can be issued would be 1,832,234 (although, for PSUs granted in 2009, the actual

payout level achieved was 175% of the Target Amount and not the Maximum Amount). Amounts shown do not include dividend equivalents to be paid on PSUs, which are reinvested in shares of Common Stock at the end of the relevant performance cycle but only to the extent the PSUs vest. Also reflects Director RSUs granted under the 2009 Non-Employee Directors' Incentive Plan.

(2) All RSUs and PSUs are settled in shares of Common Stock on a one-for-one basis and accordingly do not have a Weighted-Average Exercise Price. The Weighted-Average Exercise Price shown is for outstanding options only.

(3) Includes: 2,570,987 shares of Common Stock issuable under the 2009 Share Incentive Plan, which may be issued upon the exercise of stock options, as restricted stock, upon vesting of RSUs or PSUs, or as other stock based awards; 260,095 shares issuable under the 2009 Non-Employee Director Incentive Plan, which may be issued upon the exercise of stock options, upon vesting of Director RSUs or as restricted stock; and 91,307 shares currently issuable under the ESPP. See "Proposal Two — Approval of an Amendment to the Employee Stock Purchase Plan" below for a description of a proposal to increase the number of shares of Common Stock authorized for issuance under the ESPP to 500,000 shares. Under the terms of the ESPP, eligible employees may purchase shares semi-annually with up to a maximum of 10% of eligible compensation, or $25,000, if less. The purchase price is 85% of the lower of the fair market value of the Common Stock on the first and last day of each semi-annual purchase period, which is defined in the ESPP as the average of the high and low prices of such stock on the Exchange. The terms of the ESPP do not limit the aggregate number of shares subject to purchase by all participants during any one purchase period.

PROPOSAL TWO

APPROVAL OF AN AMENDMENT TO THE EMPLOYEE STOCK PURCHASE PLAN

Since 1998, the Company has been offering the opportunity to participate in its Employee Stock Purchase Plan to its United States-based employees. The Board believes that the ESPP helps the Company attract and retain employees by providing participating employees with the opportunity to acquire an ownership interest intended to further align their interests with the Company and its shareholders. The purpose of the ESPP is to encourage and assist employees to acquire an ownership interest in the company. As of the date of this Proxy Statement, approximately 88 employees participate in, and a total of 408,693 shares have been issued under, the ESPP, with 91,307 shares remaining available for issuance. Pursuant to the ESPP, employees of the Company and its participating affiliates may periodically purchase shares of Common Stock at a discount through payroll deductions or a lump sum contribution. On March 15, 2012, the Board unanimously adopted an amendment to the ESPP to provide for an increase in the number of shares of Common Stock available for issuance under the ESPP to 500,000 shares from the 91,307 shares currently remaining available. The Board believes that such increase is necessary in order to provide for the issuance of shares consistent with current and anticipated participant purchase elections. A copy of the proposed amended and restated ESPP is attached to this Proxy Statement as Appendix A. The following description is qualified in its entirety by reference to the ESPP attached as Appendix A.

Summary of the ESPP Eligibility. To be eligible to participate in the ESPP, an employee must be employed by the Company or a participating affiliate on the first day of the semi-annual offering period. Directors who are not employees of the Company are not eligible to participate in the ESPP. As of April 1, 2012, approximately 185 employees were eligible to participate in the ESPP, including five Executive Officers.

Offering Periods. The ESPP is divided into two six-month offering periods that end on the last day of May and November of each year. During each offering period, participating employees can either (a) purchase shares at the end of the offering period through a lump-sum contribution or (b) accumulate funds in an account used to buy Common Stock through payroll deductions and, at the end of each offering period, the participating employee's accumulated funds are used to purchase shares of Common Stock. No interest is paid on such accounts.

Limitations on the Number of Shares Purchased. Payroll deductions accrue at a rate of not less than 1% and not more than 10% of the employee's compensation, as defined in the ESPP, during each offering period, and lump-sum contributions may not exceed 10% of the employee's compensation during the offering period. No employee may contribute more than $25,000 during any calendar year under the ESPP.

Purchase Price. The purchase price per share of Common Stock under the ESPP is 85% of the lesser of (i) the fair market value of the Common Stock on the first day of an offering period and (ii) the fair market value of the Common Stock on the last day of an offering period. On December 1, 2011, the first day of the current offering period, the fair market value of the Common Stock, which is defined in the ESPP as the average of the high and low price of the Common Stock on the Exchange, was $39.07 per share. The closing price of the Common Stock on the Record Date was $46.97 per share.

Past Participation. The total number of shares of Common Stock purchased under the ESPP since its initial adoption by each of the individuals named in the Summary Compensation Table below, all the current Executive Officers as a group, and the Directors who are not Executive Officers as a Group is as follows: Wm. Polk Carey — 17,758; Thomas E. Zacharias — 6,686; John D. Miller — 3,411; Mark M. Goldberg — 3,507; all current Executive Officers as a group — 13,604; and all Directors who are not Executive Officers as a group — 17,758.

Shares Available for Grant. Under the ESPP, 500,000 shares of Common Stock were originally reserved for issuance. The maximum number of shares of Common Stock that will be available for further issuance under the ESPP, if this Proposal is approved by the shareholders, will again be 500,000 shares, consisting of 408,693 additional shares to be authorized by the proposed amendment and 91,307 shares previously authorized and remaining available for issuance. Shares reserved for issuance under the ESPP are subject to adjustment for stock dividends, stock splits and certain other events as provided in the ESPP. The shares of Common Stock issued under the ESPP will be from the Company's authorized but unissued shares of Common Stock and/or from treasury stock.

Effect of Termination of Employment. An employee's participation in the ESPP will terminate as of their date of termination of employment. Under the ESPP as amended, in the event of termination of employment for any reason prior to the last business day of an offering period, payroll deductions will be returned to the former employee (or his or her estate, in the case of the employee's death).

Administration. The ESPP is administered by the Compensation Committee, which is authorized to interpret the ESPP and to make such rules and regulations as it deems necessary in connection therewith.

Amendment of the ESPP. The Board has the power to amend or terminate the ESPP, except that the Board may not amend the ESPP without shareholder approval if such approval is required by any applicable rule or regulation of the SEC or the Exchange.

Federal Income Tax Consequences. The following discussion summarizes the material federal income tax consequences to the Company and the participating employees in connection with the ESPP under existing applicable provisions of the Internal Revenue Code and the accompanying regulations. The discussion is general in nature and does not address issues relating to income tax circumstances of any individual employee. The discussion is based on federal income tax laws in effect on the date of this Proxy Statement and is, therefore, subject to possible future changes in the law. The discussion does not address the consequences of state, estate, inheritance, local or foreign tax laws. The ESPP is not intended to be an employee stock purchase plan under Section 423 of the Internal Revenue Code.

Under the Internal Revenue Code, the Company is deemed to grant employees participating in the ESPP an "option" on the first day of each offering period to purchase as many shares of Common Stock as the employee will be able to purchase with the amounts expected to be credited to his or her account during the offering period. On the last day of the offering period, the purchase price is determined and the employee is deemed to have exercised the "option" and purchased that number of shares of Common Stock that his or her accumulated payroll deductions or lump-sum contribution will purchase at the purchase price. Accordingly, an employee will recognize income taxable as ordinary compensation when shares of Common Stock are purchased under the ESPP. On the last day of the offering period, the amount by which the fair market value of the shares purchased, determined as of that day, exceeds the purchase price of the Common Stock is treated as compensation income. Dividends, if any, paid on shares purchased under the ESPP are treated as dividend income received by the employee and are taxable in the year in which the dividends are paid.

When an employee subsequently sells Common Stock purchased under the ESPP, the employee generally recognizes a capital gain or loss, which is long-term or short term depending upon whether the shares have been held for more than one year. The Company or one of its subsidiaries is generally entitled to a deduction in the year in which an employee purchases shares under the ESPP equal to the amount of compensation income recognized.

Vote Required

Assuming the presence of a quorum, the affirmative vote of a majority of the votes cast by the holders of the Common Stock present and entitled to vote thereon at the Annual Meeting is required to approve Proposal Two. An abstention from voting will not be considered a vote cast on the matter, will not be counted in determining the number of affirmative votes required for approval and, accordingly, will not have the effect of a vote for or against the proposal. If a broker or similar nominee limits on a proxy card the number of shares voted on this proposal or indicates that the shares represented by a proxy card are not voted on this proposal, such broker non-votes will not be considered a vote cast, will not be counted in determining the number of affirmative votes required for approval and, accordingly, will not have the effect of a vote for or against the proposal.

Recommendation: **The Board recommends that shareholders vote FOR the approval of Proposal Two.**

PROPOSAL THREE

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

From the Company's inception, it has engaged the firm of PricewaterhouseCoopers LLP as its Independent Registered Public Accounting Firm. For 2012, the Audit Committee has again approved the engagement of PricewaterhouseCoopers LLP as the Company's independent auditors. A representative of PricewaterhouseCoopers LLP will be present at the Annual Meeting to make a statement, if he or she desires to do so, and to respond to appropriate questions from shareholders.

Although shareholder ratification of PricewaterhouseCoopers LLP's appointment is not required by the Company's bylaws or otherwise, the Company's Board of Directors is submitting the ratification of PricewaterhouseCoopers LLP's appointment for the year 2012 to the Company's shareholders. If the shareholders do not ratify the appointment of PricewaterhouseCoopers LLP, the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP as the Company's Independent Registered Public Accounting Firm for the year 2012 but will not be obligated to terminate the appointment. Even if the shareholders ratify the appointment of PricewaterhouseCoopers LLP, the Audit Committee in its discretion may direct the appointment of a different Independent Registered Public Accounting Firm at any time during the year if the Committee determines that such a change would be in the Company's interests.

Vote Required

The ratification of PricewaterhouseCoopers LLP's appointment requires the affirmative vote of a majority of the votes actually cast by shares present in person or represented by proxy at the Annual Meeting, a quorum being present. An abstention from voting will not be considered a vote cast on the matter, will not be counted in determining the number of affirmative votes required for approval and, accordingly, will not have the effect of a vote for or against the proposal. If a broker or similar nominee limits on a proxy card the number of shares voted on this proposal or indicates that the shares represented by a proxy card are not voted on this proposal, such broker non-votes will not be considered a vote cast, will not be counted in determining the number of affirmative votes required for approval and, accordingly, will not have the effect of a vote for or against the proposal.

Recommendation: **The Board of Directors recommends a vote FOR the approval of Proposal Three**

EXECUTIVE OFFICERS

The Company's Executive Officers are determined annually by the Board of Directors. Detailed information regarding the Executive Officers who are not directors as of the date of this Proxy Statement is set forth below.

MARK J. DECESARIS
AGE: 53

Mr. DeCesaris has served as Chief Financial Officer of the Company and each of the CPA® REITs since July 2010, having previously served as Acting Chief Financial Officer since November 2005 (and, in the case of CPA®:17 — Global, since October 2007). He has also served as Chief Administrative Officer and Managing Director of the Company and each of the CPA® REITs since November 2005 (and, in the case of CPA®:17 — Global, since October 2007). Mr. DeCesaris also served as Chief Financial Officer of CPA®:14 from July 2010 through the completion of the CPA®:14/16 Merger in May 2011, having previously served as Acting Chief Financial Officer since November 2005, and as Chief Administrative Officer and Managing Director from November 2005 through the date of the CPA®:14/16 Merger. Mr. DeCesaris has also served as Chief Financial Officer of CWI since March 2008 and as its Chief Administrative Officer since September 2010. Mr. DeCesaris had previously been a consultant to W. P. Carey & Co. LLC's finance department since May 2005. Prior to joining W. P. Carey & Co. LLC, from 2003 to 2004 Mr. DeCesaris was Executive Vice President for Southern Union Company, a natural gas energy company publicly traded on the Exchange, where his responsibilities included overseeing the integration of acquisitions and developing and implementing a shared service organization to reduce annual operating costs. From 1999 to 2003, he was Senior Vice President for Penn Millers Insurance Company, a property and casualty insurance company, where he served as President and Chief Operating Officer of Penn Software, a subsidiary of Penn Millers Insurance. From 1994 to 1999, he was President and Chief Executive Officer of System One Solutions, a business consulting firm that he founded. Mr. DeCesaris is a licensed Certified Public Accountant and started his career with Coopers & Lybrand in Philadelphia. Mr. DeCesaris graduated from King's College with a B.S. in Accounting and a B.S. in Information Technology. He currently serves as Vice Chairman of the Board of Trustees of King's College and as a member of the Board of Trustees of the Chilton Memorial Hospital Foundation, and he is a member of the American Institute of Certified Public Accountants.

MARK GOLDBERG
AGE: 50

Mr. Goldberg is a Managing Director of W. P. Carey & Co. LLC and has served as President of Carey Financial, LLC, the Company's broker-dealer subsidiary, since April 2008. Mr. Goldberg previously served as President and Chief Executive Officer of Royal Alliance Associates, Inc., an independent broker-dealer, part of one of the nation's largest networks of independent advisors. Prior to his CEO position at Royal Alliance, Mr. Goldberg served as Executive Vice President of SunAmerica Financial Network, a subsidiary of SunAmerica and the parent company for six national broker-dealers. He also served as President of a Tokyo-based securities firm, which was an affiliate of the SunAmerica Financial Network. Prior to his position in Tokyo, Mr. Goldberg resided in Israel, where he was an active investor in early-stage technology companies and served on the Board of the Jerusalem Institute of Technology. Mr. Goldberg is a founding member and former Director of the Financial Services Institute and a former member of the Board of Directors International Association of Financial Planners, and he currently serves on the Board of Directors of the Investment Program Association. Mr. Goldberg is a General Securities Principal (Series 24) registered with the Financial Industry Regulatory Authority, known as FINRA. He received a B.A. in Economics from Yeshiva University and attended graduate studies in finance at Baruch College.

JOHN D. MILLER
AGE: 67

Mr. Miller joined W. P. Carey & Co. LLC in 2004 as Vice Chairman of Carey Asset Management Corp. and has served as Chief Investment Officer of W. P. Carey & Co. LLC and each of the CPA® REITs since 2005 (and, in the case of CPA®:17 — Global, since October 2007). He also served as Chief Investment Officer of CPA®:14 from 2005 through the date of the CPA®:14/16 Merger. Mr. Miller was a Co-founder of StarVest Partners, L.P., a technology oriented venture capital fund. Mr. Miller continues to retain a Non-Managing Member interest in StarVest. From 1995 to 1998, he served as President of Rothschild Ventures Inc., the private investment unit of Rothschild North America. Prior to joining Rothschild in 1995, he held positions at two private equity firms, Credit Suisse First Boston's Clipper group and Starplough Inc., an affiliate of Rosecliff. Mr. Miller previously served in investment positions at the Equitable, including serving as President and Chief Executive Officer of Equitable Capital Management Corporation, and as head of its corporate finance department. He currently serves on the Board of Circle Entertainment Inc. and Function (X), Inc. He received his B.S. from the University of Utah and an M.B.A. from the University of Santa Clara.

THOMAS E. ZACHARIAS
AGE: 58

Mr. Zacharias joined W. P. Carey & Co. LLC in April 2002 and is head of the Asset Management Department. He currently serves as Chief Operating Officer and Managing Director of W. P. Carey & Co. LLC and CPA®:15 since 2005, of CPA®:17 — Global since October 2007, and of CPA®:16 — Global since May 2011, having previously served as its President since 2003. He also served as the Chief Operating Officer and Managing Director of CPA®:14 from 2005 through the date of the CPA®:14/16 Merger. Mr. Zacharias previously served as an Independent Director of CPA®:14 from 1997 to 2001 and CPA®:15 in 2001. Mr. Zacharias has also served as Chief Operating Officer of CWI since September 2010. Prior to joining W. P. Carey & Co. LLC, Mr. Zacharias was a Senior Vice President of MetroNexus North America, a Morgan Stanley Real Estate Funds Enterprise. Prior to joining MetroNexus in 2000, Mr. Zacharias was a Principal at Lend Lease Development U.S., a subsidiary of Lend Lease Corporation, a global real estate investment management company. Between 1981 and 1998 Mr. Zacharias was a senior officer at Corporate Property Investors, which at the time of its merger into Simon Property Group in 1998 was one of the largest private equity REITs in the United States. Mr. Zacharias received his undergraduate degree, *magna cum laude*, from Princeton University in 1976 and a Masters in Business Administration from Yale School of Management in 1979. He is a member of the Urban Land Institute, International Council of Shopping Centers and NAREIT, and served as a Trustee of Groton School in Groton, Massachusetts between 2003 and 2007.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary. The Company's executive compensation programs are structured in accordance with the following principles, first established by the Company's late founder, Mr. Wm. Polk Carey:

- Compensation levels should be conservative and prudent.
- Compensation should adequately reward those who create value for the Company and its shareholders.
- Compensation should be tied to the financial performance of the Company.

In addition to the framework set by these principles, the Compensation Committee considered a number of factors in determining 2011 compensation levels for the Named Executive Officers, or NEOs. Among these factors were the Company's financial and market performance compared to prior years, the 2011 business plan, the performance of a peer group of companies, the broader economic environment, and the strategic goals and challenges faced by the Company in 2011. The Committee determined that 2011 market and financial performance exceeded the performance of our peer group, was strong by historical standards, and surpassed the expectations set forth in the 2011 business plan.

Given these corporate performance considerations, the Committee decided that 2011 incentive pay should be greater than 2010 incentive pay. Bonus payouts for the 2011 performance year were increased overall by 20% over the prior year, although actual bonus payouts varied due to individual performance considerations. The grant date fair values of long-term incentive plan grants in general for 2012 were also increased by approximately 36% over 2011 grant values, an increase entirely attributable to year-over-year stock price gains as opposed to additional share grants. In addition, these values may or may not be actually realized by the executive, depending upon, among other factors, the performance of the Common Stock over the terms of the grants.

At the 2011 Annual Meeting, we provided our shareholders with the opportunity to cast a nonbinding advisory vote on executive compensation in accordance with SEC rules, known as "say-on-pay proposal." Approximately 98% of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. Our Compensation Committee considered the outcome of that advisory vote to be an endorsement of the Committee's compensation philosophy and its implementation. The Compensation Committee will continue to consider the outcome of the Company's say-on-pay votes when making future compensation decisions for the NEOs.

Introduction

The Company's compensation philosophy and its processes for compensating Executive Officers are supervised by the Compensation Committee of the Board of Directors. This Committee currently consists of six Directors, each of whom is independent within the meaning of the Listing Standards of the Exchange. The Compensation Committee's responsibilities include setting the Company's executive compensation principles and objectives, setting and approving the compensation of Executive Officers, and monitoring and approving the Company's general compensation programs.

Its functions include the following:

- Annually, evaluate the Chief Executive Officer's performance and approve the Chief Executive Officer's compensation level based on that evaluation.
- Annually, review the performance and approve the compensation of Executive Officers in addition to the Chief Executive Officer.
- Review and approve any changes to the Company's compensation programs, particularly with respect to incentive compensation plans and equity-based compensation plans.
- Administer all equity-based plans and monitor shareholder dilution.
- Retain a compensation consulting firm, on the Compensation Committee's sole authority, that reports directly to the Committee.

The Compensation Committee relies on input both from management and from its independent compensation consultant, Towers Watson, to assist the Committee in making its determinations. Although the Compensation Committee receives information and recommendations regarding the design of the compensation program and level of compensation for Executive Officers from these sources, the Compensation Committee retains the sole authority to make final decisions both as to the types of compensation and compensation levels for these executives.

Compensation Philosophy: The Company's compensation programs are designed to align executive pay with Company performance and to motivate management to make sound financial decisions that increase the value of the Company. The Committee believes that a blend of incentive programs based on both quantitative and qualitative performance objectives is the most appropriate way to encourage not only the achievement of outstanding financial performance, but maintenance of consistent standards of teamwork, creativity, good judgment, and integrity. The Compensation Committee relies on a balance of formulaic and qualitative incentive programs, exercising its best judgment and taking into account the many aspects of performance that make up an individual's contribution to the Company's success.

Thus, in determining 2011 compensation, the Committee examined a broad range of information on financial performance, as described below. The Committee also reviewed information on the performance of and contributions made by individual Executive Officers and, in doing so, placed substantial reliance on information received from, and the judgment of, the Chief Executive Officer. While the Compensation Committee does take into account independent survey data and public peer group data as market reference points, it does not explicitly target compensation levels at any particular quartile or other reference level.

Outside Compensation Consultant: In 2011, Towers Watson analyzed the Company's executive compensation practices and award levels against market and peer group practices generally. That review was intended, among other things, to assist the Compensation Committee in determining appropriate compensation levels for NEOs given 2011 performance. Towers Watson also presented the Committee with historical peer group performance data that the Committee considered in determining 2011 bonus payouts and in setting the 2012-2014 metrics and goals for PSUs, as described below.

2011 Performance Summary

The Compensation Committee considers a number of key financial, market and operational measures in making compensation decisions, including revenue, Earnings Before Interest, Taxes, Depreciation, and Amortization, or EBITDA, Net Income, Operating Margin, Earnings per Share, Adjusted Cash Flow from Operations, Funds From Operations, as Adjusted, or AFFO, assets under management, investment volume, fundraising objectives, market capitalization, stock price appreciation, dividend yield, and total shareholder return, as discussed below. In making compensation decisions for 2011, the Committee considered the Company's performance relative to prior year performance, the performance of its peers, the Company's long-term strategy and the broader economic environment. The Committee did not put emphasis on any single metric but rather reviewed the overall results to arrive at a viewpoint on how financial performance compared with prior years and the peer companies and what effect this should have on annual compensation levels.

The Committee concluded that that the Company's 2011 financial performance significantly exceeded the expectations set forth in the Company's annual operating plan. The Company improved on most of the financial measures considered by the Committee, including revenue, profitability and AFFO. With year-over-year increases of approximately 60% and 95% respectively, the Company's EBITDA and net income improvement were of particular note. Additionally, the Company's financial results were generally stronger, more stable, and growing faster than the Company's peers. The Company's total investment volume and assets under management each increased by approximately 10% in 2011.

The Committee also concluded that 2011 market performance was strong. The Company's three-year compound annual growth rate, or CAGR, for total shareholder return was approximately 29% over the three years ended December 31, 2011, which represents the 70th percentile of peer group returns. A trend of strong market performance continued in 2011, with an annual share price increase of approximately 38% and further growth of the Company's dividend. The Company also accomplished a number of strategic goals in 2011, including growing assets under management, successfully managing assets in a challenging environment, refinancing maturing debt, securing financing for new deals, and achieving fundraising goals, as well as the successful liquidity event for CPA®:14, which was effected through CPA®:14/16 Merger.

The Committee's 2011 and 2012 compensation decisions reflect these performance considerations. Overall, the Committee determined that the Company had a very successful year, particularly given the amount of work involved in the completion of the CPA®:14/16 Merger. Actions such as salary adjustments, bonus payout determinations and grants of long-term incentive opportunities were intended to recognize and reward our NEOs for their contributions to the Company's success and to provide an ongoing incentive to sustain and improve upon these achievements. In light of these performance considerations, the Committee decided to increase 2011 bonus payouts in 2011 by approximately 15-20%. The Committee decided not to increase the number of shares granted to each NEO for 2012 due to the 36% increase in award value due solely to year-over-year stock price gains.

Some of the specific financial results the Committee evaluated were:

Financial Metric	2011 Results	2010 Results
Total Revenues (net of reimbursed expenses)	$271.6 million	$213.9 million
Net Income	$139.1 million	$ 74.0 million
Diluted Earnings Per Share	$ 3.42	$ 1.86
Cash flow from operating activities	$ 80.1 million	$ 86.4 million
CPA® REITs Structured Investments	$ 1.2 billion	$ 1.0 billion
CPA® REITs Total Assets	$ 9.8 billion	$ 8.8 billion

The Committee also considered the following supplemental metrics:

Financial Metric[1]	2011 Results	2010 Results
AFFO	$188.9 million	$130.9 million
AFFO (Real Estate Ownership Segment)	$ 87.2 million	$ 80.6 million
EBITDA	$228.3 million	$140.5 million
EBITDA (from Investment Management)	$112.4 million	$ 69.9 million
Adjusted Cash Flow From Operations	$ 98.6 million	$ 88.6 million

(1) The Company believes that these financial measures are useful supplemental measures that assist investors to better understand the underlying performance of its business segments. These financial measures do not represent net income or cash flow from operating activities that are computed in accordance with accounting principles generally accepted in the United States ("GAAP") and should not be considered an alternative to net income or cash flow from operating activities as an indicator of the Company's financial performance. These non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Please refer to the Company's Current Report on Form 8-K filed with the SEC on February 29, 2012 for a reconciliation of these non-GAAP financial measures to the Company's consolidated financial statements.

2011 Peer Comparison Group

When determining compensation levels for the NEOs, the Committee considers a number of external market reference points, including published survey data and the competitive pay levels of an established group of publicly traded peer companies. This peer comparison group consists of companies with whom the Company competes for executive talent. The 2011 peer comparison group was comprised of 15 companies operating in the real estate investment and real estate asset management industries. The Committee annually reviews the peer group to determine what changes, if any, are appropriate. In January 2011, the Compensation Committee assessed the composition of the Company's peer group with the assistance of Towers Watson and determined that Affiliated Managers Group, Alliance Bernstein Holdings, Eaton Vance Corp. and Waddell & Reed Financial Inc. were no longer optimal comparison points for the Company. The Committee removed these companies from the peer group and added supplemental companies that more closely matched the established criteria for inclusion in the peer group.

The companies included in the Company's peer group generally have the following characteristics:

- Companies operating in the property acquisition, development, management leasing or REIT industries;
- Companies with a strategic focus on commercial and industrial properties;
- Companies with revenues, net investment in real estate, and market capitalization roughly equivalent to the Company with revenues, investments and market capitalization of the Company computed inclusive of such data for the CPA® REITs, for which the Company provides management services, including day-to-day management and responsibility for property acquisitions, refinancing, and sales; and
- Publicly traded companies.

The peer group for 2011 consisted of the following companies:

AMB Property Corporation
Calamos Asset Management
CapLease Inc.
Cohen and Steers Inc.
Cousins Properties
Federal Realty Investment Trust
Istar Financial
Kimco Realty Corporation
Lexington Realty Trust
Liberty Property Trust
Mack-Cali Realty
National Retail Properties
Northstar Realty Finance
Realty Income Corporation
Weingarten Realty Investors

In January 2012, the Compensation Committee assessed the composition of the Company's peer group with the assistance of Towers Watson. The Committee determined that the current peer group remained appropriate and did not make any changes to the 2011 peer comparison group with the exception of removing AMB Property Corporation due to its merger with ProLogis, Inc. The new peer group will be used for compensation and performance comparisons in 2012.

Elements of Compensation

The Company uses base salary, annual bonuses, and stock-based awards, as well as a range of benefit plans, as tools to help achieve its compensation objectives. The Company's approach to the mix of compensation among these elements emphasizes variable compensation, including bonuses and long-term incentives in the form of stock-based awards, over fixed compensation. The emphasis on stock-based awards helps to promote a long-term perspective and align management's interest with that of shareholders of the Company. For 2011, the mix for total compensation was:


CEO
Base Salary, 27%
Long-Term Incentives, 44%
Annual Bonus, 29%
Other NEOs(1)
Base Salary, 23%
Long-Term Incentives, 34%
Annual Bonus, 43%

(1) Does not reflect compensation for Mr. Wm. Polk Carey, the Company's Founder who passed away on January 2, 2012, because no bonus was paid with respect to his service as Chairman in 2011.

Base Salary: Base salary is intended to reflect job responsibilities and set a minimum baseline for compensation. In most cases, base salaries for Executive Officers are viewed as a significantly less important component of their overall compensation than variable elements of compensation. When setting such salary levels, the Committee considered the following factors:

- the nature and responsibility of the position;
- the expertise of the individual executive;
- changes in the cost of living and inflation;
- the competitive labor market for the executive's services; and
- the recommendations of the Chief Executive Officer with respect to Executive Officers who report to him.

Salary levels for Executive Officers joining the Company are typically set initially by negotiation between the prospective employee and management. Base salaries are subject to annual review by the Committee, which considers competitive market data provided by Towers Watson, the Committee's independent consultants. When considering changes to base salaries for Executive Officers, the Committee also takes into consideration the impact on total compensation. In 2011, the Committee decided not to increase NEO's base salaries.

Annual Cash Incentives: Annual cash bonuses are intended to motivate Executive Officers to achieve Company goals, align executive pay with shareholder interests, and reward performance, both by the Company as a whole and by the individual Executive Officers. Annual cash incentive payments to NEOs are not based on rigid formulae and are at the discretion of the Compensation Committee. In awarding bonuses to Executive Officers, the Compensation Committee reviews the Company's performance compared to prior years and against the public peer group. In addition to the performance metrics described above, the Committee takes into account other non-recurring factors that may have affected year-to-year comparisons, such as liquidity events for the CPA® REITs, such as the CPA® 14/16 Merger in 2011, and receipt of deferred performance revenue from a CPA® REIT upon attainment of performance targets, which generally only occur every few years. The Compensation Committee also considers such additional factors as progress toward achieving financial and non-financial goals and long-term objectives, performance against the pre-set business plan, performance compared to the peer group, and unforeseen changes in the Company's operating environment during the year.

In light of these performance considerations, the Committee increased the Company-wide bonus pool by 20% from 2010 levels. The Committee's intention was to recognize the significant contributions of the Company's employees toward a very strong annual performance. In determining individual bonus payouts to the NEOs for 2011 performance, the Committee started with the assumption that all officers would be eligible for the 20% increase. The Committee then adjusted actual bonuses to reflect individual accomplishments and annual performance objectives. These adjustments were based on performance assessments presented to the Committee by Mr. Bond, and in the case of Mr. Bond's bonus, by the independent deliberations of the Compensation Committee. The NEOs received bonus payouts for 2011 performance in the following amounts: Trevor P. Bond — $1,775,000; Mark J. DeCesaris — $925,000; Thomas E. Zacharias — $1,230,000; and John D. Miller — $310,000. No bonus was paid to the Carey Estate for Mr. Carey's service as Chairman during 2011.

In addition to the annual cash bonus plan, the Company also maintains a short-term incentive, cash commission program exclusively for its investment officers. Commission income under this plan is accrued as a percentage of revenues earned from structuring new investments for the Company's managed funds. These commission payments are a significant component of overall compensation for the Company's investment officers and are directly linked to the achievement of quantitative objectives in the CPA® REITs. A portion of the total commission payouts are allocated among the investment officers at the time of transaction and may be adjusted up or down, at the discretion of the Chief Executive Officer and with the recommendation of the department head. The remaining portion of the commissions is set aside into a bonus pool and divided among the investment officers at the end of the year. In 2011, none of the Company's NEOs were eligible to participate in this commission program.

Long-Term Incentive Awards: In 2008, the Company approved, as a subset of its 1997 Share Incentive Plan, the Long-Term Incentive Plan, which we refer to in this Proxy Statement as the LTIP. The LTIP is designed to reward key managers for high performance and to drive shareholder value and increase assets under management. Under the LTIP, which is now also a subset of the Company's 2009 Share Incentive Plan, participants are generally awarded 50% of their annual long-term incentive opportunity in the form of time-vested RSUs and 50% in the form of PSUs. RSUs granted in 2011 vest ratably over three years, with one-third vesting each year starting February 15, 2012. The PSUs are earned at the end of a three year performance cycle. The ultimate number of PSUs that will be earned under the 2011-2013 performance cycle depends on achievement of the following two equally weighted goals:

- Growth in adjusted funds from operations; and
- Three year total shareholder return relative to the Russell 2000 Small Cap index.

PSUs are tied to specific performance goals determined at the beginning of the performance cycle. The Committee approves final goals for each performance cycle after evaluating and modifying goals proposed by Management. Management's proposals are based on the Company's long-term financial plan, historical results and expected results. The Committee considers these recommendations in conjunction with the established long-term business plan of the Company in order to determine the final goals. From time to time, the Committee's independent consultant, Towers Watson, assists the Committee with the goal-setting process by providing analyses of historical peer group performance and expected trends.

At the end of each performance cycle, the Committee evaluates the Company's actual performance compared to the pre-set goals and determines the payout level achieved. There are five potential basic payout levels for each of the goals reflecting actual Company performance: (i) Miss, which corresponds to no payout; (ii) Threshold, which corresponds to a payout equal to one half of Target; (iii) Target, which results in the targeted payout level; (iv) Stretch, which corresponds to a payout equal to two times Target; and (v) Maximum, which corresponds to a payout of three times Target.

The Committee annually reviews the Company's progress towards achieving each of the PSU goals and at the end of each performance cycle reviews and certifies the actual achievement and corresponding payout. To date, there have been two payouts under the PSU program for the three-year performance cycles that culminated on the last day of the Company's 2010 and 2011 fiscal years, respectively. For the 2009-2011 performance period, the Company achieved the Target performance level with respect to the adjusted cash flow and assets under management measures, the Stretch performance level with respect to the total shareholder return measure, and the Maximum performance level on the EBITDA measure. This resulted in a cumulative payout equal to 175% of the Target payout amount. As of December 31, 2011, PSUs granted under the 2010-2012 and 2011-2013 performance cycles are on track for achievement equal to 200% and 300% of the Target amount, respectively.

The table below shows the goals, actual achievement, and corresponding payouts for each of the 2009-2011 PSU measures:

	Adjusted Cash Flow from Operations (Average Annual Growth)	Normalized EBITDA Growth (Average Annual Growth)	Assets Under Management Growth (Compounded Annual Growth)	Total Shareholder Return Relative to Russell 2000	TOTAL
Threshold	0%	0%	0%	30th Percentile	
Target	3%	3%	3%	40th Percentile	
Stretch	6%	6%	7.5%	70th Percentile	
Maximum	12%	12%	15%	75th Percentile	
Actual Result	4.2%	15.1%	7.4%	70th Percentile	
	(Target)	(Maximum)	(Target)	(Stretch)	
Payout	25%	75%	25%	50%	175%

For the 2010-2012 performance cycle relevant to PSUs awarded in 2010, the Committee approved the three-year goals listed in the table below. The Committee determined that the goals from the 2009-2011 performance cycle continued to represent appropriate and challenging performance standards at that time.

In January 2010, the Committee modified the Normalized EBITDA metric for the 2010-2012 PSUs to more accurately measure the Company's long-term performance. Prior to 2010, Normalized EBITDA was calculated with an adjustment for items that were not non-recurring on a regular basis. In 2010, the Committee determined that this metric should also be adjusted to reflect the Company's economic interest in various joint ventures, including the Company's ownership in the CPA® REITs as well as the special general partner interest in CPA®:17 — Global. For example, the Company receives cash dividends on its investment in the CPA® REITs and deems those dividends to be the economic interest, rather than its share of the net income of these funds, which includes substantial non-cash expenditures such as depreciation expense and impairment charges. As a result, the Normalized EBITDA metric for the 2010 PSUs was modified to reflect the dividends received and renamed "Adjusted EBITDA."

	Adjusted Cash Flow from Operations (Average Annual Growth)	Adjusted EBITDA Growth (Average Annual Growth)	Assets Under Management Growth (Compounded Annual Growth)	Total Shareholder Return Relative to Russell 2000
Threshold	0%	0%	0%	30th Percentile
Target	3%	3%	3%	40th Percentile
Stretch	6%	6%	7.5%	70th Percentile
Maximum	12%	12%	15%	75th Percentile

In 2011, the Committee determined that the number of RSUs and PSUs (at Target) awarded to NEOs should be the same as awarded in 2010. Given the change in the price of the underlying Common Stock between the two grant periods, this approach resulted in the grant date fair values of 2011 equity awards granted to the NEOs being approximately 8% more than the values of the NEO awards at the time of grant in 2010. In 2011, the Committee decided to continue its established practice of granting the same number of RSUs and PSUs regardless of fluctuations in the underlying stock price, although certain individuals could receive higher or lower amounts in order to recognize changes in job responsibility, labor market norms or other retention issues or to reflect individual performance. The Committee believes that this practice creates strong alignment with shareholder interests because the NEOs participate directly in shareholder value creation or decline. Given the increases in the underlying stock price over the period, the grant date fair values of 2012 awards were approximately 36% higher than the grant date fair values of the 2011 awards.

Changes made in 2011: In January 2011, the Committee redesigned the PSU component of the LTIP in order to clarify and simplify the program and better align it with the Company's strategic direction. Effective beginning with the 2011-2013 performance cycle, PSU awards are based on two metrics: AFFO and total shareholder return relative to the Russell 2000 Small Cap Index ("TSR"). The 2011-2013 performance goals for these measures are as follows:

	AFFO (compound annual growth rate)	TSR (percentile of Russell 2000)
Threshold	0%	50th Percentile
Target	5%	60th Percentile
Stretch	15%	70th Percentile
Maximum	25%	85th Percentile

Additionally, the Committee decided to modify the payout scale associated with the various PSU achievement levels. The Threshold, Target, Stretch and Maximum achievement levels still correspond to the same respective payouts of 50%, 100%, 200% and 300% of Target, but payment levels are now determined on a linear scale between performance levels. This allows the Committee to recognize, reward and incentivize incremental performance gains between the absolute performance levels.

In January 2012, the Committee reevaluated these goals and determined that they continued to represent appropriate and challenging performance standards at that time and therefore decided to maintain the same goals for the 2012-2014 performance cycle.

CEO Compensation

Trevor P. Bond was appointed as the Company's Interim Chief Executive Officer in July 2010 and was then appointed Chief Executive Officer in September 2010. His target compensation was determined by the Compensation Committee and approved in December 2010. The Committee considered a number of factors, including the compensation of the Company's former CEO, typical compensation practices for peer group CEOs, supplemental market data for general industry and financial services companies, and Mr. Bond's experience and qualifications. Upon consideration of these factors, the Committee decided to set Mr. Bond's target compensation at a similar level to that of his predecessor, and Mr. Bond's annual base salary was therefore set at $700,000. The Compensation Committee reviewed this salary in 2011 and again in 2012 and determined in each case to continue his salary at that level. For 2011, Mr. Bond's target bonus opportunity was $1,000,000. As with other NEOs receiving bonuses, the Committee began with the assumption that Mr. Bond could be eligible for the Company-wide increase of 20% and then adjusted his actual bonus to $1,775,000 to reflect the significant overachievement of Company-wide goals during 2011, as discussed above. For 2012, he is eligible for a target bonus opportunity of $1,000,000, although the actual payout may be more or less than this amount based on individual and corporate performance results. Mr. Bond also participates in the LTIP and in January 2011 received an annual equity award in the amount of 18,400 RSUs and 18,400 PSUs. Mr. Bond received the same amount of RSUs and PSUs in January 2012. For a description of additional grants of RSUs and PSUs made to Mr. Bond in connection with entering into an employment agreement with the Company in March 2012, see "Employment Agreements" below.

Other Compensation and Benefits

Deferred Compensation Plans. In light of its adoption of the LTIP effective in 2008, the Committee terminated further contributions by executives to the 2005 Partnership Equity Unit Plan, or 2005 PEP. For NEOs, all prior deferrals under the 2005 PEP and its predecessor, the Partnership Equity Unit Plan, which are collectively referred to in this proxy statement as the PEP Plans, are now maintained in the Company's Deferred Compensation Plan, pursuant to elections offered in 2008 through which participants chose specified payment dates for deferral amounts.

The purpose of the PEP Plans was to align the interests of the Company's highly-compensated officers with the interests of investors in the CPA® REITs, in a tax-advantaged manner, through the use of phantom equity in those funds. In the Committee's view, the LTIP provides a strong alignment with the interests of the Company shareholders. In 2008, PEP Plan participants who were then current employees were given the opportunity to convert their deemed interests in the PEP Plans, or PEP Units, for a deemed equity investment in the Company in the form of RSUs. This conversion took place on June 15, 2009, providing participants with a number of RSUs equal to the equivalent value of the Common Stock as previously held in interests through the PEP Plans. These "Rollover RSUs," like the underlying PEP Units, were fully vested but receipt of the underlying shares of Common Stock was required to be deferred by the participants for a minimum of two years.

Awards under the LTIP may be deferred if approved by the Committee and are subject to the requirements of Section 409A of the Internal Revenue Code. For awards of RSUs to NEOs in 2011, only Trevor P. Bond elected to defer receipt of the underlying shares in accordance with the terms of the Company's Deferred Compensation Plan.

Benefits and Perquisites. The Company does not maintain any defined-benefit pension plans. The Company does maintain a profit-sharing plan, a 401(k) plan, and the ESPP, under which eligible employees may purchase Company stock at a discount of 15% of the market price of the Common Stock on the first or last day of the semi-annual purchase period, whichever is lower. These plans are generally available to all employees. Certain perquisites, as described in the Summary Compensation Table below, are available to a more limited group of officers that includes the NEOs. These perquisites are not deemed by the Company to constitute a material element of compensation.

Employment Agreements

The Company may from time to time enter into employment contracts when it deems it to be advantageous in order to attract or retain certain individuals. Currently, none of the NEOs has such an agreement, except for Trevor P. Bond, as described below. The Company from time to time also enters into agreements with its officers and other employees in connection with their separation from the Company.

On March 1, 2012, the Company entered into an employment agreement with Mr. Bond, its Chief Executive Officer. The employment agreement has an initial term through March 31, 2015 but will automatically renew for additional three-year periods at the expiration of the then-current term, unless either party gives notice of non-renewal by the immediately preceding January 15. If the term is renewed, the Company will also make additional equity-based awards having a value comparable to the grants made in connection with entering into the employment agreement, which are described herein.

The employment agreement provides that Mr. Bond will receive an award of PSUs in respect of 42,000 shares of the Company's Common Stock and RSUs in respect of 28,000 such shares. The PSUs will vest based on achievement of the applicable performance objectives (which are the same as those applicable to other employees receiving grants of PSUs in the first quarter of 2012) during the three year performance period 2012-2014. As with all PSU awards, the number of shares payable may range from 0% of the shares stated as being subject to the award to 300% of such shares, depending on the level at which the performance objectives established by the Compensation Committee are achieved. The RSUs will vest in three annual installments on each of February 25, 2013, 2014 and 2015, subject to Mr. Bond's continued employment.

As an inducement for the Company to enter into the employment agreement, Mr. Bond agreed pursuant to the employment agreement to a series of restrictive covenants for the benefit of the Company, including a two-year post-termination non-competition provision, as well as various restrictions on Mr. Bond's ability to solicit or hire key employees of the Company, to solicit certain business affiliates, or to engage in certain business transactions with trusts, funds or collective investment vehicles affiliated with or sponsored by the Company.

Mr. Bond's employment agreement contains provisions for payment upon certain terminations, including a voluntary resignation by Mr. Bond during the 30 day period immediately following the six-month anniversary of the occurrence of a change in control in the Company as defined for purposes of the 2009 Share Incentive Plan as currently in effect. The Company believes these arrangements benefit us and our shareholders by providing Mr. Bond with financial assurances so that he can best perform his duties in the face of a change in control and in order to retain Mr. Bond by providing him with a level of severance consistent with that generally provided to chief executive officers at similarly situated publicly-traded companies. For more information about the benefits that Mr. Bond could receive upon a termination of employment or upon a change in control, see "Potential Payments upon Termination or Change-in-Control" below.

Other Considerations

The Company does not have any equity or other security ownership requirements or guidelines. The Company has been advised by counsel that it is not subject to Section 162(m) of the Internal Revenue Code.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussions, the Committee recommended to the Board of Directors, and the Board approved, that the Compensation Discussion and Analysis be included in this Proxy Statement, and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2011.

COMPENSATION COMMITTEE

Benjamin H. Griswold, IV, Chairman
Eberhard Faber, IV
Robert E. Mittelstaedt, Jr.
Charles E. Parente
Nick J.M. van Ommen
Reginald Winssinger

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Each of the Compensation Committee members whose names appear under the heading "Report of the Compensation Committee" above were Compensation Committee members during all of 2011, except for Messrs. Mittelstaedt and van Ommen, who joined the Committee in June 2011. No member of the Compensation Committee during 2011 is or has been an executive officer of the Company, and no member of the Compensation Committee had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related-party transactions. None of the Company's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director of the Company or member of the Compensation Committee during 2011.

SUMMARY COMPENSATION TABLE

All management functions of W. P. Carey & Co. LLC are provided by employees of its wholly-owned subsidiaries, Carey Asset Management Corp. and Carey Management Services. All policy-making functions are carried out by Executive Officers of Carey Asset Management Corp. or Carey Management Services, who generally hold the same titles as officers of W. P. Carey & Co. LLC. The following table summarizes the compensation of our NEOs for each of the fiscal years ended December 31, 2011, 2010 and 2009. Our NEOs are our Chief Executive Officer, Chief Financial Officer and the three other most highly compensated Executive Officers at December 31, 2011 as determined by their total compensation in the table below, which is calculated in accordance with SEC Rules.

Name and Principal Position	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
Wm. Polk Carey[4]	2011	300,000	0	1,414,868	255,007	1,969,875
Chairman	2010	300,000	1,000,000	1,189,560	233,645	2,723,205
	2009	300,000	880,000	940,608	175,611	2,296,219
Trevor P. Bond[5]	2011	700,000	1,775,000	1,414,868	67,800	3,957,668
CEO	2010	333,846	750,000	0	38,532	1,122,378
Mark J. DeCesaris	2011	300,000	925,000	961,188	114,871	2,301,059
CFO	2010	299,231	780,000	646,500	104,507	1,830,238
	2009	250,000	600,000	447,300	100,404	1,397,704
Thomas E. Zacharias	2011	350,000	1,230,000	961,188	169,706	2,710,894
COO	2010	350,000	1,040,000	808,125	183,260	2,381,385
	2009	350,000	800,000	639,000	159,129	1,948,129
John D. Miller	2011	250,000	310,000	192,238	59,601	811,839
Chief Investment Officer	2010	250,000	264,000	161,625	55,033	730,658
	2009	250,000	220,000	127,800	43,439	641,239

(1) The amounts in the Bonus column represent bonuses paid in 2012 for performance in 2011.

(2) Amounts in the Stock Awards column reflect the aggregate grant date fair value, calculated in accordance with FASB ASC Topic 718, with respect to, for 2009, awards of RSUs and PSUs granted under the 1997 Share Incentive Plan and, for 2010 and 2011, awards of RSUs and PSUs under the 2009 Share Incentive Plan. For details of the individual grants of RSUs and PSUs during 2011, please see the Grants of Plan-Based Awards Table below. The assumptions on which these valuations are based are set forth in Note 14 to the consolidated financial statements included in the 2011 Form 10-K, disregarding estimates of forfeitures. If the Maximum payment level is reached (which would be 300% of the Target payment level), the grant date fair value of the PSUs granted in 2011 would be: $2,538,924 for Mr. Carey (a prorated portion of which would be payable to the Carey Estate under the terms of the applicable plan and grant), $2,538,924 for Mr. Bond, $1,724,813 for Mr. DeCesaris, $1,724,813 for Mr. Zacharias, and $344,963 for Mr. Miller. If the Maximum payment level is reached, the aggregate grant date fair value of the PSUs granted in 2010 would be: $1,996,032 for Mr. Carey (a prorated portion of which would be payable to the Carey Estate under the terms of the applicable plan and grant), $1,084,800 for Mr. DeCesaris, $1,356,000 for Mr. Zacharias, and $271,200 for Mr. Miller. If the Maximum payment level was reached, the aggregate grant date fair value of the PSUs granted in 2009 would be: $1,515,792 for Mr. Carey (payable to the Carey Estate under the terms of the applicable plan and grant), $720,825 for Mr. DeCesaris, $1,029,750 for Mr. Zacharias, and $205,950 for Mr. Miller; however, the PSUs granted in 2009 were actually paid out at 175% of the Target payment level in February 2012. Rollover RSUs received in 2009 upon conversion of balances held by the NEOs under the PEP Plan are not shown in the table above because the PEP Plan balances were reported in previous years, but they are reflected in the Outstanding Equity Awards table below.

(3) The All Other Compensation column includes, in addition to the perquisites and personal benefits described below, the following amounts for 2011: compensation related to Company contributions on behalf of the NEOs to the Company sponsored profit sharing plan, including forfeitures ($37,955 for each NEO); and dividends on unvested RSUs ($217,052 for Mr. Carey, $29,845 for Mr. Bond, $56,956 for Mr. DeCesaris, $103,597 for Mr. Zacharias and $21,647 for Mr. Miller), which includes vested RSUs for which payment of the underlying shares has been deferred at the election of the NEO, as described under "Nonqualified

Deferred Compensation" below. Perquisites and personal benefits for each NEO include: for Messrs. DeCesaris and Zacharias, automobile use (depreciation), plus related expenses attributable to personal use; and for Mr. Zacharias, club dues attributable to personal use.

(4) Mr. Wm. Polk Carey, the Company's Founder who passed away on January 2, 2012, was Chairman of the Board during 2011.

(5) Mr. Bond was appointed Interim Chief Executive Officer upon the resignation of the Company's then Chief Executive Officer, Mr. Gordon F. DuGan, in July 2010. For 2010, the amounts shown do not include the compensation Mr. Bond received as an Independent Director during that year prior to his appointment as Interim Chief Executive Officer on July 6, totaling $64,472 in Director fees and an automatic award of 1,848 Director RSUs on July 1 with a grant date fair value of $50,007.

GRANTS OF PLAN-BASED AWARDS

The following table provides information on PSUs and RSUs granted to our NEOs in 2011.

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Units[2] (#)	Grant Date Fair Value of Stock Awards[3] ($)
		Threshold (#)	Target (#)	Maximum (#)		
Wm. Polk Carey	1/20/11	9,200	18,400	55,200		846,308
	1/20/11				18,400	568,560
Trevor P. Bond	1/20/11	9,200	18,400	55,200		846,308
	1/20/11				18,400	568,560
Mark J. DeCesaris	1/20/11	6,250	12,500	37,500		574,938
	1/20/11				12,500	386,250
Thomas E. Zacharias	1/20/11	6,250	12,500	37,500		574,938
	1/20/11				12,500	386,250
John D. Miller	1/20/11	1,250	2,500	7,500		114,988
	1/20/11				2,500	77,250

(1) Reflects awards of PSUs under of the Company's 2009 Share Incentive Plan. The underlying shares of Common Stock may be paid out in 2014, at the end of a three-year performance cycle (2011-2013), depending on the achievement of specified criteria, as described under "Compensation Discussion and Analysis" above. Dividend equivalents, in amounts equal to the dividends paid on the shares of Common Stock underlying the PSUs, are accrued and paid after the end of the performance cycle in additional shares of Common Stock as if reinvested in shares upon the related dates of distribution but only to the extent that the shares underlying the PSUs are actually earned and payable. We refer to these additional shares in this Proxy Statement as Dividend Equivalent Shares. With regard to the award shown for Mr. Carey, the Carey Estate will be entitled to receive a prorated portion of the shares underlying his award (based on the number of days he was employed during the performance period) to the extent, if any, that the such performance criteria are met, including dividend equivalents thereon through January 2, 2012, the date of his death.

(2) Reflects awards of RSUs under the 2009 Share Incentive Plan, which are scheduled to vest in three equal installments commencing on February 15, 2012. Dividend equivalents are paid concurrently with the payment of dividends on the shares of Common Stock underlying the RSUs contingent upon the individual's continued employment. With regard to the award for Mr. Carey, all of the RSUs shown vested on January 2, 2012, the date of his death, and the underlying shares became payable to the Carey Estate.

(3) The grant date fair value is calculated in accordance with FASB ASC 718, disregarding estimates of forfeitures, and for PSUs is based upon the Target value, which at the date of grant was the expected future payment. See the amounts under Stock Awards for 2011 in the Summary Compensation Table above. For additional information on the valuation assumptions, refer to Note 14 to the consolidated financial statements included in the 2011 Form 10-K. The amounts shown under Grant Date Fair Value of Stock Awards do not necessarily correspond to the actual value that may be realized by the NEO.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2011

The following table sets forth certain information with regard to all unexercised options and all unvested awards of RSUs and PSUs held by our NEOs on December 31, 2011.

		Option Awards[1]					Stock Awards[1]			
Name	Grant Date	Number of Securities Underlying Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)
Wm. Polk Carey	04/01/02	182,725	0	0	$23.00	03/31/12				
	12/31/02	6,818	0	0	24.75	12/31/12				
	06/30/04	4,759	3,174	0	29.78	06/30/14				
	12/31/04	138	92	0	35.16	12/31/14				
	06/30/05	2,600	3,901	0	29.28	06/30/15				
	12/31/05	106	160	0	25.36	12/31/15				
	06/30/06	757	3,029	0	25.32	06/30/16				
	12/31/06	44	180	0	30.07	12/31/16				
	06/30/07	0	8,328	0	31.45	06/30/17				
	12/31/07	0	1,220	0	33.20	12/31/17				
	01/21/09						6,134	251,126	32,200	1,318,268
	01/20/10						12,267	502,211	29,900	1,224,106
	01/20/11						18,400	753,296	18,400	753,296
Trevor P. Bond	01/20/11						18,400	753,296	18,400	753,296
Mark J. DeCesaris	06/30/07	0	2,876	0	31.45	06/30/17				
	12/31/07	0	1,017	0	33.20	12/31/17				
	01/21/09						2,917	119,422	15,313	626,914
	01/20/10						6,667	272,947	16,250	665,275
	01/20/11						12,500	511,750	12,500	511,750
Thomas E. Zacharias ...	04/01/02	25,000	0	0	23.00	03/31/12				
	12/31/03	176	45	0	30.52	12/31/13				
	02/15/04	50,000	0	0	29.70	02/15/14				
	06/30/04	1,632	1,088	0	29.78	06/30/14				
	12/31/04	258	172	0	35.16	12/31/14				
	06/30/05	1,589	2,385	0	29.28	06/30/15				
	12/31/05	212	320	0	25.36	12/31/15				
	03/10/06	100,000	0	0	26.00	03/10/16				
	06/30/06	522	2,091	0	25.32	06/30/16				
	12/31/06	89	360	0	30.07	12/31/16				
	06/30/07	0	6,482	0	31.45	06/30/17				
	12/31/07	0	1,423	0	33.20	12/31/17				
	01/21/09						4,167	170,597	21,875	895,563
	01/20/10						8,334	341,194	20,313	831,614
	01/20/11						12,500	511,750	12,500	511,750
John D. Miller	06/30/06	19	79	0	25.32	06/30/16				
	06/30/07	0	794	0	31.45	06/30/17				
	12/31/07	0	508	0	33.20	12/31/17				
	01/21/09						834	34,144	4,375	179,113
	01/20/10						1,667	68,247	4,063	166,339
	01/20/11						2,500	102,350	2,500	102,350

(1) The option, PSU, and RSU awards listed above vest over the following periods:

Option Awards:

- Grants dated June 30th or December 31st represent options awarded in connection with the PEP Plans, which are vested upon grant but become exercisable in equal annual installments on the fifth through ninth anniversaries of the grant date, which we refer to in this Proxy Statement as PEP Options.
- Grant dated 4/1/02 vested in equal annual installments over three years on the anniversary of the grant date.
- Grant dated 2/15/04 vested in equal annual installments over four years beginning on January 1st of 2008 through 2011. These options originally were scheduled to vest in years five through nine; in October 2007, the Board modified the vesting period to the current schedule.
- Grant dated 3/10/06 vested in equal annual installments over four years on the anniversary of the grant date.

Stock Awards:

- RSU grants dated 1/21/09 vested in three equal annual installments commencing on February 15, 2010.
- PSU grants dated 1/21/09 are shown under Equity Incentive Plan Awards columns and reflect 175% of the Target Amount of PSUs, which were paid out in 2012 after the end of the applicable three-year performance cycle (2009-2011) based on the achievement of specified performance criteria.
- RSU grants dated 1/20/10 vest in three annual installments commencing on February 15, 2011.
- PSU grants dated 1/20/10 are shown under Equity Incentive Plan Awards columns and reflect 162.5% of the Target Amount of PSUs which may be paid out in 2013 after the end of the applicable three-year performance cycle (2010-2012) if specified performance criteria are met.
- RSU grants dated 1/20/11 vest in three equal annual installments commencing on February 15, 2012.
- PSU grants dated 1/20/11 are shown under Equity Incentive Plan Awards columns and reflect the Target Amount of PSUs that may be paid out in 2014 after the end of the applicable three-year performance cycle (2011-2013) if specified performance criteria are met.

All market values are based on the $40.94 closing price per share of the Common Stock on December 30, 2011, which was the last trading day of the calendar year.

OPTION EXERCISES AND STOCK VESTED

The following table contains information about shares acquired by the NEOs upon the exercise of stock options or vesting of RSUs and/or PSUs, as applicable, during 2011.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Wm. Polk Carey	0	0	29,986[1]	974,696[1]
Trevor P. Bond	4,000	6,920[2]	270[3]	9,980[3]
Mark J. DeCesaris	75,000	1,036,250[2]	14,668[1]	476,889[1]
Thomas E. Zacharias	50,000	857,250[2]	20,359[1]	662,168[1]
John D. Miller	0	0	4,072[1]	132,440[1]

(1) Includes the underlying shares received on January 2, 2011 upon the vesting of the third and final tranche of the RSUs granted under the LTIP in 2008; the underlying shares received on February 15, 2011 upon the vesting of the second tranche of the RSUs granted under the LTIP in 2009 and the first tranche of the RSUs granted under the LTIP in 2010; and the actual shares earned underlying the PSUs awarded to the executive in 2008, payable in 2011 after the end of the related three-year (2008-2010) performance cycle, as well as the related Dividend Equivalent Shares. The Value Realized on Vesting is equal to the product of the total RSUs vested and $31.29 and $32.09, which was the closing price of the Common Stock on January 2, 2011 and February 15, 2011, respectively, and the product of the shares actually earned underlying the PSUs and the related Dividend Equivalent Shares and $33.64, which was the closing price of the Common Stock on February 25, 2012, the scheduled payment date for these shares. Of these amounts, the payment of certain shares was deferred at the election of the executive, pursuant to the terms of the awards and the Company's Defined Compensation Plan, as follows: Mr. Carey — a total of 17,702 shares was deferred to the date of his separation of service; Mr. DeCesaris — a total of 5,501 shares was deferred to the date of his separation of service; Mr. Zacharias — a total of 5,240 shares was deferred, in two equal installments, to February 25, 2012 and 2013; and Mr. Miller — a total of 3,239 shares was deferred to the date of his separation of service. See "Nonqualified Deferred Compensation" below.

(2) In accordance with SEC Rules, the Value Realized on Exercise was calculated by subtracting the grant price of the related option ($34.63 for Mr. Bond, $23.00 for Mr. Zacharias, and $26.19 and 26.99 for Mr. DeCesaris) from the fair market value of the Common Stock, as determined under the Non-Employee Director Plan for Mr. Bond and the 1997 Share Incentive Plan for Messrs. Zacharias and DeCesaris, on the dates of exercise ($36.36 on May 23, 2011 for Mr. Bond, $37.04 on May 26, 2011 and $43.25 on December 22, 2011 for Mr. Zacharias, and $40.54 on June 27, 2011 for Mr. DeCesaris), multiplied by the

total number of shares underlying the option. However, all of the executives elected to have the Company withhold a portion of these shares to cover the total exercise price and taxes required to be withheld at the time of exercise, pursuant to the terms of the related plan. Mr. Bond's option was exercisable for a total of 4,000 shares, of which 3,810 shares were withheld at his election in payment for the total exercise price. Mr. Zacharias's options were exercisable for 25,000 shares each, of which 20,307 shares and 19,203 shares, respectively, were withheld at his election in payment for both the total exercise price and his tax withholding obligation upon exercise. Mr. DeCesaris's options were exercisable for 25,000 and 50,000 shares, respectively, of which 20,242 shares and 41,014 shares, respectively, were withheld at his election in payment for both the total exercise price and his tax withholding obligation upon exercise.

(3) Represents the total number of shares received upon vesting of Independent Director restricted stock awards (which were granted to Mr. Bond at various times under the Non-Employee Director Plan while he was an Independent Director). The Value Realized on Vesting is equal to the product of the number of restricted shares and the closing price of the Common Stock on the vesting dates, as follows: 85 shares at $31.29 on January 2, 2011; 89 shares at $38.70 on June 20, 2011;, and 96 shares at $40.38 on July 2, 2011.

PENSION PLANS

W. P. Carey & Co. LLC does not maintain a qualified defined benefit plan and did not provide pension benefits to its NEOs for the fiscal year ended December 31, 2011.

NONQUALIFIED DEFERRED COMPENSATION

The following table shows the aggregate contributions, earnings and withdrawals in 2011 for the NEOs under our Deferred Compensation Plan. The Deferred Compensation Plan includes balances formerly held in our PEP Plans that were rolled over to the Deferred Compensation Plan at the election of the NEOs and converted to Rollover RSUs on June 15, 2009. The table reflects such deferrals of Rollover RSUs for all the NEOs except for Mr. Bond, who was an Independent Director until his appointment as Interim Chief Executive Officer on July 6, 2010 and as such did not participate in the PEP Plans. In addition, Mr. DeCesaris no longer held Rollover RSUs after February 15, 2011. The Deferred Compensation Plan also allows participants to defer receipt of the Common Stock underlying awards of RSUs and PSUs granted under the LTIP, as more fully described in "Compensation Discussion and Analysis" above. The table below reflects such deferrals for Messrs. Carey, DeCesaris, Zacharias, and Miller. Further, Director RSUs are immediately vested, but receipt of the underlying shares of Common Stock is required by the terms of the 2009 Non-Employee Director Plan to be deferred until the Director completes his or her service on the Board. The table below reflects such required deferral regarding the Director RSUs held by Mr. Bond, which were granted at various times during his service as an Independent Director prior to his appointment as Interim Chief Executive Officer on July 6, 2010.

Name	Executive Contributions in Last Fiscal Year[1] ($)	Aggregate Earnings in Last Fiscal Year[2] ($)	Aggregate Withdrawals/ Distributions[3] ($)	Aggregate Balance at Last Fiscal Year End[4] ($)
Wm. Polk Carey	724,720	141,720	(141,720)	2,834,686
Trevor P. Bond	0	11,268	(11,268)	216,368
Mark J. DeCesaris	225,211	8,923	(175,662)	225,211
Thomas E. Zacharias	214,526	47,208	(241,417)	957,832
John D. Miller	132,605	10,059	(10,059)	242,651

(1) The amounts shown represent the number of RSUs and PSUs, including related Dividend Equivalent Shares, that vested during 2011, but for which the payment of the underlying shares was deferred at the election of the executive pursuant to the terms of the award and the Deferred Compensation Plan, multiplied by $40.94, the closing price per share of the underlying Common Stock on December 31, 2011.

(2) The Aggregate Earnings in Last Fiscal Year column represents dividend equivalents earned on deferred RSUs, PSUs, and/or Rollover RSUs, as applicable (and, in the case of Mr. Bond, Director RSUs) during 2011.

(3) The Aggregate Withdrawals/Distributions column represents dividend equivalents paid to the NEOs on deferred RSUs, PSUs, and/or Rollover RSUs, as applicable (and, in the case of Mr. Bond, Director RSUs), paid during 2011. For Messrs. DeCesaris and Zacharias, the amounts shown also reflect the payout of 5,196 shares and 6,052 shares, respectively, underlying their Rollover RSUs on February 15, 2011 — which was the date they had selected as the payment date when their PEP Units were rolled over to the Deferred Compensation Plan on June 15, 2009 — multiplied by $32.09, the closing price per share of the Common Stock on the payment date.

(4) The amounts shown represent the product of the number of deferred RSUs, PSUs, and/or Rollover RSUs, as applicable (and, in the case of Mr. Bond, Director RSUs) and $40.94, the closing price per share of the underlying Common Stock on December 31, 2011.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

None of the NEOs as of December 31, 2011 had an employment, severance or change in control agreement with the Company that, in the event of termination of their employment or a change in control, which are collectively referred to below as termination events, would provide them with any right to a cash severance or incremental benefit. In March 2012, however, the Company entered into an employment agreement with Trevor P. Bond that does provide for such benefits.

The employment agreement that the Company entered into with Mr. Bond in March 2012 provides benefits payable to Mr. Bond in the event of certain terminations of his employment or following a change of control. Specifically, Mr. Bond will receive severance benefits for a period of two years following a termination by the Company without "Cause" or a termination by Mr. Bond for "Good Reason." The severance benefit will be paid in bi-weekly installments and will be equal to 1/26th of his annual base salary and 1/26th of the average of his last three annual bonuses (or all such bonuses, if less than three) from the Company. Mr. Bond will also be entitled to the same severance benefit if he voluntarily resigns during the 30-day period immediately following the six-month anniversary of the occurrence of a change in control of the Company, as defined for purposes of the 2009 Share Incentive Plan as currently in effect.

For purposes of the employment agreement, "Cause" is defined as any termination of Mr. Bond's employment as a result of his (i) conviction of a felony (other than one related to the operation of a motor vehicle) or entering a plea of nolo contendere to such a felony charge; (ii) gross neglect, willful malfeasance, or willful gross misconduct in connection with his employment, which has had or could reasonably be expected to have a material adverse effect on the business of the Company and its subsidiaries; (iii) substantial and continual refusal to perform his duties, responsibilities, or obligations that continues after receipt of written notice from the Company identifying the duties, responsibilities, or obligations not being performed; (iv) material violation of any policy of the Company that is generally applicable to all employees or all officers of the Company, including, but not limited to, policies concerning insider trading or sexual harassment, or the Company's code of conduct; (v) failure to cooperate, if requested by the Board, with any investigation or inquiry into his or the Company's business practices, whether internal or external, including but not limited to his refusal to be deposed or to provide testimony at any trial or inquiry; or (vi) any material breach by him of the restrictive covenants entered into for the benefit of the Company under the employment agreement, as described in "Compensation Discussion and Analysis — Employment Agreements" above.

"Good Reason" is defined in Mr. Bond's agreement as a termination of employment by him within 90 days following (i) a material adverse change in his duties and responsibilities; (ii) a material reduction in his base salary (other than a proportionate adjustment applicable generally to similarly situated Company executives); or (iii) the relocation of his principal place of business to a location more than thirty-five miles outside of Manhattan. As previously noted, Good Reason also includes a voluntary resignation by Mr. Bond during the 30-day period immediately following the six-month anniversary of the occurrence of a change in control of the Company, as defined.

Mr. Bond must comply with each of the restrictive covenants that he is bound by under his employment agreement in order to continue to receive these benefits. For more information on the nature of these restrictive covenants, see "Compensation Discussion and Analysis — Employment Agreements" above.

The Company does not have any tax gross-up commitment under Mr. Bond's employment agreement, or under equity award agreements issued to the NEOs, in the event that any portion of severance benefits or equity award acceleration, as applicable, results in the NEO becoming liable for payment of a parachute payment excise tax.

The following table sets forth the amounts each NEO as of December 31, 2011 would have received upon termination of employment with the Company on that date for each of the reasons detailed below. The amounts set forth in the table assume a termination event occurred on December 31, 2011 and that the value of the Common Stock was $40.94 per share, based on the closing price of the Common Stock on December 31, 2011. The actual amounts that would be payable in these circumstances can only be determined at the time of the executive's separation and may differ from the amounts set forth in the tables below.

Named Executive Officer	Death/Disability	Termination by the Company for Cause	Involuntary Dismissal	Change in Control[4]	Retirement
Wm. Polk Carey					
Options[1]	$ 0	$0	$ 0	$ 221,666	$ 0
RSUs[2]	1,506,633	0	0	1,506,633	0
PSUs[3]	2,259,888	0	2,259,888	6,779,664	2,259,888
TOTAL	$3,766,521	$0	$2,259,888	$8,507,963	$2,259,888
Trevor P. Bond					
RSUs[2]	$ 753,296	$0	$ 0	$ 753,296	$ 0
PSUs[3]	753,296	0	753,296	2,259,888	753,296
TOTAL	$1,506,592	$0	$ 753,296	$3,013,184	$ 753,296
Mark J. DeCesaris					
Options[1]	$ 0	$0	$ 0	$ 35,165	$ 0
RSUs[2]	904,119	0	0	904,119	0
PSUs[3]	1,279,375	0	1,279,375	3,838,125	1,279,375
TOTAL	$2,183,494	$0	$1,279,375	$4,777,409	$1,279,375
Thomas E. Zacharias					
Options[1]	$ 0	$0	$ 0	$ 155,503	$ 0
RSUs[2]	1,023,541	0	0	1,023,541	0
PSUs[3]	1,535,250	0	1,535,250	4,605,750	1,535,250
TOTAL	$2,558,791	$0	$1,535,250	$5,784,794	$1,535,250
John D. Miller					
Options[1]	$ 0	$0	$ 0	$ 12,701	$ 0
RSUs[2]	204,741	0	0	204,741	0
PSUs[3]	307,050	0	307,050	921,150	307,050
TOTAL	$ 511,791	$0	$ 307,050	$1,138,592	$ 307,050

(1) Upon termination of employment by reason of death or disability, options may be exercised to the extent exercisable upon termination (or, at the Compensation Committee's discretion, the options may be exercised in full) for a period of six months from death or twelve months from termination by reason of disability, limited in each case by the expiration date of the options. The post-termination exercise periods may be extended by the Committee. Upon termination of employment for cause, as defined in the 1997 Share Incentive Plan and the 2009 Share Incentive Plan, options immediately terminate, except that the Committee can determine otherwise, limited in the 1997 Share Incentive Plan to providing a 30-day exercise period. Upon any other termination, unvested options are forfeited upon termination, and optionees have a 30-day period from termination to exercise vested options. However, PEP Options granted under the 1997 Share

Incentive Plan were vested upon grant and become exercisable in equal annual installments on the fifth through ninth anniversary of the grant date, and the options remain exercisable until ten years from the grant date, even if the optionee is no longer employed by the Company.

(2) Each of the 1997 Share Incentive Plan and the 2009 Share Incentive Plan generally provides that RSUs automatically terminate upon a participant's termination of service for any reason but that the Committee has the discretion to determine otherwise. Under the RSU award agreements approved by the Committee, if a participant's employment terminates by reason of death or disability, RSUs (other than Rollover RSUs) become fully vested on the date of death or disability. In all other cases, unvested RSUs are forfeited upon termination. Rollover RSUs received in connection with the conversion of PEP units were fully vested upon issuance, but payout of the underlying shares was required to be deferred for a minimum of two years. Rollover RSUs are payable in accordance with the employees' elections, except that Rollover RSUs are automatically payable upon a separation from service in the event that the employee has not yet attained age 55, subject in certain cases to a six month delay under applicable provisions of the Internal Revenue Code.

(3) Each of the 1997 Share Incentive Plan and the 2009 Share Incentive Plan generally provides that PSUs automatically terminate upon a participant's termination of service for any reason but that the Committee has the discretion to determine otherwise. Under the PSU award agreements approved by the Committee, if a participant's employment terminates for any reason other than disability, involuntary dismissal, retirement or death prior to the conclusion of the performance period, the PSUs are forfeited, subject to the Committee's discretion otherwise. In the case of a termination due to disability, involuntary dismissal, retirement or death, the participant (or beneficiary) is entitled to a pro rata portion of the award for the period of time worked, contingent upon satisfaction of the performance criteria at the end of the applicable three-year performance period. As a consequence of the contingent nature of the PSU awards, the value that may ultimately be received by the NEO is uncertain. However, the prorated values shown reflect the ultimate achievement of Target levels, which at the date of grant was the expected future payment, although actual values will range from zero, if the Threshold level is not achieved, to three times the values shown, if the Maximum level is reached. The numbers also do not indicate whether the individual is eligible for retirement.

(4) The terms of the Company's outstanding equity awards provide that, in the event of a change of control, the portion of the award not already exercisable or vested becomes exercisable or vested, as the case may be, and for PSUs the awards vest at the Maximum Amount, which is three times the Target Amount.

REPORT OF THE AUDIT COMMITTEE

The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any previous or future filings under the Exchange Act or the Securities Act of 1933, as amended, except to the extent that the Company incorporates it by specific reference.

The Audit Committee of the Board of Directors reports as follows with respect to the audit of W. P. Carey & Co. LLC's fiscal 2011 audited financial statements and management's report of internal controls over financial reporting.

The audit functions of the Committee focus on the adequacy of W. P. Carey & Co. LLC's internal controls and financial reporting procedures, the performance of W. P. Carey & Co. LLC's internal audit function and the independence and performance of W. P. Carey & Co. LLC's Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP. The Committee meets periodically with management to consider the adequacy of internal controls and the objectivity of W. P. Carey & Co. LLC's financial reporting. The Committee discusses these matters with appropriate internal financial personnel as well as its Independent Registered Public Accounting Firm. The Committee held four regularly scheduled quarterly meetings during 2011 and also met five additional times.

Management has primary responsibility for W. P. Carey & Co. LLC's financial statements and management's report of internal controls over financial reporting and the overall reporting process, including W. P. Carey & Co. LLC's system of internal controls. The Independent Registered Public Accounting Firm audits the annual financial statements and the effectiveness of internal controls over financial reporting, expresses an opinion on the conformity of the audited financial statements with accounting principles generally accepted in the United States and discusses with the Committee any issues they believe should be raised with us. The Committee monitors these processes, relying without independent verification on the information provided to us and on the representations made by management.

The Committee has reviewed and discussed the audited financial statements and management's report of internal controls over financial reporting with the management of W. P. Carey & Co. LLC. The Directors who serve on the Audit Committee are all "independent" as defined in the New York Stock Exchange Listing Standards and applicable rules of the SEC.

The Committee has discussed with the Company's Independent Registered Public Accounting Firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T. The Committee has received written disclosures and the letter from the Independent Registered Public Accounting Firm required by the applicable requirements of the PCAOB regarding the Independent Registered Public Accounting Firm's communication with the Committee concerning independence and has discussed with the Independent Registered Public Accounting Firm their independence from W. P. Carey & Co. LLC. Based on review and discussions of the audited financial statements and management's report on internal control over financial reporting of W. P. Carey & Co. LLC with management and discussions with the Independent Registered Public Accounting Firm, the Audit Committee recommended to the Board of Directors that the audited financial statements for the fiscal year ended December 31, 2011 be included in the Company's Annual Report on Form 10-K for filing with the SEC.

Submitted by the Audit Committee:

Charles E. Parente, Chairman
Nathaniel S. Coolidge
Eberhard Faber, IV
Robert E. Mittelstaedt, Jr
Nick J.M. van Ommen
Karsten von Köller

Financial Expert

The Board of Directors has determined that Charles E. Parente, who is an Independent Director and Chairman of the Audit Committee, is a "financial expert" as defined in Item 407 of Regulation S-K under the Exchange Act.

Fees Billed by PricewaterhouseCoopers LLP During Fiscal Years 2011 and 2010

The following table sets forth the approximate aggregate fees billed to W. P. Carey & Co. LLC during fiscal years 2011 and 2010 by PricewaterhouseCoopers LLP, categorized in accordance with SEC definitions and rules:

	2011	2010
Audit Fees(1)	$1,275,281	$ 929,272
Audit-Related Fees(2)	0	0
Tax Fees(3)	1,094,969	744,757
All Other Fees	0	0
Total Fees	$2,370,250	$1,674,029

(1) Audit Fees: This category consists of fees for professional services rendered for the audit of W. P. Carey & Co. LLC's fiscal 2011 and 2010 financial statements included in the Company's Annual Reports on Form 10-K (including services incurred with respect to rendering an opinion under Section 404 of the Sarbanes-Oxley Act of 2002), the review of the financial statements included in the Company's Quarterly

Reports on Form 10-Q for each of the quarters ended March 31, June 30, and September 30, 2011 and 2010, and other audit services including certain statutory audits and SEC registration statement review and the related issuance of comfort letters and consents.

(2) Audit-Related Fees: This category consists of audit related services performed by PricewaterhouseCoopers LLP and includes services, if any, in connection with audits of the Company's benefit plan.

(3) Tax Fees: This category consists of fees billed to W. P. Carey & Co. LLC by PricewaterhouseCoopers LLP for tax compliance services and consultation in connection with transactions.

Pre-Approval Policies

The Audit Committee's policy is to pre-approve audit and permissible non-audit services provided by the Company's Independent Registered Public Accounting Firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services. The Independent Registered Public Accounting Firm and management are required to report periodically to the Audit Committee regarding the extent of services provided by the Independent Registered Public Accounting Firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. If a non-audit service is required before the Audit Committee's next scheduled meeting, the Committee has delegated to its Chairman, Mr. Parente, the authority to approve such services on its behalf, provided that such action is reported to the Committee at its next meeting. Pursuant to these policies, the Audit Committee pre-approved all the services provided by the Independent Registered Public Accounting Firm in fiscal years 2011 and 2010 shown in the table above.

CORPORATE GOVERNANCE

Nominating Procedures

The Nominating and Corporate Governance Committee considers candidates for Board membership suggested by its members and other Board members, as well as by management and shareholders. A shareholder who wishes to recommend a prospective nominee for the Board should notify our Secretary or any member of the Nominating and Corporate Governance Committee in writing with the information and in the time period required by our By-Laws, which is set forth in more detail in "Shareholder Proposals and Other Communications" below.

Once the Nominating and Corporate Governance Committee has identified a prospective nominee, the Committee makes an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on whatever information is provided to the Committee with the recommendation of the prospective candidate, as well as the Committee's own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that the prospective nominee can satisfy the evaluation factors described below. If the Committee determines, in consultation with other Board members as appropriate, that additional consideration is warranted, it may request a search firm to gather additional information about the prospective nominee's background and experience and to report its findings to the Committee. The Committee then evaluates the prospective nominee's qualifications. As set forth in our Corporate Governance Guidelines, there are no firm prerequisites to qualify as a candidate for the Board, although the Board seeks candidates who possess the background, skills, expertise, characteristics and time to make a significant contribution to the Board, W. P. Carey & Co. LLC and its shareholders. At least annually, the Nominating and Corporate Governance Committee reviews the qualifications and backgrounds of the Directors, as well as the overall composition of the Board.

The Committee also considers such other relevant factors as it deems appropriate, including the balance of management Directors and Independent Directors, the need for Audit Committee or other expertise, and the qualifications of other potential nominees. Although there is no specific policy regarding diversity, the Committee seeks to achieve diversification in the qualifications of nominees, such as business experience versus an academic background or expertise in different industries, professions, and geographic areas. In connection with its evaluation, the Committee determines whether to interview the prospective nominee, and if warranted, one or more members of the Committee, and others as appropriate, interview prospective nominees in person or by telephone. After completing this evaluation and interview, the Committee makes a recommendation to the full Board as to the persons who should be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the Committee.

At its regular meeting in March 2012, the Board of Directors adopted a policy with regard to the retirement of directors. Under this new policy, it is expected that a Director will retire from the Board after having attained the age of 75, although there may be instances where a Director may be invited by the Board to remain as a Director past that age due to the desirability of retaining his or her special skills or experience for a longer period. As a result, any prospective nominee should in general be less than 74 at the time he or she would first be elected to the Board.

At the time that the retirement policy was adopted, two Directors, Messrs. Francis J. Carey and Eberhard Faber, IV, were 75 or older. However, in light of the passing of the Company's Founder and Chairman, Mr. Wm. Polk Carey, in January 2012 and the pending merger of CPA®:15 with the Company that had recently been proposed, the Board invited Messrs. Carey and Faber to remain as Directors for continuity purposes, and they each accepted the invitation.

Shareholder Proposals and Other Communications

Shareholder Proposals. The date by which shareholder proposals must be received by W. P. Carey & Co. LLC for inclusion in proxy materials relating to the 2013 Annual Meeting of Shareholders is January 4, 2013 and must meet the other requirements of Rule 14a-8 under the Exchange Act.

In order for proposals submitted outside of Rule 14-a-8 to be considered at the 2013 Annual Meeting, shareholder proposals, including shareholder nominations for Director, must comply with the advance notice and eligibility requirements contained in W. P. Carey & Co. LLC's By-Laws. Our By-Laws provide that shareholders are required to give advance notice to W. P. Carey & Co. LLC of any business to be brought by a shareholder before an annual shareholders' meeting. For business to be properly brought before an annual meeting by a shareholder, the shareholder must give timely written notice thereof to the Secretary of W. P. Carey & Co. LLC. In order to be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not fewer than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. Therefore, any shareholder proposals, including nominations for directors, submitted outside of Rule 14a-8 to be voted on at the 2013 Annual Meeting of Shareholders must be received by W. P. Carey & Co. LLC not earlier than February 21, 2013 and not later than March 23, 2013, being, respectively, 120 and 90 days prior to June 21, 2013, which is the first anniversary of the Annual Meeting. However, in the event that the date of the Annual Meeting of Shareholders in 2013 is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the shareholder to be timely must be delivered not earlier than the 120th day prior to such changed annual meeting date and not later than the close of business on the later of the 90th day prior to such changed annual meeting date or the tenth day following the day on which public announcement of the date of such meeting is first made.

The notice must set forth:

- as to each person whom the shareholder proposes to nominate for election or reelection as a Director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected;
- as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and of the beneficial owner, if any, on whose behalf the proposal is made; and
- as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (i) the name and address of such shareholder, as they may appear on the Company's books, and of such beneficial owner and (ii) the class and number of shares of Common Stock that are owned beneficially and of record by such shareholder and such beneficial owner.

A copy of the Company's By-Laws is available upon request. Such requests and any shareholder proposals should be sent to Susan C. Hyde, Secretary, W. P. Carey & Co. LLC, 50 Rockefeller Plaza, New York, NY 10020. These procedures apply to any matter that a shareholder wishes to raise at any annual meeting, including those matters raised other than pursuant to Rule 14a-8. A shareholder proposal that does not meet the above requirements will be considered untimely, and any proxy solicited by W. P. Carey & Co. LLC may confer discretionary authority to vote on such proposal.

Communication with the Board. Shareholders and other interested persons who wish to send communications on any topic to the Board, Non-Executive Chairman of the Board, or the Independent Directors as a group may do so by writing to the Non-Executive Chairman of the Board, W. P. Carey & Co. LLC, 50 Rockefeller Plaza, New York, NY 10020. The Nominating and Corporate Governance Committee has approved a process for handling communications to the Board in which the Secretary, Susan C. Hyde, monitors communications and provides copies or summaries of such communications to the Directors as she considers appropriate. The Board will give appropriate attention to written communications that are submitted and will respond if and as appropriate. Absent unusual circumstances or as contemplated by committee charters and subject to any required assistance or advice from legal counsel, Ms. Hyde is responsible for monitoring communications and for providing copies or summaries of such communications to the Directors as she considers appropriate.

Director Independence

As part of the Company's corporate governance practices, the Board has adopted Corporate Governance Guidelines, which among other things established rules regarding the independence of directors. We refer to our Corporate Governance Guidelines in this Proxy Statement as the Guidelines. The Guidelines meet or exceed the Listing Standards of the Exchange. The Guidelines, which include the Company's definition of Independent Director, can be found in the "Investor Relations" section of W. P. Carey & Co. LLC's website, www.wpcarey.com.

Pursuant to the Guidelines, the Board undertook its annual review of Director independence in March 2012. During this review, the Board considered transactions and relationships between each Director and nominee or any member of his or her immediate family and W. P. Carey & Co. LLC and its subsidiaries and affiliates, including those reported under "Certain Relationships and Related Transactions" below. The Board also examined transactions and relationships between Directors and nominees or their affiliates and members of our senior management or their affiliates. As provided in the Guidelines, the purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the Director is independent.

The Exchange also requires that the Board of Directors determine whether a Director is "independent" for purposes of the Exchange's Listing Standards. The Nominating and Corporate Governance Committee has asked each Director and nominee to specify in writing the nature of any relevant relationships such individual may have with the Company, including, but not limited to, any relationships that would specifically preclude a finding of "independence" under those Listing Standards. Upon review of these disclosures, the Board has affirmatively determined that none of the Directors or nominees noted as "independent" in this Proxy Statement has a material relationship with W. P. Carey & Co. LLC that would interfere with his independence from the Company and its management.

As a result of the Board's annual review, the Board has affirmatively determined that Directors Coolidge, Faber, Griswold, Hansing, Marston, Mittelstaedt, Parente, van Ommen, von Köller, and Winssinger are independent of the Company and its management under the standards set forth in the Guidelines and the Exchange's Listing Standards and for the purpose of serving on the Audit Committee, where applicable. Messrs. Francis J. Carey and Bond are considered affiliated Directors because of their relationship to, or current and/or former employment as senior executives of, W. P. Carey & Co. LLC and its affiliates.

Code of Ethics

The Board of Directors has also adopted a Code of Business Conduct and Ethics, which we refer to in this Proxy Statement as the Code. The Code sets forth the standards of business conduct and ethics applicable to all of our employees, including our Executive Officers and Directors. This Code is available on the Company's website, www.wpcarey.com, in the "Investor Relations" section. W. P. Carey & Co. LLC also intends to post amendments to or waivers from the Code, to the extent applicable to our principal executive officer, principal financial officer and principal accounting officer, at this location on the website. Director Francis J. Carey is the Company's Chief Ethics Officer.

Certain Relationships and Related Transactions

Policies and Procedures with Respect to Related Party Transactions. The Executive Officers and Directors are committed to upholding the highest legal and ethical conduct in fulfilling their responsibilities and recognize that related party transactions can present a heightened risk of potential or actual conflicts of interest. Employees, officers and Directors have an obligation to act in the best interest of the Company and to put such interests at all times ahead of their own personal interests. In addition, all employees, officers and Directors of the Company should seek to avoid any action or interest that conflicts with or gives the appearance of a conflict with the Company's interests. According to the Code, a conflict of interest occurs when a person's private economic or other interest conflicts with, is reasonably expected to conflict with, or may give the appearance of conflicting with, any interest of the Company. The following conflicts of interest are prohibited, and employees, officers and Directors of W. P. Carey & Co. LLC must take all reasonable steps to detect, prevent, and eliminate such conflicts:

- Working in any capacity — including service on a Board of Directors or trustees, or on a committee thereof — for a competitor while employed by the Company.
- Competing with the Company for the purchase, sale or financing of property, services or other interests.
- Soliciting or accepting any personal benefit from a third party, including any competitor, customer or service provider, in exchange for any benefit from the Company. Applicable Company policies may permit the acceptance of gifts and entertainment from third parties, subject to certain limitations. Individuals are expected to adhere to these policies where applicable and in general to limit acceptance of benefits to those that are reasonable and customary in a business environment and that are not reasonably likely to improperly influence the individual.

Other conflicts of interest, while not prohibited in all cases, may be harmful to the Company and therefore must be disclosed in accordance with the Code. The Chief Ethics Officer of the Company has primary authority and responsibility for the administration of the Code subject to the oversight of the Nominating and Corporate Governance Committee or, in the case of accounting, internal accounting controls or auditing matters, the Audit Committee.

Transactions with Managed Funds. Through a wholly-owned subsidiary, W. P. Carey & Co. LLC earns revenue as the advisor to the CPA® REITs and CWI, which are collectively referred to in this Proxy Statement as the REITs. Under advisory agreements that the Company has with each of the REITs, the Company performs services and earns asset management revenue related to the day-to-day management of the REITs and provides transaction-related services and earns structuring revenue in connection with structuring and negotiating investments and any related financing on their behalf. In addition, the Company provides further services and generally earns revenue when each REIT is liquidated. The Company is also reimbursed for certain costs incurred in providing services, including broker-dealer commissions paid on behalf of the REITs, marketing costs and the cost of personnel provided for the administration of the REITs. As a result of electing to receive certain payments for services in shares, the Company also holds ownership interests in the REITs. For the year ended December 31, 2011, total asset-based revenue earned was approximately $66.8 million, while reimbursed costs totaled approximately $64.8 million. In 2011, the Company elected to receive all asset management revenue in cash, except that, for CPA®:17 — Global and for CPA®:16 — Global subsequent to the CPA®:14/16 Merger, the Company elected to receive asset management revenue in shares of their stock. For CPA®:16 — Global prior to the CPA®:14/16 Merger, the Company elected to receive all performance revenue in shares of its stock, while for both CPA®:14 prior to the CPA®:14/16 Merger and CPA®:15, the Company elected to receive 80% of performance revenue in shares of their stock and 20% in cash.

In connection with structuring and negotiating investments and any related financing for the REITs, the advisory agreements provide for structuring revenue based on the cost of investments. A portion of this revenue is paid when the transaction is completed while the remainder is payable in equal annual installments, subject to the relevant REIT meeting its performance criterion. The Company may be entitled to loan refinancing revenue in connection with structuring and negotiating investments. This loan refinancing revenue, together with the acquisition revenue, is referred to as structuring revenue. The Company earned structuring revenue of approximately $46.8 million for the year ended December 31, 2011. In addition, the Company may also earn revenue related to the disposition of properties, subject to subordination provisions, and will only recognize such revenue as such provisions are achieved.

The REITs also reimburse the Company for certain costs, primarily broker-dealer commissions paid on behalf of the REITs and marketing and personnel costs. In addition, under the terms of a sales agency agreement between the Company's wholly-owned broker-dealer subsidiary, Carey Financial, LLC, and CPA®:17 — Global, the Company earns a selling commission of up to $0.65 per share sold and a dealer-manager fee of up to $0.35 per share sold. The Company re-allows all or a portion of the selling commissions to selected dealers participating in CPA®:17 — Global's offering and may re-allow up to the full selected dealer revenue to selected dealers. In addition, under the terms of a sales agency agreement between Carey Financial, LLC and CWI, the Company earns a selling commission of up to $0.70 per share sold and a dealer-manager fee of up to $0.30 per share sold. The Company re-allows all or a portion of the selling commissions to selected dealers participating in CWI's offering and may re-allow up to the full selected dealer revenue to selected dealers. Total underwriting compensation earned in connection with the CPA®:17 — Global and CWI offerings, including selling commissions, dealer-manager revenue and/or selected dealer revenue, wholesaling revenue and reimbursements made by the Company to selected dealers, cannot exceed the limitations prescribed by FINRA. The limit on underwriting compensation is currently 10% of gross offering proceeds. The Company may also be reimbursed for reasonable bona fide due diligence expenses, subject to limitations on total organization and offering expenses.

The CPA®:14/16 Merger — On December 13, 2010, CPA®:14 and CPA®:16 — Global entered into a definitive merger agreement pursuant to which CPA®:14 merged with and into a subsidiary of CPA®:16 — Global on May 2, 2011. In the CPA®:14/16 Merger, CPA®:14 stockholders were entitled to receive $11.50 per share, which was equal to the estimated net asset value per share of CPA®:14 as of September 30, 2010. For each share of CPA®:14 stock owned, each CPA®:14 stockholder received a $1.00 per share special cash dividend and a choice of either (i) $10.50 in cash or (ii) 1.1932 shares of CPA®:16 — Global. The merger consideration of $954.5 million was paid by CPA®:16 — Global, including payment of $444.0 million to liquidating stockholders and issuing 57,365,145 shares of stock with a fair value of $510.5 million on the date of closing to stockholders of CPA®:14 in exchange for 48,076,723 shares of CPA®:14 stock. The $1.00 per share special cash distribution, totaling $90.4 million in the aggregate, was funded from the proceeds of the CPA®:14 Asset Sales described below. In connection with the CPA®:14/16 Merger, we agreed to purchase a sufficient number of shares of CPA®:16 — Global stock from CPA®:16 — Global to enable it to pay the merger consideration if the cash on hand and available to CPA®:14 and CPA®:16 — Global, including the proceeds of the CPA®:14 Asset Sales and a new $320.0 million senior credit facility of CPA®:16 — Global, were not sufficient. Accordingly, we purchased 13,750,000 shares of CPA®:16 — Global stock on May 2, 2011 for $121.0 million, which we funded, along with other obligations, with cash on hand and $121.4 million drawn on our then-existing unsecured line of credit.

In connection with the CPA®:14/16 Merger, on May 2, 2011 we purchased the remaining interests in three ventures from CPA®:14, in which we already had a partial ownership interest, for an aggregate purchase price of $31.8 million, plus the assumption of $87.6 million of indebtedness. The purchase price was based on the appraised values of the ventures' underlying properties and debt. In connection with the purchase, we recorded a gain of $27.9 million, which represents the difference between our respective carrying values and the fair values of our previously held interests in these ventures.

Upon consummation of the CPA®:14/16 Merger, we earned revenues of $31.2 million in connection with the termination of the advisory agreement with CPA®:14 and $21.3 million of subordinated disposition revenues. We elected to receive our termination revenue in 2,717,138 shares of CPA®:14 stock, which were exchanged into

3,242,089 shares of CPA®:16 — Global stock in the CPA®:14/16 Merger. In addition, we received $11.1 million in cash as a result of the $1.00 per share special cash distribution paid by CPA®:14 to its stockholders. Upon closing of the CPA®:14/16 Merger, we received 13,260,091 million shares of stock of CPA®:16 — Global in respect of our shares of CPA®:14 stock.

Carey Asset Management Corp., our subsidiary that acts as the advisor to the CPA® REITs, waived any acquisition fees payable by CPA®:16 — Global under its advisory agreement with CAM in respect of the properties acquired in the CPA®:14/16 Merger and also waived any disposition fees that may subsequently be payable by CPA®:16 — Global upon a sale of such assets. As the advisor to CPA®:14, CAM earned acquisition fees related to those properties acquired by CPA®:14 and disposition fees on those properties upon the liquidation of CPA®:14 and, as a result, CAM and CPA®:16 — Global agreed that CAM should not receive fees upon the acquisition or disposition of the same properties by CPA®:16 — Global.

CPA®:16 — Global UPREIT Reorganization — Immediately following the CPA®:14/16 Merger on May 2, 2011, CPA®:16 — Global completed an internal reorganization whereby CPA®:16 — Global formed an umbrella partnership real estate investment trust, or UPREIT, which was approved by CPA®:16 — Global stockholders in connection with the CPA®:14/16 Merger. In connection with the formation of the UPREIT, CPA®:16 — Global contributed substantially all of its assets and liabilities to an operating partnership in exchange for a managing member interest and units of membership interest in that operating partnership, which together represent a 99.985% capital interest of the "Managing Member," representing the CPA®:16 — Global stockholders' interest. Through one of our subsidiaries, we acquired a Special Membership Interest of 0.015% in CPA®:16 — Global's operating partnership for $0.3 million, entitling us to receive certain profit allocations and distributions of cash.

As consideration for this Special Member Interest, we amended our advisory agreement with CPA®:16 — Global to give effect to this UPREIT reorganization and to reflect a revised fee structure whereby (i) our asset management fees were prospectively reduced to 0.5% from 1.0% of the asset value of a property under management, (ii) the former 15% subordinated incentive fee and termination fees were eliminated and replaced by (iii) a 10% Special General Partner Available Cash Distribution, as described below, and (iv) the 15% Final Distribution, as described below. The sum of the new 0.5% asset management fee and the Available Cash Distribution is expected to be lower than the original 1.0% asset management fee; accordingly, the Available Cash Distribution is contractually limited to 0.5% of the value of CPA®:16 — Global's assets under management. However, the amount of after-tax cash we receive pursuant to this revised structure is anticipated to be greater than the amount we received under the previous arrangement. The fee structure related to initial acquisition fees, subordinated acquisition fees and subordinated disposition fees for CPA®:16 — Global remains unchanged.

As Special General Partner, we are entitled to 10% of CPA®:16 — Global's operating partnership's available cash, referred to as the Available Cash Distribution, which is defined as the operating partnership's cash generated from operations, excluding capital proceeds, as reduced by operating expenses and debt service, excluding prepayments and balloon payments. We may elect to receive our Available Cash Distribution in shares of CPA®:16 — Global's stock. In the event of a capital transaction such as a sale, exchange, disposition or refinancing of CPA®:16 — Global's assets, we are also entitled to receive a Final Distribution equal to 15% of residual returns after giving effect to a 100% return of the Managing Member's invested capital plus a 6% priority return.

Proposed Merger with CPA®:15 — In its initial offering documents, CPA®:15 stated its intention to consider liquidity events for investors generally commencing eight years following the investment of substantially all of the net proceeds from its public offerings, which occurred in 2004. As a result, during the second quarter of 2011, we began actively considering liquidity alternatives on behalf of CPA®:15 as its advisor and discussed with its board of directors a number of those alternatives. The board of directors of CPA®:15 formed a special committee of independent directors to explore possible liquidity transactions, including transactions proposed by us, and the CPA®:15 special committee retained legal and financial advisors to assist the committee in its review.

On February 17, 2012, we and CPA®:15 entered into a definitive agreement pursuant to which CPA®:15 will merge with and into one of our subsidiaries for a combination of cash and shares of our Common Stock as described below, which we refer to in this Proxy Statement as the Proposed Merger. In connection with the Proposed Merger, we filed a registration statement with the SEC on March 23, 2012 regarding the shares of our Common Stock to be issued to stockholders of CPA®:15 in the Proposed Merger, which is currently under review by the SEC. Special meetings will be scheduled to obtain the approval of CPA®:15's stockholders of the Proposed Merger and the approval of our shareholders of the Proposed Merger and the Proposed REIT Reorganization described below. The closing of the Proposed Merger is also subject to customary closing conditions. If the Proposed Merger is approved and the other closing conditions are met, we currently expect that the closing will occur by the third quarter of 2012, although there can be no assurance of such timing.

At December 31, 2011, CPA®:15's portfolio was comprised of full or partial ownership in 315 properties, substantially all of which were triple-net leased with an average remaining life of 10.4 years and an estimated annual contractual minimum base rent of $223.0 million (on a pro rata basis). We expect to assume the related property debt comprised of 74 fixed-rate and seven variable-rate non-recourse mortgage loans with an aggregate fair value of $1.2 billion and a weighted-average annual interest rate of 5.7% at December 31, 2011 (on a pro rata basis). During 2011, we earned $26.0 million in fees from CPA®:15 and recognized $3.4 million in equity earnings based on our ownership of CPA®:15 stock.

We have also obtained a commitment for a $175.0 million term loan as part of our current credit facility in order to pay for the cash portion of the consideration in the Proposed Merger. Our commitment expires on the earlier of the termination or closing of the Proposed Merger or September 30, 2012. The commitment letters are subject to a number of closing conditions, including the lenders' satisfactory completion of due diligence and determination that no material adverse change has occurred, and there can be no assurance that we will be able to obtain the term loan on acceptable terms or at all.

In the Proposed Merger, CPA®:15 stockholders will be entitled to receive $1.25 in cash and 0.2326 shares of our Common Stock for each share of CPA®:15 stock owned, which equated to $11.73 per share of CPA®:15 stock based on the $45.07 per share closing price of our Common Stock as of February 17, 2012, the date that the merger agreement was signed. The estimated total Proposed Merger consideration includes cash of approximately $151.8 million and the issuance of approximately 28,241,000 of our shares, based on the total shares of CPA®:15 outstanding of 131,566,206, of which 10,153,074 shares were owned by us, on February 17, 2012. As a condition of the Proposed Merger, we have agreed to waive our subordinated disposition and termination fees.

If the Proposed Merger is approved, immediately prior to merging we plan to reorganize as a REIT, which we refer to in this Proxy Statement as the Proposed REIT Reorganization. The Proposed REIT Reorganization is an internal reorganization of our corporate structure into a REIT to hold substantially all of our real estate assets while our investment management activities will be organized under taxable REIT subsidiaries. The Proposed REIT Reorganization is expected to be tax-free for U.S. Federal purposes, except for the cash consideration.

Livho, Inc. In connection with the consolidation of the nine CPA® partnerships in 1998, the Company obtained a hotel in Livonia, Michigan, which was not subject to a lease. The Company would be taxed as a corporation if it received more than a small percentage of its income from the operation of a hotel. In order to avoid taxation as a corporation, the Company in 1998 leased the hotel to Livho Inc., a corporation wholly-owned by Director Francis J. Carey, its chairman, pursuant to a two-year lease, which was subsequently modified and extended. The Company consolidates the accounts of Livho in its consolidated financial statements in accordance with current accounting guidance for consolidation of variable interest entities because Livho is a variable interest entity, of which it is the primary beneficiary. Livho's contractual base rent for 2011 was approximately $1.4 million; however, no rent was paid for the year because its operations did not generate sufficient revenue, and the shortfall was added to existing rent arrearages owed to the Company. Director Francis J. Carey, as sole shareholder, did not receive a dividend payment from Livho, as excess cash flow was applied to the rental arrearages.

Reginald H. Winssinger Investments. Members of the family of Director Reginald H. Winssinger are co-investors with the Company in one of the Company's properties in France. Specifically, in December 2001 Mr. Winssinger's family members and business partners purchased, at the time of and on the same terms as the purchase of the properties by the Company, a 15% aggregate ownership interest in the property leased to Bouyges Telecom SA in Illkirch, France for an original equity investment of approximately $0.5 million. These ownership interests are subject to substantially the same terms as all other ownership interests in the subsidiary company.

Other Transactions. The Company owns interests in entities ranging from 5% to 95%, including jointly-controlled tenant-in-common interests in properties, with the remaining interests generally held by affiliates, including the REITs, and owns common stock in each of the REITs. The Company is the general partner in a limited partnership, which it consolidates for financial statement purposes, that leases its home office space and participates in an agreement with certain affiliates, including the REITs, for the purpose of leasing office space used for the administration of its operations, the operations of its affiliates and for sharing the associated costs. During the year ended December 31, 2011, the Company recorded income from noncontrolling interest partners of approximately $2.5 million related to reimbursements from these affiliates. As of December 31, 2011, the average estimated minimum lease payments on the office lease, inclusive of noncontrolling interests, approximates $3.0 million annually through 2016.

Included in accounts payable, accrued expenses and other liabilities in the Company's consolidated balance sheet at December 31, 2011 are amounts due to affiliates totaling approximately $0.8 million. Included in the calculation of total assets on the Company's consolidated balance sheet at December 31, 2011 are amounts due from affiliates totaling approximately $38.4 million.

An officer of the Company owns a redeemable noncontrolling interest in WPCI, the subsidiary company that structures net lease transactions on behalf of the CPA® REITs outside of the U.S., as well as certain related entities. The Company has an obligation to repurchase the interest from that officer, subject to certain conditions. The Company valued the redeemably noncontrolling interest at approximately $7.7 million at December 31, 2011.

In February 2011, the Company made a $90.0 million loan to CPA®:17 — Global to fund acquisitions that were closed within the first two weeks of the year. The principal and accrued interest thereon at 1.15% per annum were paid in full to the Company in April 2011. In May 2011, the Company loaned $4.0 million to CWI to fund an acquisition. The principal and interest thereon at the London Interbank Offered Rate, or LIBOR, plus 2.5% were repaid in June 2011. In September 2011, the Company loaned $2.0 million to CWI to fund a second acquisition. The principal and interest thereon at LIBOR plus 0.9% were repaid in full by October 2011.

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APPENDIX A

W. P. CAREY & CO. LLC
EMPLOYEE SHARE PURCHASE PLAN

Amended and Restated as of March 15, 2012

1. Purpose. The purpose of the W. P. Carey & Co. LLC Employee Share Purchase Plan as amended and restated (the "Plan") is to encourage and assist Employees of (a) W. P. Carey & Co. LLC (the "Company"), (b) the Manager of the Company, and (c) any other affiliate of the Company that elects to participate in the Plan (with the consent of the Company), in acquiring an ownership interest in the Company. The Plan is not intended to be an Employee Stock Purchase Plan under Section 423 of the Code.

2. Definitions. The following terms as used in this Plan shall have the meaning specified below, unless the context clearly indicates otherwise.

(a) "Account" means the bookkeeping account established for an Employee to which the following shall be credited: (i) the funds deducted or paid from the Employee's Compensation pursuant to the terms of the Plan to purchase Shares; (ii) any purchased Shares; and (iii) any dividends on Shares credited to the account which are to be used to purchase additional Shares as permitted hereunder.

(b) "Board" means the Board of Directors of the Company.

(c) "Code" means the Internal Revenue Code of 1986, as amended, and any regulations thereunder.

(d) "Committee" means the committee appointed by the Board to administer the Plan. The Committee shall serve at the pleasure of the Board and the Board may appoint or remove Committee members at any time for any reason. Unless otherwise determined by the Board, the Committee shall be the Compensation Committee of the Board.

(e) "Company" means W. P. Carey & Co. LLC, a Delaware limited liability company, or any successor thereto.

(f) "Compensation" means a Participant's total compensation from the Company, Manager, or other participating affiliate payable during the applicable Semi-Annual Period.

(g) "Employee" means any officer or other common law employee of the Company, the Manager, or other affiliate of the Company which participates in the Plan with the consent of the Company.

(h) "Exchange Act" means the Securities Exchange Act of 1934, as amended. References to any provision of the Exchange Act include the rules and regulations thereunder and successor provisions and rules and regulations thereto.

(i) "Fair Market Value" of a Share means, as of any given date, (i) the average of the high and low price of a Share as reported on the New York Stock Exchange (or if Shares were not traded on such date, on the closest preceding date on which a trade occurred), or (ii) if the Shares are not publicly traded, the fair market value of a Share as determined by the Committee in good faith, using such criteria as the Committee may, in its sole discretion, deem appropriate.

(j) "Manager" means Carey Asset Management Corp., the manager of the Company, and any successor thereto.

(k) "Participant" means each (i) Employee who is eligible to, and elects to, participate in the Plan in accordance with the terms of the Plan and (ii) any Employee or former Employee who has an Account under the Plan.

(l) "Plan" means the W. P. Carey & Co. LLC Employee Share Purchase Plan, as amended from time to time.

(m) "Semi-Annual Period" means the six (6) month period ending on the last day of June and December of each year, unless otherwise determined by the Committee in its discretion.

(n) "Shares" means the shares of the Company as described in the Company's Limited Liability Operating Agreement.

3. Shares Subject to the Plan. Subject to adjustment pursuant to Section 13 of the Plan, the aggregate number of Shares which may be purchased under the Plan is the sum of (i) the number of shares available under the Company's prior employee stock purchase plan immediately before the effective date of the Plan, which was 91,307 Shares and (ii) an additional 408,693 Shares, for a total of 500,000 Shares. The Shares may be authorized but unissued shares, reacquired shares, or any combination thereof.

4. Eligibility. Any Employee of the Company, the Manager, or other participating affiliate is eligible to become a Participant on the first day of the Semi-Annual Period following the Employee's date of hire.

5. Joining the Plan.

(a) An eligible Employee's participation in the Plan shall be effective as of the first day of the Semi-Annual Period following the date on which the Employee completes, sign and returns to the Committee such forms as may be required to enroll in the Plan (or at such other time as may be permitted by the Committee in its sole discretion); provided, that for the first Semi-Annual Period of the Plan, participation shall be effective as of the first day of that period so long as the Employee completes and returns the required forms before the last day of such period.

(b) Notwithstanding subsection (a) above, an Eligible Employee may elect to make a lump sum contribution (as provided in Section 6(a)(2)) for a Semi-Annual Period in accordance with such rules and procedures as may be established by the Committee in its sole discretion.

(c) Participation by any Employee in the Plan is entirely voluntary.

6. Employee Contributions.

(a) Each Employee may elect (on such forms as may be required by the Committee in its sole discretion) to contribute by either (1) payroll deduction of 1% to 10% (in whole percentages only) of his or her Compensation payable during a Semi-Annual Period or (2) one lump sum payment (or such additional lump sum payments as may be permitted by the Committee in its sole discretion) of up to 10% of his or her Compensation payable during the Semi-Annual Period. Notwithstanding the foregoing, no Employee may contribute more than $25,000 (or such higher limit as may be established by the Committee from time to time) in any year.

(b) Subject to the limits set forth in (a) above, an Employee may elect at any time (on such forms as may be required by the Committee in its sole discretion) to increase or decrease his or her rate of contribution. Except as otherwise provided in the Plan, any such change shall become effective as the first day of the Semi-Annual Period following receipt of such election by the Committee (or at such other time as may be permitted by the Committee in its sole discretion).

(c) Any contributions made by an Employee under the Plan shall be credited to the Employee's Account. Except as otherwise provided by the Committee, any dividends on Shares credited to a Participant's Account may, at the election of the Participant, be used to purchase additional Shares hereunder (at the market value at the time of purchase).

7. Issuance of Shares.

(a) On the last trading day of each Semi-Annual Period, the contributions (and dividends to be reinvested, if any) credited to a Participant's Account as of that date shall be applied to the purchase of Shares; provided that if the Participant has previously elected in accordance with Section 8(a) to cease participation, no such purchase shall be made on the Participant's behalf. Except as otherwise provided by the Committee, fractional shares may be purchased and credited to Participant Accounts under the Plan.

(b) The per share cost for the Shares purchased pursuant to the Plan shall be 85% of the lower of (i) the Fair Market Value of a Share on the first trading day of the Semi-Annual Period (the "date of the grant") and (ii) the Fair Market Value of a Share on the last trading day of the Semi-Annual Period (the "date of exercise").

(c) Any funds remaining in a Participant's Account after the purchase of Shares at the conclusion of a Semi-Annual Period shall be refunded to the Participant on the last day of each Semi-Annual Period. Shares purchased for any Semi-Annual Period shall be credited to Participant Accounts on the last day of the Semi-Annual Period; provided, that a Participant may request, upon such terms and conditions as may be established by the Committee, a certificate for Shares credited to his or her Account.

(d) If the aggregate number of Shares that all Participants in the Plan desire to purchase in any Semi-Annual Period exceeds the number of Shares then available under the Plan, the Shares available shall be allocated among such Participants in proportion to their contributions during the Semi-Annual Period.

(e) Notwithstanding any other provision herein to the contrary, the obligation to purchase, issue or deliver Shares under the Plan shall be subject to (i) the effectiveness of a registration statement under the Securities Act of 1933, as amended, with respect to such shares, if deemed necessary or appropriate by the Company or Committee, (ii) the condition that the Shares shall have been listed (or authorized for listing upon official notice of issuance) on the New York Stock Exchange and (iii) any other applicable law, regulation, rule or order.

8. Termination of Contributions.

(a) The contributions of an Employee under the Plan shall terminate (and no further contributions shall be made on his or her behalf) as of the date on which the Employee (i) elects to withdraw his or her contributions for a Semi-Annual Period, (ii) ceases to be an Employee, (iii) dies, (iv) ceases to receive Compensation for the remainder of a Semi-Annual Period, or (v) to the extent required by law or regulation, receives a hardship distribution under a tax-qualified section 401(k) plan sponsored by the Company or any affiliate. Upon ceasing contributions under the Plan, an Employee shall (if applicable) be entitled to recommence contributions in accordance with the terms of Section 5; provided that in the case of a termination under (a)(v), the terminated Participant may not do so for a period of 12 months following the date of the hardship withdrawal (or other period specified under the section 401(k) plan).

(b) In the case of a cessation of contributions under Section 8(a) for any reason, any funds remaining in the Participant's Account when the cessation occurred shall be refunded to the Participant on the date of cessation of the contributions or, if the Participant has separated from service, upon the date of the Participant's separation from service.

9. Death of a Participant

(a) Upon the death of a Participant, the contributions credited to a Participant's Account that were not yet used for the purchase of Shares during the Semi-Annual Period in which the Participant's death occurred shall be refunded to the Participant's estate pursuant to Section 8(b), and the Participant's beneficiary shall thereafter be entitled to the Shares credited to the Participant's Account. Any distribution to a beneficiary hereunder shall be in full satisfaction of the obligations owing to the deceased participant under the Plan. If more than one beneficiary is designated, each beneficiary shall be entitled to the portion of the Participant's Account designated by the Participant, or if no such designation is made, each beneficiary shall receive an equal portion of the Shares and proceeds.

(b) Each Participant may designate (on such forms as may be required by the Committee) a beneficiary under the Plan. A previous designation may be changed by a Participant at any time by the submission of a new designation form to the Committee prior to the Participant's death. If a Participant has not designated a beneficiary or the designated beneficiary is not living on the Participant's date of death, the Participant's beneficiary shall be his or her estate.

10. Administration of the Plan.

(a) The Plan shall be administered by the Committee. The Committee shall have the full discretion to interpret and administer the Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable from time to time. The Committee may delegate any or all of its powers and duties under the Plan to employees of the Company, the Manager, or other Company affiliate.

(b) A majority of the Committee shall constitute a quorum, and the acts of a majority of the members of the Committee present at any meeting at which a quorum is present, or acts approved in writing by a majority of the members of the Committee, shall be deemed the acts of the Committee.

(c) All costs and expenses of administering the Plan shall be paid by the Company and the other participating employers (as determined by the Company in its sole discretion).

11. Amendment.

(a) The Board shall have the right to amend the Plan at any time and from time to time; provided, that no such amendment of the Plan shall, without stockholder approval, be effective if stockholder approval of the amendment is required at such time in order for the purchase of Shares under the Plan to qualify for any available exemption from Section 16 of the Exchange Act or by any other applicable law, regulation, rule or order.

(b) No amendment may be made that would cause the purchase of Shares under the Plan not to qualify for exemption under Section 16.

(c) Notwithstanding anything herein to the contrary, the Board shall have the power to amend the Plan in any manner deemed necessary or advisable for the purchase of Shares under the Plan to qualify for any exemption provided under Section 16 and any such amendment shall, to the extent deemed necessary or advisable by the Board, be applicable to any existing Accounts.

12. Termination. The Board shall have the right to terminate the Plan at any time. Unless terminated earlier by action of the Board, the Plan shall remain in effect until such time as no Shares remain available for issuance under the Plan and the Participants and their employers have no further rights or obligations (as applicable) under the Plan.

13. Adjustments Upon Changes in Capitalization. Appropriate and proportionate adjustments shall be made in the number and class of shares of shares subject to this Plan in the event of a shares dividend, shares split, reverse shares split, recapitalization, reorganization, merger, consolidation, acquisition, separation or like change in the capital structure of the Company.

14. Transferability of Rights. No rights of a Participant (or his or her beneficiary) under this Plan shall be transferable, by operation of law or otherwise, except upon the death of a Participant as provided in Section 9.

15. Participation in Other Benefit Plans. Nothing herein contained shall affect an Employee's rights to participate in and receive benefits under and in accordance with the then current provisions of any pension, insurance or other employee benefit plan or program offered by his or her employer.

16. No Right to Continued Employment. Nothing in this Plan shall confer upon any Employee any right to continued employment with the Company, Manager, or other participating affiliate, or interfere with or restrict in any way the rights of the Company, Manager, or other participating affiliate to discharge the Employee at any time for any reason whatsoever, with or without cause.

17. No Shareholder Rights Conferred. Nothing contained in the Plan shall confer upon a Participant (or his or her beneficiary) any rights of a holder of Shares unless and until Shares are issued to the Participant (or his or her beneficiary).

18. Governing Law. To the extent not preempted by Federal law, the Plan shall be construed in accordance with and governed by the internal laws of the State of New York.

19. Severability. In the event any provision of the Plan or any action taken pursuant to the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included, and the illegal or invalid action shall be deemed null and void.

20. Withholding Taxes. To the extent required by applicable law or regulation, each Participant shall arrange with his or her employer for the payment of any required federal, state or local income or other tax withholding applicable to the receipt of Shares under the Plan prior to the delivery of the Shares to the Employee.

21. Notices. Any notice or other communication required or permitted to be given pursuant to the Plan must be in writing and may be given by registered or certified mail, and if given by registered or certified mail, shall be determined to have been given and received on the date three days after a registered or certified letter containing such notice, properly addressed with postage prepaid, is deposited in the United States mails; and if given

other than by registered or certified mail, it shall be deemed to have been given when delivered to and received by the party to whom addressed. Notice shall be given to Participants at their most recent addresses shown in the Company's records. Notice to the Committee shall be sent to the Committee at the Company's principal executive offices to the attention of the Chief Financial Officer of the Company. Notice to an employer shall be sent to the employer's principal executive offices to the attention of its Chief Financial Officer.

22. Construction. Titles and headings of sections and articles of this Plan are for convenience of reference only and shall not affect the construction of any provision of this Plan. Unless the context clearly requires otherwise, the singular shall include the plural.

23. Effective Date of Plan. The Plan shall become effective as of March 15, 2012, the date of the Board's adoption of the Plan, contingent upon shareholder approval.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_________ to _________

Commission File Number: 001-13779


RECEIVED
MAY - 4 2012
WASH, D.C.
310
SECTION

W. P. CAREY

W. P. CAREY & CO. LLC

(Exact name of registrant as specified in its charter)

Delaware	13-3912578
(State of incorporation)	(I.R.S. Employer Identification No.)
50 Rockefeller Plaza New York, New York	10020
(Address of principal executive offices)	(Zip Code)

Investor Relations (212) 492-8920
(212) 492-1100
(Registrant's telephone numbers, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Listed Shares, No Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2011, the aggregate market value of the registrants' Listed Shares held by non-affiliates was approximately $1.1 billion.

As of February 14, 2012, there are 39,730,186 Listed Shares of registrant outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant incorporates by reference its definitive Proxy Statement with respect to its 2012 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission within 120 days following the end of its fiscal year, into Part III of this Annual Report on Form 10-K.

INDEX

Forward-Looking Statements

This Annual Report on Form 10-K (the "Report"), including Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of Part II of this Report, contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. It is important to note that our actual results could be materially different from those projected in such forward-looking statements. You should exercise caution in relying on forward-looking statements as they involve known and unknown risks, uncertainties and other factors that may materially affect our future results, performance, achievements or transactions. Information on factors which could impact actual results and cause them to differ from what is anticipated in the forward-looking statements contained herein is included in this Report as well as in our other filings with the Securities and Exchange Commission (the "SEC"), including but not limited to those described in Item 1A. Risk Factors of this Report. We do not undertake to revise or update any forward-looking statements.

PART I

Item 1. Business.

(a) General Development of Business

Overview

W. P. Carey & Co. LLC ("W. P. Carey" and, together with its consolidated subsidiaries and predecessors, "we", "us" or "our") provides long-term financing via sale-leaseback and build-to-suit transactions for companies worldwide and manages a global investment portfolio. We invest primarily in commercial properties domestically and internationally that are generally triple-net leased to single corporate tenants, which requires each tenant to pay substantially all of the costs associated with operating and maintaining the property. We also earn revenue as the advisor to publicly-owned, non-listed real estate investment trusts, which are sponsored by us under the Corporate Property Associates brand name (the "CPA® REITs") and invest in similar properties. We are currently the advisor to the following CPA® REITs: Corporate Property Associates 15 Incorporated ("CPA®:15"), Corporate Property Associates 16 – Global Incorporated ("CPA®:16 – Global") and Corporate Property Associates 17 – Global Incorporated ("CPA®:17 – Global"). We were the advisor to Corporate Property Associates 14 Incorporated ("CPA®:14") until its merger with a subsidiary of CPA®:16 – Global on May 2, 2011 (the "CPA®:14/16 Merger"). We are also the advisor to Carey Watermark Investors Incorporated ("CWI" and, together with the CPA® REITs, the "REITs"), which we formed in March 2008 for the purpose of acquiring interests in lodging and lodging-related properties.

Most of our properties were either acquired as a result of our consolidation with certain affiliated Corporate Property Associates limited partnerships or subsequently acquired from other CPA® REIT programs in connection with the provision of liquidity to shareholders of those CPA® REITs, as further described below. Because our advisory agreements with each of the existing REITs require that we use our best efforts to present to them a continuing and suitable program of investment opportunities that meet their investment criteria, we generally provide investment opportunities to these funds first and earn revenues from transaction and asset management services performed on their behalf. Our principal focus on our owned real estate portfolio in recent years has therefore been on enhancing the value of our existing properties.

We were formed as a limited liability company under the laws of Delaware on July 15, 1996. We commenced operations on January 1, 1998 by combining the limited partnership interests of nine CPA® partnerships, at which time we became listed on the New York Stock Exchange under the symbol "WPC." As a limited liability company, we are not subject to federal income taxation as long as we satisfy certain requirements relating to our operations and pass through any tax liabilities or benefits to our shareholders; however, certain of our subsidiaries are engaged in investment management operations and are subject to United States ("U.S.") federal, state and local income taxes, and some of our subsidiaries may also be subject to foreign taxes.

Our principal executive offices are located at 50 Rockefeller Plaza, New York, NY 10020, and our telephone number is (212) 492-1100. At December 31, 2011, we employed 212 individuals through our wholly-owned subsidiaries.

Primary Business Segments

Investment Management — We structure and negotiate investments and debt placement transactions for the REITs, for which we earn structuring revenue, and manage their portfolios of real estate investments, for which we may earn asset-based management and performance revenue. Depending on the arrangement with each REIT, we earn asset-based management revenue based on the value of their real estate-related and lodging-related assets under management. We also receive performance revenue from CPA®:15 and, before the CPA®:14/16 Merger, from CPA®:14 and CPA®:16 – Global. As funds available to the REITs are invested, the asset base from which we earn revenue increases. In addition, we also receive a percentage of distributions of available cash from the operating partnerships of CPA®:17 – Global and CWI, as well as from the operating partnership of CPA®:16 – Global after the CPA®:14/16 Merger. We may also earn incentive and disposition revenue and receive other compensation in connection with providing liquidity alternatives to the REIT shareholders.

Real Estate Ownership — We own and invest in commercial properties in the U.S. and the European Union that are then leased to companies, primarily on a triple-net lease basis. We may also invest in other properties if opportunities arise. Effective as of January 1, 2011, we include our equity investments in the REITs in our Real Estate Ownership segment. The equity income or loss from the REITs that is now included in our Real Estate Ownership segment represents our proportionate share of the revenue less expenses of the net-leased properties held by the REITs. This treatment is consistent with that of our directly-owned properties.

Significant Developments During 2012

Proposed Merger — In its initial offering documents, CPA®:15 stated its intention to consider liquidity events for investors generally commencing eight years following the investment of substantially all of the net proceeds from its public offerings, which occurred in 2004. As a result, during the second quarter of 2011, we began actively considering liquidity alternatives on behalf of CPA®:15 as its advisor and have discussed with its board of directors a number of those alternatives. The board of directors of CPA®:15 formed a special committee of independent directors to explore possible liquidity transactions, including transactions proposed by us, and the CPA®:15 special committee has retained legal and financial advisors to assist the committee in its review.

On February 17, 2012, we and CPA®:15 entered into a definitive agreement pursuant to which CPA®:15 will merge with and into one of our subsidiaries for a combination of cash and shares of our common stock as described below (the "Proposed Merger"). In connection with the Proposed Merger, we plan to file a registration statement with the SEC regarding the shares of our common stock to be issued to shareholders of CPA®:15 in the Proposed Merger. Special meetings will be scheduled to obtain the approval of CPA®:15's shareholders of the Proposed Merger and the approval of our shareholders of the Proposed Merger and the Proposed REIT Reorganization described below. The closing of the Proposed Merger is also subject to customary closing conditions. If the Proposed Merger is approved and the other closing conditions are met, we currently expect that the closing will occur by the third quarter of 2012, although there can be no assurance of such timing.

At December 31, 2011, CPA®:15's portfolio was comprised of full or partial ownership in 315 properties, substantially all of which were triple-net leased with an average remaining life of 10.4 years and an estimated annual contractual minimum base rent of $223.0 million (on a pro rata basis). We expect to assume the related property debt comprised of 74 fixed-rate and seven variable-rate non-recourse mortgage loans with an aggregate fair value of $1.2 billion and a weighted-average annual interest rate of 5.7% at December 31, 2011 (on a pro rata basis). During 2011, we earned $26.0 million in fees from CPA®:15 and recognized $3.4 million in equity earnings based on our ownership of shares in CPA®:15.

We have also obtained a commitment for a $175.0 million term loan as part of our credit facility in order to pay for the cash portion of the consideration in the Proposed Merger. Our commitment expires on the earlier of the termination or closing of the Proposed Merger or September 30, 2012. The commitment letters are subject to a number of closing conditions, including the lenders' satisfactory completion of due diligence and determination that no material adverse change has occurred, and there can be no assurance that we will be able to obtain the term loan on acceptable terms or at all.

In the Proposed Merger, CPA®:15 shareholders will be entitled to receive a $1.25 in cash and 0.2326 shares of our common stock for each share of CPA®:15 common stock owned, which equated to $11.73 per share of CPA®:15 common stock based on our $45.07 per share closing price as of February 17, 2012, the date that the merger agreement was signed. The estimated total Proposed Merger consideration includes cash of approximately $151.8 million and the issuance of approximately 28,241,000 of our shares, based on the total shares of CPA®:15 outstanding of 131,566,206, of which 10,153,074 shares were owned by us, on February 17, 2012. As a condition of the Proposed Merger, we have agreed to waive our subordinated disposition and termination fees.

If the Proposed Merger is approved, immediately prior to merging, we plan to reorganize as a real estate investment trust (the "Proposed REIT Reorganization"). The Proposed REIT Reorganization is an internal reorganization of our corporate structure into a real estate investment trust to hold substantially all of our real estate assets attributable to our Real Estate Ownership segment while the activities conducted by our Investment Management segment subsidiaries will be organized under taxable real estate investment trust subsidiaries. This Proposed REIT Reorganization is expected to be tax-free for U.S. Federal purposes, except for the cash consideration.

Changes in Management — On January 2, 2012, our founder and Chairman, Wm. Polk Carey, passed away. Following the passing of Mr. Carey, on January 4, 2012, the Board of Directors elected Benjamin H. Griswold, IV as Non-Executive Chairman of the Board. Mr. Griswold has been a director since 2006 and served as Lead Director from 2010. He also serves as Chairman of the Compensation Committee of our Board of Directors (the "Compensation Committee").

Significant Developments During 2011

Acquisition Activity — During 2011, we structured investments on behalf of the REITs totaling approximately $1.2 billion. International investments comprised 54% (on a pro rata basis) of these investments. Amounts are based on the exchange rate of the foreign currency at the date of acquisition, as applicable.

Investor Capital Inflows — We raised more than $582.5 million on behalf of CPA®:17 – Global during 2011. Of this total, we raised $163.8 million under CPA®:17 – Global's initial public offering and $418.7 million under CPA®:17 – Global's follow-on offering, as described below. Since beginning fundraising for CPA®:17 – Global in December 2007 through December 31, 2011, we have raised more than $1.9 billion on its behalf. CPA®:17 – Global's initial public offering was terminated in April 2011 when a registration statement for a continuous public offering of up to an additional $1.0 billion of common stock, which we refer to as the follow-on offering, was declared effective by the SEC on April 7, 2011.

We also raised $47.1 million on behalf of CWI from the beginning of its offering in September 2010 through December 31, 2011.

Credit Facility — In December 2011, we entered into a $450.0 million unsecured revolving credit facility to replace our then-existing $250.0 million unsecured line of credit and $30.0 million secured line of credit, which were both due to expire in June 2012. At our election, the principal amount available under the new line of credit may be increased by up to an additional $125.0 million, subject to the conditions provided in the credit agreement. The new credit facility matures in December 2014 but may be extended for one year at our option, subject to the conditions provided in the credit agreement. The outstanding amounts under our existing credit facilities aggregated $233.2 million at the time, which we rolled over to the new facility.

Financing Activity — During 2011, we obtained mortgage financing totaling $576.0 million on behalf of the CPA® REITs and $69.8 million for our owned real estate portfolio, consisting of financing for new transactions and on unencumbered properties and refinancing of maturing debt. These mortgage financings had a weighted-average annual interest rate of approximately 4.5%. Amounts are based on the exchange rate of the foreign currency at the date of financing and the weighted average interest rate on unhedged variable-rate loans is based on the rate on the date of financing, as applicable.

CPA®:14/16 Merger — In the CPA®:14/16 Merger, CPA®:14 shareholders were entitled to receive $11.50 per share, which was equal to the estimated net asset value per share ("NAV") of CPA®:14 as of September 30, 2010. For each share of CPA®:14 stock owned, each CPA®:14 shareholder received a $1.00 per share special cash dividend and a choice of either (i) $10.50 in cash or (ii) 1.1932 shares of CPA®:16 – Global. The merger consideration of $954.5 million was paid by CPA®:16 – Global, including payment of $444.0 million to liquidating shareholders and issuing 57,365,145 shares of common stock with a fair value of $510.5 million on the date of closing to shareholders of CPA®:14 in exchange for 48,076,723 shares of CPA®:14 common stock. The $1.00 per share special cash distribution, totaling $90.4 million in the aggregate, was funded from the proceeds of the CPA®:14 Asset Sales described below. In connection with the CPA®:14/16 Merger, we agreed to purchase a sufficient number of shares of CPA®:16 – Global common stock from CPA®:16 – Global to enable it to pay the merger consideration if the cash on hand and available to CPA®:14 and CPA®:16 – Global, including the proceeds of the CPA®:14 Asset Sales and a new $320.0 million senior credit facility of CPA®:16 – Global, were not sufficient. Accordingly, we purchased 13,750,000 shares of CPA®:16 – Global on May 2, 2011 for $121.0 million, which we funded, along with other obligations, with cash on hand and $121.4 million drawn on our then-existing unsecured line of credit.

In connection with the CPA®:14/16 Merger, on May 2, 2011, we purchased the remaining interests in three ventures from CPA®:14, in which we already had a partial ownership interest, for an aggregate purchase price of $31.8 million, plus the assumption of $87.6 million of indebtedness. The purchase price was based on the appraised values of the ventures' underlying properties and debt. In connection with the purchase, we recorded a gain of $27.9 million, which represents the difference between our respective carrying values and the fair values of our previously held interests in these ventures. Together with the three properties sold by CPA®:14 to CPA®:17 – Global on that date, as well as certain other properties sold to third parties in anticipation of the CPA®:14/16 Merger, these sales are referred to herein as the "CPA®:14 Asset Sales."

Upon consummation of the CPA®:14/16 Merger, we earned revenues of $31.2 million in connection with the termination of the advisory agreement with CPA®:14 and $21.3 million of subordinated disposition revenues. We elected to receive our termination revenue in 2,717,138 shares of CPA®:14, which were exchanged into 3,242,089 shares of CPA®:16 – Global in the CPA®:14/16 Merger. In addition, we received $11.1 million in cash as a result of the $1.00 per share special cash distribution paid by CPA®:14 to its shareholders. Upon closing of the CPA®:14/16 Merger, we received 13,260,091 million shares of common stock of CPA®:16 – Global in respect of our shares of CPA®:14.

Carey Asset Management Corp. ("CAM"), our subsidiary that acts as the advisor to the CPA® REITs, waived any acquisition fees payable by CPA®:16 – Global under its advisory agreement with CAM in respect of the properties acquired in the CPA®:14/16 Merger and also waived any disposition fees that may subsequently be payable by CPA®:16 – Global upon a sale of such assets. As the advisor to CPA®:14, CAM earned acquisition fees related to those properties acquired by CPA®:14 and disposition fees on those properties upon the liquidation of CPA®:14 and, as a result, CAM and CPA®:16 – Global agreed that CAM should not receive fees upon the acquisition or disposition of the same properties by CPA®:16 – Global.

CPA®:16 – Global UPREIT Reorganization — Immediately following the CPA®:14/16 Merger on May 2, 2011, CPA®:16 – Global completed an internal reorganization whereby CPA®:16 – Global formed an umbrella partnership real estate investment trust, or UPREIT, which was approved by CPA®:16 – Global shareholders in connection with the CPA®:14/16 Merger. In connection with the formation of the UPREIT, CPA®:16 – Global contributed substantially all of its assets and liabilities to an operating partnership in exchange for a managing member interest and units of membership interest in that operating partnership, which together represent a 99.985% capital interest of the "Managing Member" (representing the CPA®:16 – Global shareholders' interest). Through our subsidiary, Carey REIT III, Inc. (the "Special General Partner" or "Carey REIT III"), we acquired a special membership interest ("Special Member Interest") of 0.015% in CPA®:16 – Global's operating partnership for $0.3 million, entitling us to receive certain profit allocations and distributions of cash (Note 3).

As consideration for the Special Member Interest, we amended our advisory agreement with CPA®:16 – Global to give effect to this UPREIT reorganization and to reflect a revised fee structure whereby (i) our asset management fees are prospectively reduced to 0.5% from 1.0% of the asset value of a property under management, (ii) the former 15% subordinated incentive fee and termination fees have been eliminated and replaced by (iii) a 10% Special General Partner Available Cash Distribution, as described in Note 3 to the consolidated financial statements, and (iv) the 15% Final Distribution, as described in Note 3 to the consolidated financial statements. The sum of the new 0.5% asset management fee and the Available Cash Distribution is expected to be lower than the original 1.0% asset management fee; accordingly, the Available Cash Distribution is contractually limited to 0.5% of the value of CPA®:16 – Global's assets under management. However, the amount of after-tax cash we receive pursuant to this revised structure is anticipated to be greater than the amount we received under the previous arrangement. The fee structure related to initial acquisition fees, subordinated acquisition fees and subordinated disposition fees for CPA®:16 – Global remains unchanged.

Impairment Charges — During 2011, we recorded impairment charges on our owned portfolio totaling $10.7 million (Note 10). We currently estimate that the CPA® REITs will record impairment charges aggregating approximately $61.7 million for 2011, of which our proportionate share is approximately $7.8 million (Note 6). Our cash distributions from the CPA® REITs are not affected by the impairment charges recognized by them.

(b) Financial Information About Segments

Refer to Note 17 in the accompanying consolidated financial statements for financial information about segments.

(c) Narrative Description of Business

Business Objectives and Strategy

We have two primary business segments, Investment Management and Real Estate Ownership. These segments are each described below. Our objective is to increase shareholder value and earnings through expansion of our investment management operations and prudent management of our owned real estate assets.

Investment Management

We earn revenue as the advisor to the REITs. Under the advisory agreements with the REITs, we perform various services, including but not limited to the day-to-day management of the REITs and transaction-related services. The advisory agreements allow us to elect to receive stock for any revenue due from a REIT.

Because of limitations on the amount of non-real estate-related income that may be earned by a limited liability company that is taxed as a publicly traded partnership, our investment management operations are currently conducted primarily through taxable subsidiaries.

From time to time, we explore alternatives for expanding our investment management operations beyond advising the REITs. Any such expansion could involve the purchase of properties or other investments as principal, either for our owned portfolio or with the intention of transferring such investments to a newly-created fund, as well as the sponsorship of one or more funds to make investments other than primarily net lease investments.

Asset Management Revenue

We earn asset management revenue from each REIT, which is based on average invested assets and is calculated according to the advisory agreement for each REIT. For CPA®:16 – Global prior to the CPA®:14/16 Merger and for CPA®:15, this revenue generally totals 1% per annum, with a portion of this revenue, or 0.5%, contingent upon the achievement of specific performance criteria. For CPA®:16 – Global subsequent to the CPA®:14/16 Merger, we earn asset management revenue of 0.5% of average invested assets. For CPA®:17 – Global, we earn asset management revenue ranging from 0.5% of average market value for long-term net leases and certain other types of real estate investments up to 1.75% of average equity value for certain types of securities. For CWI, we earn asset management revenue of 0.5% of the average market value of lodging-related investments. We do not earn performance revenue from CPA®:17 – Global, CWI and, subsequent to the CPA®:14/16 Merger, from CPA®:16 – Global, but we receive up to 10% of distributions of available cash, as defined in the respective advisory agreements, from their operating partnership. We seek to increase our asset management revenue and performance revenue by increasing real estate-related assets under management, both as the REITs make new investments and from organizing new investment entities. Such revenue may also increase, or decrease, based on changes in the appraised value of the real estate assets of the individual REITs. Assets under management, and the resulting revenue earned by us, may also decrease if investments are disposed of, either individually or in connection with the liquidation of a REIT.

Structuring Revenue

Under the terms of the advisory agreements, we earn revenue in connection with structuring and negotiating investments and related financing for the REITs, which we call acquisition revenue. We may receive acquisition revenue of up to an average of 4.5% of the total cost of all investments made by each CPA® REIT. A portion of this revenue (generally 2.5%) is paid when the transaction is completed, while the remainder (generally 2%) is payable in annual installments ranging from three to eight years, provided the relevant CPA® REIT meets its performance criterion. Unpaid installments bear interest at annual rates ranging from 5% to 7%. For certain types of non-long term net lease investments acquired on behalf of CPA®:17 – Global, initial acquisition revenue may range from 0% to 1.75% of the equity invested plus the related acquisition revenue, with no deferred acquisition revenue being earned. For CWI, we earn initial acquisition revenue of 2.5% of the total investment cost of the properties acquired and loans originated by us not to exceed 6% of the aggregate contract purchase price of all investments and loans with no deferred acquisition revenue being earned. We may also be entitled, subject to the REIT board approval, to fees for structuring loan refinancing of up to 1% of the principal amount. This loan refinancing revenue, together with the acquisition revenue, is referred to as structuring revenue.

Other Revenue

We may also earn revenue related to the disposition of properties, subject to subordination provisions, which will only be recognized as the relevant conditions are met. Such revenue may include subordinated disposition revenue of no more than 3% of the value of any assets sold, payable only after shareholders have received back their initial investment plus a specified preferred return, and subordinated incentive revenue of 15% of the net cash proceeds distributable to shareholders from the disposition of properties, after recoupment by shareholders of their initial investment plus a specified preferred return. If the Proposed Merger is consummated, we have agreed to waive certain fees to which we were formerly entitled including those related to the termination of the advisory agreement for CPA®:15 based on the amount by which the fair value of its properties, less indebtedness, exceeds investors' capital plus a specified preferred return. In connection with the termination of the advisory agreement for CPA®:14 during 2011, we received a termination payment of $31.2 million. CPA®:17 – Global, CPA®:16 – Global, and CWI, will have the right, but not the obligation, upon certain terminations to repurchase our interests in their respective operating partnerships at fair market value. We will not receive a termination payment in circumstances where we receive subordinated incentive revenue.

We may earn substantial disposition and incentive or termination revenue in connection with providing liquidity to the shareholders of the REITs. In general, we begin evaluating liquidity alternatives for the REIT shareholders about eight years after a REIT has substantially invested the net proceeds received in its initial public offering. These liquidity alternatives may include listing the REITs shares on a national securities exchange, selling the assets of the REIT or merging the affected REIT with another entity, which could include another REIT. However, the timing of liquidity events depends on market conditions and may also depend on other factors, including approval of the proposed course of action by the independent directors, and in some instances the shareholders, of the affected REIT, and may occur well after the eighth anniversary of the date that the net proceeds of an offering have been substantially invested. Because of these factors, the REIT liquidity events have not typically taken place every year. In consequence, given the relatively substantial amounts of disposition revenue, as compared with the ongoing revenue earned from asset management and structuring investments, income from this business segment may be significantly higher in those years where a liquidity event takes place. During 2011, we earned incentive and disposition revenue and received other compensation in connection with providing a liquidity alternative to the CPA®:14 shareholders with the CPA®:14/16 Merger.

The REITs reimburse us for certain costs, primarily broker-dealer commissions paid on their behalf and marketing and personnel costs. The REITs also reimburse us for many of our costs associated with the evaluation of transactions on their behalf that are not completed. These reimbursements may be substantial. These reimbursements, together with asset management revenue payable by a specific REIT, may be subject to deferral or reduction if they exceed a specified percentage of that REITs income or invested assets.

Pursuant to our advisory agreement with CWI, we perform certain services, including managing CWI's offering and its overall business, identification, evaluation, negotiation, purchase and disposition of lodging-related properties and the performance of certain administrative duties. We are currently fundraising for CWI. Unreimbursed costs incurred on behalf of CWI totaled $5.1 million through December 31, 2011. We anticipate being reimbursed for all or a portion of these costs in accordance with the terms of the advisory agreement.

Equity Investments in the REITs

As discussed above, we may elect to receive certain of our revenues from the REITs in shares of those entities. At December 31, 2011, we owned 7.7% of the outstanding shares of CPA®:15, 17.9% of the outstanding shares of CPA®:16 – Global, 0.9% of the outstanding shares of CPA®:17 – Global and 0.5% of the outstanding shares of CWI (Note 6).

Real Estate Ownership

We own and invest in commercial properties in the U.S. and the European Union that are then leased to companies, primarily on a single-tenant, triple-net leased basis. While our acquisition of new properties is constrained by our obligation to provide a continuing and suitable investment program to the REITs, we seek to maximize the value of our existing portfolio through prudent management of our real estate assets, which may involve follow-on transactions, dispositions and favorable lease modifications, as well as refinancing of existing debt. In connection with providing liquidity alternatives to the REIT shareholders, we may acquire additional properties from the liquidating REIT, as we did in 2011 in connection with the CPA®:14/16 Merger. We have also acquired properties and interests in properties through tax-free exchanges and as part of joint ventures with the REITs. We may also, in the future, seek to increase our portfolio by making investments, including non-net lease investments and investments in emerging markets, that may not meet the investment criteria of the REITs, particularly investments that are not current-income oriented. See Our Portfolio below for an analysis of our portfolio at December 31, 2011.

No single tenant at any of our consolidated investments represented more than 10% of our total lease revenues from our real estate ownership during 2011, 2010 or 2009.

The Investment Strategies, Financing Strategies, Asset Management, Competition and Environmental Matters sections described below pertain to both our Investment Management and Real Estate Ownership segments.

Investment Strategies

The following description of our investment process applies to investments we make on behalf of the CPA® REITs. In general, we would expect to follow a similar process in connection with any investments in triple-net lease, single-tenant commercial properties we may make directly, but we are not required to do so.

In analyzing potential investments, we review all aspects of a transaction, including tenant and real estate fundamentals, to determine whether a potential investment and lease can be structured to satisfy the CPA® REITs' investment criteria. In evaluating net lease transactions, we generally consider, among other things, the following aspects of each transaction:

Tenant/Borrower Evaluation — We evaluate each potential tenant or borrower for its creditworthiness, typically considering factors such as management experience, industry position and fundamentals, operating history, and capital structure, as well as other factors that may be relevant to a particular investment. We seek opportunities in which we believe the tenant may have a stable or improving credit profile or credit potential that has not been recognized by the market. In evaluating a possible investment, the creditworthiness of a tenant or borrower often will be a more significant factor than the value of the underlying real estate, particularly if the underlying property is specifically suited to the needs of the tenant; however, in certain circumstances where the real estate is attractively valued, the creditworthiness of the tenant may be a secondary consideration. Whether a prospective tenant or borrower is creditworthy will be determined by our investment department and the investment committee, as described below. Creditworthy does not mean "investment grade."

Properties Important to Tenant/Borrower Operations — We generally will focus on properties that we believe are essential or important to the ongoing operations of the tenant. We believe that these properties provide better protection generally as well as in the event of a bankruptcy, since a tenant/borrower is less likely to risk the loss of a critically important lease or property in a bankruptcy proceeding or otherwise.

Diversification — We attempt to diversify the portfolios of the CPA® REITs to avoid dependence on any one particular tenant, borrower, collateral type, geographic location or tenant/borrower industry. By diversifying these portfolios, we seek to reduce the adverse effect of a single under-performing investment or a downturn in any particular industry or geographic region. While we have not endeavored to maintain any particular standard of diversity in our owned portfolio, we believe that our owned portfolio is reasonably well diversified (see Our Portfolio below).

Lease Terms — Generally, the net leased properties in which the CPA® REITs and we invest will be leased on a full recourse basis to the tenants or their affiliates. In addition, we seek to include a clause in each lease that provides for increases in rent over the term of the lease. These increases are fixed or tied generally to increases in indices such as the Consumer Price Index ("CPI") or other similar index in the jurisdiction in which the property is located, but may contain caps or other limitations, either on an annual or overall basis. Further, in some jurisdictions (notably Germany), these clauses must provide for rent adjustments based on increases or decreases in the relevant index. In the case of retail stores and hotels, the lease may provide for participation in gross revenues of the tenant at the property above a stated level, or percentage rent; however, percentage rent has been insignificant in the recent years. Alternatively, a lease may provide for mandated rental increases on specific dates, and we may adopt other methods in the future.

Collateral Evaluation — We review the physical condition of the property, and conduct a market evaluation to determine the likelihood of replacing the rental stream if the tenant defaults or of a sale of the property in such circumstances. We also generally engage a third party to conduct, or require the seller to conduct, Phase I or similar environmental site assessments (including a visual inspection for the potential presence of asbestos) in an attempt to identify potential environmental liabilities associated with a property prior to its acquisition. If potential environmental liabilities are identified, we generally require that identified environmental issues be resolved by the seller prior to property acquisition or, where such issues cannot be resolved prior to acquisition, require tenants contractually to assume responsibility for resolving identified environmental issues after the acquisition and provide indemnification protections against any potential claims, losses or expenses arising from such matters. Although we generally rely on our own analysis in determining whether to make an investment on behalf of the REITs, each real property to be purchased by them will be appraised by an independent appraiser. The contractual purchase price (plus acquisition fees payable to the advisor, but excluding acquisition expenses, for properties acquired on behalf of the REITs) for a real property we acquire for ourselves or on behalf of a REIT will not exceed its appraised value. The appraisals may take into consideration, among other things, the terms and conditions of the particular lease transaction, the quality of the lessee's credit and the conditions of the credit markets at the time the lease transaction is negotiated. The appraised value may be greater than the construction cost or the replacement cost of a property, and the actual sale price of a property if sold may be greater or less than the appraised value. In cases of special purpose real estate, a property is examined in light of the prospects for the tenant/borrower's enterprise and the financial strength and the role of that asset in the context of the tenant/borrower's overall viability. Operating results of properties and other collateral may be examined to determine whether or not projected income levels are likely to be met. We will also consider factors particular to the laws of foreign countries, in addition to the risks normally associated with real property investments, when considering an investment outside the U.S.

Transaction Provisions to Enhance and Protect Value — We attempt to include provisions in the leases that we believe may help protect an investment from changes in the operating and financial characteristics of a tenant that may affect its ability to satisfy its obligations to the CPA® REIT or reduce the value of the investment. Such provisions include requiring our consent to specified tenant activity, requiring the tenant to provide indemnification protections, and requiring the tenant to satisfy specific operating tests. We may also seek to enhance the likelihood of a tenant's lease obligations being satisfied through a guaranty of obligations from the tenant's corporate parent or other entity or a letter of credit. This credit enhancement, if obtained, provides additional financial security. However, in markets where competition for net lease transactions is strong, some or all of these provisions may be difficult to negotiate. In addition, in some circumstances, tenants may retain the right to repurchase the property leased by the tenant. The option purchase price is generally the greater of the contract purchase price and the fair market value of the property at the time the option is exercised.

Other Equity Enhancements — We may attempt to obtain equity enhancements in connection with transactions. These equity enhancements may involve warrants exercisable at a future time to purchase stock of the tenant or borrower or their parent. If warrants are obtained, and become exercisable, and if the value of the stock subsequently exceeds the exercise price of the warrant, equity enhancements can help achieve the goal of increasing investor returns.

As other opportunities arise, we may also seek to expand the CPA® REIT portfolios to include other types of real estate-related investments, such as:

- equity investments in real properties that are not long-term net leased to a single-tenant and may include partially leased properties, multi-tenanted properties, vacant or undeveloped properties and properties subject to short-term net leases, among others;
- mortgage loans secured by commercial real properties;
- subordinated interests in first mortgage real estate loans, or B Notes;
- mezzanine loans related to commercial real estate, which are senior to the borrower's equity position but subordinated to other third-party financing;
- commercial mortgage-backed securities, or CMBS; and
- equity and debt securities (including preferred equity and other higher-yielding structured debt and equity investments) issued by companies that are engaged in real-estate-related businesses, including other REITs.

To date, our investments on behalf of the CPA® REITs have not included significant amounts of these types of investments.

Investment Committee — We have an investment committee that provides services to the CPA® REITs and may provide services to us. CWI has a separate investment committee. Our investment department, under the oversight of our chief investment officer, is primarily responsible for evaluating, negotiating and structuring potential investment opportunities. Before an investment is made on behalf of a CPA® REIT, the transaction is generally reviewed by the investment committee. The investment committee is not directly involved in originating or negotiating potential investments, but instead functions as a separate and final step in the investment process. We place special emphasis on having experienced individuals serve on our investment committee. We generally will not invest in a transaction on behalf of the CPA® REITs unless it is approved by the investment committee; provided, however, that investments of $10.0 million or less may be approved by either the Chairman of the investment committee or the chief investment officer, up to, in the case of investments other than long-term net leases, a cap of $30.0 million or 5% of the CPA® REIT's estimated net asset value, whichever is greater, provided that such investments may not have a credit rating of less than BBB-. The investment committee retains the authority to identify other categories of transactions that may be entered into without its prior approval. The investment committee may delegate its authority, such as to investment advisory committees with specialized expertise in the particular geographic market, like our Asia advisory committee for potential investments in China. However, we do not currently expect that the investments delegated to these advisory committees will account for a significant portion of the investments we make in the near term.

In addition, the investment committee may at the request of our board of directors or executive committee also review any initial investment in which we propose to engage directly, although it is not required to do so. Our board of directors or executive committee may also determine that certain investments that may not meet the CPA® REITs' investment criteria (particularly transactions in emerging markets and investments that are not current income oriented) may be acceptable to us. For transactions that meet the investment criteria of more than one CPA® REIT, our chief investment officer may allocate the investment to one of the CPA® REITs or among two or more of the CPA® REITs. In cases where two or more CPA® REITs (or one or more CPA® REITs and us) will hold the investment, a majority of the independent directors of each CPA® REIT investing in the property must also approve the transaction.

The following people currently serve on our investment committee:

- *Nathaniel S. Coolidge,* Chairman — Former senior vice president and head of the bond and corporate finance department of John Hancock Mutual Life Insurance (currently known as John Hancock Life Insurance Company). Mr. Coolidge's responsibilities included overseeing its entire portfolio of fixed income investments.
- *Axel K.A. Hansing* — Currently serving as a senior partner at Coller Capital, Ltd., a global leader in the private equity secondary market, and responsible for investment activity in parts of Europe, Turkey and South Africa.
- *Frank J. Hoenemeyer* — Former vice chairman and chief investment officer of the Prudential Insurance Company of America. As chief investment officer, he was responsible for all of Prudential Insurance Company of America's investments including stocks, bonds and real estate.
- *Jean Hoysradt* — Currently serving as the chief investment officer of Mousse Partners Limited, an investment office based in New York.
- *Richard C. Marston* — Currently the James R.F. Guy professor of finance and economics at the Wharton School of the University of Pennsylvania.
- Nick J.M. van Ommen — Former chief executive officer of the European Public Real Estate Association (EPRA), currently serves on the supervisory boards of several companies, including Babis Vovos International Construction SA, a listed real estate company in Greece, Intervest Retail and Intervest Offices, listed real estate companies in Belgium, BUWOG / ESG, a residential leasing and development company in Austria and IMMOFINANZ, a listed real estate company in Austria.
- Dr. Karsten von Köller — Currently chairman of Lone Star Germany GmbH, a U.S. private equity firm ("Lone Star"), Chairman of the Supervisory Boards of Düsseldorfer Hypothekenbank AG, a subsidiary of Lone Star, and MHB Bank AG Vice Chairman of the Supervisory Boards of IKB Deutsche Industriebank AG and Corealcredit Bank AG.

Messrs. Coolidge, Hansing, Marston, van Ommen and von Köller also serve as members of our board of directors.

We are required to use our best efforts to present a continuing and suitable investment program to the REITs but we are not required to present to the REITs any particular investment opportunity, even if it is of a character which, if presented, could be taken by one or more of the REITs.

Self-Storage Investments

In November 2006, we formed a subsidiary, Carey Storage Management LLC ("Carey Storage"), for the purpose of investing in self-storage real estate properties and their related businesses within the U.S. In January 2009, Carey Storage completed a transaction whereby it received cash proceeds, plus a commitment to invest additional equity, from a third party (the "Investor") to fund the purchase of self-storage assets in the future in exchange for an interest of approximately 60% in its self-storage portfolio. During 2010, Carey Storage amended its agreement with the Investor to, among other things; remove a contingent purchase option held by Carey Storage to repurchase the Investor's interest in the venture at fair value. Further information about current Carey Storage activity is described in Part II, Item 8, Note 4. Net Investments in Properties — Operating Real Estate.

Our Portfolio

At December 31, 2011, we owned and managed over 980 properties domestically and internationally, including our owned portfolio. Our portfolio was comprised of our full or partial ownership interest in 157 properties, substantially all of which were triple-net leased to 73 tenants, and totaled approximately 13 million square feet (on a pro rata basis) with an occupancy rate of approximately 93%. In addition, through our Carey Storage and Livho, Inc. ("Livho") subsidiaries, we had interests in 21 self-storage properties and a hotel property, respectively, with an aggregate of approximately 0.8 million square feet (on a pro rata basis) at December 31, 2011. Our net lease portfolio has the following property and lease characteristics:

Geographic Diversification

Information regarding the geographic diversification of our properties at December 31, 2011 is set forth below (dollars in thousands):

	Consolidated Investments		Equity Investments in Real Estate	
Region	Annualized Contractual Minimum Base Rent (a)	% of Annualized Contractual Minimum Base Rent	Annualized Contractual Minimum Base Rent (b)	% of Annualized Contractual Minimum Base Rent
United States				
South	$ 33,031	48%	$ 150	1%
West	18,979	27	3,590	15
East	5,709	8	6,744	28
Midwest	4,776	7	909	4
Total U.S.	62,495	90	11,393	48
International				
Europe (c)	7,121	10	12,379	52
Total	$ 69,616	100%	$ 23,772	100%

(a) Reflects annualized contractual minimum base rent for the fourth quarter of 2011.
(b) Reflects our pro rata share of annualized contractual minimum base rent for the fourth quarter of 2011 from equity investments in real estate.
(c) Represents investments in France, Germany, Poland and Spain.

Property Diversification

Information regarding our property diversification at December 31, 2011 is set forth below (dollars in thousands):

	Consolidated Investments		Equity Investments in Real Estate	
Property Type	Annualized Contractual Minimum Base Rent (a)	% of Annualized Contractual Minimum Base Rent	Annualized Contractual Minimum Base Rent (b)	% of Annualized Contractual Minimum Base Rent
Office	$ 30,773	44%	$ 8,579	36%
Industrial	21,078	30	4,448	19
Warehouse/Distribution	11,242	16	7,475	31
Retail	5,412	8	—	—
Other Properties (c)	1,111	2	3,270	14
Total	$ 69,616	100%	$ 23,772	100%

(a) Reflects annualized contractual minimum base rent for the fourth quarter of 2011.
(b) Reflects our pro rata share of annualized contractual minimum base rent for the fourth quarter of 2011 from equity investments in real estate.
(c) Other properties include education and childcare, healthcare, land and leisure properties.

Tenant Diversification

Information regarding our tenant diversification at December 31, 2011 is set forth below (dollars in thousands):

	Consolidated Investments		Equity Investments in Real Estate	
Tenant Industry [(a)]	Annualized Contractual Minimum Base Rent [(b)]	% of Annualized Contractual Minimum Base Rent	Annualized Contractual Minimum Base Rent [(c)]	% of Annualized Contractual Minimum Base Rent
Business and Commercial Services	$ 13,378	19%	$ 791	3%
Transportation—Cargo	7,535	11	—	—
Retail Stores	6,435	9	7,419	31
Telecommunications	5,830	8	—	—
Beverages, Food, and Tobacco	5,026	7	—	—
Aerospace and Defense	4,931	7	—	—
Banking	3,862	6	—	—
Forest Products and Paper	3,772	6	—	—
Electronics	3,055	4	1,374	6
Media: Printing and Publishing	2,580	4	4,423	19
Grocery	2,408	4	—	—
Healthcare, Education and Childcare	2,358	3	3,269	14
Consumer Goods	2,161	3	—	—
Chemicals, Plastics, Rubber, and Glass	1,179	2	—	—
Leisure, Amusement, Entertainment	952	1	—	—
Construction and Building	878	1	—	—
Textiles, Leather, and Apparel	872	1	—	—
Federal, State and Local Government	698	1	—	—
Mining, Metals, and Primary Metal Industries	265	1	948	4
Transportation—Personal	207	—	3,297	14
Machinery	179	—	2,251	9
Other [(d)]	1,055	2	—	—
	$ 69,616	100%	$ 23,772	100%

(a) Based on the Moody's Investors Service, Inc.'s classification system and information provided by the tenant.
(b) Reflects annualized contractual minimum base rent for the fourth quarter of 2011.
(c) Reflects our pro rata share of annualized contractual minimum base rent for the fourth quarter of 2011 from equity investments in real estate.
(d) Includes revenue from tenants in our consolidated investments in the following industries: automobile, and hotels and gaming.

Lease Expirations

At December 31, 2011, lease expirations of our properties are as follows (dollars in thousands):

	Consolidated Investments		Equity Investments in Real Estate	
Year of Lease Expiration	Annualized Contractual Minimum Base Rent (a)	% of Annualized Contractual Minimum Base Rent	Annualized Contractual Minimum Base Rent (b)	% of Annualized Contractual Minimum Base Rent
2012	$ 8,862	13%	$ —	— %
2013	4,346	6	—	—
2014	8,518	12	3,297	14
2015	6,681	10	6,418	27
2016	5,072	7	1,561	7
2017	6,435	9	—	—
2018	4,626	7	—	—
2019	14,451	21	—	—
2020—2030	10,625	15	12,496	52
Total	$ 69,616	100%	$ 23,772	100%

(a) Reflects annualized contractual minimum base rent for the fourth quarter of 2011.

(b) Reflects our pro rata share of annualized contractual minimum base rent for the fourth quarter of 2011 from equity investments in real estate.

Financing Strategies

Consistent with our investment policies, we use leverage when available on terms we believe are favorable. Substantially all of our mortgage loans, as well as those of the REITs, are non-recourse and bear interest at fixed rates, or have been converted to fixed rates through interest rate caps or swap agreements. We may refinance properties or defease a loan when a decline in interest rates makes it profitable to prepay an existing mortgage loan, when an existing mortgage loan matures or if an attractive investment becomes available and the proceeds from the refinancing can be used to purchase such investment. The benefits of the refinancing may include an increased cash flow resulting from reduced debt service requirements, an increase in distributions from proceeds of the refinancing, if any, and/or an increase in property ownership if some refinancing proceeds are reinvested in real estate. We may be required to pay a yield maintenance premium to the lender in order to pay off a loan prior to its maturity.

A lender of non-recourse mortgage debt generally has recourse only to the property collateralizing such debt and not to any of our other assets, while full recourse financing would give a lender recourse to all of our assets. The use of non-recourse debt, therefore, helps us to limit the exposure of all of our assets to the equity related to a single investment. Lenders may, however, have recourse to our other assets in limited circumstances not related to the repayment of the indebtedness, such as under an environmental indemnity or in the case of fraud.

We also have an unsecured line of credit that can be used in connection with refinancing existing debt and making new investments, as well as to meet other working capital needs. Our line of credit is discussed in detail in the Cash Resources section of Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition.

Some of our financing may require us to make a lump-sum or "balloon" payment at maturity. We are actively seeking to refinance loans that mature within the next several years but believe we have sufficient financing alternatives and/or cash resources to make these payments, if necessary. At December 31, 2011, scheduled balloon payments for the next five years were as follows (in thousands):

2012	$ 28,260
2013	—
2014 (a) (b)	236,960
2015 (c)	40,182
2016 (a) (c)	51,369

(a) Excludes our pro rata share of scheduled balloon payments of equity investments in real estate totaling $49.1 million in 2014 and $6.1 million in 2016.

(b) Includes amounts that will be due upon maturity of our new unsecured $450.0 million revolving line of credit, which is scheduled to occur in December 2014, unless extended pursuant to its terms. At December 31, 2011, we had drawn $233.2 million from this line of credit.
(c) Inclusive of amounts attributable to noncontrolling interests of $0.2 million in 2015 and $5.2 million in 2016.

Asset Management

We believe that effective management of our assets is essential to maintain and enhance property values. Important aspects of asset management include restructuring transactions to meet the evolving needs of current tenants, re-leasing properties, refinancing debt, selling properties and knowledge of the bankruptcy process.

We monitor, on an ongoing basis, compliance by tenants with their lease obligations and other factors that could affect the financial performance of any of our properties. Monitoring involves receiving assurances that each tenant has paid real estate taxes, assessments and other expenses relating to the properties it occupies and confirming that appropriate insurance coverage is being maintained by the tenant. For international compliance, we often rely on third-party asset managers. We review financial statements of tenants and undertake regular physical inspections of the condition and maintenance of properties. Additionally, we periodically analyze each tenant's financial condition, the industry in which each tenant operates and each tenant's relative strength in its industry.

Competition

In our Investment Management segment, we face active competition in raising funds for investment by the REITs, from other funds with similar investment objectives that seek to raise funds from investors through publicly registered, non-traded funds, publicly-traded funds and private funds, such as hedge funds. In addition, we face broad competition from other forms of investment. Currently, we raise substantially all of our funds for investment in the REITs within the U.S.; however, in the future we may seek to raise funds for investment from outside the U.S.

We face active competition in both our Investment Management segment and our Real Estate Ownership segment from many sources for investment opportunities in commercial properties net leased to major corporations both domestically and internationally. In general, we believe that our management's experience in real estate, credit underwriting and transaction structuring should allow us to compete effectively for commercial properties. However, competitors may be willing to accept rates of return, lease terms, other transaction terms or levels of risk that we may find unacceptable.

Environmental Matters

We and the REITs have invested, and expect to continue to invest, in properties currently or historically used as industrial, manufacturing and commercial properties. Under various federal, state and local environmental laws and regulations, current and former owners and operators of property may have liability for the cost of investigating, cleaning-up or disposing of hazardous materials released at, on, under, in or from the property. These laws typically impose responsibility and liability without regard to whether the owner or operator knew of or was responsible for the presence of hazardous materials or contamination, and liability under these laws is often joint and several. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous materials. As part of our efforts to mitigate these risks, we typically engage third parties to perform assessments of potential environmental risks when evaluating a new acquisition of property and we frequently obtain contractual protection (indemnities, cash reserves, letters of credit or other instruments) from property sellers, tenants, a tenant's parent company or another third party to address known or potential environmental issues.

(d) Financial Information About Geographic Areas

See Our Portfolio above and Note 17 of the consolidated financial statements for financial data pertaining to our geographic operations.

(e) Available Information

All filings we make with the SEC, including our Annual Report on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K, and any amendments to those reports, are available for free on our website, www.wpcarey.com, as soon as reasonably practicable after they are filed or furnished to the SEC. Our SEC filings are available to be read or copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our filings can also be obtained for free on the SEC's Internet site at http://www.sec.gov. We are providing our website address solely for the information of investors. We do not intend our website to be an active link or to otherwise incorporate the information contained on our website into this report or other filings with the SEC. We will supply to any shareholder, upon written request and without charge, a copy of this Annual Report on Form 10-K for the year ended December 31, 2011 as filed with the SEC. Generally, we also post the dates of our upcoming scheduled financial press releases, telephonic investor calls and investor presentations on the Investor Relations portion of our website at least ten days prior to the event. Our investor calls are open to the public and remain available on our website for at least two weeks thereafter.

Item 1A. Risk Factors.

Our business, results of operations, financial condition and ability to pay distributions at the current rate could be materially adversely affected by various risks and uncertainties, including the conditions below. These risk factors may have affected, and in the future could affect, our actual operating and financial results and could cause such results to differ materially from those in any forward-looking statements. You should not consider this list exhaustive. New risk factors emerge periodically, and we cannot assure you that the factors described below list all material risks to us at any later time.

The recent financial and economic crisis adversely affected our business, and the continued uncertainty in the global economic environment may adversely affect our business in the future.

We and our managed funds are impacted by macro-economic environmental factors, the capital markets, and general conditions in the commercial real estate market, both in the U.S. and globally. During 2011 we saw slow improvement in the U.S. economy following the significant distress experienced in 2008 and 2009. Toward the end of 2011, however, there was an increase in international economic uncertainty as a result of the sovereign debt crisis and a deterioration of economic fundamentals in Europe. To date, these crises have had a limited impact on our business, primarily in that a number of tenants, particularly in the portfolios of the CPA® REITs, have experienced increased levels of financial distress, with several having filed for bankruptcy protection, although our experience in 2011 reflected an improvement from 2009 and 2010. Currently, conditions in the U.S. appear to have stabilized, while the situation in Europe remains uncertain.

If the economic situation worsens, we could in the future experience a number of additional effects on our business, including higher levels of default in the payment of rent by our tenants, additional bankruptcies and impairments in the value of our property investments, as well as difficulties in financing transactions and refinancing existing loans as they come due. Any of these conditions may negatively affect our earnings, as well as our cash flow and, consequently, our ability to sustain the payment of dividends at current levels.

Our managed funds may also be adversely affected by these conditions, and their earnings or cash flow may also be adversely affected by other events, such as increases in the value of the U.S. Dollar relative to other currencies in which they receive rent, as well as the need to expend cash to fund increased redemptions. Additionally, the ability of CPA®:17 – Global and CWI to make new investments will be affected by the availability of financing as well as their ability to raise new funds. Decreases in the value of the assets held by the REITs will adversely affect the asset management revenues payable to us, as well as the value of the stock we hold in the REITs, and decreases in these funds' earnings or ability to pay distributions may also affect their ability to make the payments due to us, as well as our income and cash flow from the REIT distribution payments.

Earnings from our investment management operations are subject to volatility.

Growth in revenue from our investment management operations is dependent in large part on future capital raising in existing or future managed entities, as well as on our ability to make investments that meet the investment criteria of these entities, both of which are subject to uncertainty with respect to capital market and real estate market conditions. This uncertainty creates volatility in our earnings because of the resulting fluctuation in transaction-based revenue. Asset management revenue may be affected by factors that include not only our ability to increase the REITs' portfolio of properties under management, but also changes in valuation of those properties, as well as sales of the REIT properties. In addition, revenue from our investment management operations, including our ability to earn performance revenue, as well as the value of our holdings of the REIT interests and dividend income from those interests, may be significantly affected by the results of operations of the REITs, in particular, those of CPA®:15 and CPA®:16 – Global, since at December 31, 2011 we owned 7.7% and 17.9% of their outstanding shares, respectively. Each of the CPA® REITs has invested substantially all of its assets (other than short-term investments) in triple-net leased properties substantially similar to those we hold, and consequently the results of operations of, and cash available for distribution by, each of the CPA® REITs, is likely to be substantially affected by the same market conditions, and subject to the same risk factors, as the properties we own. Four of the sixteen CPA® funds temporarily reduced the rate of distributions to their investors as a result of adverse developments involving tenants.

Each of the REITs we currently manage may incur significant debt, which either due to liquidity problems or restrictive covenants contained in their borrowing agreements, could restrict their ability to pay revenue owed to us when due. In addition, the revenue payable under each of our current investment advisory agreements is subject to a variable annual cap based on a formula tied to the assets and income of that REIT. This cap may limit the growth of our management revenue. Furthermore, our ability to earn revenue related to the disposition of properties is primarily tied to providing liquidity events for the REIT investors. Our ability to provide that liquidity, and to do so under circumstances that will satisfy the applicable subordination requirements noted above in Item 1, Business — Other Revenue, will depend on market conditions at the relevant time, which may vary considerably over a period of years. In any case, liquidity events typically occur several years apart, and income from our investment management operations is likely to be significantly higher in those years in which such events occur.

The revenue streams from the investment advisory agreements with the REITs are subject to limitation or cancellation.

The agreements under which we provide investment advisory services are renewable annually in September and may generally be terminated by each REIT upon 60 days' notice, with or without cause, and while the agreement with CWI was renewed for an additional one-year term in September 2011, the agreements that are currently in effect with each of CPA®:15, CPA®:16 – Global and CPA®:17 – Global were renewed for two three-month terms and are currently scheduled to expire on March 31, 2012 unless otherwise renewed. There can be no assurance that these agreements will not expire or be terminated. If the Proposed Merger is consummated, we have agreed to waive fees to which we were formerly entitled including termination revenue from CPA®:15 equal to 15% of the amount by which the net fair value of CPA®:15's assets exceeds the remaining amount necessary to provide investors with total distributions equal to their investment plus a preferred return. CPA®:17 – Global, CPA®:16 – Global and CWI have the right, but not the obligation, upon certain terminations to repurchase our interests in their operating partnerships at fair market value. If such right is not exercised, we would remain as a limited partner of the operating partnerships. Nonetheless, any such termination could have a material adverse effect on our business, results of operations and financial condition.

Changes in investor preferences or market conditions could limit our ability to raise funds or make new investments.

Substantially all of our and the CPA® REITs' current investments, as well as the majority of the investments we expect to originate for the CPA® REITs in the near term, are investments in single-tenant commercial properties that are subject to triple-net leases. In addition, we have relied predominantly on raising funds from individual investors through the sale by participating selected dealers to their customers of publicly-registered, non-traded securities of the REITs. Although we have increased the number of broker-dealers we use for fundraising, historically the majority of our fundraising efforts have been through one major selected dealer. If, as a result of changes in market receptivity to investments that are not readily liquid and involve high selected dealer fees, or for other reasons, this capital raising method were to become less available as a source of capital, our ability to raise funds for the REIT programs, and consequently our ability to make investments on their behalf, could be adversely affected. While we are not limited to this particular method of raising funds for investment (and, among other things, the REITs may themselves be able to borrow additional funds to invest), our experience with other means of raising capital is limited. Also, many factors, including changes in tax laws or accounting rules, may make these types of investments less attractive to potential sellers and lessees, which could negatively affect our ability to increase the amount of assets of this type under management.

We face active competition.

In raising funds for investment by the REITs, we face competition from other funds with similar investment objectives that seek to raise funds from investors through publicly registered, non-traded funds, publicly-traded funds and private funds. This competition could adversely affect our ability to make acquisitions and to raise funds for future investments, which in turn could ultimately reduce, or limit the growth of, revenues from our investment management operations.

We face active competition for our investments from many sources, including insurance companies, credit companies, pension funds, private individuals, financial institutions, finance companies and investment companies, among others. These institutions may accept greater risk or lower returns, allowing them to offer more attractive terms to prospective tenants. In addition, our evaluation of the acceptability of rates of return on behalf of the REITs is affected by such factors as the cost of raising capital, the amount of revenue we can earn and the performance hurdle rates of the relevant REITs. Thus, the effect of the cost of raising capital and the revenue we can earn may be to limit the amount of new investments we make on behalf of the REITs, which will in turn limit the growth of revenues from our investment management operations.

A substantial amount of our leases will expire within the next three years, and we may have difficulty in re-leasing or selling our properties if tenants do not renew their leases.

Within the next three years, approximately 31% of our leases, based on annualized contractual minimum base rent, are due to expire, including 13% in the next 12 months. If these leases are not renewed, or if the properties cannot be re-leased on terms that yield payments comparable to those currently being received, then our lease revenues could be substantially adversely affected. The terms of any new or renewed leases of these properties may depend on market conditions prevailing at the time of lease expiration. In addition, if properties are vacated by the current tenants, we may incur substantial costs in attempting to re-lease such properties. We may also seek to sell these properties, in which event we may incur losses, depending upon market conditions prevailing at the time of sale.

Real estate investments generally lack liquidity compared to other financial assets, and this lack of liquidity will limit our ability to quickly change our portfolio in response to changes in economic or other conditions. Some of our net leases are for properties that are specially suited to the particular needs of the tenant. With these properties, we may be required to renovate the property or to make rent concessions in order to lease the property to another tenant. In addition, if we are forced to sell the property, we may have difficulty selling it to a party other than the tenant due to the special purpose for which the property may have been designed. These and other limitations may affect our ability to re-lease or sell properties without adversely affecting returns to shareholders.

Our portfolio growth is constrained by our obligations to offer property transactions to the REITs.

Under our investment advisory agreements with the REITs, we are required to use our best efforts to present a continuing and suitable investment program to them. In recent years, new property investment opportunities have generally been made available by us to the REITs. While the allocation of new investments to the REITs fulfills our duty to present a continuing and suitable investment program and enhances the revenues from our investment management operations, it also restricts the potential growth of revenues from our real estate ownership and our ability to diversify our portfolio.

International investments involve additional risks.

We have invested in and may continue to invest in properties located outside the U.S. At December 31, 2011, our directly-owned real estate properties located outside of the U.S. represented 10% of current annualized contractual minimum base rent. These investments may be affected by factors particular to the laws of the jurisdiction in which the property is located. These investments may expose us to risks that are different from and in addition to those commonly found in the U.S., including:

- changing governmental rules and policies;
- enactment of laws relating to the foreign ownership of property and laws relating to the ability of foreign entities to remove invested capital or profits earned from activities within the country to the U.S.;
- expropriation of investments;
- legal systems under which the ability to enforce contractual rights and remedies may be more limited than would be the case under U.S. law;
- difficulty in conforming obligations in other countries and the burden of complying with a wide variety of foreign laws, which may be more stringent than U.S. laws, including tax requirements and land use, zoning, and environmental laws, as well as changes in such laws;
- adverse market conditions caused by changes in national or local economic or political conditions;
- tax requirements vary by country and we may be subject to additional taxes as a result of our international investments;
- changes in relative interest rates;
- changes in the availability, cost and terms of mortgage funds resulting from varying national economic policies;
- changes in real estate and other tax rates and other operating expenses in particular countries;
- changes in land use and zoning laws;
- more stringent environmental laws or changes in such laws; and
- restrictions and/or significant costs in repatriating cash and cash equivalents held in foreign bank accounts.

In addition, the lack of publicly available information in accordance with accounting principles generally accepted in the U.S. ("GAAP") could impair our ability to analyze transactions and may cause us to forego an investment opportunity for ourselves or the REITs. It may also impair our ability to receive timely and accurate financial information from tenants necessary to meet our and the REITs' reporting obligations to financial institutions or governmental or regulatory agencies. Certain of these risks may be greater in emerging markets and less developed countries. Our expertise to date is primarily in the U.S. and Europe, and we have less experience in other international markets. We may not be as familiar with the potential risks to our and the REITs' investments outside the U.S. and Europe and we could incur losses as a result.

Also, we may rely on third-party asset managers in international jurisdictions to monitor compliance with legal requirements and lending agreements with respect to properties we own or manage on behalf of the REITs. Failure to comply with applicable requirements may expose us or our operating subsidiaries to additional liabilities.

Moreover, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. Our principal currency exposure is to the Euro. We attempt to mitigate a portion of the risk of currency fluctuation by financing our properties in the local currency denominations, although there can be no assurance that this will be effective. Because we generally place both our debt obligation to the lender and the tenant's rental obligation to us in the same currency, our results of foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to foreign currencies; that is, absent other considerations, a weaker U.S. dollar will tend to increase both our revenues and our expenses, while a stronger U.S. dollar will tend to reduce both our revenues and our expenses.

We may recognize substantial impairment charges on our properties.

We have incurred, and may in the future incur, substantial impairment charges, which we are required to recognize whenever we sell a property for less than its carrying value or we determine that the carrying amount of the property is not recoverable and exceeds its fair value (or, for direct financing leases, that the unguaranteed residual value of the underlying property has declined). By their nature, the timing or extent of impairment charges are not predictable. We may incur non-cash impairment charges in the future, which may reduce our net income.

Our use of debt to finance investments could adversely affect our cash flow.

Most of our investments are made by borrowing a portion of the total investment and securing the loan with a mortgage on the property. We generally borrow on a non-recourse basis to limit our exposure on any property to the amount of equity invested in the property. If we are unable to make our debt payments as required, a lender could foreclose on the property or properties securing its debt. Additionally, lenders for our international mortgage loan transactions typically incorporate covenants and other provisions that can cause a loan default, including a loan to value ratio, a debt service coverage ratio and a material adverse change in the borrower's or tenant's business. Accordingly, if the real estate value declines or the tenant defaults, the lender would have the right to foreclose on its security. If any of these events were to occur, it could cause us to lose part or all of our investment, which in turn could cause the value of our portfolio, and revenues available for distribution to our shareholders, to be reduced.

Some of our financing may also require us to make a balloon payment at maturity. Our ability to make balloon payments on debt will depend upon our ability either to refinance the obligation when due, invest additional equity in the property or to sell the related property. When the balloon payment is due, we may be unable to refinance the balloon payment on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. Our ability to accomplish these goals will be affected by various factors existing at the relevant time, such as the state of the national and regional economies, local real estate conditions, available mortgage rates, availability of credit, our equity in the mortgaged properties, our financial condition, the operating history of the mortgaged properties and tax laws. A refinancing or sale could affect the rate of return to shareholders and the projected time of disposition of our assets.

Our leases may permit tenants to purchase a property at a predetermined price, which could limit our realization of any appreciation or result in a loss.

In some circumstances, we may grant tenants a right to repurchase the property they lease from us. The purchase price may be a fixed price or it may be based on a formula or the market value at the time of exercise. If a tenant exercises its right to purchase the property and the property's market value has increased beyond that price, we could be limited in fully realizing the appreciation on that property. Additionally, if the price at which the tenant can purchase the property is less than our carrying value (for example, where the purchase price is based on an appraised value), we may incur a loss.

We do not fully control the management of our properties.

The tenants or managers of net leased properties are responsible for maintenance and other day-to-day management of the properties. If a property is not adequately maintained in accordance with the terms of the applicable lease, we may incur expenses for deferred maintenance expenditures or other liabilities once the property becomes free of the lease. While our leases generally provide for recourse against the tenant in these instances, a bankrupt or financially troubled tenant may be more likely to defer maintenance and it may be more difficult to enforce remedies against such a tenant. In addition, to the extent tenants are unable to conduct their operation of the property on a financially successful basis, their ability to pay rent may be adversely affected. Although we endeavor to monitor, on an ongoing basis, compliance by tenants with their lease obligations and other factors that could affect the financial performance of our properties, such monitoring may not in all circumstances ascertain or forestall deterioration either in the condition of a property or the financial circumstances of a tenant.

The value of our real estate is subject to fluctuation.

We are subject to all of the general risks associated with the ownership of real estate. While the revenues from our leases and those of the REITs are not directly dependent upon the value of the real estate owned, significant declines in real estate values could adversely affect us in many ways, including a decline in the residual values of properties at lease expiration; possible lease abandonments by tenants; a decline in the attractiveness of REIT investments that may impede our ability to raise new funds for investment by the REITs and a decline in the attractiveness of triple-net lease transactions to potential sellers. We also face the risk that lease revenue will be insufficient to cover all corporate operating expenses and debt service payments on indebtedness we incur. General risks associated with the ownership of real estate include:

- adverse changes in general or local economic conditions;
- changes in the supply of or demand for similar or competing properties;
- changes in interest rates and operating expenses;
- competition for tenants;
- changes in market rental rates;
- inability to lease or sell properties upon termination of existing leases;
- renewal of leases at lower rental rates;
- inability to collect rents from tenants due to financial hardship, including bankruptcy;
- changes in tax, real estate, zoning and environmental laws that may have an adverse impact upon the value of real estate;
- uninsured property liability, property damage or casualty losses;
- unexpected expenditures for capital improvements or to bring properties into compliance with applicable federal, state and local laws;
- exposure to environmental losses;
- changes in foreign exchange rates; and
- acts of God and other factors beyond the control of our management.

The inability of a tenant in a single-tenant property to pay rent will reduce our revenues.

Most of our properties are occupied by a single tenant and, therefore, the success of our investments is materially dependent on the financial stability of these tenants. Revenues from several of our tenants/guarantors constitute a significant percentage of our lease revenues. Our five largest tenants/guarantors represented approximately 33%, 34% and 37% of total lease revenues in 2011, 2010 and 2009, respectively. Lease payment defaults by tenants negatively impact our net income and reduce the amounts available for distributions to shareholders. As some of our tenants may not have a recognized credit rating, they may have a higher risk of lease defaults than if those tenants had a recognized credit rating. In addition, the bankruptcy of a tenant could cause the loss of lease payments as well as an increase in the costs incurred to carry the property until it can be re-leased or sold. We have had tenants file for bankruptcy protection. In the event of a default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting the investment and re-leasing the property. If a lease is terminated, there is no assurance that we will be able to re-lease the property for the rent previously received or sell the property without incurring a loss.

The bankruptcy or insolvency of tenants or borrowers may cause a reduction in revenue.

Bankruptcy or insolvency of a tenant or borrower could cause:

- the loss of lease or interest and principal payments;
- an increase in the costs incurred to carry the property;
- litigation;
- a reduction in the value of our shares; and
- a decrease in distributions to our shareholders.

Under U.S. bankruptcy law, a tenant who is the subject of bankruptcy proceedings has the option of assuming or rejecting any unexpired lease. If the tenant rejects the lease, any resulting claim we have for breach of the lease (excluding collateral securing the claim) will be treated as a general unsecured claim. The maximum claim will be capped at the amount owed for unpaid rent prior to the bankruptcy unrelated to the termination, plus the greater of one year's lease payments or 15% of the remaining lease payments payable under the lease (but no more than three years' lease payments). In addition, due to the long-term nature of our leases and, in some cases, terms providing for the repurchase of a property by the tenant, a bankruptcy court could recharacterize a net lease transaction as a secured lending transaction. If that were to occur, we would not be treated as the owner of the property, but we might have rights as a secured creditor. Those rights would not include a right to compel the tenant to timely perform its obligations under the lease but may instead entitle us to "adequate protection," a bankruptcy concept that applies to protect against a decrease in the value of the property if the value of the property is less than the balance owed to us.

Insolvency laws outside of the U.S. may not be as favorable to reorganization or to the protection of a debtor's rights as tenants under a lease as are the laws in the U.S. Our rights to terminate a lease for default may be more likely to be enforceable in countries other than the U.S., in which a debtor/ tenant or its insolvency representative may be less likely to have rights to force continuation of a lease without our consent. Nonetheless, such laws may permit a tenant or an appointed insolvency representative to terminate a lease if it so chooses.

However, in circumstances where the bankruptcy laws of the U.S. are considered to be more favorable to debtors and to their reorganization, entities that are not ordinarily perceived as U.S. entities may seek to take advantage of the U.S. bankruptcy laws if they are eligible. An entity would be eligible to be a debtor under the U.S. bankruptcy laws if it had a domicile (state of incorporation or registration), place of business or assets in the U.S. If a tenant became a debtor under the U.S. bankruptcy laws, then it would have the option of assuming or rejecting any unexpired lease. As a general matter, after the commencement of bankruptcy proceedings and prior to assumption or rejection of an expired lease, U.S. bankruptcy laws provide that until an unexpired lease is assumed or rejected, the tenant (or its trustee if one has been appointed) must timely perform obligations of the tenant under the lease. However, under certain circumstances, the time period for performance of such obligations may be extended by an order of the bankruptcy court.

We and the CPA® REITs have had tenants file for bankruptcy protection and have been involved in bankruptcy-related litigation (including several international tenants). Four prior CPA® REITs reduced the rate of distributions to their investors as a result of adverse developments involving tenants.

Similarly, if a borrower under one of our loan transactions declares bankruptcy, there may not be sufficient funds to satisfy its payment obligations to us, which may adversely affect our revenue and distributions to our shareholders. The mortgage loans in which we may invest and the mortgage loans underlying the mortgage-backed securities in which we may invest may be subject to delinquency, foreclosure and loss, which could result in losses to us.

We are subject to possible liabilities relating to environmental matters.

We own commercial properties and are subject to the risk of liabilities under federal, state and local environmental laws. These responsibilities and liabilities also exist for properties owned by the REITs and if they become liable for these costs, their ability to pay for our services could be materially affected. Some of these laws could impose the following on us:

- responsibility and liability for the cost of investigation and removal or remediation of hazardous or toxic substances released on or from our property, generally without regard to our knowledge of, or responsibility for, the presence of these contaminants;
- liability for the costs of investigation and removal or remediation of hazardous substances at disposal facilities for persons who arrange for the disposal or treatment of such substances;
- liability for claims by third parties based on damages to natural resources or property, personal injuries, or costs of removal or remediation of hazardous or toxic substances in, on, or migrating from our property;
- responsibility for managing asbestos-containing building materials, and third-party claims for exposure to those materials; and
- claims being made against us by the REITs for inadequate due diligence.

Our costs of investigation, remediation or removal of hazardous or toxic substances, or for third-party claims for damages, may be substantial. The presence of hazardous or toxic substances at any of our properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination or otherwise adversely affect our ability to sell or lease the property or to borrow using the property as collateral. While we attempt to mitigate identified environmental risks by contractually requiring tenants to acknowledge their responsibility for complying with environmental laws and to assume liability for environmental matters, circumstances may arise in which a tenant fails, or is unable, to fulfill its contractual obligations. In addition, environmental liabilities, or costs or operating limitations imposed on a tenant to comply with environmental laws, could affect its ability to make rental payments to us. Also, and although we endeavor to avoid doing so, we may be required, in connection with any future divestitures of property, to provide buyers with indemnification against potential environmental liabilities.

A potential change in U.S. accounting standards regarding operating leases may make the leasing of facilities less attractive to our potential domestic tenants, which could reduce overall demand for our leasing services.

Under current authoritative accounting guidance for leases, a lease is classified by a tenant as a capital lease if the significant risks and rewards of ownership are considered to reside with the tenant. This situation is considered to be met if, among other things, the non-cancelable lease term is more than 75% of the useful life of the asset or if the present value of the minimum lease payments equals 90% or more of the leased property's fair value. Under capital lease accounting for a tenant, both the leased asset and liability are reflected on their balance sheet. If the lease does not meet any of the criteria for a capital lease, the lease is considered an operating lease by the tenant and the obligation does not appear on the tenant's balance sheet; rather, the contractual future minimum payment obligations are only disclosed in the footnotes thereto. Thus, entering into an operating lease can appear to enhance a tenant's balance sheet in comparison to direct ownership. In response to concerns caused by a 2005 SEC study that the current model does not have sufficient transparency, the Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB") issued an Exposure Draft on a joint proposal that would dramatically transform lease accounting from the existing model. The FASB and IASB met during July 2011 and voted to re-expose the proposed standard. A revised exposure draft for public comment is currently expected to be issued in the first half of 2012, with a final standard is currently expected to be issued during 2012. As of the date of this Report, the proposed guidance has not yet been finalized. Changes to the accounting guidance could affect both our and the REITs' accounting for leases as well as that of our and the REITs' tenants. These changes would impact most companies but are particularly applicable to those that are significant users of real estate. The proposal outlines a completely new model for accounting by lessees, whereby their rights and obligations under all leases, existing and new, would be capitalized and recorded on the balance sheet. For some companies, the new accounting guidance may influence whether or not, or the extent to which, they may enter into the type of sale-leaseback transactions in which we specialize.

Proposed legislation may prevent us from qualifying for treatment as a partnership for U.S. federal income tax purposes, which may significantly increase our tax liability and may affect the market value of our shares.

Members of the U.S. Congress have introduced legislation that would, if enacted, preclude us from qualifying for treatment as a partnership for U.S. federal income tax purposes under the publicly traded partnership rules. If this or any similar legislation or regulation were to be enacted and to apply to us, we would incur a material increase in our tax liability and the market value of our shares could decline materially.

We depend on key personnel for our future success.

We depend on the efforts of our executive officers and key employees. The loss of the services of these executive officers and key employees could have a material adverse effect on our operations.

Our accounting policies and methods are fundamental to how we record and report our financial position and results of operations, and they require management to make estimates, judgments and assumptions about matters that are inherently uncertain.

Our accounting policies and methods are fundamental to how we record and report our financial position and results of operations. We have identified several accounting policies as being critical to the presentation of our financial position and results of operations because they require management to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be recorded under different conditions or using different assumptions. Because of the inherent uncertainty of the estimates, judgments and assumptions associated with these critical accounting policies, we cannot provide any assurance that we will not make subsequent significant adjustments to our consolidated financial statements. If our judgments, assumptions and allocations prove to be incorrect, or if circumstances change, our business, financial condition, revenues, operating expense, results of operations, liquidity, ability to pay dividends or stock price may be materially adversely affected.

The Proposed Merger is subject to a number of risks and uncertainties.

The Proposed Merger is subject to a number of closing conditions, many of which are outside of our control, and there can be no assurance that the Proposed Merger will be completed. The conditions include the receipt of approvals from our and CPA 15's shareholders, the completion of our conversion to a REIT, the occurrence of no changes constituting a material adverse effect, the receipt of third-party consents and the receipt of tax opinions.

Our governing documents and capital structure may discourage a takeover.

Our Amended and Restated Limited Liability Company Agreement, our LLC Agreement, provides that "Control Shares" (as defined below) acquired in a "Control Share Acquisition" (as defined below) have no voting rights, except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Control Shares are defined in our LLC Agreement as voting shares that, if aggregated with all other shares owned by an acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power within one of the following ranges of voting power:

- one-fifth or more but less than one-third;
- one-third or more but less than a majority; or
- a majority or more of all voting power.

Control shares do not include shares the acquiring person is entitled to vote as a result of having previously obtained shareholder approval. A Control Share Acquisition means the acquisition of Control Shares, subject to certain exceptions. A person who has made or proposes to make a Control Share Acquisition may compel our board of directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, we may present the question at any shareholders meeting.

If an acquiring person delivers to us an "Acquiring Person statement" (the substance of which is described in our LLC Agreement) within 10 days of acquiring Control Shares, we may redeem, at the fair value, any or all of Control Shares within 60 days of the shareholder meeting where voting rights were not approved, except for those Control Shares where two-thirds of disinterested shareholders have given prior approval for the exercise of the voting rights. If an Acquiring Person does not deliver to us an Acquiring Person statement within 10 days of acquiring Control Shares, we may redeem, at the fair value, all Control Shares, including those for which voting rights have been previously approved, during a period that begins on the 11th day following the acquisition of Control Shares and ending 60 days after the acquiring person delivers the Acquiring Person statement. Fair value is determined as of the date of the last Control Share Acquisition by the acquiror or of any meeting of shareholders at which the voting rights of the shares were considered. The Control Share Acquisition provision does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction.

The Control Share provision outlined above may discourage a tender offer for our shares or a hostile takeover, even though these may be attractive to shareholders

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our principal corporate offices are located at 50 Rockefeller Plaza, New York, NY 10020 and our primary international investment offices are located in London and Amsterdam. We also have office space domestically in Dallas, Texas and internationally in Shanghai. We lease all of these offices and believe these leases are suitable for our operations for the foreseeable future.

See Item 1, Business — Our Portfolio for a discussion of the properties we hold for rental operations and Part II, Item 8, Financial Statements and Supplemental Data — Schedule III — Real Estate and Accumulated Depreciation for a detailed listing of such properties.

Item 3. Legal Proceedings.

At December 31, 2011, we were not involved in any material litigation.

Various claims and lawsuits arising in the normal course of business are pending against us. The results of these proceedings are not expected to have a material adverse effect on our consolidated financial position or results of operations.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Listed Shares and Distributions

Our common stock is listed on the New York Stock Exchange under the ticker symbol "WPC." At December 31, 2011 there were approximately 39,893 holders of record of our common stock. The following table shows the high and low prices per share and quarterly cash distributions declared for the past two fiscal years:

	2011			2010		
Period	High	Low	Cash Distributions Declared	High	Low	Cash Distributions Declared
First quarter	$38.00	$29.75	$ 0.512	$30.32	$24.69	$ 0.504
Second quarter	41.82	34.75	0.550	31.00	26.61	0.506
Third quarter	42.72	32.76	0.560	30.86	26.49	0.508
Fourth quarter	44.71	34.50	0.563	33.97	28.83	0.510

As described in Note 11 to the consolidated financial statements, our unsecured line of credit contains covenants that restrict the amount of distributions that we can pay.

Stock Price Performance Graph

The graph below provides an indicator of cumulative total shareholder returns for our common stock for the period December 31, 2006 to December 31, 2011 compared with the S&P 500 Index and the FTSE NAREIT Equity REITs Index. The graph assumes a $100 investment on December 31, 2006, together with the reinvestment of all dividends.


$200
$175
$150
$125
$100
$75
$50
12/06
12/07
12/08
12/09
12/10
12/11
W. P. Carey & Co. LLC
S&P 500
FTSE NAREIT Equity

	At December 31,					
	2006	2007	2008	2009	2010	2011
W. P. Carey & Co. LLC	$100.00	$117.94	$89.51	$115.42	$139.77	$193.33
S&P 500 Index	100.00	105.49	66.46	84.05	96.71	98.76
FTSE NAREIT Equity REITs Index	100.00	84.31	52.50	67.20	85.98	93.11

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Securities Authorized for Issuance Under Equity Compensation Plans.

This information will be contained in our definitive proxy statement for the 2012 Annual Meeting of Shareholders, to be filed within 120 days following the end of our fiscal year, and is incorporated by reference.

Item 6. Selected Financial Data.

The following selected financial data should be read in conjunction with the consolidated financial statements and related notes in Item 8 (in thousands, except per share data):

	Years Ended December 31,				
	2011	2010	2009	2008	2007
Operating Data [(a)]					
Revenues from continuing operations [(b)]	$ 336,409	$ 269,854	$ 228,381	$ 230,714	$ 249,721
Income from continuing operations [(b)]	141,388	86,241	63,867	68,758	66,955
Net income	139,138	74,951	70,568	78,605	88,789
Add: Net loss (income) attributable to noncontrolling interests	1,864	314	713	950	(4,781)
Less: Net income attributable to redeemable noncontrolling interests	(1,923)	(1,293)	(2,258)	(1,508)	(4,756)
Net income attributable to W. P. Carey members	139,079	73,972	69,023	78,047	79,252
Basic Earnings Per Share:					
Income from continuing operations attributable W. P. Carey members	3.50	2.14	1.57	1.73	1.51
Net income attributable to W. P. Carey members	3.44	1.86	1.74	1.98	2.08
Diluted Earnings Per Share:					
Income from continuing operations attributable W. P. Carey members	3.47	2.14	1.57	1.71	1.51
Net income attributable to W. P. Carey members	3.42	1.86	1.74	1.95	2.05
Cash distributions declared per share [(c)]	2.19	2.03	2.00	1.96	1.88
Balance Sheet Data					
Net investments in real estate [(d)]	$1,217,931	$ 946,975	$ 884,460	$ 918,741	$ 918,734
Total assets	1,462,623	1,172,326	1,093,336	1,111,136	1,153,284
Long-term obligations [(e)]	589,369	396,982	326,330	326,874	316,751
Other Information					
Cash provided by operating activities	$ 80,116	$ 86,417	$ 74,544	$ 63,247	$ 47,471
Cash distributions paid	85,814	92,591	78,618	87,700	71,608
Payments of mortgage principal [(f)]	25,327	14,324	9,534	9,678	16,072

(a) Certain prior year amounts have been reclassified from continuing operations to discontinued operations.

(b) The year ended December 31, 2011 includes $52.5 million of incentive, termination and subordinated disposition revenue recognized in connection with the CPA®:14/16 Merger, and for 2007, includes revenue earned in connection with CPA®:16 – Global meeting its performance criterion.

(c) The years ended December 31, 2009 and 2007 exclude special distributions of $0.30 per share and $0.27 per share paid in January 2010 and January 2008 to shareholders of record at December 31, 2009 and December 31, 2007, respectively.

(d) Net investments in real estate consists of Net investments in properties, Net investments in direct financing leases, Equity investments in real estate and the REITs and Assets held for sale, as applicable.

(e) Represents non-recourse and limited-recourse mortgages and note obligations.

(f) Represents scheduled mortgage principal payments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's discussion and analysis of financial condition and results of operations ("MD&A") is intended to provide the reader with information that will assist in understanding our financial statements and the reasons for changes in certain key components of our financial statements from period to period. MD&A also provides the reader with our perspective on our financial position and liquidity, as well as certain other factors that may affect our future results. The discussion also provides information about the financial results of the segments of our business to provide a better understanding of how these segments and their results affect our financial condition and results of operations.

Business Overview

As described in more detail in Item 1 of this Report, we operate in two operating segments, Investment Management and Real Estate Ownership. Within our Investment Management segment, we are currently the advisor to the following affiliated publicly-owned, non-actively traded real estate investment trusts: CPA®:15, CPA®:16 – Global, CPA®:17 – Global, and CWI. Effective January 1, 2011, we include our equity investments in the REITs in our Real Estate Ownership segment. The equity income or loss from the REITs that is now included in our Real Estate Ownership segment represents our proportionate share of the revenue less expenses of the net-leased properties held by the REITs. This treatment is consistent with that of our directly-owned properties. Results for the years ended December 31, 2010 and 2009 have been reclassified to conform to the current year presentation.

Financial Highlights

(in thousands)

	Years Ended December 31,		
	2011	2010	2009
Total revenues (excluding reimbursed costs from affiliates)	$271,580	$209,831	$180,847
Net income attributable to W. P. Carey members	139,079	73,972	69,023
Cash flow from operating activities	80,116	86,417	74,544
Distributions paid	85,814	92,591	78,618
Supplemental financial measures:			
Funds from operations—as adjusted (AFFO)	188,853	130,870	122,876
Adjusted cash flow from operating activities	98,588	88,634	93,880

We consider the performance metrics listed above, including certain supplemental metrics that are not defined by GAAP ("non-GAAP"), such as Funds from operations — as adjusted ("AFFO") and Adjusted cash flow from operating activities, to be important measures in the evaluation of our results of operations, liquidity and capital resources. We evaluate our results of operations with a primary focus on increasing and enhancing the value, quality and amount of assets under management by our Investment Management segment and the ability to generate the cash flow necessary to meet our objectives in our Real Estate Ownership segment. Results of operations by reportable segment are described below in Results of Operations. See Supplemental Financial Measures below for our definition of these non-GAAP measures and reconciliations to their most directly comparable GAAP measure.

Total revenue increased in 2011 as compared to 2010. The incentive, termination and subordinated disposition revenue recognized in connection with providing a liquidity event for CPA®:14 shareholders in May 2011 and a higher volume of investments structured on behalf of the REITs contributed to increases in revenues from our Investment Management segment. New investments that we entered into during 2010 and 2011, including the properties we purchased in May 2011 from CPA®:14 in connection with the CPA®:14 Asset Sales (Note 4), contributed to the increases in revenues in our Real Estate Ownership segment.

Net income increased in 2011 as compared to 2010. Results from operations in our Investment Management segment were significantly higher during the current year as a result of the incentive, termination and subordinated disposition revenue recognized in May 2011 in connection with providing a liquidity event for CPA®:14 shareholders and higher volume of investments structured on behalf of the REITs. Results from operations in our Real Estate Ownership segment benefited from income generated from and gains recognized on the properties we purchased from CPA®:14 in connection with the CPA®:14 Asset Sales as well as income generated from our equity interests in the REITs as a result of our $121.0 million incremental investment in CPA®:16 – Global in connection with the CPA®:14/16 Merger.

Cash flow from operating activities decreased in 2011 as compared to 2010, primarily due to a decrease in cash received from providing asset-based management services to the REITs as we no longer receive cash asset management fees from CPA®:14 and CPA®:16 – Global subsequent to the CPA®:14/16 Merger, partially offset by the disposition revenues received, net of income taxes paid, in connection with providing a liquidity event to CPA®:14 shareholders through the CPA®:14/16 Merger.

Distributions paid decreased in 2011 as compared to 2010, primarily due to a special distribution of $0.30 per share paid in January 2010 to shareholders of record at December 31, 2009.

Our AFFO supplemental measure increased in 2011 as compared to 2010. AFFO attributable to our Investment Management segment benefited from the incentive, termination and subordinated disposition revenue recognized in connection with providing a liquidity event for CPA®:14 shareholders in May 2011. AFFO attributable to our Real Estate Ownership segment increased in the current year as a result of increased income generated from our equity interests in the REITs due to our $121.0 million incremental investment in CPA®:16 – Global in connection with the CPA®:14/16 Merger as well as investments that we entered into during 2011 and 2010, including the properties that we purchased from CPA®:14 in connection with the CPA®:14 Asset Sales.

Adjusted cash flow from operating activities increased in 2011 as compared to 2010 as a result of the $1.00 per share special distribution received from CPA®:14 in connection with the CPA®:14/16 Merger, higher cash distributions received from CPA®:17 – Global's operating partnership as a result of new investments entered into during 2010 and 2011, and the initial distributions of available cash received from the CPA®:16 – Global's operating partnership. These increases were partially offset by the fact that we no longer receive cash asset management fees from CPA®:14 and CPA®:16 – Global subsequent to the CPA®:14/16 Merger.

Significant Developments

Proposed Merger

As discussed in Note 19 to the consolidated financial statements, on February 17, 2012, we and CPA®:15 entered into a definitive agreement pursuant to which CPA®:15 will merge with and into one of our subsidiaries for a combination of cash and shares of our common stock as described below. In connection with the Proposed Merger, we plan to file a registration statement with the SEC regarding the shares of our common stock to be issued to shareholders of CPA®:15 in the Proposed Merger. Special meetings will be scheduled to obtain the approval of CPA®:15's shareholders of the Proposed Merger and the approval of our shareholders of the Proposed Merger and the Proposed REIT Reorganization. The closing of the Proposed Merger is also subject to customary closing conditions. If the Proposed Merger is approved and the other closing conditions are met, we currently expect that the closing will occur by the third quarter of 2012, although there can be no assurance of such timing.

Changes in Management

On January 2, 2012, our founder and Chairman, Wm. Polk Carey, passed away. Following the passing of Mr. Carey, on January 4, 2012, the Board of Directors elected Benjamin H. Griswold, IV as Non-Executive Chairman of the Board. Mr. Griswold has been a director since 2006 and served as Lead Director from 2010. He also serves as Chairman of the Compensation Committee.

Current Trends

General Economic Environment

We and our managed funds are impacted by macro-economic environmental factors, the capital markets, and general conditions in the commercial real estate market, both in the U.S. and globally. During 2011, we saw slow improvement in the U.S. economy following the significant distress experienced in 2008 and 2009. Towards the end of 2011, however, there was an increase in international economic uncertainty as a result of the sovereign debt crisis and a deterioration of economic fundamentals in Europe. Currently, conditions in the U.S. appear to have stabilized, while the situation in Europe remains uncertain. It is not possible to predict with certainty the outcome of these trends. Nevertheless, our views of the effects of the current financial and economic trends on our business, as well as our response to those trends, are presented below.

Foreign Exchange Rates

Fluctuations in foreign currency exchange rates impact both our Real Estate Ownership and Investment Management segments. In our Real Estate Ownership segment, we are impacted through our ownership of properties in the European Union, primarily France, and through our equity ownership in the CPA® REITs, which each have significant foreign investments, primarily in Euro denominated countries and to a lesser extent in other currencies. In our Investment Management segment, significant unhedged foreign currency exchange rate fluctuations would impact the asset management revenue we receive for managing the portfolios of the CPA® REITs as well as the quarterly distributions of available cash we receive from the operating partnerships of CPA®:16 – Global and CPA®:17 – Global.

Our results of foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to foreign currencies. Investments denominated in the Euro accounted for approximately 10% of our annualized contractual minimum base rent and 33% of aggregate annualized contractual minimum base rent for the CPA® REITs at December 31, 2011. International investments carried on our balance sheet are marked to the spot exchange rate as of the balance sheet date. The U.S. dollar strengthened at December 31, 2011 versus the spot rate at December 31, 2010. The Euro/U.S. dollar exchange rate at December 31, 2011, $1.2950, represented a 2% decrease from the December 31, 2010 rate of $1.3253. This strengthening had an unfavorable impact on our balance sheet, and especially those of the CPA® REITs, at December 31, 2011 as compared to our balance sheet at December 31, 2010.

The operational impact of our international investments is measured throughout the year. Due to the volatility of the Euro/U.S. dollar exchange rate during 2011, which ranged between a low of $1.3188 and a high of $1.4439, the average rate we utilized to measure these operations increased by 5% versus 2010. This increase had a favorable impact on 2011 results of operations of the CPA® REITs as compared to the prior year period. As a result, our equity in earnings was modestly impacted; however, as a result of hedging, distributions from CPA®:16 – Global or CPA®:17 – Global were not significantly impacted. While we actively manage our foreign exchange risk, a significant unhedged decline in the value of the Euro could have a material negative impact on our NAVs, future results, financial position and cash flows. Such a decline would particularly impact the CPA® REITs, which have higher levels of international investments than we have in our owned portfolio.

Capital Markets

During 2011, capital markets conditions in the U.S. exhibited some signs of post-crisis improvement, including new issuances of CMBS debt and increasing capital inflows to both commercial real estate debt and equity markets, which helped increase the availability of mortgage financing and sustained transaction volume. Despite increased volatility in the CMBS market as key market participants began to withdraw, and a credit downgrade of U.S. Treasury debt obligations, we have seen the cost for domestic debt stabilize while the Federal Reserve has kept interest rates low and new lenders, including insurers, have introduced capital. Events in the Euro-zone have impacted the price and availability of financing and have affected global commercial real estate capitalization rates, which vary depending on a variety of factors including asset quality, tenant credit quality, geography and lease term.

Investment Opportunities

Through our Investment Management segment, we earn structuring revenue on the investments we structure on behalf of the REITs. Our ability to complete these investments on behalf of the REITs, and thereby earn structuring revenue, fluctuates based on the pricing and availability of transactions and financing, among other factors.

Times of economic uncertainty may also present opportunities in the sale-leaseback market. We continue to see investment opportunities that we believe will allow us to structure transactions on behalf of the REITs on favorable terms. Although capitalization rates have begun to vary widely, we believe that the investment environment remains attractive and that we will be able to achieve the targeted returns of our managed funds. We have benefited from commercial de-leveraging and recent new construction activity that has provided attractive investment opportunities for net lease investors such as W. P. Carey and the CPA® REITs. To the extent that these trends continue and we are able to achieve sufficient levels of fundraising, we believe that our investment volume will benefit. While the investment community continues to remain risk averse, we expect to experience increased competition for investments, both domestically and internationally, because we believe that net lease financing market is perceived as a relatively more conservative investment vehicle, and further capital inflows into the marketplace could put additional pressure on the returns that we can generate from our investments and our willingness and ability to execute transactions. In addition, we expect to continue to expand our ability to source deals in other markets.

We structured investments on behalf of the REITs totaling approximately $1.2 billion during 2011, and based on current conditions, we expect that we will be able to continue to take advantage of the investment opportunities we are seeing in the U.S. and internationally through the near term. International investments comprised 54% (on a pro rata basis) of total investments structured during 2011. While international activity fluctuates from quarter to quarter, we currently expect that such transactions will continue to form a significant portion of the investments we structure, although the relative portion of international investments in any given period will vary.

We calculate net operating income for each investment we make as the rent that we receive from a tenant, less debt service for any financing obtained for our investment in such property. The capitalization rate for an investment is a function of the purchase price that we are willing to pay for an investment, the rent that the tenant is willing to pay and the risk we are willing to assume. In our target markets for the CPA® REITs, we have recently seen capitalization rates in the U.S. ranging from 6.25% to 11.0% and ranging from 6.5% to 12.0% internationally. The variability is due largely to the quality of the underlying assets, tenant credit quality, and the terms of the leases.

Financing Conditions

Through our Investment Management segment, we earn structuring revenue related in part to the debt we obtain for the CPA® REITs. In addition, through our Real Estate Ownership segment, we are impacted by the cost and availability of financing for our owned properties and, through our equity interests, for properties owned by the REITs. During 2011, we saw continued improvement in the U.S. credit and real estate financing markets despite the U.S. sovereign credit downgrade as new lenders entered the marketplace and the U.S. Treasury kept interest rates low. However, the sovereign debt issues in Europe that began in the second quarter of 2011 had the impact of increasing the cost of debt in certain international markets and made it more challenging for us to obtain debt for certain international deals. During 2011, we obtained non-recourse and limited-recourse mortgage financing totaling $576.0 million on behalf of the CPA® REITs, including $126.9 million on international investments, and $69.8 million for our owned real estate portfolio (each on a pro rata basis).

Real Estate Sector

As noted above, the commercial real estate market is impacted by a variety of macro-economic factors, including but not limited to growth in gross domestic product, unemployment, interest rates, inflation and demographics. We have seen modest improvements in these domestic macro-economic factors since the beginning of the credit crisis. However, internationally these fundamentals have not significantly improved, which may result in higher vacancies, lower rental rates and lower demand for vacant space in future periods related to international properties. We and the CPA® REITs are chiefly affected by changes in the appraised values of our properties, tenant defaults, inflation, lease expirations and occupancy rates.

Net Asset Values of the REITs

We own shares in each of the REITs, which we report in our Real Estate Ownership segment, and we earn asset management revenue through our Investment Management segment based on a percentage of average invested assets for each REIT. As such, we benefit from rising investment values and are negatively impacted when these values decrease.

The following table presents recent NAVs for the CPA® REITs:

	September 30, 2011	June 30, 2011	December 31, 2010	September 30, 2010	December 31, 2009
CPA®:14	N/A	N/A	N/A	$ 11.50	$ 11.80
CPA®:15	$ 10.40	N/A	$ 10.40	N/A	10.70
CPA®:16 – Global	N/A	$ 8.90	N/A	8.80	9.20

The NAV for CPA®:16 – Global at June 30, 2011 was higher than the NAV at September 30, 2010 primarily due to the favorable impact of foreign currency exchange rate fluctuations. The NAVs for CPA®:14 and CPA®:15 in 2010 were lower than those NAVs at December 30, 2009 primarily due to continued weakness in the economy and a weakening of the Euro versus the U.S. dollar during 2010 and 2009. On May 2, 2011, CPA®:14 merged into a subsidiary of CPA®:16 – Global and as a result, we will no longer compute NAV for CPA®:14. We have not computed NAV for CPA®:17 – Global as it is still in its offering period. The NAVs of the CPA® REITs are based on a number of variables, including individual tenant credits, lease terms, lending credit spreads, foreign currency exchange rates and tenant defaults, among others. We do not control these variables and, as such, cannot predict how they will change in the future.

Credit Quality of Tenants

The credit quality of tenants primarily impacts our Real Estate Ownership segment. As a net lease investor, we are exposed to credit risk within our tenant portfolio, which can reduce our results of operations and cash flow from operations if our tenants are unable to pay their rent. Within our managed portfolios, tenant defaults can reduce the asset management revenue in our Investment Management segment if they lead to a decline in the appraised value of the assets of the CPA® REITs and can also reduce our income and distributions from equity investments in the CPA® REITs in our Real Estate Ownership segment. Tenants experiencing financial difficulties may become delinquent on their rent and/or default on their leases and, if they file for bankruptcy protection, may reject our lease in bankruptcy court, resulting in reduced cash flow, which may negatively impact NAVs and require us or the CPA® REITs to incur impairment charges. Even where a default has not occurred and a tenant is continuing to make the required lease payments, we may restructure or renew leases on less favorable terms, or the tenant's credit profile may deteriorate, which could affect the value of the leased asset and could in turn require us or the CPA® REITs to incur impairment charges.

Despite signs of improvement in domestic general business conditions during 2011, which had a favorable impact on the overall credit quality of our tenants, we believe that there still remain significant risks to an economic recovery, particularly in the Euro-zone. As of the date of this Report, we have no significant exposure to tenants operating under bankruptcy protection in our owned portfolio, while in the CPA® REIT portfolios, tenants operating under bankruptcy protection, administration or receivership account for less than 1% of aggregate annualized contractual minimum base rent, a decrease from levels experienced during the crisis. It is possible, however, that tenants may file for bankruptcy or default on their leases in the future and that economic conditions may again deteriorate.

To mitigate credit risk, we have historically looked to invest in assets that we believe are critically important to our tenants' operations and have attempted to diversify our owned portfolio and the CPA® REITs portfolios by tenant, tenant industry and geography. We also monitor tenant performance through review of rent delinquencies as a precursor to a potential default, meetings with tenant management and review of tenants' financial statements and compliance with any financial covenants. When necessary, our asset management process includes restructuring transactions to meet the evolving needs of tenants, re-leasing properties, refinancing debt and selling properties, as well as protecting our rights when tenants default or enter into bankruptcy.

Inflation

Inflation impacts our lease revenues and, through our equity ownership in the CPA® REITs and joint ventures, our equity in earnings within our Real Estate Ownership segment because our leases and those of the CPA® REITs generally have rent adjustments that are either fixed or based on formulas indexed to changes in CPI or other similar indices for the jurisdiction in which the property is located. Because these rent adjustments may be calculated based on changes in the CPI over a multi-year period, changes in inflation rates can have a delayed impact on our results of operations. We have seen a return of moderate inflation during 2011 that we expect will drive increases in our owned portfolio and in the portfolios of the CPA® REITs in coming years.

Lease Expirations and Occupancy

Lease expirations and occupancy rates impact our revenues and, through our equity ownership in the CPA® REITs and joint ventures, our equity in earnings within our Real Estate Ownership segment. Within our managed portfolios, vacancies can reduce the asset management revenue in our Investment Management segment if they lead to a decline in the appraised value of the assets of the CPA® REITs and can also reduce our income and distributions from equity investments in the CPA® REITs.

We actively manage our owned real estate portfolio and the portfolios of the CPA® REITs and begin discussing options with tenants in advance of scheduled lease expirations. In certain cases, we may obtain lease renewals from our tenants; however, tenants may elect to move out at the end of their term or may elect to exercise purchase options, if any, in their leases. In cases where tenants elect not to renew, we may seek replacement tenants or try to sell the property. As of December 31, 2011, 13% of the annualized contractual minimum base rent in our owned portfolio is scheduled to expire in the next twelve months. Subsequent to December 31, 2011 and through the date of this Report, properties under two leases representing approximately 7% of our annualized contractual minimum base rent at December 31, 2011 have been contracted for sale, although there can be no assurance that the properties can be sold at favorable prices or at all. We currently anticipate that we will be able to renew a majority of the remaining leases scheduled to expire in 2012. For those leases that we believe will be renewed, it is possible that renewed rents may be below the tenants' existing contractual rents and that lease terms may be shorter than historical norms.

The occupancy rate for our owned real estate portfolio increased from 89% at December 31, 2010 to approximately 93% as of December 31, 2011, reflecting the sales of several vacant properties.

Investor Capital Inflows

Trends for investor capital inflows primarily impact our Real Estate Ownership segment because the REITs we manage that are in an offering period are dependent upon the funds raised to acquire assets and maintain portfolio diversification. Additionally, the presence of sufficient capital enables us to structure investments and earn structuring revenue in our Investment Management segment.

CPA®:17 – Global's initial public offering was terminated when its registration statement for the follow-on offering was declared effective by the SEC on April 7, 2011. Through the termination of CPA®:17 – Global's initial public offering, we raised $163.8 million during 2011 and more than $1.5 billion on its behalf since beginning fundraising in December 2007. From the beginning of the follow-on offering through December 31, 2011, we raised $418.7 million for CPA®:17 – Global.

For CWI, we raised $47.1 million from the beginning of its offering in September 2010 through December 31, 2011. CWI filed a registration statement to sell up to $1.0 billion of common stock in an initial public offering for the purpose of acquiring interests in lodging and lodging-related properties and we raised the minimum amount required to commence the issuance of shares on March 3, 2011.

Proposed Accounting Changes

The following proposed accounting changes may potentially impact our Investment Management and Real Estate Ownership segments if the outcome has a significant influence on sale-leaseback demand in the marketplace:

The IASB and FASB have issued an Exposure Draft on a joint proposal that would dramatically transform lease accounting from the existing model. These changes would impact most companies but are particularly applicable to those that are significant users of real estate. The proposal outlines a completely new model for accounting by lessees, whereby their rights and obligations under all leases, existing and new, would be capitalized and recorded on the balance sheet. For some companies, the new accounting guidance may influence whether or not, or the extent to which, they may enter into the type of sale-leaseback transactions in which we specialize. The FASB and IASB met during July 2011 and voted to re-expose the proposed standard. A revised exposure draft for public comment is currently expected to be issued in the first half of 2012, and a final standard is currently expected to be issued by the end of 2012. The boards also reached decisions, which are tentative and subject to change, on a single lessor accounting model and the accounting for variable lease payments, along with several presentation and disclosure issues. As of the date of this Report, the proposed guidance has not yet been finalized, and as such we are unable to determine whether this proposal will have a material impact on our business.

In October 2011, the FASB issued an exposure draft that proposes a new accounting standard for "investment property entities." Currently, an entity that invests in real estate properties, but is not an investment company under the definition set forth by GAAP, is required to measure its real estate properties at cost. The proposed amendments would require all entities that meet the criteria to be investment property entities to follow the proposed guidance, under which investment properties acquired by an investment property entity would initially be measured at transaction price, including transaction costs, and subsequently measured at fair value with all changes in fair value recognized in net income. A detailed analysis is required to determine whether an entity is within the scope of the amendments in this proposed update. An entity in which substantially all of its business activities are investing in a real estate property or properties for total return, including an objective to realize capital appreciation (including certain real estate investment trusts and real estate funds) would be affected by the proposed amendments. The proposed amendments also would introduce additional presentation and disclosure requirements for an investment property entity. As of the date of this Report, the proposed guidance has not yet been finalized, and as such we are unable to determine whether we meet the definition of a real estate property entity and if the proposal will have a material impact on our business.

How We Evaluate Results of Operations

We evaluate our results of operations with a primary focus on increasing and enhancing the value, quality and amount of assets under management by our Investment Management segment and seeking to increase value in our Real Estate Ownership segment. We focus our efforts on improving underperforming assets through re-leasing efforts, including negotiation of lease renewals, or selectively selling assets in order to increase value in our real estate portfolio. The ability to increase assets under management by structuring investments on behalf of the REITs is affected, among other things, by the REITs' ability to raise capital and our ability to identify and enter into appropriate investments and financing.

Our evaluation of operating results includes our ability to generate necessary cash flow in order to fund distributions to our shareholders. As a result, our assessment of operating results gives less emphasis to the effects of unrealized gains and losses, which may cause fluctuations in net income for comparable periods but have no impact on cash flows, and to other non-cash charges such as depreciation and impairment charges. We do not consider unrealized gains and losses resulting from short-term foreign currency fluctuations when evaluating our ability to fund distributions. Our evaluation of our potential for generating cash flow includes an assessment of the long-term sustainability of both our real estate portfolio and the assets we manage on behalf of the REITs.

We consider cash flows from operating activities, cash flows from investing activities, cash flows from financing activities and certain non-GAAP performance metrics to be important measures in the evaluation of our results of operations, liquidity and capital resources. Cash flows from operating activities are sourced primarily by revenues earned from structuring investments and providing asset-based management services on behalf of the REITs we manage and long-term lease contracts from our real estate ownership. Our evaluation of the amount and expected fluctuation of cash flows from operating activities is essential in evaluating our ability to fund operating expenses, service debt and fund distributions to shareholders.

We consider Adjusted cash flows from operating activities as a supplemental measure of liquidity in evaluating our ability to sustain distributions to shareholders. We consider this measure useful as a supplemental measure to the extent the source of distributions in excess of equity income is the result of non-cash charges, such as depreciation and amortization, because it allows us to evaluate the cash flows from consolidated and unconsolidated investments in a comparable manner. In deriving this measure, we exclude cash distributions from equity investments in real estate and the REITs that are sourced from sales of equity investee's assets or refinancing of debt because they are deemed to be returns on our investment.

We focus on measures of cash flows from investing activities and cash flows from financing activities in our evaluation of our capital resources. Investing activities typically consist of the acquisition or disposition of investments in real property and the funding of capital expenditures with respect to real properties. Financing activities primarily consist of the payment of distributions to shareholders, borrowings and repayments under our lines of credit and the payment of mortgage principal amortization.

Results of Operations

Effective January 1, 2011, we include our equity investments in the REITs in our Real Estate Ownership segment. The equity income or loss from the REITs that is now included in our Real Estate Ownership segment represents our proportionate share of the revenue less expenses of the net-leased properties held by the REITs. This treatment is consistent with that of our directly-owned properties. Results for 2010 and 2009 have been reclassified to conform to the current period presentation. A summary of comparative results of these business segments is as follows:

Investment Management (in thousands)

	Years Ended December 31,					
	2011	2010	Change	2010	2009	Change
Revenues						
Asset management revenue	$ 66,808	$ 76,246	$ (9,438)	$ 76,246	$ 76,621	$ (375)
Structuring revenue	46,831	44,525	2,306	44,525	23,273	21,252
Incentive, termination and subordinated disposition revenue	52,515	—	52,515	—	—	—
Wholesaling revenue	11,664	11,096	568	11,096	7,691	3,405
Reimbursed costs from affiliates	64,829	60,023	4,806	60,023	47,534	12,489
	242,647	191,890	50,757	191,890	155,119	36,771
Operating Expenses						
General and administrative	(89,251)	(69,007)	(20,244)	(69,007)	(58,819)	(10,188)
Reimbursable costs	(64,829)	(60,023)	(4,806)	(60,023)	(47,534)	(12,489)
Depreciation and amortization	(3,464)	(4,652)	1,188	(4,652)	(3,807)	(845)
	(157,544)	(133,682)	(23,862)	(133,682)	(110,160)	(23,522)
Other Income and Expenses						
Other interest income	1,911	1,145	766	1,145	1,538	(393)
Income from equity investments in the REITs	21,196	4,468	16,728	4,468	2,160	2,308
Other income and (expenses)	140	334	(194)	334	4,099	(3,765)
	23,247	5,947	17,300	5,947	7,797	(1,850)
Income from continuing operations before income taxes	108,350	64,155	44,195	64,155	52,756	11,399
Provision for income taxes	(34,971)	(23,661)	(11,310)	(23,661)	(21,813)	(1,848)
Net income from investment management	73,379	40,494	32,885	40,494	30,943	9,551
Add: Net loss attributable to noncontrolling interests	2,542	2,372	170	2,372	2,374	(2)
Less: Net income attributable to redeemable noncontrolling interest	(1,923)	(1,293)	(630)	(1,293)	(2,258)	965
Net income from investment management attributable to W. P. Carey members	$ 73,998	$ 41,573	$ 32,425	$ 41,573	$ 31,059	$ 10,514

Asset Management Revenue

We earn asset-based management and performance revenue from the REITs based on the value of their real estate-related assets under management. This asset management revenue may increase or decrease depending upon (i) increases in the REIT asset bases as a result of new investments; (ii) decreases in the REIT asset bases as a result of sales of investments; (iii) increases or decreases in the appraised value of the real estate-related assets in the REIT investment portfolios; and (iv) whether the CPA® REITs are meeting their performance criteria. Each CPA® REIT met its performance criteria for all periods presented. The availability of funds for new investments is substantially dependent on our ability to raise funds for investment by the REITs.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, asset management revenue decreased by $9.4 million. Asset management decreased by $18.0 million, primarily due to recent property sales by the CPA® REITs and the change in our fee arrangement with CPA®:16 – Global under its new UPREIT structure after the CPA®:14/16 Merger. As discussed in Note 3, immediately after the CPA®:14/16 Merger, our asset management fee from CPA®:16 – Global was reduced from 1% to 0.5% of the property value of the assets under management and we now receive a distribution of up to 10% of the available cash, as defined, of CPA®:16 – Global's operating partnership, which we record as Income from equity investments in the REITs within the Investment Management segment. This decrease was partially offset by an increase in revenue of $8.4 million during 2011 from CPA®:17 – Global as a result of new investments that it entered into during 2010 and 2011.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, asset management revenue decreased by $0.4 million. Asset management revenue from the CPA® REITs decreased by $3.1 million as a result of declines in the appraised value of the real estate-related assets of CPA®:14, CPA®:15 and CPA®:16 – Global at December 31, 2009. This decrease was substantially offset by an increase in revenue of $2.6 million from CPA®:17 – Global as a result of new investments entered into during 2009 and 2010.

Structuring Revenue

We earn structuring revenue when we structure and negotiate investments and debt placement transactions for the REITs. Structuring revenue is dependent on investment activity, which is subject to significant period-to-period variation. We structured real estate investments on behalf of the REITs totaling approximately $1.2 billion during 2011, including a $395.5 million transaction in Italy in the third quarter on behalf of CPA®:17 – Global with a capitalization rate of approximately 8.0%, compared to $1.0 billion in 2010 and $507.7 million in 2009. Included in the 2011 investment activity were $169.3 million of self-storage properties acquired on behalf of CPA®:17 – Global, for which we earned structuring revenue of 1.75% of total equity invested and $75.9 million of hotel properties acquired on behalf of CWI, for which we earned structuring revenue of 2.5% of the total investment cost of the properties, compared to an average of 4.5% that we generally earn for structuring long-term net lease investments on behalf of the CPA® REITs. Additionally, included in the 2011 and 2010 investment activity were $73.7 million and $91.7 million, respectively, of real estate-related loans originated by us on behalf of CPA®:17 – Global, for which we earned structuring revenue of 1%. We waived any structuring revenue due from CPA®:16 – Global under its advisory agreement with us in connection with its acquisition of assets from CPA®:14 in the CPA®:14/16 Merger.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, structuring revenue increased by $2.3 million, primarily due to higher investment volume in the current year, partially offset by a lower rate of structuring revenue earned on the self-storage and hotel properties that we acquired on behalf of the REITs in 2011.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, structuring revenue increased by $21.3 million, primarily due to higher investment volume in 2010 compared to 2009.

Incentive, Termination and Subordinated Disposition Revenue

Incentive, termination and subordinated disposition revenue is generally earned in connection with events in which we provide liquidity or alternatives to the REITs' shareholders. These events typically do not occur every year, and no such event occurred during 2010 or 2009. However, in connection with providing a liquidity event for CPA®:14 shareholders in May 2011 in the form of the CPA®:14/16 Merger, we earned subordinated disposition revenue of $21.3 million in cash and termination revenue of $31.2 million, which we received in shares of CPA®:14 that were subsequently converted into shares of CPA®:16 – Global. As a condition of the Proposed Merger, we have agreed to waive our subordinated disposition and termination fees from CPA®:15.

Wholesaling Revenue

We earned a wholesaling fee of $0.15 per share sold in connection with CPA® 17 – Global's initial public offering through April 7, 2011. In addition, as discussed in Note 3 to the consolidated financial statements, we earn a dealer manager fee of up to $0.35 per share sold in connection with CPA® 17 – Global's follow-on offering and $0.30 per share sold in connection with CWI's initial public offering. We re-allow all or a portion of the dealer manager fees to selected dealers in the offerings. Dealer manager fees that are not re-allowed are classified as wholesaling revenue. Wholesaling revenue earned is generally offset by underwriting costs incurred in connection with the offerings, which are included in General and administrative expenses.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, wholesaling revenue increased by $0.6 million primarily due to shares sold in connection with CWI's initial public offering, for which the issuance of shares commenced on March 3, 2011, partially offset by a decrease in the numbers of shares sold related to CPA®:17 – Global's offerings.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, wholesaling revenue increased by $3.4 million primarily due to an increase in the number of shares sold related to CPA®:17 – Global's initial public offering in 2010 compared to 2009.

Reimbursed and Reimbursable Costs

Reimbursed costs from affiliates (revenue) and reimbursable costs (expenses) represent costs incurred by us on behalf of the REITs, consisting primarily of broker-dealer commissions and marketing and personnel costs, which are reimbursed by the REITs. Revenue from reimbursed costs from affiliates is offset by corresponding charges to reimbursable costs.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, reimbursed and reimbursable costs increased by $4.8 million, primarily due to $3.9 million of commissions paid to broker-dealers related to CWI's initial public offering and a $1.7 million increase in personnel costs reimbursed by the REITs primarily as a result of increased headcount in 2011.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, reimbursed and reimbursable costs increased by $12.5 million, primarily due to a higher level of commissions paid to broker-dealers related to CPA®:17 – Global's initial public offering related to a corresponding increase in funds raised.

General and Administrative

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, general and administrative expenses increased by $20.2 million, primarily due to increases in compensation-related costs of $15.0 million and professional fees of $2.9 million. Compensation-related costs were higher in 2011 due to several factors, including: an increase of $10.4 million in the amortization of stock-based compensation and an increase of $2.2 million in our expected bonus payout as a result of higher investment volumes in 2011. Stock-based compensation increased in 2011 as a result of changes in the expected vesting of performance share units ("PSUs") granted in 2009 and 2010 and an increase in the number of restricted share units ("RSUs") and PSUs awards issued to employees in 2011 in connection with entering into employment agreements with certain key employees during the year. Professional fees increased in 2011 primarily due to costs incurred in connection with exploring liquidity alternatives for certain of the CPA® REITs, including the CPA®:14/16 Merger and the Proposed Merger.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, general and administrative expenses increased by $10.2 million, primarily due to increases in compensation-related costs of $5.8 million, underwriting costs of $3.7 million and business development costs of $0.9 million. A $6.8 million increase in compensation-related costs that was primarily due to an increase in commissions to investment officers and our expected bonus payout as a result of the higher investment volume during 2010 was partially offset by a $2.0 million decrease in stock-based compensation expense due to the resignations of two senior officers during 2010. Underwriting costs related to CPA®:17 – Global's offering are generally offset by wholesaling revenue, which we earn based on the number of shares of CPA®:17 – Global sold.

Depreciation and Amortization

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, depreciation and amortization expenses decreased by $1.2 million, primarily due to one of the management contracts with CPA®:14 becoming fully amortized in December 2010.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, depreciation and amortization expenses increased by $0.8 million, primarily due to an increase in amortization expense as a result of costs incurred with upgrading our computer equipment and software in 2009.

Income from Equity Investments in the REITs

Distributions of available cash representing a portion of our proportionate share of earnings from the operating partnerships of CPA®:17 – Global, CWI and, subsequent to the CPA®:14/16 Merger, CPA®:16 – Global are recorded as income from equity investments in the REITs within the Investment Management segment. In addition, subsequent to the CPA®:14/16 Merger, amortization of deferred revenue related to our Special Member Interest in CPA®:16 – Global's operating partnership is also included in income from equity investments in the REITs within the Investment Management segment.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, income from equity investments in the REITs increased by $16.7 million. This increase was due in part to $6.2 million of initial cash distributions of our proportionate share of earnings received and earned from CPA®:16 – Global's operating partnership after the CPA®:14/16 Merger and $5.7 million of deferred revenue earned from our Special Member Interest in CPA®:16 – Global's operating partnership during 2011. In addition, cash distributions of our proportionate share of earnings received and earned from CPA®:17 – Global's operating partnership increased by $4.9 million as a result of new investments entered into during 2011 and 2010. As of December 31, 2011, we had not received any cash distributions of our proportionate share of earnings from CWI's operating partnership as it did not have earnings.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, income from equity investments in the REITs increased by $2.3 million, primarily due to higher cash distributions of our proportionate share of earnings from CPA®:17 – Global's operating partnership as a result of higher investment volume.

Other Income and (Expenses)

2011 — During 2011, we recognized other income of $0.1 million primarily due to gains realized on foreign currency transactions for the repatriation of cash from foreign countries.

2010 — During 2010, we recognized other income of $0.3 million primarily due to gains realized on foreign currency transactions for the repatriation of cash from foreign countries.

2009 — During 2009, we recognized other income of $4.1 million primarily related to a settlement of a dispute with a vendor regarding certain fees we paid in prior years for services they performed.

Provision for Income Taxes

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, provision for income taxes increased by $11.3 million, primarily due to $9.3 million of income taxes incurred during 2011 as a result of the $52.5 million incentive, termination and subordinated disposition income that we recognized in connection with the CPA®:14/16 Merger. Provision for income taxes also increased in the current year as a result of increased volume of investments structured on behalf of the REITs.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, our provision for income taxes increased by $1.8 million, primarily due to an increase in income from continuing operations before income taxes.

Net Income from Investment Management Attributable to W. P. Carey Members

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, the resulting net income from investment management attributable to W. P. Carey members increased by $32.4 million.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, the resulting net income from investment management attributable to W. P. Carey members increased by $10.5 million.

Funds from Operations — as Adjusted

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, AFFO from our Investment Management segment increased by $51.4 million, primarily as a result of the incentive, termination and subordinated disposition revenue that we recognized in connection with providing a liquidity event for CPA®:14 shareholders in May 2011 in the form of the CPA®:14/16 Merger. AFFO is a non-GAAP measure that we use to evaluate our business. For a definition of AFFO and reconciliation to net income attributable to W. P. Carey Members, see Supplemental Financial Measures below.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, AFFO from our Investment Management segment increased by $12.7 million, primarily due to higher investment volume.

Real Estate Ownership (in thousands)

	Years Ended December 31,					
	2011	2010	Change	2010	2009	Change
Revenues						
Lease revenues	$ 70,206	$ 59,881	$ 10,325	$ 59,881	$ 58,564	$ 1,317
Other real estate income	23,556	18,083	5,473	18,083	14,698	3,385
	93,762	77,964	15,798	77,964	73,262	4,702
Operating Expenses						
Depreciation and amortization	(25,054)	(17,952)	(7,102)	(17,952)	(17,072)	(880)
Property expenses	(13,241)	(10,416)	(2,825)	(10,416)	(6,699)	(3,717)
General and administrative	(4,456)	(4,422)	(34)	(4,422)	(4,999)	577
Other real estate expenses	(10,784)	(8,121)	(2,663)	(8,121)	(7,308)	(813)
Impairment charges	(10,432)	(1,140)	(9,292)	(1,140)	(3,516)	2,376
	(63,967)	(42,051)	(21,916)	(42,051)	(39,594)	(2,457)
Other Income and Expenses						
Income from equity investments in real estate and the REITs	30,032	26,524	3,508	26,524	11,265	15,259
Gain on change in control of interests	27,859	—	27,859	—	—	—
Other income and (expenses)	4,500	1,196	3,304	1,196	3,433	(2,237)
Interest expense	(21,920)	(15,725)	(6,195)	(15,725)	(14,462)	(1,263)
	40,471	11,995	28,476	11,995	236	11,759
Income from continuing operations before income taxes	70,266	47,908	22,358	47,908	33,904	14,004
Provision for income taxes	(2,257)	(2,161)	(96)	(2,161)	(980)	(1,181)
Income from continuing operations	68,009	45,747	22,262	45,747	32,924	12,823
(Loss) income from discontinued operations	(2,250)	(11,290)	9,040	(11,290)	6,701	(17,991)
Net income from real estate ownership	65,759	34,457	31,302	34,457	39,625	(5,168)
Less: Net income attributable to noncontrolling interests	(678)	(2,058)	1,380	(2,058)	(1,661)	(397)
Net income from real estate ownership attributable to W. P. Carey members	$ 65,081	$ 32,399	$ 32,682	$ 32,399	$ 37,964	$ (5,565)

The following table presents the components of our lease revenues (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Rental income	$59,549	$49,787	$47,945
Interest income from direct financing leases	10,657	10,094	10,619
	$70,206	$59,881	$58,564

The following table sets forth the net lease revenues (i.e., rental income and interest income from direct financing leases) that we earned from lease obligations through our direct ownership of real estate (in thousands):

Lessee	Years Ended December 31,		
	2011	2010	2009
CheckFree Holdings, Inc. [a]	$ 5,216	$ 5,103	$ 4,964
The American Bottling Company [b]	4,943	4,390	4,591
Federal Express Corporation [c]	4,922	—	—
Bouygues Telecom, S.A. [a] [d] [e]	4,002	3,852	6,410
JP Morgan Chase Bank, N.A. [f]	3,862	3,448	—
Orbital Sciences Corporation [g]	3,312	3,611	2,771
Eroski Sociedad Cooperativa [a] [d] [h]	3,235	1,710	—
Titan Corporation	2,913	2,912	2,912
Amylin Pharmaceuticals, Inc. [c]	2,908	—	—
AutoZone, Inc. [b]	2,818	2,241	2,228
Google, Inc. (formerly leased to Omnicom Group Inc.) [i]	2,173	1,518	1,251
Quebecor Printing, Inc.	1,936	1,916	1,919
Unisource Worldwide, Inc. [j]	1,926	1,923	1,668
CSS Industries, Inc. [k]	1,855	1,516	1,570
Jarden Corporation	1,614	1,614	1,614
Sybron Dental Specialties Inc. [l]	1,596	1,816	1,953
BE Aerospace, Inc.	1,580	1,580	1,580
Eagle Hardware & Garden, a subsidiary of Lowe's Companies	1,492	1,568	1,574
Sprint Spectrum, L.P.	1,486	1,425	1,425
Enviro Works, Inc.	1,216	1,255	1,426
Other [d]	15,201	16,483	18,708
	$70,206	$59,881	$58,564

(a) These revenues are generated in consolidated ventures, generally with our affiliates, and on a combined basis, include lease revenues applicable to noncontrolling interests totaling $2.6 million, $3.8 million and $3.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.
(b) The increase in 2011 was due to an out-of-period adjustment (Note 2).
(c) In connection with the CPA®:14 Asset Sales, we purchased the remaining interest in this investment from CPA®:14 (Note 4). Subsequent to the acquisition, we consolidate this investment. We had previously accounted for this investment under the equity method.
(d) Amounts are subject to fluctuations in foreign currency exchange rates. The average conversion rate for the U.S. dollar in relation to the Euro increased by approximately 5% during the year ended December 31, 2011 as compared to 2010 and decreased by approximately 5% during the year ended December 31, 2010 as compared to 2009, resulting in a positive impact on lease revenues in 2011 and a negative impact on lease revenues in 2010 for our Euro-denominated investments.
(e) The decrease in 2010 was due to a lease restructuring in January 2010.
(f) We acquired this investment in February 2010.
(g) We completed an expansion at this facility in January 2010, at which time we recognized deferred rental income of $0.3 million.
(h) We acquired this investment in June 2010.
(i) In January 2011, we signed a new 15-year lease with Google, Inc. The lease with the former tenant, Omnicom Group Inc., expired in September 2010. The increase in 2010 reflects the accelerated amortization of below-market rent intangibles as a result of the former tenant not renewing its lease with us.
(j) The increase in 2010 was due to a rent increase as a result of a lease renewal in October 2009.
(k) A tenant-funded improvement at this facility was completed in 2011, at which time we recognized deferred rental income of $0.3 million.
(l) The decrease in 2011 was due to an out-of-period adjustment (Note 2).

We recognize income from equity investments in real estate, of which lease revenues are a significant component. The following table sets forth the net lease revenues earned by these ventures. Amounts provided are the total amounts attributable to the ventures and do not represent our proportionate share (dollars in thousands):

Lessee	Ownership Interest at December 31, 2011	Years Ended December 31, 2011	2010	2009
The New York Times Company [(a)]	18%	$27,796	$26,768	$21,751
Carrefour France, SAS [(b)]	46%	20,228	19,618	21,481
Medica – France, S.A. [(b)]	46%	6,789	6,447	6,917
Schuler A.G. [(b)]	33%	6,555	6,208	6,568
U. S. Airways Group, Inc.	75%	4,421	4,421	4,356
Hologic, Inc.	36%	3,623	3,528	3,387
Federal Express Corporation [(c)]	100%	2,391	7,121	7,044
Symphony IRI Group, Inc.[(d)]	33%	2,182	4,164	4,973
Consolidated Systems, Inc.	60%	1,933	1,831	1,831
Amylin Pharmaceuticals, Inc. [(c) (e)]	100%	1,342	4,027	3,635
Childtime Childcare, Inc.	34%	1,258	1,303	1,332
The Retail Distribution Group [(f)]	0%	—	206	1,020
		$78,518	$85,642	$84,295

(a) We acquired our interest in this investment in March 2009.

(b) Amounts are subject to fluctuations in foreign currency exchange rates. The average conversion rate for the U.S. dollar in relation to the Euro increased by approximately 5% during the year ended December 31, 2011 as compared to 2010 and decreased by approximately 5% during the year ended December 31, 2010 as compared to 2009, resulting in a positive impact on lease revenues in 2011 and a negative impact on lease revenues in 2010 for our Euro-denominated investments.

(c) In connection with the CPA®:14 Asset Sales, we purchased the remaining interest in this investment from CPA®:14 (Note 4). Subsequent to the acquisition, we consolidate this investment.

(d) In June 2011, this venture sold one of its properties and distributed the proceeds to the venture partners. The decrease in 2010 was due to a lease restructuring.

(e) The increase in 2010 was due to a CPI-based (or equivalent) rent increase and a lease restructuring.

(f) In March 2010, the venture completed the sale of this property, and as a result, we have no further economic interest in this venture.

The above table does not reflect our share of interest income from our 5% interest in a venture that has a note receivable (see "Financial Condition — Off-Balance Sheet Arrangements and Contractual Obligations — Equity Method Investments" below). For the years ended December 31, 2011, 2010 and 2009, the venture recognized interest income of $1.9 million, $24.2 million and $27.1 million, respectively. These amounts represent total amounts attributable to the entire venture, not our proportionate share, and are subject to fluctuations in the exchange rate of the Euro.

Lease Revenues

As of December 31, 2011, 66% of our net leases, based on annualized contractual minimum base rent, provide for adjustments based on formulas indexed to changes in the CPI, or other similar indices for the jurisdiction in which the property is located, some of which have caps and/or floors. In addition, 28% of our net leases have fixed rent adjustments. We own international investments and, therefore, lease revenues from these investments are subject to fluctuations in exchange rate movements in foreign currencies.

During the quarter ended December 31, 2011, we entered into one new lease with a total contractual annual minimum base rent of $0.2 million and a term of nine years and we modified five leases. We amended leases with contractual annual minimum base rents aggregating $1.4 million which represented an 11% reduction from the terms of the prior leases. We did not provide for any tenant concessions in connection with these lease amendments.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, lease revenues increased by $10.3 million, primarily due to $9.4 million of lease revenue generated from new investments we entered into during 2010 and 2011, including the properties we purchased in May 2011 from CPA®:14 in connection with the CPA®:14 Asset Sales. In addition, lease revenues increased by $0.9 million as a result of an out-of-period adjustment recorded in the fourth quarter of 2011 (Note 2) and $0.8 million as a result of scheduled rent increases at several properties. These increases were partially offset by the impact of recent tenant activity, including lease restructurings, lease expirations and property sales, which resulted in a reduction to lease revenues of $1.0 million.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, lease revenues increased by $1.3 million, primarily due to $6.0 million in lease revenue from new investments and an expansion we placed into service during 2010, partially offset by the impact of 2010 and 2009 tenant activity (including lease restructurings, lease expirations and property sales), which reduced lease revenues by $4.9 million.

Other Real Estate Income

Other real estate income generally consists of revenue from Carey Storage, a subsidiary that holds investments in 21 domestic self-storage properties, and Livho, a subsidiary that operates a hotel franchise in Livonia, Michigan. Other real estate income also includes lease termination payments and other non-rent related revenues from real estate ownership.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, other real estate income increased by $5.5 million, primarily due to an increase of $3.2 million in income generated from the eight new self-storage properties acquired during the third quarter of 2010 and an increase in reimbursable tenant costs of $1.9 million. Reimbursable tenant costs are recorded as both revenue and expenses and therefore have no net impact on our results of operations.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, other real estate income increased by $3.4 million, primarily due to increases in reimbursable tenant costs of $2.7 million as well as income of $1.5 million from the eight new self-storage properties acquired in the third quarter of 2010. These increases were partially offset by a decrease in lease termination income of $1.0 million. Reimbursable tenant costs are recorded as both revenue and expenses and therefore have no impact on our results of operations.

Depreciation and Amortization

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, depreciation and amortization increased by $7.1 million. Depreciation and amortization increased by $5.6 million as a result of our 2011 and 2010 investment activity, including $4.7 million attributable to the properties we purchased from CPA®:14 in May 2011 (Note 4). In addition, depreciation and amortization increased by $2.2 million as a result of an out-of-period adjustment recorded in the fourth quarter of 2011 (Note 2). These increases were partially offset by a decrease in amortization of $0.6 million as a result of lease intangible assets related to two tenants becoming fully amortized in 2010.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, depreciation and amortization increased by $0.9 million primarily due to depreciation and amortization of $2.3 million related to new investments we entered into and an expansion we placed into service during 2010. This increase was partially offset by a $1.0 million write-off of intangible assets as a result of a lease termination in June 2009 that resulted in lower amortization in 2010 and a $0.5 million decrease in depreciation and amortization as a result of several assets becoming fully depreciated or amortized.

Property Expenses

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, property expenses increased by $2.8 million, primarily due to an increase in reimbursable tenant costs of $1.9 million and a $0.6 million performance fee paid to a third-party manager on a foreign property as a result of meeting its performance criteria.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, property expenses increased by $3.7 million, primarily due to an increase in reimbursable tenant costs of $2.7 million. The remainder of the increase was due to two tenants vacating properties during 2010.

Other Real Estate Expenses

Other real estate expenses generally consist of operating expenses related to Carey Storage and Livho as described in "Other Real Estate Income" above.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, other real estate expenses increased by $2.7 million, primarily due to an increase of $1.8 million in operating expenses as a result of the eight new self-storage properties acquired during the third quarter of 2010. In addition, operating expenses from Livho increased by $0.9 million in 2011 as compared to 2010.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, other real estate expenses increased by $0.8 million, primarily due to operating expenses from the eight new self-storage properties acquired during the third quarter of 2010.

Impairment Charges

Our impairment charges are more fully described in Note 10. Impairment charges related to our continuing real estate ownership operations were as follows (in thousands):

	Years Ended December 31,			
Lessee	2011	2010	2009	Triggering Event
The Titan Corporation	$ 5,833	$ —	$ —	Tenant not renewing lease; anticipated sale
United States Postal Service	4,934	—	—	Tenant not renewing lease; anticipated sale
The American Bottling Company	(868)	—	1,571	Decline in unguaranteed residual value of properties
Others	533	1,140	1,945	Tenants not renewing leases or vacated; anticipated sales; and decline in unguaranteed residual value of properties
Total	$10,432	$1,140	$3,516	

Income from Equity Investments in Real Estate and the REITs

Income from equity investments in real estate and the REITs represents our proportionate share of net income or loss (revenue less expenses) from our interests in unconsolidated real estate investments and our investments in the REITs. However, a portion of our equity earnings from the REITs, equivalent to the cash distributions from the related operating partnerships, is included in the Investment Management segment. The net income of the REITs fluctuates based on the timing of transactions, such as new leases and property sales, as well as the level of impairment charges.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, income from equity investments in real estate increased by $3.5 million, primarily due to an increase in equity income from the CPA® REITs totaling $6.4 million. Results of operations from the REITs during 2011 included the following gains and expenses: net gains of $78.8 million from the CPA®:14 Asset Sales, of which our share was approximately $7.4 million; a bargain purchase gain for CPA®:16 – Global of $28.7 million because the fair value of CPA®:14 exceeded the CPA®:14/16 Merger consideration, of which our share was approximately $5.0 million; a net gain of $33.5 million on the sales of several properties and the extinguishment of several related mortgage loans, of which our share was approximately $3.7 million; impairment charges totaling $61.7 million, of which our share was approximately $7.8 million; and $13.6 million of expenses incurred in connection with the CPA®:14/16 Merger, of which our share was approximately $2.4 million. Equity income from the REITs also increased by approximately $4.1 million in 2011 as a result of our $121.0 million incremental investment in CPA®:16 – Global in connection with the CPA®:14/16 Merger. Results of operations for the REITs during 2010 included the following gains and charges: net gains on extinguishment of a mortgage loan and deconsolidation of three subsidiaries totaling $44.0 million, of which our share was approximately $5.6 million; and impairment charges totaling $40.7 million, of which our share was approximately $3.0 million. In addition, we recognized an other-than-temporary impairment charge of $1.4 million on the Schuler venture in 2010. These increases in equity income were partially offset by decreases of $2.5 million as a result of the net gains recognized by the Retail Distribution venture in connection with the sale of its property in March 2010 and $1.7 million related to the Symphony IRI venture reflecting our share of its $8.6 million impairment charge and an other-than-temporary impairment charge recognized by us in 2011 to reflect the decline in fair value of our interest in the venture.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, income from equity investments in real estate and the REITs increased by $15.3 million. During 2010, we recognized income from equity investments in the REITs of $10.5 million, compared to a loss of $2.5 million in 2009, primarily due to a reduction in impairment charges recognized by the CPA® REITs. Results of operations for the REITs during 2010 included the following gains and charges: net gains on extinguishment of a mortgage loan and deconsolidation of three subsidiaries totaling $44.0 million, of which our share was approximately $5.6 million; and impairment charges totaling $40.7 million, of which our share was approximately $3.0 million. Results of operations for the REITs during 2009 included impairment charges totaling $170.0 million, of which our share was approximately $11.5 million.

During 2010, we also recognized income of $2.5 million from a venture, Retail Distribution, in connection with the sale of its property in March 2010, as well as an increase in income of $0.7 million due to higher foreign taxes incurred in 2009 on our international ventures. Income from the Amylin venture increased by $0.4 million as a result of its purchase accounting adjustment becoming fully amortized as well as higher rental income recognized in connection with a lease restructuring in 2009. These increases were partially offset by the other-than-temporary impairment charge of $1.4 million recognized during 2010 on the Schuler venture described above.

Gain on Change in Control of Interests

As discussed in Note 4, in May 2011 we purchased the remaining interests in the Federal Express and Amylin ventures from CPA®:14, which we had previously accounted for under the equity method. In connection with the purchase of these properties, we recognized a net gain of $27.9 million during the year ended December 31, 2011 to adjust the carrying value of our existing interests in these ventures to their estimated fair values.

Other Income and (Expenses)

Other income and (expenses) consists primarily of gains and losses on foreign currency transactions and derivative instruments, and prior to September 2010 also included the Investor's profit-sharing interest in income or losses from Carey Storage (Note 4). We and certain of our foreign consolidated subsidiaries have intercompany debt and/or advances that are not denominated in the entity's functional currency. When the intercompany debt or accrued interest thereon is remeasured against the functional currency of the entity, a gain or loss may result. For intercompany transactions that are of a long-term investment nature, the gain or loss is recognized as a cumulative translation adjustment in other comprehensive income. We also recognize gains or losses on foreign currency transactions when we repatriate cash from our foreign investments.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, other income increased by $3.3 million. In connection with the CPA®:14/16 Merger, we agreed to receive shares of CPA®:16 – Global in respect of our shares of CPA®:14. As a result, during 2011, we recognized a gain of $2.8 million on the conversion of our shares of CPA®:14 to shares of CPA®:16 – Global to reflect the carrying value of our investment at its estimated fair value. In addition, we recognized a gain of $1.0 million on the conversion of our termination revenue to shares of CPA®:14 because the fair value of the shares received exceeded the termination revenue. Other income during 2011 also included a net gain of $0.6 million as a result of exercising certain warrants granted to us by lessees. These gains were partially offset by a net loss of $0.8 million recognized by the Investor during 2010 on its profit sharing interest in Carey Storage.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, other income decreased by $2.2 million. Results for 2009 included a $7.0 million gain recognized by our Carey Storage subsidiary on the repayment of the $35.0 million outstanding balance on its secured credit facility for $28.0 million, partially offset by the Investor's profit-sharing interest in the gain totaling $4.2 million.

Interest Expense

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, interest expense increased by $6.2 million, primarily as a result of mortgages assumed in connection with the acquisition of properties from CPA®:14 in May 2011(Note 4) and mortgage financing obtained in connection with our investment activities during 2011 and 2010, which resulted in increases to interest expense of $3.6 million and $1.8 million, respectively. Additionally, interest expense on our lines of credit increased by $1.0 million as a result of higher average outstanding balances in 2011 as compared to the prior year.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, interest expense increased by $1.3 million, primarily as a result of mortgage financing obtained in connection with our investment activities during 2010.

Provision for Income Taxes

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, provision for income taxes increased by $0.1 million.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, provision for income taxes increased by $1.2 million, primarily due to an increase in equity earnings from the CPA® REITs.

(Loss) Income from Discontinued Operations

(Loss) income from discontinued operations represents the net income or loss (revenue less expenses) from the operations of properties that were sold or held for sale and a subsidiary that we deconsolidated (Note 16).

2011 — For the year ended December 31, 2011, loss from discontinued operations was $2.3 million primarily due to a net loss on the sale of properties of $3.4 million. This loss was partially offset by a $1.0 million gain recognized during the third quarter of 2011 on the deconsolidation of a subsidiary because we ceased to exercise control over the activities that most significantly impact its economic performance when a receiver took possession of the property.

2010 — For the year ended December 31, 2010, loss from discontinued operations was $11.3 million, primarily due to impairment charges recognized of $14.2 million. These charges were partially offset by income generated from the operations of these properties of $2.5 million and a net gain on the sales of these properties of $0.5 million.

2009 — For the year ended December 31, 2009, we earned income from discontinued operations of $6.7 million. During 2009, we sold five domestic properties and recognized a net gain of $7.7 million. We also recognized income generated from the operations of these properties of $5.9 million. These increases in income were partially offset by impairment charges recognized on these properties of $6.9 million.

Net Income from Real Estate Ownership Attributable to W. P. Carey Members

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, the resulting net income from real estate ownership attributable to W. P. Carey members increased by $32.7 million.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, the resulting net income from real estate ownership attributable to W. P. Carey members decreased by $5.6 million.

Funds from Operations — as Adjusted

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, AFFO from real estate ownership increased by $6.6 million, primarily as a result of the new investments that we entered into during 2011 and 2010, including the properties we purchased from CPA®:14 in connection with the CPA®:14 Asset Sales, as well as increased income generated from our equity interests in the REITs primarily due to our incremental investment in CPA®:16 – Global. AFFO is a non-GAAP measure that we use to evaluate our business. For a definition of AFFO and reconciliation to net income attributable to W. P. Carey Members, see Supplemental Financial Measures below.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, AFFO from real estate ownership decreased by $4.7 million reflecting the impact of 2010 and 2009 tenant activity, including lease restructurings, lease expirations and property sales.

Financial Condition

Sources and Uses of Cash During the Year

Our cash flows fluctuate period to period due to a number of factors, which may include, among other things, the nature and timing of receipts of transaction-related and performance revenue, the performance of the CPA® REITs relative to their performance criteria, the timing of purchases and sales of real estate, the timing of proceeds from non-recourse mortgage loans and receipt of lease revenue, the timing and characterization of distributions received from equity investments in real estate and the REITs, the timing of certain payments, the receipt of the annual installment of deferred acquisition revenue and interest thereon in the first quarter from certain of the CPA® REITs, and changes in foreign currency exchange rates. Despite these fluctuations, we believe that we will generate sufficient cash from operations and from equity distributions in excess of equity income in real estate to meet our normal recurring short-term and long-term liquidity needs. We may also use existing cash resources, the proceeds of non-recourse mortgage loans, unused capacity on our line of credit and the issuance of additional equity securities to meet these needs. We assess our ability to access capital on an ongoing basis. Our sources and uses of cash during the year are described below.

Operating Activities

Cash flow from operating activities decreased by $6.3 million during 2011 as compared to 2010 primarily due to the following reasons:

- We received approximately $16.8 million less in cash for providing asset-based management services to the REITs, primarily related to the conversion of our performance fee into a Special Member Interest in CPA®:16 – Global's operating partnership. This decrease was partially offset by $6.2 million of cash distributions received from our Special Member Interest in CPA®:16 – Global's operating partnership as well as an increase of $4.9 million in cash distributions received from CPA®:17 – Global's operating partnership.

- We received approximately $21.3 million of subordinated disposition revenue in cash from CPA®:14 upon completion of the CPA®:14/16 Merger in May of 2011. We paid taxes of approximately $11.4 million related to the CPA®:14/16 Merger in September 2011. This net increase of $9.9 million in cash flow was substantially offset by an increase in General and administrative expense of approximately $9.0 million as a result of higher compensation – related costs and professional fees.

As described in Note 3, in both 2011 and 2010, we elected to receive all asset management revenue in cash, with the exception of CPA®:17 – Global's asset management fee, which we elected to receive in its common shares. For both 2011 and 2010, we also elected to receive performance revenue from CPA®:16 – Global in its shares, while for CPA®:14 and CPA®:15 we elected to receive 80% of all performance revenue in their shares, with the remaining 20% payable in cash. Subsequent to CPA®:16 – Global's UPREIT reorganization in May 2011, we no longer earn performance revenue from CPA®:16 – Global, but we receive a distribution of available cash from its operating partnership. We also elected to receive asset management revenue from CPA®:16 – Global in its shares after the CPA®:14/16 Merger. For CWI, we elected to receive all asset management revenue in cash for 2011.

Investing Activities

Our investing activities are generally comprised of real estate-related transactions (purchases and sales) and capitalized property improvements. During 2011, we used $121.0 million to purchase newly issued shares of CPA®:16 – Global to enable it to pay the merger consideration in the CPA®:14/16 Merger (Note 3) and we also made a $0.3 million contribution to its operating partnership. We made contributions to unconsolidated ventures totaling $2.3 million, including $2.1 million to a venture to pay off our share of its maturing non-recourse mortgage loan. We also used $24.3 million to purchase two properties from CPA®:14 in connection with the CPA®:14 Asset Sales and $13.2 million to make capital improvements to various properties. In addition, we used $96.0 million to make three loans to two of our affiliates, CPA®:17 – Global and CWI, in order to facilitate certain of their property acquisitions, which were repaid in 2011. Cash inflows during the current year included $20.8 million in distributions from equity investments in real estate and the REITs in excess of cumulative equity income, including $11.1 million received on our shares of CPA®:14 as a result of the $1.00 per share special cash distribution paid by CPA®:14 to its shareholders in connection with the CPA®:14/16 Merger. We also received cash proceeds of $12.5 million from the sale of seven properties and recovered $5.0 million of foreign value-added-taxes ("VAT") in connection with an international investment. Funds totaling $6.7 million and $2.6 million were invested in and released from, respectively, lender-held investment accounts.

Financing Activities

During 2011, we paid distributions to shareholders of $85.8 million and paid distributions of $7.3 million to affiliates who hold noncontrolling interests in various entities we consolidate. We used $7.5 million to purchase the noncontrolling interest in an entity from CPA®:14 in connection with the CPA®:14 Asset Sales. We also made scheduled mortgage principal payments of $25.3 million and obtained mortgage financing of $45.5 million. Net borrowings under our lines of credit increased overall by $91.4 million since December 31, 2010 and were comprised of gross borrowings of $251.4 million and repayments of $160.0 million. Net borrowings under our lines of credit were used primarily to fund the $121.3 million purchase of CPA®:16 – Global shares described above and our acquisition of properties in the CPA®:14 Asset Sales (Note 4). In connection with modifying our unsecured line of credit and obtaining financing for our properties in 2011, we paid financing fees totaling $7.8 million.

Adjusted Cash Flow from Operating Activities

Adjusted cash flow from operating activities is a non-GAAP measure that we use to evaluate our business. For a definition of adjusted cash flow from operating activities and reconciliation to cash flow from operating activities, see Supplemental Financial Measures below. Our adjusted cash flow from operating activities for 2011 and 2010 was $98.6 million and $88.6 million, respectively. This increase was primarily due to the $8.9 million, net of income tax, we received as a result of the $1.00 per share special cash distribution received from CPA®:14 on our shares of CPA®:14 in connection with the CPA®:14/16 Merger, higher cash distributions received from CPA®:17 – Global's operating partnership as a result of new investments that it entered into during 2010 and 2011, and the initial cash distributions received from CPA®:16 – Global's operating partnership. These increases in adjusted cash flow from operating activities were partially offset by a reduction in cash received from providing asset-based management services to the REITs as a result of the fact that we no longer receive cash asset management fees from CPA®:14 after the CPA®:14/16 Merger and CPA®:16 – Global as a result of the UPREIT Reorganization.

Summary of Financing

The table below summarizes our non-recourse and limited-recourse debt and credit facility (dollars in thousands):

	December 31, 2011	December 31, 2010
Balance		
Fixed rate	$258,886	$147,872
Variable rate [a]	330,483	249,110
Total	$589,369	$396,982
Percent of total debt		
Fixed rate	44%	37%
Variable rate [a]	56%	63%
	100%	100%
Weighted average interest rate at end of year		
Fixed rate	5.6%	6.0%
Variable rate [a] [b]	4.6%	2.5%

(a) Variable-rate debt at December 31, 2011 included (i) $233.2 million outstanding under our new unsecured line of credit, (ii) $47.0 million that has been effectively converted to fixed rates through interest rate swap derivative instruments and (iii) $42.6 million in mortgage loan obligations that bore interest at fixed rates but have interest rate reset features that may change the interest rates to then-prevailing market fixed rates (subject to specified caps) at certain points during their term.

(b) The increase was primarily due to a higher interest rate on our new unsecured line of credit, which was 4.0% at December 31, 2011, compared to a rate of 1.2% at December 31, 2010 under our then-existing unsecured line of credit. As discussed in "Line of Credit" below, pursuant to its terms, we converted the interest rate on our new line of credit to a Eurocurrency rate on January 3, 2012, at which time the interest rate was 2.0%.

Cash Resources

At December 31, 2011, our cash resources consisted of the following:

- cash and cash equivalents totaling $29.3 million. Of this amount, $7.4 million, at then-current exchange rates, was held by foreign subsidiaries. We could be subject to restrictions or significant costs should we decide to repatriate these amounts;
- a line of credit with unused capacity of $210.0 million, excluding amounts reserved for outstanding letters of credit. Our lender has issued letters of credit totaling $6.8 million on our behalf in connection with certain contractual obligations, which reduce amounts that may be drawn under the line of credit; and
- we also had unleveraged properties that had an aggregate carrying value of $220.6 million at December 31, 2011, although there can be no assurance that we would be able to obtain financing for these properties.

Our cash resources can be used for working capital needs and other commitments and may be used for future investments. We continue to evaluate fixed-rate financing options, such as obtaining non-recourse financing on our unleveraged properties. Any financing obtained may be used for working capital objectives and/or may be used to pay down existing debt balances or to fund acquisitions.

Line of Credit

Our new unsecured credit facility is more fully described in Note 11. A summary of our line of credit is provided below (in thousands):

	December 31, 2011		December 31, 2010	
	Outstanding Balance	Maximum Available	Outstanding Balance	Maximum Available
Unsecured line of credit	$ 233,160	$450,000	$ 141,750	$250,000

At December 31, 2010, we had a $250.0 million unsecured revolving line of credit that was scheduled to mature in June 2012. On May 2, 2011, we obtained a $30.0 million secured revolving line of credit from Bank of America that was coterminous with the unsecured line of credit, expiring in June 2012. In December 2011, we terminated the secured and unsecured lines of credit. We entered into a new unsecured revolving line of credit in order to extend the maturity and to provide for additional commitments as described below and accounted for this transaction as a modification of the original loan and capitalized the related financing costs totaling $6.7 million, which will be amortized to interest expense over the remaining term of the credit facility. The previous unsecured revolving line of credit had an outstanding balance of $233.2 million, which we rolled over to the new unsecured line of credit. The secured line of credit had no outstanding balance on the date of termination.

The new line of credit provides for an aggregate principal amount of up to $450.0 million that matures in December 2014, but may be extended by one year at our option, subject to the conditions provided in the credit agreement. At our election, the principal amount available under the new line of credit may be increased by up to an additional $125.0 million, subject to the conditions provided in the credit facility agreement. The new line of credit also permits (i) up to $150.0 million under the line of credit to be borrowed in certain currencies other than the U.S. dollars, (ii) swing line loans of up to $35.0 million under the line of credit, and (iii) the issuance of letters of credit under the line of credit in an aggregate amount not to exceed $50.0 million.

The new line of credit provides for an annual interest rate, at our election, of either (i) the Eurocurrency Rate or (ii) the Base Rate, in each case plus the Applicable Rate (each as defined in the credit agreement). Prior to us obtaining an Investment Grade Debt Rating (as defined in the credit agreement), the Applicable Rate on Eurocurrency Rate loans and letters of credit ranges from 1.75% to 2.50% and the Applicable Rate on Base Rate loans ranges from 0.75% to 1.50%. After an Investment Grade Debt Rating has been obtained, the Applicable Rate on Eurocurrency Rate loans and letters of credit ranges from 1.10% to 2.00% and the Applicable Rate on Base Rate loans ranges from 0.10% to 1.00%. Swing line loans will bear interest at the Base Rate plus the Applicable Rate then in effect. In addition, prior to obtaining an Investment Grade Debt Rating, we pay a quarterly fee ranging from 0.3% to 0.4% of the unused portion of the line of credit, depending on our leverage ratio. After an Investment Grade Debt Rating has been obtained, we will pay a facility fee ranging from 0.2% to 0.4% of the total commitment. At December 31, 2011, the outstanding balance on this line of credit was $233.2 million with an annual interest rate consisting of a Base Rate of 3.5% plus 0.5%. On January 2, 2012, we converted the interest rate to a Eurocurrency Rate, which is equal to the London inter-bank offered rate ("LIBOR") of 0.30% plus 1.75%. In addition, as of December 31, 2011, our lenders had issued letters of credit totaling $6.8 million on our behalf in connection with certain contractual obligations. At December 31, 2011, the line of credit had unused capacity of $210.0 million, reflecting outstanding letters of credit, which reduce amounts that may be drawn. The line of credit is expected to be utilized primarily for potential new investments, repayment of existing debt and general corporate purposes.

The line of credit requires us to ensure that the total Restricted Payments (as defined in the credit agreement) made in the current quarter, when added to the total for the three preceding fiscal quarters, does not exceed 90% of Adjusted Total EBITDA (as defined in the credit agreement), for the four preceding fiscal quarters. Restricted Payments include quarterly dividends and the total amount of shares repurchased by us, if any, in excess of $10.0 million per year. In addition to placing limitations on dividend distributions and share repurchases, the credit agreement stipulates six financial covenants that require us to maintain the following ratios and benchmarks at the end of each quarter (the quoted variables are specifically defined in the credit facility agreement):

(i) a "maximum leverage" ratio, which requires us to maintain a ratio for "total outstanding indebtedness" to "total value" of 60% or less;

(ii) a "maximum secured debt" ratio, which requires us to maintain a ratio for "total secured outstanding indebtedness" (inclusive of permitted "indebtedness of subsidiaries") to "total value" of 40% or less;

(iii) a "minimum combined equity value," which requires us to maintain a "total value" less "total outstanding indebtedness" of at least $850.0 million. This amount must be adjusted in the event of any securities offering by adding 80% of the "fair market value of all net offering proceeds;"

(iv) a "minimum fixed charge coverage ratio," which requires us to maintain a ratio for "adjusted total EBITDA" to "fixed charges" of 1.40 to 1.00;

(v) a "minimum unsecured interest coverage ratio," which requires us to maintain a ratio of "unencumbered property NOI plus unencumbered management EBITDA" to "interest expense on total unsecured outstanding indebtedness of 2.00 to 1.00; and

(vi) a limitation on "recourse indebtedness," which prohibits us from incurring additional secured indebtedness other than "non-recourse indebtedness" or indebtedness that is recourse to us that exceeds $75.0 million or 5% of the "total value," whichever is greater.

We were in compliance with these covenants at December 31, 2011.

Cash Requirements

During 2012, we expect that cash payments will include paying distributions to our shareholders and to our affiliates who hold noncontrolling interests in entities we control and making scheduled mortgage loan principal payments, including mortgage balloon payments totaling $28.3 million, as well as other normal recurring operating expenses.

We expect to fund future investments, any capital expenditures on existing properties and scheduled debt maturities on non-recourse mortgage loans through cash generated from operations, the use of our cash reserves or unused amount on our line of credit.

Expected Impact of Proposed Merger

If consummated, we currently expect the Proposed Merger to have the following impact on our liquidity and results of operations by the third quarter of 2012; however there can be no assurance that the transaction will be completed during this time frame or at all.

The estimated total Proposed Merger Consideration includes the cash of approximately $151.8 million and the issuance of approximately 28,241,000 of our shares, based on the total shares of CPA®:15 outstanding of 131,566,206, of which 10,153,074 shares were owned by us, on February 17, 2012. We have obtained a commitment for a $175.0 million term loan as part of our credit facility in order to pay for the cash portion of the consideration in the Proposed Merger.

Impact of CPA®:14/16 Merger and Asset Purchase

The financial impact of the CPA®:14/16 Merger and our purchase of the assets from CPA®:14 in the CPA®:14 Asset Sales (Note 3) had the following impact on our 2011 results as compared to 2010:

- An increase in dividends of approximately $4.7 million associated with our incremental investment in CPA®:16 – Global resulting in net cash flow after tax of $4.3 million;
- An increase in lease revenues and cash flow totaling approximately $7.6 million and $3.1 million, respectively, related to the properties we acquired from CPA®:14 in the CPA®:14 Asset Sales;
- A tax benefit of approximately $4.2 million related to the change in our advisory fee arrangement with CPA®:16 – Global in connection with its UPREIT reorganization;
- A reduction in asset management revenue of approximately $13.0 million as a result of the modification of our advisory agreement with CPA®:16 – Global in connection with its UPREIT reorganization and assets sold by CPA®:14 to us and to third parties in the CPA®:14 Asset Sales;
- A reduction in equity income of approximately $0.4 million related to the consolidation of the two ventures acquired from CPA®:14 in the CPA®:14 Asset Sales;
- An increase in interest expense of approximately $4.4 million related to interest payments on the existing non-recourse mortgages relating to the properties we acquired in the CPA®:14 Asset Sales and incremental borrowings under our prior unsecured credit facility to finance the CPA®:14/16 Merger;
- Increases to our equity earnings of approximately $6.2 million related to cash distributions received and $5.7 million of deferred revenue recognized as a result of acquiring the Special Member Interest in CPA®:16 – Global's operating partnership; and
- A net increase in equity earnings of approximately $2.6 million as a result of our $121.0 million incremental investment in shares of CPA®:16 – Global and the assets sold by CPA®:14 to us and to third parties in the CPA®:14 Asset Sales.

The properties we acquired from CPA®:14 have lease expirations between December 2015 and August 2019, renewable at the tenant's option. There are no scheduled balloon payments on any of the long-term debt obligations that we assumed in connection with the CPA®:14/16 Merger until June 2016.

Off-Balance Sheet Arrangements and Contractual Obligations

The table below summarizes our debt, other contractual obligations, and off-balance sheet arrangements at December 31, 2011 and the effect that these arrangements and obligations are expected to have on our liquidity and cash flow in the specified future periods (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Non-recourse and limited-recourse debt — Principal [(a)]	$357,254	$37,518	$ 22,052	$107,327	$190,357
Line of credit — Principal [(b)]	233,160	—	233,160	—	—
Interest on borrowings [(c)]	148,919	29,341	54,562	30,037	34,979
Operating and other lease commitments [(d)]	9,716	1,017	1,997	1,790	4,912
Property improvement commitments	1,220	1,220	—	—	—
	$750,269	$69,096	$311,771	$139,154	$230,248

(a) Excludes approximately $1.0 million of purchase accounting adjustments required in connection with the CPA®:14/16 Merger, which are included in Non-recourse and limited-recourse debt at December 31, 2011.
(b) Our new unsecured line of credit is scheduled to mature in December 2014, unless extended pursuant to its terms.
(c) Interest on unhedged variable-rate debt obligations was calculated using the applicable annual variable interest rates and balances outstanding at December 31, 2011.
(d) Operating and other lease commitments consist primarily of the future minimum rents payable on the lease for our principal offices. We are reimbursed by affiliates for their share of the future minimum rents under an office cost-sharing agreement. These amounts are allocated among the entities based on gross revenues and are adjusted quarterly. The table above excludes the rental obligation of a venture in which we own a 46% interest. Our share of this obligation totals approximately $2.7 million over the lease term through January 2063.

Amounts in the table above related to our foreign operations are based on the exchange rate of the local currencies at December 31, 2011, which consisted primarily of the Euro. At December 31, 2011, we had no material capital lease obligations for which we were the lessee, either individually or in the aggregate.

Equity Method Investments

We have investments in unconsolidated ventures that own single-tenant properties that are typically net leased to corporations. Generally, the underlying investments are jointly-owned with our affiliates. Certain financial information for these ventures and our ownership interest in the ventures at December 31, 2011 is presented below. Certain financial information provided represents the total amounts attributable to the ventures and does not represent our proportionate share (dollars in thousands):

Lessee	Ownership Interest at December 31, 2011	Total Assets	Total Third-Party Debt	Maturity Date
U. S. Airways Group, Inc.	75%	$ 29,586	$ 17,793	4/2014
The New York Times Company	18%	246,808	122,679	9/2014
Carrefour France, SAS [(a)]	46%	131,108	96,055	12/2014
Consolidated Systems, Inc.	60%	16,663	11,189	11/2016
Medica – France, S.A. [(a)]	46%	43,993	34,031	10/2017
Symphony IRI Group, Inc.	33%	22,933	14,783	2/2021
Hologic, Inc.	36%	26,101	13,396	5/2023
Schuler A.G. [(a)]	33%	66,298	—	N/A
Childtime Childcare, Inc. [(b)]	34%	8,940	—	N/A
		$ 592,430	$ 309,926	

(a) Dollar amounts shown are based on the exchange rate of the Euro at December 31, 2011.
(b) In January 2011, this venture repaid its maturing non-recourse mortgage loan.

The table above does not reflect our 5% interest in a venture ("Lending Venture") that holds a note receivable (the "Note Receivable") from the holder (the "Partner") of a 75.3% interest in a limited partnership ("Partnership") owning 37 properties throughout Germany at a total cost of $336.0 million. Concurrently, our affiliates also acquired an interest in a second venture (the "Property Venture") that acquired the remaining 24.7% ownership interest in the Partnership as well as an option to purchase an additional 75% interest from the Partner by December 2010. Also in connection with this transaction, the Lending Venture obtained non-recourse financing of $284.9 million having a fixed annual interest rate of 5.5%, a term of 10 years and is collateralized by the 37 German properties. In November 2010, the Property Venture exercised a portion of its call option via the Lending Venture whereby the Partner exchanged a 70% interest in the Partnership for a $295.7 million reduction in the Note Receivable. Subsequent to the exercise of the option, the Property Venture now owns a 94.7% interest in the Partnership and retains options to purchase the remaining 5.3% interest from the Partner by December 2012. All dollar amounts are based on the exchange rates of the Euro at the dates of the transactions, and dollar amounts provided represent the total amounts attributable to the ventures and do not represent our proportionate share.

Environmental Obligations

In connection with the purchase of many of our properties, we required the sellers to perform environmental reviews. We believe, based on the results of these reviews, that our properties were in substantial compliance with Federal, state, and foreign environmental statutes at the time the properties were acquired. However, portions of certain properties have been subject to some degree of contamination, principally in connection with leakage from underground storage tanks, surface spills or other on-site activities. In most instances where contamination has been identified, tenants are actively engaged in the remediation process and addressing identified conditions. Tenants are generally subject to environmental statutes and regulations regarding the discharge of hazardous materials and any related remediation obligations. In addition, our leases generally require tenants to indemnify us from all liabilities and losses related to the leased properties and the provisions of such indemnifications specifically address environmental matters. The leases generally include provisions that allow for periodic environmental assessments, paid for by the tenant, and allow us to extend leases until such time as a tenant has satisfied its environmental obligations. Certain of our leases allow us to require financial assurances from tenants, such as performance bonds or letters of credit, if the costs of remediating environmental conditions are, in our estimation, in excess of specified amounts. Accordingly, we believe that the ultimate resolution of environmental matters should not have a material adverse effect on our financial condition, liquidity or results of operations.

Critical Accounting Estimates

Our significant accounting policies are described in Note 2 to the consolidated financial statements. Many of these accounting policies require judgment and the use of estimates and assumptions when applying these policies in the preparation of our consolidated financial statements. On a quarterly basis, we evaluate these estimates and judgments based on historical experience as well as other factors that we believe to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates. Those accounting policies that require significant estimation and/or judgment are listed below.

Classification of Real Estate Assets

We classify our directly-owned leased assets for financial reporting purposes at the inception of a lease, or when significant lease terms are amended, as either real estate leased under operating leases or net investment in direct financing leases. This classification is based on several criteria, including, but not limited to, estimates of the remaining economic life of the leased assets and the calculation of the present value of future minimum rents. We estimate remaining economic life relying in part upon third-party appraisals of the leased assets. We calculate the present value of future minimum rents using the lease's implicit interest rate, which requires an estimate of the residual value of the leased assets as of the end of the non-cancelable lease term. Estimates of residual values are generally determined by us relying in part upon third-party appraisals. Different estimates of residual value result in different implicit interest rates and could possibly affect the financial reporting classification of leased assets. The contractual terms of our leases are not necessarily different for operating and direct financing leases; however, the classification is based on accounting pronouncements that are intended to indicate whether the risks and rewards of ownership are retained by the lessor or substantially transferred to the lessee. We believe that we retain certain risks of ownership regardless of accounting classification. Assets classified as net investment in direct financing leases are not depreciated but are written down to expected residual value over the lease term. Therefore, the classification of assets may have a significant impact on net income even though it has no effect on cash flows.

Identification of Tangible and Intangible Assets in Connection with Real Estate Acquisitions

In connection with our acquisition of properties accounted for as operating leases, we allocate purchase costs to tangible and intangible assets and liabilities acquired based on their estimated fair values. We determine the value of tangible assets, consisting of land and buildings, as if vacant, and record intangible assets, including the above- and below-market value of leases, the value of in-place leases and the value of tenant relationships, at their relative estimated fair values.

We determine the value attributed to tangible assets in part using a discounted cash flow model that is intended to approximate both what a third party would pay to purchase the vacant property and rent at current estimated market rates. In applying the model, we assume that the disinterested party would sell the property at the end of an estimated market lease term. Assumptions used in the model are property-specific where this information is available; however, when certain necessary information is not available, we use available regional and property-type information. Assumptions and estimates include a discount rate or internal rate of return, marketing period necessary to put a lease in place, carrying costs during the marketing period, leasing commissions and tenant improvements allowances, market rents and growth factors of these rents, market lease term and a cap rate to be applied to an estimate of market rent at the end of the market lease term.

We acquire properties subject to net leases and determine the value of above-market and below-market lease intangibles based on the difference between (i) the contractual rents to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) our estimate of fair market lease rates for the property or a similar property, both of which are measured over a period equal to the estimated market lease term. We discount the difference between the estimated market rent and contractual rent to a present value using an interest rate reflecting our current assessment of the risk associated with the lease acquired, which includes a consideration of the credit of the lessee. Estimates of market rent are generally determined by us relying in part upon a third-party appraisal obtained in connection with the property acquisition and can include estimates of market rent increase factors, which are generally provided in the appraisal or by local real estate brokers.

We evaluate the specific characteristics of each tenant's lease and any pre-existing relationship with each tenant in determining the value of in-place lease and tenant relationship intangibles. To determine the value of in-place lease intangibles, we consider estimated market rent, estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Estimated carrying costs include real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on assessments of specific market conditions. In determining the value of tenant relationship intangibles, we consider the expectation of lease renewals, the nature and extent of our existing relationship with the tenant, prospects for developing new business with the tenant and the tenant's credit profile. We also consider estimated costs to execute a new lease, including estimated leasing commissions and legal costs, as well as estimated carrying costs of the property during a hypothetical expected lease-up period. We determine these values using our estimates or by relying in part upon third-party appraisals conducted by independent appraisal firms.

Basis of Consolidation

When we obtain an economic interest in an entity, we evaluate the entity to determine if it is deemed a variable interest entity ("VIE") and, if so, whether we are deemed to be the primary beneficiary and are therefore required to consolidate the entity. Significant judgment is required to determine whether a VIE should be consolidated. We review the contractual arrangements provided for in the partnership agreement or other related contracts to determine whether the entity is considered a VIE under current authoritative accounting guidance, and to establish whether we have any variable interests in the VIE. We then compare our variable interests, if any, to those of the other variable interest holders to determine which party is the primary beneficiary of a VIE based on whether the entity (i) has the power to direct the activities that most significantly impact the economic performance of the VIE, and (ii) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

For an entity that is not considered to be a VIE, the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. We evaluate the partnership agreements or other relevant contracts to determine whether there are provisions in the agreements that would overcome this presumption. If the agreements provide the limited partners with either (a) the substantive ability to dissolve or liquidate the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights, the limited partners' rights overcome the presumption of control by a general partner of the limited partnership, and, therefore, the general partner must account for its investment in the limited partnership using the equity method of accounting.

When we obtain an economic interest in an entity that is structured at the date of acquisition as a tenancy-in-common interest, we evaluate the tenancy-in-common agreements or other relevant documents to ensure that the entity does not qualify as a VIE and does not meet the control requirement required for consolidation. We also use judgment in determining whether the shared decision-making involved in a tenancy-in-common interest investment creates an opportunity for us to have significant influence on the operating and financial decisions of these investments and thereby creates some responsibility by us for a return on our investment. We account for tenancy-in-common interests under the equity method of accounting.

Impairments

We periodically assess whether there are any indicators that the value of our long-lived assets, including goodwill, may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, the vacancy of a property that is not subject to a lease; a lease default by a tenant that is experiencing financial difficulty; the termination of a lease by a tenant; or the rejection of a lease in a bankruptcy proceeding. We may incur impairment charges on long-lived assets, including real estate, direct financing leases, assets held for sale and equity investments in real estate. We may also incur impairment charges on marketable securities and goodwill. Estimates and judgments used when evaluating whether these assets are impaired are presented below.

Real Estate

For real estate assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property to the future net undiscounted cash flow that we expect the property will generate, including any estimated proceeds from the eventual sale of the property. The undiscounted cash flow analysis requires us to make our best estimate of market rents, residual values and holding periods. We estimate market rents and residual values using market information from outside sources such as broker quotes or recent comparable sales. In cases where the available market information is not deemed appropriate, we perform a future net cash flow analysis discounted for inherent risk associated with each asset to determine an estimated fair value. As our investment objective is to hold properties on a long-term basis, holding periods used in the undiscounted cash flow analysis generally range from five to ten years. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in determining the best possible estimate of future cash flows. If the future net undiscounted cash flow of the property is less than the carrying value, the property is considered to be impaired. We then measure the loss as the excess of the carrying value of the property over its estimated fair value. The property's estimated fair value is primarily determined using market information from outside sources such as broker quotes or recent comparable sales.

Direct Financing Leases

We review our direct financing leases at least annually to determine whether there has been an other-than-temporary decline in the current estimate of residual value of the property. The residual value is our estimate of what we could realize upon the sale of the property at the end of the lease term, based on market information from outside sources such as broker quotes or recent comparable sales. If this review indicates that a decline in residual value has occurred that is other-than-temporary, we recognize an impairment charge and revise the accounting for the direct financing lease to reflect a portion of the future cash flow from the lessee as a return of principal rather than as revenue.

When we enter into a contract to sell the real estate assets that are recorded as direct financing leases, we evaluate whether we believe it is probable that the disposition will occur. If we determine that the disposition is probable and therefore the asset's holding period is reduced, we record an allowance for credit losses to reflect the change in the estimate of the undiscounted future rents. Accordingly, the net investment balance is written down to fair value.

Assets Held for Sale

We classify real estate assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. When we classify an asset as held for sale, we calculate its estimated fair value as the expected sale price, less expected selling costs. We base the expected sale price on the contract and the expected selling costs on information provided by brokers and legal counsel. We then compare the asset's estimated fair value to its carrying value, and if the estimated fair value is less than the property's carrying value, we reduce the carrying value to the estimated fair value. We will continue to review the initial impairment for subsequent changes in the estimated fair value, and may recognize an additional impairment charge if warranted.

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We measure and record a property that is reclassified as held and used at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used, or (b) the estimated fair value at the date of the subsequent decision not to sell.

Equity Investments in Real Estate and the REITs

We evaluate our equity investments in real estate and in the REITs on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and to establish whether or not that impairment is other-than-temporary. To the extent impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its estimated fair value, which is determined by multiplying the estimated fair value of the underlying venture's net assets by our ownership interest percentage. For our unconsolidated ventures in real estate, we calculate the estimated fair value of the underlying venture's real estate or net investment in direct financing lease as described in Real Estate and Direct Financing Leases above. The fair value of the underlying venture's debt, if any, is calculated based on market interest rates and other market information. The fair value of the underlying venture's other financial assets and liabilities (excluding net investment in direct financing leases) have fair values that approximate their carrying values. For our investments in the REITs, we calculate the estimated fair value of our investment using the most recently published NAV of each REIT.

Marketable Securities

We evaluate our marketable securities for impairment if a decline in estimated fair value below cost basis is considered other-than-temporary. In determining whether the decline is other-than-temporary, we consider the underlying cause of the decline in value, the estimated recovery period, the severity and duration of the decline, as well as whether we plan to sell the security or will more likely than not be required to sell the security before recovery of its cost basis. If we determine that the decline is other-than-temporary, we record an impairment charge to reduce our cost basis to the estimated fair value of the security. In accordance with current accounting guidance, the credit component of an other-than-temporary impairment is recognized in earnings while the non-credit component is recognized in Other comprehensive income.

Goodwill

We evaluate goodwill recorded by our Investment Management segment for possible impairment at least annually using a two-step process. To identify any impairment, we first compare the estimated fair value of our Investment Management segment with its carrying amount, including goodwill. We calculate the estimated fair value of the Investment Management segment by applying a multiple, based on comparable companies, to earnings. If the fair value of the Investment Management segment exceeds its carrying amount, we do not consider goodwill to be impaired and no further analysis is required. If the carrying amount of the Investment Management segment exceeds its estimated fair value, we then perform the second step to measure the amount of the impairment charge.

For the second step, we determine the impairment charge by comparing the implied fair value of the goodwill with its carrying amount and record an impairment charge equal to the excess of the carrying amount over the implied fair value. We determine the implied fair value of the goodwill by allocating the estimated fair value of the Investment Management segment to its assets and liabilities. The excess of the estimated fair value of the Investment Management segment over the amounts assigned to its assets and liabilities is the implied fair value of the goodwill.

Provision for Uncollected Amounts from Lessees

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (20 lessees represented 78% of lease revenues during 2011), we believe that it is necessary to evaluate the collectability of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. Therefore, in recognizing our provision for uncollected rents and other tenant receivables, we evaluate actual past due amounts and make subjective judgments as to the collectability of those amounts based on factors including, but not limited to, our knowledge of a lessee's circumstances, the age of the receivables, the tenant's credit profile and prior experience with the tenant. Even if a lessee has been making payments, we may reserve for the entire receivable amount from the lessee if we believe there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

Determination of Certain Asset-Based Management and Performance Revenue

We earn asset-based management revenue, and in certain cases, performance revenue, for providing property management, leasing, advisory and other services to the REITs. Pursuant to the terms of the respective advisory agreements, this revenue is based on a percentage of the appraised value of the invested assets of the REIT as determined by us, relying in part upon a third-party valuation firm. The valuation uses estimates, including but not limited to market rents, residual values and increases in the CPI and discount rates. Differences in the assumptions applied would affect the amount of revenue that we recognize. The effect of any changes in the annual valuations will affect both revenue and compensation expense and therefore the determination of net income.

Income Taxes

Real Estate Ownership Operations

We have elected to be treated as a partnership for U.S. federal income tax purposes. As partnerships, we and our partnership subsidiaries were generally not directly subject to tax and the taxable income or loss of these operations was included in the income tax returns of the members; accordingly, no provision for income tax expense or benefit related to these partnerships was reflected in the consolidated financial statements. Our real estate operations have been conducted through a subsidiary that is a real estate investment trust. In order to maintain its qualification as a real estate investment trust, the subsidiary is required to, among other things, distribute at least 90% of its net taxable income to its shareholders (excluding net capital gains) and meet certain tests regarding the nature of its income and assets. As a real estate investment trust, the subsidiary is not subject to U.S. federal income tax with respect to the portion of its income that meets certain criteria and is distributed annually to its shareholders. Accordingly, no provision has been made for U.S. federal income taxes related to the real estate investment trust subsidiary in the consolidated financial statements. We believe we have operated, and we intend to continue to operate, in a manner that allows the subsidiary to continue to meet the requirements for taxation as a real estate investment trust. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, the subsidiary would be subject to U.S. federal income tax. These operations are subject to certain state, local and foreign taxes and a provision for such taxes is included in the consolidated financial statements.

Investment Management Operations

We conduct our investment management operations primarily through taxable subsidiaries. These operations are subject to federal, state, local and foreign taxes, as applicable. Our financial statements are prepared on a consolidated basis including these taxable subsidiaries and include a provision for current and deferred taxes on these operations.

Our consolidated effective income tax rate is influenced by tax planning opportunities available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions. We establish tax reserves in accordance with current authoritative accounting guidance for uncertainty in income taxes. This guidance is based on a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, the guidance permits a company to recognize the largest amount of tax benefit that is greater than 50% likely of being ultimately realized upon settlement. The tax position must be derecognized when it is no longer more likely than not of being sustained.

Future Accounting Requirements

The following Accounting Standards Updates ("ASUs") promulgated by the FASB are applicable to us in future reports, as indicated:

ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs — In May 2011, the FASB issued an update to ASC 820, *Fair Value Measurements*. The amendments in the update explain how to measure fair value and do not require additional fair value measurements, nor are they intended to establish valuation standards or affect valuation practices outside of financial reporting. These new amendments will impact the level of information we provide, particularly for level 3 fair value measurements and the measurement's sensitivity to changes in unobservable inputs, our use of a nonfinancial asset in a way that differs from that asset's highest and best use, and the categorization by level of the fair value hierarchy for items that are not measured at fair value in the balance sheet but for which the fair value is required to be disclosed. These amendments are expected to impact the form of our disclosures only, are applicable to us prospectively and are effective for our interim and annual periods beginning in 2012.

ASU 2011-05 and ASU 2011-12, Presentation of Comprehensive Income — In June and December 2011, the FASB issued updates to ASC 220, *Comprehensive Income*. The amendments in the initial update change the reporting options applicable to the presentation of other comprehensive income and its components in the financial statements. The initial update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. Additionally, the initial update requires the consecutive presentation of the statement of net income and other comprehensive income. Finally, the initial update required an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income; however, the update issued in December 2011 tabled this requirement for further deliberation. These amendments impact the form of our disclosures only, are applicable to us retrospectively and are effective for our interim and annual periods beginning in 2012.

ASU 2011-08, Testing Goodwill for Impairment — In September 2011, the FASB issued an update to ASC 350, *Intangibles – Goodwill and Other.* The objective of this ASU is to simplify how entities test goodwill for impairment. The amendments in the ASU permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. Previous guidance under topic 350 required an entity to test goodwill for impairment, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount, including goodwill (step one). If the fair value of a reporting unit is less than its carrying amount, then the second step of the test must be performed to measure the amount of the impairment loss, if any. Under the amendments in this ASU, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. We are currently assessing the potential impact that the adoption of the new guidance will have on our financial position and results of operations.

ASU 2011-10, Derecognition of in Substance Real Estate—a Scope Clarification — In December 2011, the FASB issued an update to clarify that when a parent (reporting entity) ceases to have a controlling financial interest (as described in ASC subtopic 810-10, *Consolidation*) in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt, the reporting entity should apply the guidance in subtopic 360-20, *Property, Plant and Equipment*, to determine whether it should derecognize the in substance real estate. Generally, a reporting entity would not satisfy the requirements to derecognize the in substance real estate before the legal transfer of the real estate to the lender and the extinguishment of the related nonrecourse indebtedness. Under this new guidance, even if the reporting entity ceases to have a controlling financial interest under subtopic 810-10, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary's operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. This amendment is applicable to us prospectively for deconsolidation events occurring after June 15, 2012 and will impact the timing in which we recognize the impact of such transactions, which may be material, within our results of operations.

ASU 2011-11, Disclosures about Offsetting Assets and Liabilities — In December 2011, the FASB issued an update to ASC 210, *Balance Sheet*, which enhances current disclosures about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Entities are required to provide both net and gross information for these assets and liabilities in order to facilitate comparability between financial statements prepared on the basis of U.S. GAAP and financial statements prepared on the basis of International Financial Reporting Standards ("IFRS"). This standard will be effective for our fiscal quarter beginning January 1, 2014 with retrospective application required. We do not expect the adoption will have a material impact on our statement of financial position.

Supplemental Financial Measures

In the real estate industry, analysts and investors employ certain non-GAAP supplemental financial measures in order to facilitate meaningful comparisons between periods and among peer companies. Additionally, in the formulation of our goals and in the evaluation of the effectiveness of our strategies, we employ the use of supplemental non-GAAP measures, which are uniquely defined by our management. We believe that these measures are useful to investors to consider because they may assist them to better understand and measure the performance of our business over time and against similar companies. A description of these non-GAAP financial measures and reconciliations to the most directly comparable GAAP measures are provided below.

Funds from Operations — as Adjusted

Funds from Operations ("FFO") is a non-GAAP measure defined by the National Association of Real Estate Investment Trusts ("NAREIT"). NAREIT defines FFO as net income or loss (as computed in accordance with GAAP) excluding: depreciation and amortization expense from real estate assets, impairment charges on real estate, gains or losses from sales of depreciated real estate assets and extraordinary items; however, FFO related to assets held for sale, sold or otherwise transferred and included in the results of discontinued operations are included. These adjustments also incorporate the pro rata share of unconsolidated subsidiaries. FFO is used by management, investors and analysts to facilitate meaningful comparisons of operating performance between periods and among our peers. Although NAREIT has published this definition of FFO, companies often modify this definition as they seek to provide financial measures that meaningfully reflect their distinctive operations.

We modify the NAREIT computation of FFO to include other adjustments to GAAP net income to adjust for certain non-cash charges such as amortization of intangibles, deferred income tax benefits and expenses, straight-line rents, stock compensation, gains or losses from extinguishment of debt and deconsolidation of subsidiaries and unrealized foreign currency exchange gains and losses. We refer to our modified definition of FFO as AFFO. We exclude these items from GAAP net income as they are not the primary drivers in our decision making process. Our assessment of our operations is focused on long-term sustainability and not on such non-cash items, which may cause short-term fluctuations in net income but have no impact on cash flows, and we therefore use AFFO as one measure of our operating performance when we formulate corporate goals, evaluate the effectiveness of our strategies, and determine executive compensation.

We believe that AFFO is a useful supplemental measure for investors to consider because it will help them to better assess the sustainability of our operating performance without the potentially distorting impact of these short-term fluctuations. However, there are limits on the usefulness of AFFO to investors. For example, impairment charges and unrealized foreign currency losses that we exclude may become actual realized losses upon the ultimate disposition of the properties in the form of lower cash proceeds or other considerations.

FFO and AFFO for all periods presented are as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Investment Management			
Net Income from investment management attributable to W. P. Carey members	$ 73,998	$ 41,573	$ 31,059
FFO—as defined by NAREIT (a)	73,998	41,573	31,059
Adjustments:			
Amortization and other non-cash charges	33,306	8,666	6,482
Proportionate share of adjustments to equity in net income of partially-owned entities to arrive at AFFO:			
AFFO adjustments to equity earnings from equity investments	(5,661)	—	—
Total adjustments	27,645	8,666	6,482
AFFO—Investment Management	$101,643	$ 50,239	$ 37,541
Real Estate Ownership			
Net Income from real estate ownership attributable to W. P. Carey members	$ 65,081	$ 32,399	$ 37,964
Adjustments:			
Depreciation and amortization of real property	25,324	19,022	18,948
Impairment charges	10,473	15,381	10,424
Loss (gain) on sale of real estate, net	3,391	(460)	(7,701)
Proportionate share of adjustments to equity in net income of partially-owned entities to arrive at FFO:			
Depreciation and amortization of real property	5,257	6,477	10,598
Impairment charges	1,090	1,394	—
Loss (gain) on sale of real estate, net	34	(38)	—
Proportionate share of adjustments for noncontrolling interests to arrive at FFO	(1,984)	(727)	(586)
Total adjustments	43,585	41,049	31,683
FFO—as defined by NAREIT (a)	108,666	73,448	69,647
Adjustments:			
Gain on change in control of interests (b)	(27,859)	—	—
Gain on deconsolidation of a subsidiary	(1,008)	—	—
Other gains, net	(983)	(755)	(2,796)
Other depreciation, amortization and non-cash charges	(1,780)	(934)	(4,122)
Straight-line and other rent adjustments	(4,255)	295	1,273
Proportionate share of adjustments to equity in net income of partially-owned entities to arrive at AFFO:			
Other depreciation, amortization and non-cash charges	—	25	24
Straight-line and other rent adjustments	(1,641)	(2,260)	(1,371)
AFFO adjustments to equity earnings from equity investments	15,798	10,696	22,675
Proportionate share of adjustments for noncontrolling interests to arrive at AFFO	272	116	5
Total adjustments	(21,456)	7,183	15,688
AFFO—Real Estate Ownership	$ 87,210	$ 80,631	$ 85,335
Total Company			
FFO—as defined by NAREIT	$182,664	$115,021	$100,706
AFFO	$188,853	$130,870	$122,876
Distributions declared for the applicable year (c)	$ 88,356	$ 81,299	$ 90,475

(a) The SEC Staff has recently advised that they take no position on the inclusion or exclusion of impairment write-downs in arriving at FFO. Since 2003, NAREIT has taken the position that the exclusion of impairment charges is consistent with its definition of FFO. Accordingly, we have revised our computation of FFO to exclude impairment charges, if any, in arriving at FFO for all periods presented.

(b) Represents gains recognized on our purchase of the remaining interests in two ventures from CPA®:14 in May 2011, which we had previously accounted for under the equity method. In connection with purchasing these interests, we recognized a net gain of $27.9 million during the year ended December 31, 2011 to adjust the carrying value of our existing interest in these ventures to their estimated fair values.

(c) Distribution data is presented for comparability; however, management utilizes our "Adjusted Cash Flow from Operating Activities" and other measures to analyze our dividend coverage.

Adjusted Cash Flow from Operating Activities

Adjusted cash flow from operating activities refers to our cash flow from operating activities (as computed in accordance with GAAP) adjusted, where applicable, primarily to: add cash distributions that we receive from our investments in unconsolidated real estate joint ventures in excess of our equity income; subtract cash distributions that we make to our noncontrolling partners in real estate joint ventures that we consolidate; and eliminate changes in working capital. We hold a number of interests in real estate joint ventures, and we believe that adjusting our GAAP cash flow provided by operating activities to reflect these actual cash receipts and cash payments, as well as eliminating the effect of timing differences between the payment of certain liabilities and the receipt of certain receivables in a period other than that in which the item is recognized, may give investors additional information about our actual cash flow that is not incorporated in cash flow from operating activities as defined by GAAP.

We believe that adjusted cash flow from operating activities is a useful supplemental measure for assessing the cash flow generated from our core operations as it gives investors important information about our liquidity that is not provided within cash flow from operating activities as defined by GAAP, and we use this measure when evaluating distributions to shareholders.

Adjusted cash flow from operating activities for all periods presented is as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Cash flow provided by operating activities	$ 80,116	$86,417	$74,544
Adjustments:			
Distributions received from equity investments in real estate in excess of equity income [(a)]	17,033	9,253	18,503
Distributions paid to noncontrolling interests, net [(b)]	(946)	(614)	(568)
Changes in working capital [(c)]	12,718	(6,422)	1,401
CPA®:14/16 Merger - revenue net of costs/taxes [(d)]	(10,333)	—	—
Adjusted cash flow from operating activities	$ 98,588	$88,634	$93,880
Distributions declared	$ 88,356	$81,299	$90,475

(a) We take a substantial portion of our asset management revenue in shares of the CPA® REITs. To the extent we receive distributions in excess of the equity income that we recognize, we include such amounts in our evaluation of cash flow from core operations.

(b) Represents noncontrolling interests' share of distributions made by ventures that we consolidate in our financial statements.

(c) Timing differences arising from the payment of certain liabilities and the receipt of certain receivables in a period other than that in which the item is recognized in determining net income may distort the actual cash flow that our core operations generate. We adjust our GAAP cash flow from operating activities to record such amounts in the period in which the item was actually recognized.

(d) Amounts represent subordinated disposition revenue, net of costs and a 45% tax provision, earned in connection with the CPA®:14/16 Merger. This revenue is generally earned in connection with events that provide liquidity alternatives to the CPA® REIT shareholders. In determining cash flow generated from our core operations, we believe it was more appropriate to normalize cash flow for the impact of the net revenue that we earned in connection with the CPA®:14/16 Merger.

While we believe that FFO, AFFO and Adjusted cash flow from operating activities are important supplemental measures, they should not be considered as alternatives to net income as an indication of a company's operating performance or to cash flow from operating activities as a measure of liquidity. These non-GAAP measures should be used in conjunction with net income and cash flow from operating activities as defined by GAAP. FFO, AFFO and Adjusted cash flow from operating activities, or similarly titled measures disclosed by other real estate investment trusts, may not be comparable to our FFO, AFFO and Adjusted cash flow from operating activities measures.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates and equity prices. The primary risks to which we are exposed are interest rate risk and foreign currency exchange risk. We are exposed to further market risk due to concentrations of tenants in particular industries and/or geographic region. Adverse market factors can affect the ability of tenants in a particular industry/region to meet their respective lease obligations. In order to manage this risk, we view our collective tenant roster as a portfolio, and in our investment decisions we attempt to diversify the portfolio so that we are not overexposed to a particular industry or geographic region.

Generally, we do not use derivative instruments to manage foreign currency exchange rate exposure and do not use derivative instruments to hedge credit/market risks or for speculative purposes.

Interest Rate Risk

The value of our real estate and related fixed rate debt obligations is subject to fluctuations based on changes in interest rates. The value of our real estate is also subject to fluctuations based on local and regional economic conditions and changes in the creditworthiness of lessees, all of which may affect our ability to refinance property-level mortgage debt when balloon payments are scheduled. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control. An increase in interest rates would likely cause the value of our owned and managed assets to decrease, which would create lower revenues from managed assets and lower investment performance for the managed funds. Increases in interest rates may also have an impact on the credit profile of certain tenants.

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain non-recourse mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable-rate non-recourse mortgage loans and, as a result, may enter into interest rate swap agreements or interest rate cap agreements that effectively convert the variable-rate debt service obligations of the loan to a fixed rate. Interest rate swaps are agreements in which one party exchanges a stream of interest payments for a counterparty's stream of cash flows over a specific period, and interest rate caps limit the effective borrowing rate of variable-rate debt obligations while allowing participants to share in downward shifts in interest rates. These interest rate swaps and caps are derivative instruments designated as cash flow hedges on the forecasted interest payments on the debt obligation. The notional, or face, amount on which the swaps or caps are based is not exchanged. Our objective in using these derivatives is to limit our exposure to interest rate movements. At December 31, 2011, we estimate that the fair value of our interest rate swaps, which are included in Accounts payable, accrued expenses and other liabilities in the consolidated financial statements, was in a net liability position of $4.2 million (Note 9).

At December 31, 2011, a significant portion (approximately 59%) of our long-term debt either bore interest at fixed rates, was swapped or capped to a fixed rate, or bore interest at fixed rates that were scheduled to convert to then-prevailing market fixed rates at certain future points during their term. The annual interest rates on our fixed-rate debt at December 31, 2011 ranged from 3.1% to 7.8%. The annual interest rates on our variable-rate debt at December 31, 2011 ranged from 2.8% to 7.3%. Our debt obligations are more fully described under Financial Condition in Item 7 above. The following table presents principal cash flows based upon expected maturity dates of our debt obligations outstanding at December 31, 2011 (in thousands):

	2012	2013	2014	2015	2016	Thereafter	Total	Fair value
Fixed-rate debt	$35,489	$7,021	$ 7,074	$43,129	$56,173	$110,000	$258,886	$261,783
Variable-rate debt	$ 2,029	$2,110	$239,007	$ 6,031	$ 1,994	$ 79,312	$330,483	$333,325

The estimated fair value of our fixed-rate debt and our variable-rate debt that currently bears interest at fixed rates or has effectively been converted to a fixed rate through the use of interest rate swaps or caps is affected by changes in interest rates. A decrease or increase in interest rates of 1% would change the estimated fair value of this debt at December 31, 2011 by an aggregate increase of $15.0 million or an aggregate decrease of $14.0 million, respectively. Annual interest expense on our unhedged variable-rate debt that does not bear interest at fixed-rates at December 31, 2011 would increase or decrease by $2.4 million for each respective 1% change in annual interest rates. As more fully described under Financial Condition — Summary of Financing in Item 7 above, a portion of the debt classified as variable-rate debt in the tables above bore interest at fixed rates at December 31, 2011 but has interest rate reset features that will change the fixed interest rates to then-prevailing market fixed rates at certain points during their term. Such debt is generally not subject to short-term fluctuations in interest rates.

Foreign Currency Exchange Rate Risk

We own investments in the European Union and as a result are subject to risk from the effects of exchange rate movements in various foreign currencies, primarily the Euro, which may affect future costs and cash flows. Investments denominated in the Euro accounted for approximately 10% of our annualized contractual minimum base rent at December 31, 2011. We manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant's rental obligation to us in the same currency. We are generally a net receiver of these currencies (we receive more cash than we pay out), and therefore our foreign operations benefit from a weaker U.S. dollar, and are adversely affected by a stronger U.S. dollar, relative to the foreign currency. For the year ended December 31, 2011, we recognized net realized foreign currency transaction gains of $0.4 million and unrealized foreign currency transaction losses of $0.1 million. These gains and losses are included in Other income and (expenses) in the consolidated financial statements and were primarily due to changes in the value of the Euro on accrued interest receivable on notes receivable from consolidated subsidiaries.

Through the date of this Report, we had not entered into any foreign currency forward exchange contracts to hedge the effects of adverse fluctuations in foreign currency exchange rates. We have obtained mortgage financing in the local currency. To the extent that currency fluctuations increase or decrease rental revenues as translated to dollars, the change in debt service, as translated to dollars, will partially offset the effect of fluctuations in revenue and, to some extent, mitigate the risk from changes in foreign currency rates.

Scheduled future minimum rents, exclusive of renewals, under non-cancelable operating leases and scheduled payments for mortgage notes payable (principal and interest) for our foreign real estate operations during each of the next five years and thereafter are as follows (in thousands):

	2012	2013	2014	2015	2016	Thereafter	Total
Future minimum rents (a)	$7,113	$4,264	$3,669	$3,635	$3,551	$ 41,774	$64,006
Mortgage notes payable (a) (b)	$3,182	$3,201	$3,242	$6,110	$9,632	$ 8,213	$33,580

(a) Based on the exchange rate of the Euro at December 31, 2011.

(b) Interest on unhedged variable-rate debt obligations was calculated using the applicable annual interest rates and balances outstanding at December 31, 2011.

As a result of scheduled balloon payments on foreign mortgage loans, projected debt service obligations exceed projected lease revenues in 2015 and 2016. A balloon payment of $3.0 million is due in 2015 on one mortgage loan and balloon payments totaling $7.5 million are due in 2016 on two mortgage loans. We currently anticipate that, by their respective due dates, we will have refinanced these loans, but there can be no assurance that we will be able to do so on favorable terms, if at all. If that has not occurred, we would expect to use our cash resources to make these payments, if necessary.

Item 8. Financial Statements and Supplementary Data.

The following financial statements and schedule are filed as a part of this Report:

Financial statement schedules other than those listed above are omitted because the required information is given in the financial statements, including the notes thereto, or because the conditions requiring their filing do not exist.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of W. P. Carey & Co. LLC:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of W. P. Carey & Co. LLC and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

New York, New York
February 29, 2012

W. P. CAREY & CO. LLC

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	December 31, 2011	December 31, 2010
Assets		
Investments in real estate:		
Real estate, at cost (inclusive of amounts attributable to consolidated VIEs of $41,032 and $39,718, respectively)	$ 646,482	$ 560,592
Operating real estate, at cost (inclusive of amounts attributable to consolidated VIEs of $26,318 and $25,665, respectively)	109,875	109,851
Accumulated depreciation (inclusive of amounts attributable to consolidated VIEs of $22,350 and $20,431, respectively)	(135,175)	(122,312)
Net investments in properties	621,182	548,131
Net investments in direct financing leases	58,000	76,550
Equity investments in real estate and the REITs	538,749	322,294
Net investments in real estate	1,217,931	946,975
Cash and cash equivalents (inclusive of amounts attributable to consolidated VIEs of $230 and $86, respectively)	29,297	64,693
Due from affiliates	38,369	38,793
Intangible assets and goodwill, net	125,957	87,768
Other assets, net (inclusive of amounts attributable to consolidated VIEs of $2,773 and $1,845, respectively)	51,069	34,097
Total assets	$1,462,623	$1,172,326
Liabilities and Equity		
Liabilities:		
Non-recourse and limited-recourse debt (inclusive of amounts attributable to consolidated VIEs of $14,261 and $9,593, respectively)	$ 356,209	$ 255,232
Line of credit	233,160	141,750
Accounts payable, accrued expenses and other liabilities (inclusive of amounts attributable to consolidated VIEs of $1,651 and $2,275, respectively)	82,055	40,808
Income taxes, net	44,783	41,443
Distributions payable	22,314	20,073
Total liabilities	738,521	499,306
Redeemable noncontrolling interest	7,700	7,546
Commitments and contingencies (Note 12)		
Equity:		
W. P. Carey members' equity:		
Listed shares, no par value, 100,000,000 shares authorized; 39,729,018 and 39,454,847 shares issued and outstanding, respectively	779,071	763,734
Distributions in excess of accumulated earnings	(95,046)	(145,769)
Deferred compensation obligation	7,063	10,511
Accumulated other comprehensive loss	(8,507)	(3,463)
Total W. P. Carey members' equity	682,581	625,013
Noncontrolling interests	33,821	40,461
Total equity	716,402	665,474
Total liabilities and equity	$1,462,623	$1,172,326

See Notes to Consolidated Financial Statements.

W. P. CAREY & CO. LLC

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share and per share amounts)

	Years Ended December 31,		
	2011	2010	2009
Revenues			
Asset management revenue	$ 66,808	$ 76,246	$ 76,621
Structuring revenue	46,831	44,525	23,273
Incentive, termination and subordinated disposition revenue	52,515	—	—
Wholesaling revenue	11,664	11,096	7,691
Reimbursed costs from affiliates	64,829	60,023	47,534
Lease revenues	70,206	59,881	58,564
Other real estate income	23,556	18,083	14,698
	336,409	269,854	228,381
Operating Expenses			
General and administrative	(93,707)	(73,429)	(63,818)
Reimbursable costs	(64,829)	(60,023)	(47,534)
Depreciation and amortization	(28,518)	(22,604)	(20,879)
Property expenses	(13,241)	(10,416)	(6,699)
Other real estate expenses	(10,784)	(8,121)	(7,308)
Impairment charges	(10,432)	(1,140)	(3,516)
	(221,511)	(175,733)	(149,754)
Other Income and Expenses			
Other interest income	2,001	1,268	1,713
Income from equity investments in real estate and the REITs	51,228	30,992	13,425
Gain on change in control of interests	27,859	—	—
Other income and (expenses)	4,550	1,407	7,357
Interest expense	(21,920)	(15,725)	(14,462)
	63,718	17,942	8,033
Income from continuing operations before income taxes	178,616	112,063	86,660
Provision for income taxes	(37,228)	(25,822)	(22,793)
Income from continuing operations	141,388	86,241	63,867
Discontinued Operations			
Income from operations of discontinued properties	174	2,491	5,908
Gain on deconsolidation of a subsidiary	1,008	—	—
(Loss) gain on sale of real estate	(3,391)	460	7,701
Impairment charges	(41)	(14,241)	(6,908)
(Loss) income from discontinued operations	(2,250)	(11,290)	6,701
Net Income	139,138	74,951	70,568
Add: Net loss attributable to noncontrolling interests	1,864	314	713
Less: Net income attributable to redeemable noncontrolling interest	(1,923)	(1,293)	(2,258)
Net Income Attributable to W. P. Carey Members	$ 139,079	$ 73,972	$ 69,023
Basic Earnings Per Share			
Income from continuing operations attributable to W. P. Carey members	$ 3.50	$ 2.14	$ 1.57
(Loss) income from discontinued operations attributable to W. P. Carey members	(0.06)	(0.28)	0.17
Net income attributable to W. P. Carey members	$ 3.44	$ 1.86	$ 1.74
Diluted Earnings Per Share			
Income from continuing operations attributable to W. P. Carey members	$ 3.47	$ 2.14	$ 1.57
(Loss) income from discontinued operations attributable to W. P. Carey members	(0.05)	(0.28)	0.17
Net income attributable to W. P. Carey members	$ 3.42	$ 1.86	$ 1.74
Weighted Average Shares Outstanding			
Basic	39,819,475	39,514,746	39,019,709
Diluted	40,098,095	40,007,894	39,712,735
Amounts Attributable to W. P. Carey Members			
Income from continuing operations, net of tax	$ 141,329	$ 85,262	$ 62,322
(Loss) income from discontinued operations, net of tax	(2,250)	(11,290)	6,701
Net income	$ 139,079	$ 73,972	$ 69,023

See Notes to Consolidated Financial Statements.

W. P. CAREY & CO. LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Years Ended December 31,		
	2011	2010	2009
Net Income	$139,138	$74,951	$70,568
Other Comprehensive (Loss) Income:			
Foreign currency translation adjustments	(1,796)	(1,227)	619
Unrealized loss on derivative instruments	(3,588)	(757)	(482)
Change in unrealized appreciation on marketable securities	(11)	6	53
	(5,395)	(1,978)	190
Comprehensive Income	133,743	72,973	70,758
Amounts Attributable to Noncontrolling Interests:			
Net loss	1,864	314	713
Foreign currency translation adjustments	346	(816)	(31)
Comprehensive loss (income) attributable to noncontrolling interests	2,210	(502)	682
Amounts Attributable to Redeemable Noncontrolling Interest:			
Net income	(1,923)	(1,293)	(2,258)
Foreign currency translation adjustments	5	12	(12)
Comprehensive income attributable to redeemable noncontrolling interest	(1,918)	(1,281)	(2,270)
Comprehensive Income Attributable to W. P. Carey Members	$134,035	$71,190	$69,170

See Notes to Consolidated Financial Statements.

W. P. CAREY & CO. LLC

CONSOLIDATED STATEMENTS OF EQUITY

Years Ended December 31, 2011, 2010, and 2009

(in thousands, except share and per share amounts)

	W. P. Carey Members								
	Shares	Listed Shares	Distributions in Excess of Accumulated Earnings	Deferred Compensation Obligation	Accumulated Other Comprehensive Loss	Total W. P. Carey Members	Noncontrolling Interests	Total
Balance at January 1, 2009	39,589,594	$757,921	$ (116,990)	$ —	$ (828)	$ 640,103	$ 6,232	$646,335
Cash proceeds on issuance of shares, net	84,283	1,507				1,507		1,507
Grants issued in connection with services rendered				787		787		787
Shares issued under share incentive plans	222,600			9,462		9,462		9,462
Contributions		102				102	2,845	2,947
Forfeitures of shares	(2,528)	(77)				(77)		(77)
Distributions declared ($2.00 per share)[(a)]			(90,475)			(90,475)		(90,475)
Distributions to noncontrolling interests						—	(1,661)	(1,661)
Windfall tax benefits—share incentive plans		143				143		143
Stock-based compensation expense		8,626				8,626		8,626
Repurchase and retirement of shares	(689,344)	(11,759)				(11,759)		(11,759)
Redemption value adjustment		(6,773)				(6,773)		(6,773)
Tax impact of purchase of W. P. Carey International LLC interest		4,817				4,817		4,817
Net income			69,023			69,023	(713)	68,310
Change in other comprehensive loss					147	147	72	219
Balance at December 31, 2009	39,204,605	754,507	(138,442)	10,249	(681)	625,633	6,775	632,408
Cash proceeds on issuance of shares, net	196,802	3,724				3,724		3,724
Grants issued in connection with services rendered				450		450		450
Shares issued under share incentive plans	368,012					—		—
Contributions						—	14,261	14,261
Forfeitures of shares	(47,214)	(1,517)				(1,517)		(1,517)
Distributions declared ($2.03 per share)			(81,299)			(81,299)		(81,299)
Distributions to noncontrolling interests						—	(3,305)	(3,305)
Windfall tax benefits—share incentive plans		2,354				2,354		2,354
Stock-based compensation expense		8,149		(188)		7,961		7,961
Repurchase and retirement of shares	(267,358)	(2,317)				(2,317)		(2,317)
Redemption value adjustment		471				471		471
Tax impact of purchase of W. P. Carey International LLC interest		(1,637)				(1,637)		(1,637)
Reclassification of the Investor's interest in Carey Storage (Note 4)						—	22,402	22,402
Net income			73,972			73,972	(314)	73,658
Change in other comprehensive loss					(2,782)	(2,782)	642	(2,140)
Balance at December 31, 2010	39,454,847	763,734	(145,769)	10,511	(3,463)	625,013	40,461	665,474
Cash proceeds on issuance of shares, net	45,674	1,488				1,488		1,488
Grants issued in connection with services rendered	5,285			700		700		700
Shares issued under share incentive plans	576,148					—		—
Contributions						—	3,223	3,223
Forfeitures of shares	(3,562)	(274)				(274)		(274)
Distributions declared ($2.19 per share)			(88,356)	301		(88,055)		(88,055)
Distributions to noncontrolling interests						—	(6,000)	(6,000)
Windfall tax benefits—share incentive plans		2,569				2,569		2,569
Stock-based compensation expense		21,739		(4,449)		17,290		17,290
Repurchase and retirement of shares	(349,374)	(4,761)				(4,761)		(4,761)
Redemption value adjustment		455				455		455
Purchase of noncontrolling interest (Note 4)		(5,879)				(5,879)	(1,612)	(7,491)
Net income			139,079			139,079	(1,864)	137,215
Change in other comprehensive loss					(5,044)	(5,044)	(387)	(5,431)
Balance at December 31, 2011	39,729,018	$779,071	(95,046)	$ 7,063	$ (8,507)	$ 682,581	$ 33,821	$716,402

(a) Distributions declared per share excludes special distribution of $0.30 per share declared in December 2009.

See Notes to Consolidated Financial Statements.

W. P. CAREY & CO. LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,		
	2011	2010	2009
Cash Flows — Operating Activities			
Net income	$ 139,138	$ 74,951	$ 70,568
Adjustments to net income:			
Depreciation and amortization, including intangible assets and deferred financing costs	29,616	24,443	24,476
Loss (income) from equity investments in real estate and the REITs in excess of distributions received	310	(4,920)	(2,258)
Straight-line rent and financing lease adjustments	(3,698)	286	2,223
Amortization of deferred revenue	(6,291)	—	—
Gain on deconsolidation of a subsidiary	(1,008)	—	—
Loss (gain) on sale of real estate	3,391	(460)	(7,701)
Gain on extinguishment of debt	—	—	(6,991)
Unrealized loss (gain) on foreign currency transactions and others	138	300	(174)
Realized gain on foreign currency transactions and others	(965)	(731)	(257)
Allocation of (loss) earnings to profit-sharing interest	—	(781)	3,900
Management and disposition income received in shares of affiliates	(73,936)	(35,235)	(31,721)
Gain on conversion of shares	(3,806)	—	—
Gain on change in control of interests	(27,859)	—	—
Impairment charges	10,473	15,381	10,424
Stock-based compensation expense	17,716	7,082	9,336
Deferred acquisition revenue received	21,546	21,204	25,068
Increase in structuring revenue receivable	(19,537)	(20,237)	(11,672)
Increase (decrease) in income taxes, net	244	(1,288)	(9,276)
Net changes in other operating assets and liabilities	(5,356)	6,422	(1,401)
Net cash provided by operating activities	80,116	86,417	74,544
Cash Flows — Investing Activities			
Distributions received from equity investments in real estate and the REITs in excess of equity income	20,807	18,758	39,102
Capital contributions to equity investments	(2,297)	—	(2,872)
Purchase of interests in CPA®:16 – Global	(121,315)	—	—
Purchases of real estate and equity investments in real estate	(24,315)	(96,884)	(39,632)
VAT paid in connection with acquisition of real estate	—	(4,222)	—
VAT refunded in connection with acquisitions of real estate	5,035	—	—
Capital expenditures	(13,239)	(5,135)	(7,775)
Cash acquired on acquisition of subsidiaries	57	—	—
Proceeds from sale of real estate	12,516	14,591	43,487
Proceeds from sale of securities	818	—	—
Proceeds from transfer of profit-sharing interest	—	—	21,928
Funding of short-term loans to affiliates	(96,000)	—	—
Proceeds from repayment of short-term loans to affiliates	96,000	—	—
Funds released from escrow	2,584	36,620	—
Funds placed in escrow	(6,735)	(1,571)	(36,132)
Net cash (used in) provided by investing activities	(126,084)	(37,843)	18,106
Cash Flows — Financing Activities			
Distributions paid	(85,814)	(92,591)	(78,618)
Contributions from noncontrolling interests	3,223	14,261	2,947
Distributions to noncontrolling interests	(7,258)	(4,360)	(5,505)
Contributions from profit-sharing interest	—	3,694	—
Distributions to profit-sharing interest	—	(693)	(5,645)
Purchase of noncontrolling interest	(7,502)	—	(15,380)
Scheduled payments of mortgage principal	(25,327)	(14,324)	(9,534)
Prepayments of mortgage principal	—	—	(13,974)
Proceeds from mortgage financing	45,491	56,841	42,495
Proceeds from lines of credit	251,410	83,250	150,500
Repayments of lines of credit	(160,000)	(52,500)	(148,518)
Proceeds from loans from affiliates	—	—	1,625
Repayments of loans from affiliates	—	—	(1,770)
Payment of financing costs	(7,778)	(1,204)	(862)
Proceeds from issuance of shares	1,488	3,724	1,507
Windfall tax benefit associated with stock-based compensation awards	2,569	2,354	143
Repurchase and retirement of shares	—	—	(10,686)
Net cash provided by (used in) financing activities	10,502	(1,548)	(91,275)
Change in Cash and Cash Equivalents During the Year			
Effect of exchange rate changes on cash	70	(783)	276
Net (decrease) increase in cash and cash equivalents	(35,396)	46,243	1,651
Cash and cash equivalents, beginning of year	64,693	18,450	16,799
Cash and cash equivalents, end of year	$ 29,297	$ 64,693	$ 18,450

(Continued)

Supplemental noncash activities:

On May 2, 2011, in connection with entering into an amended and restated advisory agreement with CPA®:16 – Global as a result of the UPREIT Reorganization, we received a special membership interest in CPA®:16 – Global's operating partnership and recorded as consideration a $28.3 million adjustment to Equity investments in real estate and the REITs to reflect the fair value of our Special Member Interest in that operating partnership (Note 3).

Also on May 2, 2011, we exchanged 11,113,050 shares of CPA®:14 for 13,260,091 shares of CPA®:16 – Global in connection with the CPA®:14/16 Merger, resulting in a gain of approximately $2.8 million (Note 3).

In connection with the acquisition of properties from CPA®:14 in May 2011, we assumed two non-recourse mortgages on the related properties with an aggregate fair value of $87.6 million at the date of acquisition (Note 4).

In September 2011, we deconsolidated a wholly-owned subsidiary because we no longer had control over the activities that most significantly impact its economic performance following possession of the subsidiary's property by a receiver (Note 16). The following table presents the assets and liabilities of the subsidiary on the date of deconsolidation (in thousands):

Assets	
Net investments in properties	$ 5,340
Intangible assets and goodwill, net	(15)
Other assets, net	—
Total	$ 5,325
Liabilities:	
Non-recourse debt	$(6,311)
Accounts payable, accrued expenses and other liabilities	(22)
Total	$(6,333)

Supplemental cash flows information (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Interest paid	$21,168	$15,351	$14,845
Income taxes paid	$33,641	$24,307	$35,039

See Notes to Consolidated Financial Statements.

Note 1. Business

W. P. Carey provides long-term financing via sale-leaseback and build-to-suit transactions for companies worldwide and manages a global investment portfolio. We invest primarily in commercial properties domestically and internationally that are generally triple-net leased to single corporate tenants, which requires each tenant to pay substantially all of the costs associated with operating and maintaining the property. We also earn revenue as the advisor to publicly-owned, non-listed CPA® REITs and invest in similar properties. At December 31, 2011, we were the advisor to the following CPA® REITs: CPA®:15, CPA®:16 – Global and CPA®:17 – Global, and we were the advisor to CPA®:14 until the CPA®:14/16 Merger (Note 3). We are also the advisor to CWI, which invests in lodging and lodging-related properties. At December 31, 2011, we owned and/or managed more than 980 properties domestically and internationally. Our owned portfolio was comprised of our full or partial ownership interest in 157 properties, substantially all of which were net leased to 73 tenants, and totaled approximately 13 million square feet (on a pro rata basis) with an occupancy rate of approximately 93%. In addition, through our Carey Storage and Livho subsidiaries, we had interests in 21 self-storage properties and a hotel property, respectively, for an aggregate of approximately 0.8 million square feet (on a pro rata basis) at December 31, 2011.

Primary Business Segments

Investment Management — We structure and negotiate investments and debt placement transactions for the REITs, for which we earn structuring revenue, and manage their portfolios of real estate investments, for which we earn asset-based management and performance revenue. We earn asset-based management and performance revenue from the REITs based on the value of their assets related to real estate, lodging, and self-storage under management. As funds available to the REITs are invested, the asset base from which we earn revenue increases. In addition, we also receive a percentage of distributions of available cash from the operating partnerships of CPA®:17 – Global and CWI, as well as from the operating partnership of CPA®:16 – Global after the CPA®:14/16 Merger. We may also earn incentive and disposition revenue and receive other compensation in connection with providing liquidity alternatives to the REIT shareholders.

Real Estate Ownership — We own and invest in commercial properties in the U.S. and the European Union that are then leased to companies, primarily on a triple-net lease basis. We may also invest in other properties if opportunities arise. Effective as of January 1, 2011, we include our equity investments in the REITs in our Real Estate Ownership segment. The equity income or loss from the REITs that is now included in our Real Estate Ownership segment represents our proportionate share of the revenue less expenses of the net-leased properties held by the REITs. This treatment is consistent with that of our directly-owned properties.

Note 2. Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements reflect all of our accounts, including those of our majority-owned and/or controlled subsidiaries. The portion of equity in a subsidiary that is not attributable, directly or indirectly, to us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated.

We have investments in tenancy-in-common interests in various domestic and international properties. Consolidation of these investments is not required as they do not qualify as VIEs and do not meet the control requirement required for consolidation. Accordingly, we account for these investments using the equity method of accounting. We use the equity method of accounting because the shared decision-making involved in a tenancy-in-common interest investment creates an opportunity for us to have significant influence on the operating and financial decisions of these investments and thereby creates some responsibility by us for a return on our investment. Additionally, we own interests in single-tenant net leased properties leased to corporations through noncontrolling interests in partnerships and limited liability companies that we do not control but over which we exercise significant influence. We account for these investments under the equity method of accounting. At times the carrying value of our equity investments may fall below zero for certain investments. We intend to fund our share of the ventures' future operating deficits should the need arise. However, we have no legal obligation to pay for any of the liabilities of such ventures nor do we have any legal obligation to fund operating deficits.

We formed CWI in March 2008 for the purpose of acquiring interests in lodging and lodging-related properties. In April 2010, CWI filed a registration statement with the SEC to sell up to $1.0 billion of its common stock in an initial public offering plus up to an additional $237.5 million of its common stock under a dividend reinvestment plan. This registration statement was declared effective by the SEC in September 2010. Through December 31, 2010, the financial statements of CWI, which had no significant assets, liabilities or operations, were included in our consolidated financial statements, as we owned all of CWI's outstanding common stock. Beginning in 2011, we have accounted for our interest in CWI under the equity method of accounting because, as the advisor, we do not exert control over, but we have the ability to exercise significant influence on, CWI.

Out-of-Period Adjustment

During the fourth quarter of 2011, we identified an error in the consolidated financial statements related to prior years. The error relates to the misapplication of accounting guidance related to the modifications of certain leases. We concluded this adjustment, with a net impact of $0.2 million on our statement of operations for the fourth quarter of 2011, was not material to our results for the prior year periods or to the period of adjustment. Accordingly, this cumulative change was recorded in the consolidated financial statements in the fourth quarter of 2011 as an out-of-period adjustment as follows: a reduction to Net investment in direct financing leases of $17.6 million and an increase in net Operating real estate of $17.9 million on the consolidated balance sheet; and an increase in Lease revenues of $0.9 million, a reduction of Impairment charges of $1.6 million, and an increase in Depreciation expense of $2.2 million on the consolidated statement of operations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in our consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Reclassifications and Revisions

Certain prior year amounts have been reclassified to conform to the current year presentation. The consolidated financial statements included in this Report have been retrospectively adjusted to reflect the disposition (or planned disposition) of certain properties as discontinued operations for all periods presented.

Purchase Price Allocation

In accordance with the guidance for business combinations, we determine whether a transaction or other event is a business combination, which requires that the assets acquired and liabilities assumed constitute a business. Each business combination is then accounted for by applying the acquisition method. If the assets acquired are not a business, we account for the transaction or other event as an asset acquisition. Under both methods, we recognize the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity, as well as recognizing and measuring goodwill or a gain from a bargain purchase. However, we immediately expense acquisition-related costs and fees associated with business combinations.

When we acquire properties accounted for as operating leases, we allocate the purchase costs to the tangible and intangible assets and liabilities acquired based on their estimated fair values. We determine the value of the tangible assets, consisting of land and buildings, as if vacant, and record intangible assets, including the above-market and below-market value of leases, the value of in-place leases and the value of tenant relationships, at their relative estimated fair values. See Real Estate Leased to Others and Depreciation below for a discussion of our significant accounting policies related to tangible assets. We include the value of below-market leases in Accounts payable, accrued expenses and other liabilities in the consolidated financial statements.

We record above-market and below-market lease values for owned properties based on the present value (using an interest rate reflecting the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) our estimate of fair market lease rates for the property or equivalent property, both of which are measured over a period equal to the estimated market lease term. We amortize the capitalized above-market lease value as a reduction of rental income over the estimated market lease term. We amortize the capitalized below-market lease value as an increase to rental income over the initial term and any fixed rate renewal periods in the respective leases.

We allocate the total amount of other intangibles to in-place lease values and tenant relationship intangible values based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with each tenant. The characteristics we consider in allocating these values include estimated market rent, the nature and extent of the existing relationship with the tenant, the expectation of lease renewals, estimated carrying costs of the property if vacant and estimated costs to execute a new lease, among other factors. We determine these values using our estimates or by relying in part upon third-party appraisals. We amortize the capitalized value of in-place lease intangibles to expense over the remaining initial term of each lease. We amortize the capitalized value of tenant relationships to expense over the initial and expected renewal terms of the lease. No amortization period for intangibles will exceed the remaining depreciable life of the building.

If a lease is terminated, we charge the unamortized portion of above-market and below-market lease values to lease revenue, and in-place lease and tenant relationship values to amortization expenses.

Operating Real Estate

We carry land and buildings and personal property at cost less accumulated depreciation. We capitalize improvements, while we expense replacements, maintenance and repairs that do not improve or extend the lives of the respective assets as incurred.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. Items classified as cash equivalents include commercial paper and money-market funds. Our cash and cash equivalents are held in the custody of several financial institutions, and these balances, at times, exceed federally insurable limits. We seek to mitigate this risk by depositing funds only with major financial institutions.

Other Assets and Liabilities

We include prepaid expenses, deferred rental income, tenant receivables, deferred charges, escrow balances held by lenders, restricted cash balances, marketable securities, derivative assets and corporate fixed assets in Other assets. We include derivative instruments; miscellaneous amounts held on behalf of tenants; and deferred revenue, including unamortized below-market rent intangibles in Other liabilities. Deferred charges are costs incurred in connection with mortgage financings and refinancings that are amortized over the terms of the mortgages and included in Interest expense in the consolidated financial statements. Deferred rental income is the aggregate cumulative difference for operating leases between scheduled rents that vary during the lease term, and rent recognized on a straight-line basis. Marketable securities are classified as available-for-sale securities and reported at fair value with unrealized gains and losses on these securities reported as a component of Other comprehensive income until realized.

Real Estate Leased to Others

We lease real estate to others primarily on a triple-net leased basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance, repairs, renewals and improvements. We charge expenditures for maintenance and repairs, including routine betterments, to operations as incurred. We capitalize significant renovations that increase the useful life of the properties. For the years ended December 31, 2011, 2010 and 2009, although we are legally obligated for payment pursuant to our lease agreements with our tenants, lessees were responsible for the direct payment to the taxing authorities of real estate taxes of approximately $6.4 million, $7.7 million and $8.8 million, respectively.

We diversify our real estate investments among various corporate tenants engaged in different industries, by property type and by geographic area (Note 9). Substantially all of our leases provide for either scheduled rent increases, periodic rent adjustments based on formulas indexed to changes in the CPI or similar indices or percentage rents. CPI-based adjustments are contingent on future events and are therefore not included in straight-line rent calculations. We recognize rents from percentage rents as reported by the lessees, which is after the level of sales requiring a rental payment to us is reached. Percentage rents were insignificant for the periods presented.

We account for leases as operating or direct financing leases, as described below:

Operating leases — We record real estate at cost less accumulated depreciation; we recognize future minimum rental revenue on a straight-line basis over the term of the related leases and charge expenses (including depreciation) to operations as incurred (Note 4).

Direct financing method — We record leases accounted for under the direct financing method at their net investment (Note 5). We defer and amortize unearned income to income over the lease term so as to produce a constant periodic rate of return on our net investment in the lease.

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (20 lessees represented 78% of lease revenues during 2011), we believe that it is necessary to evaluate the collectability of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. Therefore, in recognizing our provision for uncollected rents and other tenant receivables, we evaluate actual past due amounts and make subjective judgments as to the collectability of those amounts based on factors including, but not limited to, our knowledge of a lessee's circumstances, the age of the receivables, the tenant's credit profile and prior experience with the tenant. Even if a lessee has been making payments, we may reserve for the entire receivable amount if we believe there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

Revenue Recognition

We earn structuring revenue and asset management revenue in connection with providing services to the REITs. We earn structuring revenue for services we provide in connection with the analysis, negotiation and structuring of transactions, including acquisitions and dispositions and the placement of mortgage financing obtained by the REITs. Asset management revenue consists of property management, leasing and advisory revenue. Receipt of the incentive revenue portion of the asset management revenue or performance revenue, however, is subordinated to the achievement of specified cumulative return requirements by the shareholders of the REITs. At our option, the performance revenue may be collected in cash or shares of the REIT (Note 3). In addition, we earn subordinated incentive and disposition revenue related to the disposition of properties. We may also earn termination revenue in connection with the termination of the advisory agreements for the REITs.

We recognize all revenue as earned. We earn structuring revenue upon the consummation of a transaction and asset management revenue when services are performed. We recognize revenue subject to subordination only when the performance criteria of the REIT is achieved and contractual limitations are not exceeded.

We earn subordinated disposition and incentive revenue after shareholders have received their initial investment plus a specified preferred return. We earn termination revenue when a liquidity event is consummated.

We are also reimbursed for certain costs incurred in providing services, including broker-dealer commissions paid on behalf of the REITs, marketing costs and the cost of personnel provided for the administration of the REITs. We record reimbursement income as the expenses are incurred, subject to limitations on a REIT's ability to incur offering costs.

We earned wholesaling revenue of $0.15 per share sold in connection with CPA® 17 – Global's initial public offering through its termination on April 7, 2011. In addition, as discussed in Note 3 to the consolidated financial statements, we earn a dealer manager fee of up to $0.35 per share sold in connection with CPA® 17 – Global's follow-on offering commencing April 7, 2011 and $0.30 per share sold in connection with CWI's initial offering. We re-allow all or a portion of the dealer manager fees to selected dealers in the offerings. Dealer manager fees that are not re-allowed are classified as wholesaling revenue. Wholesaling revenue earned is generally offset by underwriting costs incurred in connection with the offerings, which are included in General and administrative expenses.

Depreciation

We compute depreciation of building and related improvements using the straight-line method over the estimated useful lives of the properties (generally 40 years) and furniture, fixtures and equipment (generally up to seven years). We compute depreciation of tenant improvements using the straight-line method over the lesser of the remaining term of the lease or the estimated useful life.

Impairments

We periodically assess whether there are any indicators that the value of our long-lived assets, including goodwill, may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, the vacancy of a property that is not subject to a lease; a lease default by a tenant that is experiencing financial difficulty; the termination of a lease by a tenant; or the rejection of a lease in a bankruptcy proceeding. We may incur impairment charges on long-lived assets, including real estate, direct financing leases, assets held for sale and equity investments in real estate. We may also incur impairment charges on marketable securities and goodwill. Our policies for evaluating whether these assets are impaired are presented below.

Real Estate

For real estate assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property to the future net undiscounted cash flow that we expect the property will generate, including any estimated proceeds from the eventual sale of the property. The undiscounted cash flow analysis requires us to make our best estimate of market rents, residual values and holding periods. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in determining the best possible estimate of future cash flows. If the future net undiscounted cash flow of the property is less than the carrying value, the property is considered to be impaired. We then measure the loss as the excess of the carrying value of the property over its estimated fair value.

Direct Financing Leases

We review our direct financing leases at least annually to determine whether there has been an other-than-temporary decline in the current estimate of residual value of the property. The residual value is our estimate of what we could realize upon the sale of the property at the end of the lease term, based on market information. If this review indicates that a decline in residual value has occurred that is other-than-temporary, we recognize an impairment charge and revise the accounting for the direct financing lease to reflect a portion of the future cash flow from the lessee as a return of principal rather than as revenue.

When we enter into a contract to sell the real estate assets that are recorded as direct financing leases, we evaluate whether we believe it is probable that the disposition will occur. If we determine that the disposition is probable and therefore the asset's holding period is reduced, we record an allowance for credit losses to reflect the change in the estimate of the undiscounted future rents. Accordingly, the net investment balance is written down to fair value.

Assets Held for Sale

We classify real estate assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. When we classify an asset as held for sale, we calculate its estimated fair value as the expected sale price, less expected selling costs. We then compare the asset's estimated fair value to its carrying value, and if the estimated fair value is less than the property's carrying value, we reduce the carrying value to the estimated fair value. We will continue to review the initial impairment for subsequent changes in the estimated fair value, and may recognize an additional impairment charge if warranted.

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We measure and record a property that is reclassified as held and used at the lower of (i) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used, or (ii) the estimated fair value at the date of the subsequent decision not to sell.

Equity Investments in Real Estate and the REITs

We evaluate our equity investments in real estate and in the REITs on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and whether or not that impairment is other-than-temporary. To the extent impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its estimated fair value. For equity investments in real estate, we calculate estimated fair value by multiplying the estimated fair value of the underlying venture's net assets by our ownership interest percentage. For our investments in the REITs, we calculate the estimated fair value of our investment using the most recently published NAV of each REIT.

Marketable Securities

We evaluate our marketable securities for impairment if a decline in estimated fair value below cost basis is considered other-than-temporary. In determining whether the decline is other-than-temporary, we consider the underlying cause of the decline in value, the estimated recovery period, the severity and duration of the decline, as well as whether we plan to sell the security or will more likely than not be required to sell the security before recovery of its cost basis. If we determine that the decline is other-than-temporary, we record an impairment charge to reduce our cost basis to the estimated fair value of the security. In accordance with current accounting guidance, the credit component of an other-than-temporary impairment is recognized in earnings while the non-credit component is recognized in Other comprehensive income.

Goodwill

We evaluate goodwill recorded by our Investment Management segment for possible impairment at least annually using a two-step process. To identify any impairment, we first compare the estimated fair value of our Investment Management segment with its carrying amount, including goodwill. We calculate the estimated fair value of the Investment Management segment by applying a multiple, based on comparable companies, to earnings. If the fair value of the Investment Management segment exceeds its carrying amount, we do not consider goodwill to be impaired and no further analysis is required. If the carrying amount of the Investment Management segment exceeds its estimated fair value, we then perform the second step to measure the amount of the impairment charge.

For the second step, we determine the impairment charge by comparing the implied fair value of the goodwill with its carrying amount and record an impairment charge equal to the excess of the carrying amount over the implied fair value. We determine the implied fair value of the goodwill by allocating the estimated fair value of the Investment Management segment to its assets and liabilities. The excess of the estimated fair value of the Investment Management segment over the amounts assigned to its assets and liabilities is the implied fair value of the goodwill.

Assets Held for Sale

We classify assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. Assets held for sale are recorded at the lower of carrying value or estimated fair value, which is generally calculated as the expected sale price, less expected selling costs. The results of operations and the related gain or loss on sale of properties that have been sold or that are classified as held for sale are included in discontinued operations (Note 16).

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We measure and record a property that is reclassified as held and used at the lower of (i) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (ii) the estimated fair value at the date of the subsequent decision not to sell.

We recognize gains and losses on the sale of properties when, among other criteria we no longer have continuing involvement, the parties are bound by the terms of the contract, all consideration has been exchanged and all conditions precedent to closing have been performed. At the time the sale is consummated, a gain or loss is recognized as the difference between the sale price, less any selling costs, and the carrying value of the property.

Stock-Based Compensation

We have granted restricted shares, stock options, RSUs and PSUs to certain employees and independent directors. Grants were awarded in the name of the recipient subject to certain restrictions of transferability and a risk of forfeiture. The forfeiture provisions on the awards generally expire annually, over their respective vesting periods. Stock-based compensation expense for all equity-classified stock-based compensation awards is based on the grant date fair value estimated in accordance with current accounting guidance for share-based payments. We recognize these compensation costs for only those shares expected to vest on a straight-line or graded-vesting basis, as appropriate, over the requisite service period of the award. We include stock-based compensation within the listed shares caption of equity.

Foreign Currency

Translation

We have interests in real estate investments in the European Union for which the functional currency is the Euro. We perform the translation from the Euro to the U.S. dollar for assets and liabilities using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. We report the gains and losses resulting from such translation as a component of other comprehensive income in equity. At December 31, 2011 and 2010, the cumulative foreign currency translation adjustment losses were $3.3 million and $1.9 million, respectively.

Transaction Gains or Losses

Foreign currency transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in the exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of that transaction. That increase or decrease in the expected functional currency cash flows is an unrealized foreign currency transaction gain or loss that generally will be included in the determination of net income for the period in which the exchange rate changes. Likewise, a transaction gain or loss (measured from the transaction date or the most recent intervening balance sheet date, whichever is later), realized upon settlement of a foreign currency transaction generally will be included in net income for the period in which the transaction is settled. Foreign currency transactions that are (i) designated as, and are effective as, economic hedges of a net investment and (ii) inter-company foreign currency transactions that are of a long-term nature (that is, settlement is not planned or anticipated in the foreseeable future), when the entities to the transactions are consolidated or accounted for by the equity method in our financial statements, are not included in determining net income but are accounted for in the same manner as foreign currency translation adjustments and reported as a component of other comprehensive income in equity.

Foreign currency intercompany transactions that are scheduled for settlement, consisting primarily of accrued interest and the translation to the reporting currency of subordinated intercompany debt with scheduled principal payments, are included in the determination of net income. We recognized net unrealized gains (losses) of $(0.1) million, $(0.3) million and $0.2 million from such transactions for the years ended December 31, 2011, 2010 and 2009, respectively. For the years ended December 31, 2011, 2010 and 2009, we recognized net realized (losses) gains of $0.4 million, $(0.1) million and less than $0.1 million, respectively, on foreign currency transactions in connection with the transfer of cash from foreign operations of subsidiaries to the parent company.

Derivative Instruments

We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. If a derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. For cash flow hedges, any ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

Income Taxes

We have elected to be treated as a partnership for U.S. federal income tax purposes. Deferred income taxes are recorded for the corporate subsidiaries based on earnings reported. The provision for income taxes differs from the amounts currently payable because of temporary differences in the recognition of certain income and expense items for financial reporting and tax reporting purposes. Income taxes are computed under the asset and liability method. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between tax bases and financial bases of assets and liabilities (Note 15).

Real Estate Ownership Operations

Our real estate operations are conducted through subsidiaries that are real estate investment trusts. As such, our real estate operations are generally not subject to federal tax, and accordingly, no provision has been made for U.S. federal income taxes in the consolidated financial statements for these operations. These operations are subject to certain state, local and foreign taxes, as applicable.

We hold our real estate assets under a subsidiary, Carey REIT II, Inc. ("Carey REIT II"). Carey REIT II has elected to be taxed as a real estate investment trust under the Internal Revenue Code. We believe we have operated, and we intend to continue to operate, in a manner that allows Carey REIT II to continue to qualify as a real estate investment trust. Under the real estate investment trust operating structure, Carey REIT II is permitted to deduct distributions paid to our shareholders and generally will not be required to pay U.S. federal income taxes. Accordingly, no provision has been made for U.S. federal income taxes in the consolidated financial statements related to Carey REIT II.

Investment Management Operations

We conduct our investment management operations primarily through taxable subsidiaries. These operations are subject to federal, state, local and foreign taxes, as applicable. Our financial statements are prepared on a consolidated basis including these taxable subsidiaries and include a provision for current and deferred taxes on these operations.

Earnings Per Share

Basic earnings per share is calculated by dividing net income available to common shareholders, as adjusted for unallocated earnings attributable to the unvested RSUs by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share reflects potentially dilutive securities (options, restricted shares and RSUs) using the treasury stock method, except when the effect would be anti-dilutive.

Future Accounting Requirements

The following Accounting Standards Updates ("ASUs") promulgated by FASB are applicable to us in future reports, as indicated:

ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs — In May 2011, the FASB issued an update to ASC 820, *Fair Value Measurements*. The amendments in the update explain how to measure fair value and do not require additional fair value measurements, nor are they intended to establish valuation standards or affect valuation practices outside of financial reporting. These new amendments will impact the level of information we provide, particularly for level 3 fair value measurements and the measurement's sensitivity to changes in unobservable inputs, our use of a nonfinancial asset in a way that differs from that asset's highest and best use, and the categorization by level of the fair value hierarchy for items that are not measured at fair value in the balance sheet but for which the fair value is required to be disclosed. These amendments are expected to impact the form of our disclosures only, are applicable to us prospectively and are effective for our interim and annual periods beginning in 2012.

ASU 2011-05 and ASU 2011-12, Presentation of Comprehensive Income — In June and December 2011, the FASB issued updates to ASC 220, *Comprehensive Income*. The amendments in the initial update change the reporting options applicable to the presentation of other comprehensive income and its components in the financial statements. The initial update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. Additionally, the initial update requires the consecutive presentation of the statement of net income and other comprehensive income. Finally, the initial update required an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income; however, the update issued in December 2011 tabled this requirement for further deliberation. These amendments impact the form of our disclosures only, are applicable to us retrospectively and are effective for our interim and annual periods beginning in 2012.

ASU 2011-08, Testing Goodwill for Impairment — In September 2011, the FASB issued an update to ASC 350, *Intangibles – Goodwill and Other*. The objective of this ASU is to simplify how entities test goodwill for impairment. The amendments in the ASU permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. Previous guidance under topic 350 required an entity to test goodwill for impairment, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount, including goodwill (step one). If the fair value of a reporting unit is less than its carrying amount, then the second step of the test must be performed to measure the amount of the impairment loss, if any. Under the amendments in this ASU, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. We are currently assessing the potential impact that the adoption of the new guidance will have on our financial position and results of operations.

ASU 2011-10, Derecognition of in Substance Real Estate—a Scope Clarification — In December 2011, the FASB issued an update to clarify that when a parent (reporting entity) ceases to have a controlling financial interest (as described in ASC subtopic 810-10, *Consolidation*) in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt, the reporting entity should apply the guidance in subtopic 360-20, *Property, Plant and Equipment*, to determine whether it should derecognize the in substance real estate. Generally, a reporting entity would not satisfy the requirements to derecognize the in substance real estate before the legal transfer of the real estate to the lender and the extinguishment of the related nonrecourse indebtedness. Under this new guidance, even if the reporting entity ceases to have a controlling financial interest under subtopic 810-10, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary's operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. This amendment is applicable to us prospectively for deconsolidation events occurring after June 15, 2012 and will impact the timing in which we recognize the impact of such transactions, which may be material, within our results of operations.

ASU 2011-11, Disclosures about Offsetting Assets and Liabilities — In December 2011, the FASB issued an update to ASC 210, *Balance Sheet*, which enhances current disclosures about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Entities are required to provide both net and gross information for these assets and liabilities in order to facilitate comparability between financial statements prepared on the basis of U.S. GAAP and financial statements prepared on the basis of IFRS. This standard will be effective for our fiscal quarter beginning January 1, 2014 with retrospective application required. We do not expect the adoption will have a material impact on our statement of financial position.

Note 3. Agreements and Transactions with Related Parties

Advisory Agreements with the REITs

We have advisory agreements with each of the REITs pursuant to which we earn certain fees or are entitled to receive distributions of cash flow. In connection with CPA®:16 – Global's internal reorganization on May 2, 2011 following the CPA®:14/16 Merger, we entered into an amended and restated advisory agreement with CPA®:16 – Global (see "CPA®:16 – Global UPREIT Reorganization" below). The CPA® REIT advisory agreements, which were scheduled to expire on September 30, 2011, were extended twice for three-month periods since that date and are currently scheduled to expire on March 31, 2012 unless otherwise extended. The CWI advisory agreement, which was also scheduled to expire on September 30, 2011, was renewed for an additional year pursuant to its terms, effective as of October 1, 2011. The following table presents a summary of revenue earned and/or cash received from the REITs in connection with providing services as the advisor to the REITs (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Asset management revenue	$ 66,808	$ 76,246	$ 76,621
Reimbursed costs from affiliates	64,829	60,023	47,534
Incentive, termination and subordinated disposition revenue	52,515	—	—
Structuring revenue	46,831	44,525	23,273
Wholesaling revenue	11,664	11,096	7,691
Distributions of available cash	15,535	4,468	2,160
Deferred revenue earned	5,662	—	—
	$263,844	$196,358	$157,279

Asset Management Revenue

We earn asset management revenue from each REIT, which is based on average invested assets and is calculated according to the advisory agreement for each REIT. For CPA®:16 – Global prior to the CPA®:14/16 Merger and for CPA®:15, this revenue generally totaled 1% per annum, with a portion of this revenue, or 0.5%, contingent upon the achievement of specific performance criteria. For CPA®:16 – Global subsequent to the CPA®:14/16 Merger, we earn asset management revenue of 0.5% of average invested assets. For CPA®:17 – Global, we earn asset management revenue ranging from 0.5% of average market value for long-term net leases and certain other types of real estate investments up to 1.75% of average equity value for certain types of securities. For CWI, we earn asset management revenue of 0.5% of the average market value of lodging-related investments. We do not earn performance revenue from CPA®:17 – Global, CWI and, subsequent to the CPA®:14/16 Merger, from CPA®:16 – Global.

Under the terms of the advisory agreements, we may elect to receive cash or shares of stock for any revenue due from each REIT. In both 2011 and 2010, we elected to receive all asset management revenue in cash, with the exception of the asset management revenue received from CPA®:17 – Global and CPA®:16 – Global subsequent to the CPA®:14/16 Merger, which we elected to receive in shares. For both 2011 and 2010, we also elected to receive performance revenue from CPA®:16 – Global prior to the CPA®:14/16 Merger in shares, while for CPA®:14 prior to CPA®:14/16 Merger and CPA®:15 we elected to receive 80% of all performance revenue in shares, with the remaining 20% payable in cash.

Reimbursed Costs from Affiliates and Wholesaling Revenue

The REITs reimburse us for certain costs, primarily broker-dealer commissions paid on behalf of the REITs and marketing and personnel costs. Under the terms of a sales agency agreement between our wholly-owned broker-dealer subsidiary and CPA®:17 – Global, we earn a selling commission of up to $0.65 per share sold and a dealer manager fee of up to $0.35 per share sold. We re-allow all or a portion of the selling commissions to selected dealers participating in CPA®:17 – Global's offering and may re-allow up to the full selected dealer revenue to selected dealers. In addition, our wholly-owned broker-dealer subsidiary entered into a dealer manager agreement with CWI, whereby we receive a selling commission of up to $0.70 per share sold and a dealer manager fee of up to $0.30 per share sold, a portion of which may be re-allowed to the selected broker dealers. Dealer manager fees that are not re-allowed are classified as wholesaling revenue. Total underwriting compensation earned in connection with CPA®:17 – Global and CWI's offerings, including selling commissions, selected dealer revenue, wholesaling revenue and reimbursements made by us to selected dealers, cannot exceed the limitations prescribed by the Financial Industry Regulatory Authority, Inc. The limit on underwriting compensation is currently 10% of gross offering proceeds. We may also be reimbursed for reasonable bona fide due diligence expenses incurred which are supported by a detailed and itemized invoice. Such reimbursements are subject to the limitations on organization and offering expenses described above.

Pursuant to our advisory agreement with CWI, upon reaching the minimum offering amount of $10.0 million on March 3, 2011, CWI became obligated to reimburse us for all organization and a portion of offering costs incurred in connection with its offering, up to a maximum amount (excluding selling commissions and the dealer manager fee) of 2% of the gross proceeds of its offering and distribution reinvestment plan. Through December 31, 2011, we have incurred organization and offering costs on behalf of CWI of approximately $5.1 million. However, at December 31, 2011, CWI was only obligated to reimburse us $0.9 million of these costs because of the 2% limitation described above, and no such costs had been reimbursed as of that date because CWI had no available cash.

Incentive, Termination and Subordinated Disposition Revenue

We earn revenue related to the disposition of properties by the REITs, subject to subordination provisions, which will only be recognized as the relevant conditions are met. Such revenue may include subordinated disposition revenue of no more than 3% of the value of any assets sold, payable only after shareholders have received back their initial investment plus a specified preferred return, and subordinated incentive revenue of 15% of the net cash proceeds distributable to shareholders from the disposition of properties, after recoupment by shareholders of their initial investment plus a specified preferred return. We may also, in connection with the termination of the advisory agreements for the REITs, be entitled to a termination payment based on the amount by which the fair value of a REITs' properties, less indebtedness, exceeds investors' capital plus a specified preferred return.

We waived any acquisition fees payable by CPA®:16 – Global under its advisory agreement with us in respect of the properties it acquired in the CPA®:14/16 Merger and also waived any disposition fees that may subsequently be payable by CPA®:16 – Global upon a sale of such assets. As the advisor to CPA®:14, we earned acquisition fees related to those properties when they were acquired by CPA®:14 and disposition fees on those properties to CPA®:16 – Global by CPA®:14 in the CPA®:14/16 Merger and, as a result, we and CPA®:16 – Global agreed that we should not receive fees upon the acquisition or disposition of the same properties by CPA®:16 – Global. As a condition of the Proposed Merger, we have agreed to waive our subordinated disposition and termination fees from CPA®:15.

Structuring Revenue

Under the terms of the advisory agreements, we earn revenue in connection with structuring and negotiating investments and related financing for the REITs, which we call acquisition revenue. We may receive acquisition revenue of up to an average of 4.5% of the total cost of all investments made by each CPA® REIT. A portion of this revenue (generally 2.5%) is paid when the transaction is completed, while the remainder (generally 2%) is payable in annual installments ranging from three to eight years, provided the relevant CPA® REIT meets its performance criterion. For certain types of non-long term net lease investments acquired on behalf of CPA®:17 – Global, initial acquisition revenue may range from 0% to 1.75% of the equity invested plus the related acquisition revenue, with no deferred acquisition revenue being earned. For CWI, we earn initial acquisition revenue of 2.5% of the total investment cost of the properties acquired and loans originated by us not to exceed 6% of the aggregate contract purchase price of all investments and loans with no deferred acquisition revenue being earned. We may also be entitled, subject to the REIT board approval, to fees for structuring loan refinancing of up to 1% of the principal amount. This loan refinancing revenue, together with the acquisition revenue, is referred to as structuring revenue.

Unpaid transaction fees, including accrued interest, are included in Due from affiliates in the consolidated financial statements. Unpaid transaction fees bear interest at annual rates ranging from 5% to 7%. The following tables present the amount of unpaid transaction fees and interest earned on these fees (in thousands):

	At December 31, 2011	At December 31, 2010
Unpaid deferred acquisition fees	$ 29,410	$ 31,419

	Years Ended December 31,		
	2011	2010	2009
Interest earned on unpaid deferred acquisition fees	$1,332	$1,136	$1,534

Distributions of Available Cash and Deferred Revenue Earned

We receive distributions of our proportionate share of earnings up to 10% of available cash from CPA®:17 – Global, CWI, and after the UPREIT reorganization, CPA®:16 – Global, as defined in the respective advisory agreements, from their operating partnerships. As discussed under "CPA®:16 – Global UPREIT Reorganization" below, we acquired the Special Member Interest in CPA®:16 – Global's operating partnership for $0.3 million during the second quarter of 2011. We recorded the Special Member Interest at its fair value of $28.3 million, which is net of approximately $6.0 million related to our ownership interest in CPA®:16 – Global that was eliminated in our consolidated financial statement, to be amortized into earnings over the expected period of performance. Cash distributions of our proportionate share of earnings from the CPA®:16 – Global and CPA®:17 – Global operating partnerships as well as deferred revenue earned from our Special Member Interest in CPA®:16 – Global's operating partnership are recorded as Income from equity investments in real estate and the REITs within the Investment Management segment. We have not yet received any cash distributions of our proportionate share of earnings from CWI's operating partnership because CWI had no earnings through December 31, 2011.

Other Transactions with Affiliates

CPA®:14/16 Merger

On May 2, 2011, CPA®:14 merged with and into a subsidiary of CPA®:16 – Global. In connection with the CPA®:14/16 Merger, on May 2, 2011, we purchased the remaining interests in three ventures from CPA®:14, in which we already had a partial ownership interest, for an aggregate purchase price of $31.8 million, plus the assumption of $87.6 million of indebtedness (Note 4). The purchase price was based on the appraised values of the ventures' underlying properties and debt.

In the CPA®:14/16 Merger, CPA®:14 shareholders were entitled to receive $11.50 per share, which was equal to the estimated NAV of CPA®:14 as of September 30, 2010. For each share of CPA®:14 stock owned, each CPA®:14 shareholder received a $1.00 per share special cash dividend and a choice of either (i) $10.50 in cash or (ii) 1.1932 shares of CPA®:16 – Global. The merger consideration of $954.5 million was paid by CPA®:16 – Global, including payment of $444.0 million to liquidating shareholders and issuing 57,365,145 shares of common stock with a fair value of $510.5 million on the date of closing to shareholders of CPA®:14 in exchange for 48,076,723 shares of CPA®:14 common stock. The $1.00 per share special cash distribution, totaling $90.4 million in the aggregate, was funded from the proceeds of the CPA®:14 Asset Sales. In connection with the CPA®:14/16 Merger, we agreed to purchase a sufficient number of shares of CPA®:16 – Global common stock from CPA®:16 – Global to enable it to pay the merger consideration if the cash on hand and available to CPA®:14 and CPA®:16 – Global, including the proceeds of the CPA®:14 Asset Sales and a new $320.0 million senior credit facility of CPA®:16 – Global, were not sufficient. Accordingly, we purchased 13,750,000 shares of CPA®:16 – Global on May 2, 2011 for $121.0 million, which we funded, along with other obligations, with cash on hand and $121.4 million drawn on our then-existing unsecured line of credit.

Upon consummation of the CPA®:14/16 Merger, we earned revenues of $31.2 million in connection with the termination of the advisory agreement with CPA®:14 and $21.3 million of subordinated disposition revenues. We elected to receive our termination revenue in 2,717,138 shares of CPA®:14, which were exchanged into 3,242,089 shares of CPA®:16 – Global in the CPA®:14/16 Merger. In addition, we received $11.1 million in cash as a result of the $1.00 per share special cash distribution paid by CPA®:14 to its shareholders. Upon closing of the CPA®:14/16 Merger, we received 13,260,091 shares of common stock of CPA®:16 – Global in respect of our shares of CPA®:14.

CAM waived any acquisition fees payable by CPA®:16 – Global under its advisory agreement with CAM in respect of the properties acquired in the CPA®:14/16 Merger and also waived any disposition fees that may subsequently be payable by CPA®:16 – Global upon a sale of such assets. As the advisor to CPA®:14, CAM earned acquisition fees related to those properties acquired by CPA®:14 and disposition fees on those properties upon the liquidation of CPA®:14 and, as a result, CAM and CPA®:16 – Global agreed that CAM should not receive fees upon the acquisition or disposition of the same properties by CPA®:16 – Global.

CPA®:16 – Global UPREIT Reorganization

Immediately following the CPA®:14/16 Merger on May 2, 2011, CPA®:16 – Global completed an internal reorganization whereby CPA®:16 – Global formed an UPREIT, which was approved by CPA®:16 – Global shareholders in connection with the CPA®:14/16 Merger. In connection with the formation of the UPREIT, CPA®:16 – Global contributed substantially all of its assets and liabilities to an operating partnership in exchange for a managing member interest and units of membership interest in the operating partnership, which together represent a 99.985% capital interest of the Managing Member. Through Carey REIT III, we acquired a Special Member Interest of 0.015% in the operating partnership for $0.3 million, entitling us to receive certain profit allocations and distributions of cash.

As consideration for the Special Member Interest, we amended our advisory agreement with CPA®:16 – Global to give effect to this UPREIT reorganization and to reflect a revised fee structure whereby (i) our asset management fees are prospectively reduced to 0.5% from 1.0% of the asset value of a property under management, (ii) the former 15% subordinated incentive fee and termination fees have been eliminated and replaced by (iii) a 10% Special General Partner Available Cash Distribution and (iv) the 15% Final Distribution, each defined below. The sum of the new 0.5% asset management fee and the Available Cash Distribution is expected to be lower than the original 1.0% asset management fee; accordingly, the Available Cash Distribution is contractually limited to 0.5% of the value of CPA®:16 – Global's assets under management. However, the amount of after-tax cash we receive pursuant to this revised structure is anticipated to be greater than the amount we received under the previous arrangement. The fee structure related to initial acquisition fees, subordinated acquisition fees and subordinated disposition fees for CPA®:16 – Global remains unchanged.

As Special General Partner, we are entitled to 10% of the operating partnership's available cash (the "Available Cash Distribution"), which is defined as the operating partnership's cash generated from operations, excluding capital proceeds, as reduced by operating expenses and debt service, excluding prepayments and balloon payments. We may elect to receive our Available Cash Distribution in shares of CPA®:16 – Global's common stock. In the event of a capital transaction such as a sale, exchange, disposition or refinancing of CPA®:16 – Global's assets, we are also entitled to receive a Final Distribution equal to 15% of residual returns after giving effect to a 100% return of the Managing Member's invested capital plus a 6% priority return.

We recorded the Special Member Interest as an equity investment at its fair value of $28.3 million and an equal amount of deferred revenues (Note 6), which is net of approximately $6.0 million related to our ownership interest of approximately 17.5% in CPA®:16 – Global that was eliminated in our consolidated financial statements. We will recognize the deferred revenue earned from our Special Member Interest in CPA®:16 – Global's operating partnership into earnings on a straight-line basis over the expected period of performance, which is currently estimated at three years based on the stated intended life of CPA®:16 – Global as described in its offering documents. The amount of deferred revenue recognized during the year ended December 31, 2011 was $5.7 million, which is net of $0.6 million in amortization associated with the basis differential generated by the Special Member Interest in CPA®:16 – Global's operating partnership and our underlying claim on the net assets of CPA®:16 – Global. We determined the fair value of the Special Member Interest based upon a discounted cash flow model, which included assumptions related to estimated future cash flows of CPA®:16 – Global and the estimated duration of the fee stream of three years. The equity investment is evaluated for impairment consistent with the policy described in Note 2.

Other

We are the general partner in a limited partnership (which we consolidate for financial statement purposes) that leases our office space and participates in an agreement with certain affiliates, including the REITs, for the purpose of leasing office space used for the administration of our operations and the operations of our affiliates and for sharing the associated costs. This limited partnership does not have any significant assets, liabilities or operations other than its interest in the office lease. The average estimated minimum lease payments for the office lease, inclusive of noncontrolling interests, at December 31, 2011 approximates $3.0 million annually through 2016. The table below presents income from noncontrolling interest partners related to reimbursements from these affiliates (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Income from noncontrolling interest partners	$2,542	$2,372	$2,374

The following table presents deferred rent due to affiliates related to this limited partnership, which are included in Accounts payable, accrued expenses and other liabilities in the consolidated balance sheets (in thousands):

	December 31,	
	2011	2010
Deferred rent due to affiliates	$798	$854

We own interests in entities ranging from 5% to 95%, as well as jointly-controlled tenancy-in-common interests in properties, with the remaining interests generally held by affiliates, and own common stock in each of the REITs. We consolidate certain of these investments and account for the remainder under the equity method of accounting.

One of our directors and officers is the sole shareholder of Livho, a subsidiary that operates a hotel investment. We consolidate the accounts of Livho in our consolidated financial statements because it is a VIE and we are its primary beneficiary.

A family member of one of our directors has an ownership interest in certain companies that own a noncontrolling interest in one of our French majority-owned subsidiaries. This ownership interest is subject to substantially the same terms as all other ownership interests in the subsidiary companies.

An officer owns a redeemable noncontrolling interest (Note 13) in W. P. Carey International LLC ("WPCI"), a subsidiary that structures net lease transactions on behalf of the CPA® REITs outside of the U.S., as well as certain related entities.

In February 2011, we loaned $90.0 million at an annual interest rate of 1.15% to CPA®:17 – Global, which was repaid on April 8, 2011. In May 2011, we loaned $4.0 million at an annual interest rate equal to LIBOR plus 2.5% to CWI, which was repaid on June 6, 2011. In September 2011, we loaned $2.0 million at an annual interest rate equal to LIBOR plus 0.9% to CWI, of which $1.0 million was repaid on September 13, 2011 and the remaining $1.0 million was repaid on October 6, 2011. All of these loans were repaid by or before their respective maturity dates. In connection with these loans, we received interest income totaling $0.2 million during the year ended December 31, 2011.

Note 4. Net Investments in Properties

Real Estate

Real estate, which consists of land and buildings leased to others, at cost, and which are subject to operating leases, is summarized as follows (in thousands):

	December 31,	
	2011	2010
Land	$ 111,483	$ 111,660
Buildings	534,999	448,932
Less: Accumulated depreciation	(118,054)	(108,032)
	$ 528,428	$ 452,560

Real Estate Acquired During 2011 — As discussed in Note 3, in connection with the CPA®:14/16 Merger in May 2011, we purchased the remaining interests in certain ventures, in which we already had a joint interest, from CPA®:14 as part of the CPA®:14 Asset Sales. These three ventures, which lease properties to Checkfree, Federal Express and Amylin, had an aggregate fair value of $174.8 million at the date of acquisition. Prior to this purchase, we had consolidated the Checkfree venture and accounted for the Federal Express and Amylin ventures under the equity method. As part of the transaction, we assumed the related non-recourse mortgages on the Federal Express and Amylin ventures. These two mortgages and the mortgage on the Checkfree venture had an aggregate fair value of $117.1 million at the date of acquisition (Note 11). Amounts provided are the total amounts attributable to the venture properties and do not represent the proportionate share that we purchased. Upon acquiring the remaining interests in the ventures leased to Federal Express and Amylin, we owned 100% of these ventures and accounted for these acquisitions as step acquisitions utilizing the purchase method of accounting. Due to the change in control of the ventures that occurred, and in accordance with ASC 810 involving a step acquisition where control is obtained and there is a previously held equity interest, we recorded an aggregate gain of approximately $27.9 million related to the difference between our respective carrying values and the fair values of our previously held interests on the acquisition date. Subsequent to our acquisition, we consolidate all of these wholly-owned ventures. The consolidation of these ventures resulted in an increase of $90.2 million and $40.8 million to Real estate, net and net lease intangibles, respectively, in May 2011.

During 2011, we reclassified real estate with a net carrying value of $17.9 million to Real estate in connection with an out-of-period adjustment (Note 2).

Real Estate Acquired During 2010 — In February 2010, we entered into a domestic investment that was deemed to be a real estate asset acquisition at a total cost of $47.6 million and capitalized acquisition-related costs of $0.1 million. We funded the investment with the escrowed proceeds of $36.1 million from a sale of property in December 2009 in an exchange transaction under Section 1031 of the Internal Revenue Code and $11.5 million from our line of credit.

In June 2010, a venture in which we and an affiliate hold 70% and 30% interests, respectively, and which we consolidate, entered into an investment in Spain for a total cost of $27.2 million, inclusive of a noncontrolling interest of $8.4 million. We funded our share of the purchase price with proceeds from our prior line of credit. In connection with this transaction, which was deemed to be a real estate asset acquisition, we capitalized acquisition-related costs and fees totaling $1.0 million, inclusive of amounts attributable to a noncontrolling interest of $0.6 million. Dollar amounts are based on the exchange rate of the Euro on the date of acquisition.

Operating Real Estate

Operating real estate, which consists primarily of our investments in 21 self-storage properties through Carey Storage and our Livho hotel subsidiary, at cost, is summarized as follows (in thousands):

	December 31,	
	2011	2010
Land	$ 24,031	$ 24,030
Buildings	85,844	85,821
Less: Accumulated depreciation	(17,121)	(14,280)
	$ 92,754	$ 95,571

In January 2009, Carey Storage completed a transaction whereby it received cash proceeds of $21.9 million, plus a commitment to invest up to a further $8.1 million of equity, from the Investor to fund the purchase of self-storage assets in the future in exchange for an interest of approximately 60% in its self-storage portfolio ("Carey Storage Venture"). We reflect the Carey Storage Venture's operations in our Real Estate Ownership segment. Costs totaling $1.0 million incurred in structuring the transaction and bringing in the Investor into these operations were reflected in General and administrative expenses in our Investment Management segment during 2009. Prior to September 2010, we accounted for this transaction under the profit-sharing method because Carey Storage had a contingent option to repurchase this interest from the Investor at fair value. During the third quarter of 2010, Carey Storage amended its agreement with the Investor to, among other matters, remove the contingent purchase option in the original agreement. However, Carey Storage retained a controlling interest in the Carey Storage Venture. As of September 30, 2010, we have reclassified the Investor's interest from Accounts payable, accrued expenses and other liabilities to Noncontrolling interests on our consolidated balance sheet.

Operating Real Estate Acquired During 2010 — During 2010, the Carey Storage Venture and an entity owned 100% by Carey Storage acquired eight self-storage properties in the U.S. at a total cost of $22.0 million, inclusive of amounts attributable to the Investor's interest of $11.5 million. These investments were deemed to be business combinations, and as a result, Carey Storage expensed acquisition-related costs of $0.4 million, inclusive of amounts attributable to the Investor's interest of $0.2 million.

Scheduled Future Minimum Rents

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants and future CPI-based increases under non-cancelable operating leases, at December 31, 2011 are as follows (in thousands):

Years Ending December 31,	Total
2012	$61,734
2013	59,039
2014	56,844
2015	49,094
2016	40,352

Note 5. Finance Receivables

Assets representing rights to receive money on demand or at fixed or determinable dates are referred to as finance receivables. Our finance receivable portfolios consist of our Net investments in direct financing leases and deferred acquisition fees. Operating leases are not included in finance receivables as such amounts are not recognized as an asset in the consolidated balance sheets.

Net Investment in Direct Financing Leases

Net investment in direct financing leases is summarized as follows (in thousands):

	December 31,	
	2011	2010
Minimum lease payments receivable	$ 29,986	$ 57,380
Unguaranteed residual value	57,218	75,595
	87,204	132,975
Less: unearned income	(29,204)	(56,425)
	$ 58,000	$ 76,550

During the years ended December 31, 2010 and 2009, in connection with our annual reviews of our estimated residual values of our properties, we recorded impairment charges related to several direct financing leases of $1.1 million and $2.6 million, respectively. Impairment charges related primarily to other-than-temporary declines in the estimated residual values of the underlying properties due to market conditions (Note 10). In the fourth quarter of 2011, we also recorded $1.6 million in connection with an out-of-period adjustment (Note 2). At December 31, 2011 and 2010, Other assets, net included less than $0.1 million and $0.3 million, respectively, of accounts receivable related to amounts billed under these direct financing leases.

During 2011, we reclassified $17.6 million out of Net investments in direct financing leases in connection with an out-of-period adjustment (Note 2).

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants, percentage of sales rents and future CPI-based adjustments, under non-cancelable direct financing leases at December 31, 2011 are as follows (in thousands):

Years Ending December 31,	Total
2012	$7,999
2013	7,777
2014	5,364
2015	2,831
2016	2,078

Deferred Acquisition Fees Receivable

As described in Note 3, we earn revenue in connection with structuring and negotiating investments and related mortgage financing for the REITs. A portion of this revenue is due in equal annual installments ranging from three to four years, provided the relevant CPA® REIT meets its performance criterion. Unpaid deferred installments, including accrued interest, from all of the CPA® REITs were included in Due from affiliates in the consolidated financial statements.

Credit Quality of Finance Receivables

We generally seek investments in facilities that we believe are critical to a tenant's business and that we believe have a low risk of tenant defaults. At December 31, 2011 and 2010, none of the balances of our finance receivables were past due and we had not established any allowances for credit losses. Additionally, there have been no modifications of finance receivables. We evaluate the credit quality of our tenant receivables utilizing an internal 5-point credit rating scale, with 1 representing the highest credit quality and 5 representing the lowest. The credit quality evaluation of our tenant receivables was last updated in the fourth quarter of 2011. We believe the credit quality of our deferred acquisition fees receivable falls under category 1, as all of the CPA® REITs are expected to have the available cash to make such payments.

A summary of our finance receivables by internal credit quality rating for the periods presented is as follows (dollars in thousands):

Internal Credit Quality Indicator	Number of Tenants at December 31, 2011	2010	Net Investments in Direct Financing Leases at December 31, 2011	2010
1	8	9	$ 46,694	$ 49,533
2	2	5	11,306	24,447
3	—	—	—	—
4	—	1	—	2,570
5	—	—	—	—
			$ 58,000	$ 76,550

Note 6. Equity Investments in Real Estate and the REITs

We own interests in the REITs and unconsolidated real estate investments. We account for our interests in these investments under the equity method of accounting (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus contributions and other adjustments required by equity method accounting, such as basis differences from other-than-temporary impairments). These investments are summarized below.

REITs

We own interests in the REITs and account for these interests under the equity method because, as their advisor and through our ownership in their common shares, we do not exert control over, but have the ability to exercise significant influence on, the REITs. Shares of the REITs are publicly registered and the REITs file periodic reports with the SEC, but the shares are not listed on any exchange and are not actively traded. We earn asset management and performance revenue from the REITs and have elected, in certain cases, to receive a portion of this revenue in the form of common stock of the REITs rather than cash.

The following table sets forth certain information about our investments in the REITs (dollars in thousands):

Fund	% of Outstanding Shares at December 31, 2011	2010	Carrying Amount of Investment at December 31, [a] 2011	2010
CPA®:14 [b]	0.0%	9.2%	—	$ 87,209
CPA®:15	7.7%	7.1%	$ 93,650	87,008
CPA®:16 – Global [c]	17.9%	5.6%	338,964	62,682
CPA®:17 – Global	0.9%	0.6%	21,277	8,156
CWI [d]	0.5%	100.0%	121	—
			$ 454,012	$ 245,055

(a) Includes asset management fees receivable, for which shares that will be issued during the subsequent period.

(b) In connection with the CPA®:14/16 Merger, we earned termination fees of $31.2 million, which were received in shares of CPA®:14. Upon closing of the CPA®:14/16 Merger (Note 3), our shares of CPA®:14 were exchanged into 13,260,091 shares of CPA®:16 – Global with a fair value of $118.0 million. In connection with this share exchange, we recognized a gain of $2.8 million, which is the difference between the carrying value of our investment in CPA®:14 and the estimated fair value of consideration received in shares of CPA®:16 – Global. This gain is included in Other income and (expenses) within our Investment Management segment.

(c) Our investment in CPA®:16 – Global exceeded 20% of our total assets at December 31, 2011. As such, audited annual financial statements of CPA®:16 – Global are provided with this Report. In addition to normal operating activities, the increase in carrying value was due to several factors, including (i) our purchase of 13,750,000 shares of CPA®:16 – Global for $121.0 million; (ii) an increase of $118.0 million as a result of the exchange of our shares of CPA®:14 into shares of CPA®:16 – Global in the CPA®:14/16 Merger; (iii) a $0.3 million contribution to acquire the Special Member Interest in CPA®:16 – Global's operating partnership; and (iv) $28.3 million to reflect the receipt of the Special Member Interest in CPA®:16 – Global's operating partnership (Note 3).

(d) Prior to 2011, the operating results of CWI, which had no significant assets, liabilities or operations, were included in our consolidated financial statements, as we owned all of CWI's outstanding common stock.

The following tables present preliminary combined summarized financial information for the REITs. Amounts provided are expected total amounts attributable to the REITs and do not represent our proportionate share (in thousands):

	December 31,	
	2011	2010
Assets	$ 9,184,111	$ 8,533,899
Liabilities	(4,896,116)	(4,632,709)
Redeemable noncontrolling interest	(21,306)	(21,805)
Noncontrolling interests	(330,873)	(376,560)
Shareholders' equity	$ 3,935,816	$ 3,502,825

	Years Ended December 31,		
	2011	2010	2009
Revenues	$ 789,933	$ 737,369	$ 699,369
Expenses [(a)]	(599,822)	(501,216)	(603,558)
Net income from continuing operations	$ 190,111	$ 236,153	$ 95,811
Net income (loss) attributable to the REITs[(b)]	$ 123,479	$ 189,155	$ (5,173)

(a) Total net expenses recognized by the REITs during the year ended December 31, 2011 included the following items related to the CPA®:14/16 Merger: (i) $78.8 million of net gains recognized by CPA®:14 in connection with the CPA®:14 Asset Sales, of which our share was approximately $7.4 million; (ii) a net bargain purchase gain of $28.7 million recognized by CPA®:16 – Global in connection with the CPA®:14/16 Merger as a result of the fair value of CPA®:14 exceeding the total merger consideration, of which our share was approximately $5.0 million; (iii) approximately $13.6 million of expenses incurred by CPA®:16 – Global related to the CPA®:14/16 Merger, of which our share was approximately $2.4 million; and (iv) a $2.8 million net loss recognized by CPA®:16 – Global in connection with the prepayment of certain non-recourse mortgages, of which our share was approximately $0.5 million.

(b) Inclusive of impairment charges recognized by the REITs totalling $61.7 million, $40.7 million and $170.0 million during the years ended December 31, 2011, 2010, and 2009, respectively, which reduced our income earned from these investments by $7.8 million, $3.0 million, and $11.5 million, respectively.

We recognized income (loss) from our equity investments in the REITs of $16.9 million, $10.5 million, and $(2.5) million for the years ended December 31, 2011, 2010, and 2009, respectively. In addition, we received distributions from and recorded fee income from the CPA®:16 – Global and CPA®:17 – Global operating partnerships totaling $15.5 million, $4.5 million, and $2.2 million for the years ended December 31, 2011, 2010, and 2009, respectively, which we recorded as Income from equity investments in the REITs within the Investment Management segment. We also earned deferred revenue related to our Special Member Interest in the operating partnership of CPA®:16 – Global of $5.7 million during the year ended December 31, 2011.

Interests in Unconsolidated Real Estate Investments

We own interests in single-tenant net leased properties that are leased to corporations through noncontrolling interests (i) in partnerships and limited liability companies that we do not control but over which we exercise significant influence or (ii) as tenants-in-common subject to common control. Generally, the underlying investments are jointly-owned with affiliates. We account for these investments under the equity method of accounting.

The following table sets forth our ownership interests in our equity investments in real estate and their respective carrying values. The carrying value of these ventures is affected by the timing and nature of distributions (dollars in thousands):

Lessee	Ownership Interest at December 31, 2011	Carrying Value at December 31, 2011	2010
Carrefour France, SAS [a]	46%	$ 20,014	$ 18,274
Schuler A.G. [a] [b]	33%	19,958	20,493
The New York Times Company	18%	19,647	20,191
U.S. Airways Group, Inc. [b]	75%	7,415	7,934
Medica – France, S.A. [a] [c]	46%	4,430	5,232
Hologic, Inc. [b]	36%	4,429	4,383
Childtime Childcare, Inc. [d]	34%	4,419	1,862
Consolidated Systems, Inc. [b]	60%	3,387	3,388
Hellweg Die Profi-Baumarkte GmbH & Co. KG [a]	5%	1,062	1,086
Symphony IRI Group, Inc. [e] [g]	33%	(24)	3,375
Federal Express Corporation [f] [g] [h]	100%	—	(4,272)
Amylin Pharmaceuticals, Inc. [g] [h] [i]	100%	—	(4,707)
		$ 84,737	$ 77,239

(a) The carrying value of the investment is affected by the impact of fluctuations in the exchange rate of the Euro.
(b) Represents a tenancy-in-common interest.
(c) The decrease in carrying value was due to cash distributions made to us by the venture.
(d) In 2011, we made a contribution of $2.1 million to the venture to pay off our share of its maturing mortgage loan.
(e) In 2011, this venture sold one of its properties and distributed the proceeds to the venture partners. Our share of the proceeds was approximately $1.4 million, which exceeded our total investment in the venture at that time.
(f) In 2010, this venture refinanced its maturing non-recourse mortgage debt with new non-recourse financing and distributed the net proceeds to the venture partners. Our share of the distribution was $5.5 million, which exceeded our total investment in the venture at that time.
(g) At December 31, 2011 or 2010, as applicable, we intended to fund our share of the venture's future operating deficits if the need arose. However, we had no legal obligation to pay for any of the venture's liabilities nor did we have any legal obligation to fund operating deficits.
(h) In connection with the CPA®:14/16 Merger in May 2011, we purchased the remaining interest in this investment from CPA®:14. Subsequent to the acquisition, we consolidate this investment as our ownership interest in the investment is now 100% (Note 4).
(i) In 2007, this venture refinanced its existing non-recourse mortgage debt with new non-recourse financing based on the appraised value of its underlying real estate and distributed the proceeds to the venture partners. Our share of the distribution was $17.6 million, which exceeded our total investment in the venture at that time.

The following tables present combined summarized financial information of our venture properties. Amounts provided are the total amounts attributable to the venture properties and do not represent our proportionate share (in thousands):

	December 31, 2011	2010
Assets	$1,026,124	$1,151,859
Liabilities	(706,244)	(818,238)
Partners'/members' equity	$ 319,880	$ 333,621

	Years Ended December 31,		
	2011	2010	2009
Revenues	$118,819	$146,214	$119,265
Expenses	(75,992)	(79,665)	(61,519)
Impairment charge [(a)]	(8,602)	—	—
Net income from continuing operations	$ 34,225	$ 66,549	$ 57,746
Net income attributable to the joint ventures	$ 34,225	$ 66,549	$ 57,746

(a) Represents an impairment charge incurred by a venture that leases property to the Symphony IRI Group, Inc. in connection with a potential sale of the property, of which our share was approximately $0.4 million. The venture completed the sale in June 2011.

We recognized income from equity investments in real estate of $13.1 million, $16.0 million, and $13.8 million for the years ended December 31, 2011, 2010, and 2009, respectively. Income from equity investments in real estate represents our proportionate share of the income or losses of these ventures as well as certain depreciation and amortization adjustments related to other-than-temporary impairment charges.

Note 7. Intangible Assets and Goodwill

In connection with our acquisitions of properties, we have recorded net lease intangibles of $76.6 million, which are being amortized over periods ranging from one year to 40 years. In-place lease, tenant relationship and above-market rent intangibles are included in Intangible assets and goodwill, net in the consolidated financial statements. Below-market rent intangibles are included in Accounts payable, accrued expenses and other liabilities in the consolidated financial statements.

Intangibles and goodwill are summarized as follows (in thousands):

	December 31,	
	2011	2010
Amortizable Intangible Assets		
Management contracts	$ 32,765	$ 32,765
Less: accumulated amortization	(30,172)	(29,035)
	2,593	3,730
Lease Intangibles:[(a)]		
In-place lease	62,162	23,028
Tenant relationship	10,968	10,251
Above-market rent	9,905	9,737
Less: accumulated amortization	(27,253)	(26,560)
	55,782	16,456
Unamortizable Goodwill and Indefinite-Lived Intangible Assets		
Goodwill	63,607	63,607
Trade name	3,975	3,975
	67,582	67,582
	$125,957	$ 87,768
Amortizable Below-Market Rent Intangible Liabilities		
Below-market rent	$ (6,455)	$ (1,954)
Less: accumulated amortization	1,482	1,270
	$ (4,973)	$ (684)

(a) In September 2011, we deconsolidated a wholly-owned subsidiary because we no longer had control over the activities that most significantly impact its economic performance following possession of the subsidiary's property by a receiver (Note 16). As of the date of deconsolidation, the subsidiary had lease intangibles consisting of the following: $1.5 million of in-place lease; $1.1 million of tenant relationship, $1.8 million of above-market rent and $4.4 million of accumulated amortization.

Current accounting guidance requires that we test for the recoverability of goodwill at the reporting unit level. The test for recoverability must be conducted at least annually or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. We performed our annual test for impairment during the fourth quarter of 2011 and no impairment was indicated.

Net amortization of intangibles was $6.0 million, $5.6 million and $6.6 million for the years ended December 31, 2011, 2010 and 2009, respectively. Amortization of below-market and above-market rent intangibles is recorded as an adjustment to Lease revenues, while amortization of in-place lease and tenant relationship intangibles is included in Depreciation and amortization.

Based on the intangible assets and liabilities recorded at December 31, 2011, scheduled annual net amortization of intangibles for each of the next five years is as follows (in thousands):

Years Ending December 31,	Total
2012	$ 6,236
2013	5,231
2014	4,861
2015	4,706
2016	4,621
Thereafter	27,747
	$53,402

Note 8. Fair Value Measurements

Under current authoritative accounting guidance for fair value measurements, the fair value of an asset is defined as the exit price, which is the amount that would either be received when an asset is sold or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy based on the inputs used in measuring fair value. These tiers are: Level 1, for which quoted market prices for identical instruments are available in active markets, such as money market funds, equity securities and U.S. Treasury securities; Level 2, for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument, such as certain derivative instruments including interest rate caps and swaps; and Level 3, for which little or no market data exists, therefore requiring us to develop our own assumptions, such as certain securities.

Items Measured at Fair Value on a Recurring Basis

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Money Market Funds — Our money market funds consisted of government securities and U.S. Treasury bills. These funds were classified as Level 1 as we used quoted prices from active markets to determine their fair values.

Derivative Assets and Liabilities — Our derivative assets and liabilities are primarily comprised of interest rate swaps or caps. These derivative instruments were measured at fair value using readily observable market inputs, such as quotations on interest rates. These derivative instruments were classified as Level 2 because they are custom, over-the-counter contracts with various bank counterparties that are not traded in an active market.

Other Securities — Our other securities are primarily comprised of our investment in an India growth fund and our interest in a commercial mortgage loan securitization. These funds are not traded in an active market. We estimated the fair value of these securities using internal valuation models that incorporate market inputs and our own assumptions about future cash flows. We classified these assets as Level 3.

Redeemable Noncontrolling Interest — We account for our noncontrolling interest in WPCI as a redeemable noncontrolling interest (Note 13). We determined the valuation of the redeemable noncontrolling interest using widely accepted valuation techniques, including expected discounted cash flows of the investment as well as the income capitalization approach, which considers prevailing market capitalization rates. We classified this liability as Level 3.

The following tables set forth our assets and liabilities that were accounted for at fair value on a recurring basis. Assets and liabilities presented below exclude assets and liabilities owned by unconsolidated ventures (in thousands):

Description	Total	Fair Value Measurements at December 31, 2011 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Assets:				
Money market funds	$ 35	$ 35	$ —	$ —
Other securities	1,535	—	—	1,535
Total	$ 1,570	$ 35	$ —	$ 1,535
Liabilities:				
Derivative liabilities	$ 4,175	$ —	$ 4,175	$ —
Redeemable noncontrolling interest	7,700	—	—	7,700
Total	$11,875	$ —	$ 4,175	$ 7,700

Description	Total	Fair Value Measurements at December 31, 2010 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Assets:				
Money market funds	$37,154	$ 37,154	$ —	$ —
Other securities	1,726	—	—	1,726
Derivative assets	312	—	312	—
Total	$39,192	$ 37,154	$ 312	$ 1,726
Liabilities:				
Derivative liabilities	$ 969	$ —	$ 969	$ —
Redeemable noncontrolling interest	7,546	—	—	7,546
Total	$ 8,515	$ —	$ 969	$ 7,546

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3 Only)			
	Year Ended December 31, 2011		Year Ended December 31, 2010	
	Assets	Liabilities	Assets	Liabilities
	Other Securities	Redeemable Noncontrolling Interest	Other Securities	Redeemable Noncontrolling Interest
Beginning balance	$ 1,726	$ 7,546	$ 1,687	$ 7,692
Total gains or losses (realized and unrealized):				
Included in earnings	(20)	1,923	4	1,293
Included in other comprehensive (loss) income	(11)	(5)	12	(12)
Purchases	53	—	23	—
Settlements	(213)	—	—	—
Distributions paid	—	(1,309)	—	(956)
Redemption value adjustment	—	(455)	—	(471)
Ending balance	$ 1,535	$ 7,700	$ 1,726	$ 7,546
The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ (20)	$ —	$ 4	$ —

We did not have any transfers into or out of Level 1, Level 2 and Level 3 measurements during the years ended December 31, 2011 and 2010. Gains and losses (realized and unrealized) included in earnings for other securities are reported in Other income and (expenses) in the consolidated financial statements.

Our other financial instruments had the following carrying values and fair values as of the dates shown (in thousands):

	December 31, 2011		December 31, 2010	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-recourse and limited-recourse debt	$ 356,209	$361,948	$ 255,232	$255,460
Line of credit	233,160	233,160	141,750	140,600
Deferred acquisition fees receivable	29,410	31,638	31,419	32,485

We determined the estimated fair value of our debt instruments using a discounted cash flow model with rates that take into account the credit of the tenants and interest rate risk. We estimated that our other financial assets and liabilities (excluding net investments in direct financing leases) had fair values that approximated their carrying values at both December 31, 2011 and 2010.

Items Measured at Fair Value on a Non-Recurring Basis

We perform an assessment, when required, of the value of certain of our real estate investments in accordance with current authoritative accounting guidance. As part of that assessment, we determine the valuation of these assets using widely accepted valuation techniques, including expected discounted cash flows or an income capitalization approach, which considers prevailing market capitalization rates. We review each investment based on the highest and best use of the investment and market participation assumptions. We determined that the significant inputs used to value these investments fall within Level 3. As a result of our assessments, we calculated impairment charges, which were based on market conditions and assumptions that existed at the time. The valuation of real estate is subject to significant judgment and actual results may differ materially if market conditions or the underlying assumptions change.

The following table presents information about our other assets that were measured on a fair value basis for the periods presented. All of the impairment charges were measured using unobservable inputs (Level 3) and were recorded based on market conditions and assumptions that existed at the time (in thousands):

	Year Ended December 31, 2011		Year Ended December 31, 2010		Year Ended December 31, 2009	
	Total Fair Value Measurements	Total Impairment Charges	Total Fair Value Measurements	Total Impairment Charges	Total Fair Value Measurements	Total Impairment Charges
Impairment Charges from Continuing Operations:						
Real estate	$ 36,648	$ 11,778	$ —	$ —	$ 823	$ 900
Net investments in direct financing leases[a]	—	(1,608)	3,548	1,140	23,571	2,616
Equity investments in real estate	1,554	206	22,846	1,394	—	—
Intangible assets	5,699	415	—	—	—	—
Intangible liabilities	(416)	(153)	—	—	—	—
	43,485	10,638	26,394	2,534	24,394	3,516
Impairment Charges from Discontinued Operations:						
Real estate	350	41	11,662	14,241	9,719	6,908
	$ 43,835	$ 10,679	$ 38,056	$ 16,775	$ 34,113	$ 10,424

(a) In the fourth quarter of 2011, we recorded an out-of-period adjustment of $1.6 million (Note 2).

Note 9. Risk Management and Use of Derivative Financial Instruments

Risk Management

In the normal course of our ongoing business operations, we encounter economic risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. We are primarily subject to interest rate risk on our interest-bearing liabilities. Credit risk is the risk of default on our operations and tenants' inability or unwillingness to make contractually required payments. Market risk includes changes in the value of our properties and related loans, as well as changes in the value of our other securities and the shares we hold in the REITs due to changes in interest rates or other market factors. In addition, we own investments in the European Union and are subject to the risks associated with changing foreign currency exchange rates.

Foreign Currency Exchange

We are exposed to foreign currency exchange rate movements, primarily in the Euro. We manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant's rental obligation to us in the same currency, but we are subject to foreign currency exchange rate movements to the extent there may be a difference in the timing and amount of the rental obligation and the debt service. We also face challenges with repatriating cash from our foreign investments. We may encounter instances where it is difficult to repatriate cash because of jurisdictional restrictions or because repatriating cash may result in current or future tax liabilities. Realized and unrealized gains and losses related to foreign currency transactions are recognized in earnings and are included in Other income and (expenses) in the consolidated financial statements.

Use of Derivative Financial Instruments

When we use derivative instruments, it is generally to reduce our exposure to fluctuations in interest rates. We have not entered, and do not plan to enter into financial instruments for trading or speculative purposes. In addition to derivative instruments that we entered into on our own behalf, we may also be a party to derivative instruments that are embedded in other contracts, and we may own common stock warrants, granted to us by lessees when structuring lease transactions, that are considered to be derivative instruments. The primary risks related to our use of derivative instruments are that a counterparty to a hedging arrangement could default on its obligation or that the credit quality of the counterparty may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction. While we seek to mitigate these risks by entering into hedging arrangements with counterparties that are large financial institutions that we deem to be creditworthy, it is possible that our hedging transactions, which are intended to limit losses, could adversely affect our earnings. Furthermore, if we terminate a hedging arrangement, we may be obligated to pay certain costs, such as transaction or breakage fees. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities.

We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. For a derivative designated and qualified as a fair value hedge, the change in the fair value of the derivative is offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings. For a derivative designated and qualified as a cash flow hedge, the effective portion of the change in fair value of the derivative is recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

The following table sets forth certain information regarding our derivative instruments for the periods presented (in thousands):

Derivatives Designated as Hedging Instruments	Balance Sheet Location	Asset Derivatives Fair Value at December 31,		Liability Derivatives Fair Value at December 31,	
		2011	2010	2011	2010
Interest rate swap	Other assets, net	$ —	$ 312	$ —	—
Interest rate swaps	Accounts payable, accrued expenses and other liabilities	—	—	(4,175)	(969)
Total derivatives		$ —	$ 312	$ (4,175)	$ (969)

The following table presents the impact of derivative instruments on Other comprehensive income within our consolidated financial statements (in thousands):

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in Other comprehensive income on Derivatives (Effective Portion) Years Ended December 31,		
	2011	2010	2009
Interest rate swaps [(a)]	$ (3,564)	$ (45)	$ (243)
Total	$ (3,564)	$ (45)	$ (243)

(a) During the years ended December 31, 2011, 2010 and 2009, no gains or losses were reclassified from Other comprehensive income into income related to effective or ineffective portions of hedging relationships or amounts excluded from effectiveness testing.

See below for information on our purposes for entering into derivative instruments and for information on derivative instruments owned by unconsolidated ventures, which are excluded from the tables above.

Interest Rate Swaps and Caps

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable rate non-recourse mortgage loans and, as a result, may enter into interest rate swap agreements or interest rate cap agreements with counterparties. Interest rate swaps, which effectively convert the variable-rate debt service obligations of the loan to a fixed rate, are agreements in which one party exchanges a stream of interest payments for a counterparty's stream of cash flow over a specific period. The notional, or face, amount on which the swaps are based is not exchanged. Interest rate caps limit the effective borrowing rate of variable rate debt obligations while allowing participants to share in downward shifts in interest rates. Our objective in using these derivatives is to limit our exposure to interest rate movements.

The interest rate swap derivative instruments that we had outstanding at December 31, 2011 were designated as cash flow hedges and are summarized as follows (dollars in thousands):

Instrument	Type	Notional Amount	Effective Interest Rate	Effective Date	Expiration Date	Fair Value
3-Month Euribor [a]	"Pay-fixed" swap	$ 8,242	4.2%	3/2008	3/2018	$ (1,065)
1-Month LIBOR	"Pay-fixed" swap	4,557	3.0%	4/2010	4/2015	(297)
1-Month LIBOR	"Pay-fixed" swap	34,218	3.0%	7/2010	7/2020	(2,813)
						$ (4,175)

(a) Amounts are based upon the exchange rate of the Euro at December 31, 2011.

The interest rate cap derivative instruments that our unconsolidated ventures had outstanding at December 31, 2011 were designated as cash flow hedges and are summarized as follows (dollars in thousands):

Instrument	Ownership Interest in Venture at December 31, 2011	Type	Notional Amount	Cap Rate	Spread	Effective Date	Expiration Date	Fair Value
3-Month LIBOR	17.75%	Interest rate cap	$122,679	4.0% [a]	4.8%	8/2009	8/2014	$ 80
1-Month LIBOR	78.95%	Interest rate cap	17,793	3.0% [b]	4.0%	9/2009	4/2014	6
								$ 86

(a) The applicable interest rate of the related loan was 2.9% at December 31, 2011; therefore, the interest rate cap was not being utilized at that date.
(b) The applicable interest rate of the related loan was 4.3% at December 31, 2011; therefore, the interest rate cap was not being utilized at that date.

Other

Amounts reported in Other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on our non-recourse variable-rate debt. At December 31, 2011, we estimate that an additional $1.4 million will be reclassified as interest expense during the next twelve months.

We measure credit exposure on a counterparty basis as the net positive aggregate estimated fair value, net of collateral received, if any. None was received as of December 31, 2011. The total credit exposure as of December 31, 2011 was less than $0.1 million.

Some of the agreements we have with derivative counterparties contain certain credit contingent provisions that could result in a declaration of default against us regarding our derivative obligations if we either default or are capable of being declared in default on certain of our indebtedness. At December 31, 2011, we had not been declared in default on any of our derivative obligations. The estimated fair value of our derivatives that were in a net liability position was $4.3 million at December 31, 2011, which includes accrued interest but excludes any adjustment for nonperformance risk. If we had breached any of these provisions at December 31, 2011, we could have been required to settle our obligations under these agreements at their termination value of $4.8 million.

Portfolio Concentration Risk

Concentrations of credit risk arise when a group of tenants is engaged in similar business activities or is subject to similar economic risks or conditions that could cause them to default on their lease obligations to us. We regularly monitor our portfolio to assess potential concentrations of credit risk. While we believe our portfolio is reasonably well diversified, it does contain concentrations in excess of 10%, based on the percentage of our annualized contractual minimum base rent at December 31, 2011, in certain areas, as shown in the table below. The percentages in the table below represent our directly-owned real estate properties and do not include our pro rata share of equity investments.

Region:	December 31, 2011
Texas	19%
California	17%
Tennessee	13%
Georgia	10%
All other U.S.	31%
Total U.S.	90%
Total Europe	10%
Total	100%
Asset Type:	
Office	44%
Industrial	30%
Warehouse/Distribution	16%
All others	10%
Total	100%
Tenant Industry:	
Business and commercial services	19%
Transportation—Cargo	11%
All others	70%
Total	100%

Except for our investment in CPA®:16 – Global, there were no significant concentrations, individually or in the aggregate, related to our unconsolidated ventures. At December 31, 2011, we owned 17.9% of CPA®:16 – Global, which had total assets of approximately $3.6 billion consisting of a portfolio comprised of full or partial ownership interests in 512 properties substantially all of which were triple-net leased to 150 tenants, and had certain concentrations within its portfolio, which are outlined in its periodic filings.

Note 10. Impairment Charges

We periodically assess whether there are any indicators that the value of our real estate investments may be impaired or that their carrying value may not be recoverable. For investments in real estate in which an impairment indicator is identified, we follow a two-step process to determine whether the investment is impaired and to determine the amount of the charge. First, we compare the carrying value of the real estate to the future net undiscounted cash flow that we expect the real estate will generate, including any estimated proceeds from the eventual sale of the real estate. If this amount is less than the carrying value, the real estate is considered to be impaired, and we then measure the loss as the excess of the carrying value of the real estate over the estimated fair value of the real estate, which is primarily determined using market information such as recent comparable sales or broker quotes. If relevant market information is not available or is not deemed appropriate, we then perform a future net cash flow analysis discounted for inherent risk associated with each investment.

The following table summarizes impairment charges recognized on our consolidated and unconsolidated real estate investments for all periods presented (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Real estate	$12,040	$ —	$ 900
Net investments in direct financing leases	(1,608)	1,140	2,616
Total impairment charges included in expenses	10,432	1,140	3,516
Equity investments in real estate [(a)]	206	1,394	—
Total impairment charges included in continuing operations	10,638	2,534	3,516
Impairment charges included in discontinued operations	41	14,241	6,908
Total impairment charges	$10,679	$16,775	$10,424

(a) Impairment charges on our equity investments in real estate are included in Income from equity investments in real estate and the REITs within the consolidated financial statements.

Real Estate

During the years ended December 31, 2011 and 2009, we recognized impairment charges on various properties totaling $12.0 million and $0.9 million, respectively. These impairments were primarily the result of writing down the properties' carrying values to their respective estimated fair values in connection with potential sales subsequent to tenants vacating or not renewing their leases.

Direct Financing Leases

In connection with our annual review of the estimated residual values on our properties classified as net investments in direct financing leases, we determined that an other-than-temporary decline in estimated residual value had occurred at various properties due to market conditions. The changes in estimates resulted in the recognition of impairment charges totaling $1.1 million and $2.6 million in 2010 and 2009, respectively. In the fourth quarter of 2011, we recorded an out-of-period adjustment of $1.6 million (Note 2).

Equity Investments in Real Estate

During the year ended December 31, 2011, we recognized an other-than-temporary impairment charge of $0.2 million on a venture as a result of the anticipated sale of the venture property. The venture completed the sale of its property in the third quarter of 2011. In connection with our annual review of the fair value of our equity investments, we recognized an other-than-temporary impairment charge of $1.4 million during the year ended December 31, 2010 to reflect the decline in the estimated fair value of the venture's underlying net assets in comparison with the carrying value of our interest in the venture.

Properties Sold

During the years ended December 31, 2011, 2010 and 2009, we recognized impairment charges on properties sold totaling less than $0.1 million, $14.2 million and $6.9 million, respectively. These impairment charges, which are included in discontinued operations, were the result of reducing these properties' carrying values to their estimated fair values (Note 16) in connection with anticipated sales.

Note 11. Debt

Line of Credit

At December 31, 2010, we had a $250.0 million unsecured revolving line of credit that was scheduled to mature in June 2012. On May 2, 2011, we obtained a $30.0 million secured revolving line of credit from Bank of America that was coterminous with the unsecured line of credit, expiring in June 2012. In December 2011, we terminated the secured and unsecured lines of credit. We entered into a new unsecured revolving line of credit in order to extend the maturity and to provide for additional commitments as described below and accounted for this transaction as a modification of the original loan and capitalized the related financing costs totaling $6.7 million, which will be amortized to interest expense over the remaining term of the credit facility. The previous unsecured revolving line of credit had an outstanding balance of $233.2 million, which we rolled over to the new unsecured line of credit. The secured line of credit had no outstanding balance on the date of termination.

The new line of credit provides for an aggregate principal amount of up to $450.0 million that matures in December 2014, but may be extended by one year at our option, subject to the conditions provided in the credit agreement. At our election, the principal amount available under the new line of credit may be increased by up to an additional $125.0 million, subject to the conditions provided in the credit facility agreement. The new line of credit also permits (i) up to $150.0 million under the line of credit to be borrowed in certain currencies other than the U.S. dollars, (ii) swing line loans of up to $35.0 million under the line of credit, and (iii) the issuance of letters of credit under the line of credit in an aggregate amount not to exceed $50.0 million.

The new line of credit provides for an annual interest rate, at our election, of either (i) the Eurocurrency Rate or (ii) the Base Rate, in each case plus the Applicable Rate (each as defined in the credit agreement). Prior to us obtaining an Investment Grade Debt Rating (as defined in the credit agreement), the Applicable Rate on Eurocurrency Rate loans and letters of credit ranges from 1.75% to 2.50% and the Applicable Rate on Base Rate loans ranges from 0.75% to 1.50%. After an Investment Grade Debt Rating has been obtained, the Applicable Rate on Eurocurrency Rate loans and letters of credit ranges from 1.10% to 2.00% and the Applicable Rate on Base Rate loans ranges from 0.10% to 1.00%. Swing line loans will bear interest at the Base Rate plus the Applicable Rate then in effect. In addition, prior to obtaining an Investment Grade Debt Rating, we pay a quarterly fee ranging from 0.3% to 0.4% of the unused portion of the line of credit, depending on our leverage ratio. After an Investment Grade Debt Rating has been obtained, we will pay a facility fee ranging from 0.2% to 0.4% of the total commitment. At December 31, 2011, the outstanding balance on this line of credit was $233.2 million with an annual interest rate consisting of a Base Rate of 3.5% plus 0.5%. On January 2, 2012, we converted the interest rate to a Eurocurrency Rate, which is equal to LIBOR of 0.30% plus 1.75%. In addition, as of December 31, 2011, our lenders had issued letters of credit totaling $6.8 million on our behalf in connection with certain contractual obligations. At December 31, 2011, the line of credit had unused capacity of $210.0 million, reflecting outstanding letters of credit, which reduce amounts that may be drawn. The line of credit is expected to be utilized primarily for potential new investments, repayment of existing debt and general corporate purposes.

The line of credit requires us to ensure that the total Restricted Payments (as defined in the credit agreement) made in the current quarter, when added to the total for the three preceding fiscal quarters, does not exceed 90% of Adjusted Total EBITDA (as defined in the credit agreement), for the four preceding fiscal quarters. Restricted Payments include quarterly dividends and the total amount of shares repurchased by us, if any, in excess of $10.0 million per year. In addition to placing limitations on dividend distributions and share repurchases, the credit agreement stipulates six financial covenants that require us to maintain the following ratios and benchmarks at the end of each quarter (the quoted variables are specifically defined in the credit facility agreement):

(i) a "maximum leverage" ratio, which requires us to maintain a ratio for "total outstanding indebtedness" to "total value" of 60% or less;

(ii) a "maximum secured debt" ratio, which requires us to maintain a ratio for "total secured outstanding indebtedness" (inclusive of permitted "indebtedness of subsidiaries") to "total value" of 40% or less;

(iii) a "minimum combined equity value," which requires us to maintain a "total value" less "total outstanding indebtedness" of at least $850.0 million. This amount must be adjusted in the event of any securities offering by adding 80% of the "fair market value of all net offering proceeds;"

(iv) a "minimum fixed charge coverage ratio," which requires us to maintain a ratio for "adjusted total EBITDA" to "fixed charges" of 1.40 to 1.00;

(v) a "minimum unsecured interest coverage ratio," which requires us to maintain a ratio of "unencumbered property NOI plus unencumbered management EBITDA" to "interest expense on total unsecured outstanding indebtedness of 2.00 to 1.00; and

(vi) a limitation on "recourse indebtedness," which prohibits us from incurring additional secured indebtedness other than "non-recourse indebtedness" or indebtedness that is recourse to us that exceeds $75.0 million or 5% of the "total value," whichever is greater.

We were in compliance with these covenants at December 31, 2011.

Non-Recourse and Limited-Recourse Debt

Non-recourse and limited-recourse debt consists of mortgage notes payable, which are collateralized by the assignment of real property, and direct financing leases, with an aggregate carrying value of $458.6 million at December 31, 2011. Our mortgage notes payable had fixed annual interest rates ranging from 3.1% to 7.8% and variable annual interest rates ranging from 2.8% to 7.3% with maturity dates ranging from 2012 to 2025 at December 31, 2011.

2011 — In connection with our acquisition of three properties from CPA®:14 in May 2011 as part of the CPA®:14 Asset Sales (Note 4), we assumed two non-recourse mortgages with an aggregate fair value of $87.6 million (and a carrying value of $88.7 million) on the date of acquisition and recorded a net fair market value adjustment of $1.1 million. The fair market value adjustment will be amortized to interest expense over the remaining lives of the loans. These mortgages have a weighted-average annual fixed interest rate and remaining term of 5.8% and 8.3 years, respectively.

During the year ended December 31, 2011, we refinanced two maturing non-recourse mortgages totaling $10.5 million with new financing totaling $11.9 million and obtained new financing on two unencumbered properties totalling $29.0 million, of which $24.0 million was limited-recourse. These mortgage loans have a weighted-average annual interest rate and term of 5.1% and 10.4 years, respectively. Additionally, during the year ended December 31, 2011, the Carey Storage Venture borrowed a total of $4.6 million, inclusive of amounts attributable to the Investor's interest of $2.8 million, with a weighted-average annual interest rate and term of 6.7% and 8.2 years, respectively.

2010 — In connection with an acquisition in February 2010, we obtained non-recourse mortgage financing of $35.0 million at an annual interest rate of LIBOR plus 2.5% that has been fixed at 5.5% through the use of an interest rate swap. This financing has a term of 10 years.

In connection with their acquisitions in 2010, the Carey Storage Venture and an entity 100% owned by Carey Storage obtained new non-recourse mortgage financing and assumed existing mortgage loans from the sellers totaling $17.1 million, inclusive of amounts attributable to the Investor's interest of $8.2 million. The mortgage loans have a weighted-average annual fixed interest rate and term of 6.3% and 8.5 years, respectively.

2009 — In 2009, the Carey Storage Venture repaid in full the $35.0 million outstanding balance on its secured credit facility at a discount for $28.0 million, terminated the facility, and recognized a gain of $7.0 million on the repayment of this debt, inclusive of the Investor's interest of $4.2 million. The debt repayment was financed with a portion of the proceeds from the exchange of the 60% interest and non-recourse debt with a new lender totaling $25.0 million at an annual fixed interest rate of 7% and term of 10 years with a rate reset after five years. The gain recognized on the debt repayment and the Investor's interest in this gain are both reflected in Other income and (expenses) in the consolidated financial statements.

Scheduled Debt Principal Payments

Scheduled debt principal payments during each of the next five calendar years following December 31, 2011 and thereafter are as follows (in thousands):

Years Ending December 31,	Total
2012	$ 37,518
2013	9,131
2014 (a)	246,081
2015	49,160
2016	58,167
Thereafter through 2025	190,357
	590,414
Fair market value adjustments	(1,045)
Total	$589,369

(a) Includes $233.2 million outstanding under our new unsecured line of credit at December 31, 2011, which is scheduled to mature in 2014 unless extended pursuant to its terms.

Certain amounts in the table above are based on the applicable foreign currency exchange rate at December 31, 2011.

Note 12. Commitments and Contingencies

At December 31, 2011, we were not involved in any material litigation.

Various claims and lawsuits arising in the normal course of business are pending against us. The results of these proceedings are not expected to have a material adverse effect on our consolidated financial position or results of operations.

We have provided certain representations in connection with divestitures of certain of our properties. These representations address a variety of matters including environmental liabilities. We are not aware of any claims or other information that would give rise to material payments under such representations.

Note 13. Equity

Distributions Payable

We declared a quarterly distribution of $0.563 per share in December 2011, which was paid in January 2012 to shareholders of record at December 31, 2011; and a quarterly distribution of $0.510 per share in December 2010, which was paid in January 2011 to shareholders of record at December 31, 2010.

Redeemable Noncontrolling Interest

On June 30, 2003, WPCI granted an incentive award to two officers of WPCI consisting of 1,500,000 restricted units, representing an approximate 13% interest in WPCI, and 1,500,000 options for WPCI units with a combined fair value of $2.5 million at that date. Both the options and restricted units vested ratably over five years, with full vesting occurring December 31, 2007. During 2008, the officers exercised all of their 1,500,000 options to purchase 1,500,000 units of WPCI at $1 per unit. Upon the exercise of the WPCI options, the officers had a total interest of approximately 23% in WPCI. The terms of the vested restricted units and units received in connection with the exercise of options of WPCI by noncontrolling interest holders provided that the units could be redeemed, commencing December 31, 2012 and thereafter, solely in exchange for our shares and that any redemption would be subject to a third-party valuation of WPCI. In connection with a reorganization of WPCI into three separate entities in 2008, the officers also owned equivalent interests in the three new entities.

In December 2009, one of those officers resigned from W. P. Carey, WPCI and all affiliated entities pursuant to a mutually agreed separation. As part of this separation, we effected the purchase of all of the interests in WPCI and certain related entities held by that officer for cash, at a negotiated fair market value of $15.4 million. The tax effect of approximately $4.8 million relating to the acquisition of this interest, which resulted in an increase in contributed capital, was recorded as an adjustment to Listed shares in the consolidated balance sheets. The remaining officer currently has a total interest of approximately 7.7% in each of WPCI and the related entities.

We account for the noncontrolling interest in WPCI held by the officer as a redeemable noncontrolling interest, as we have an obligation to repurchase the interest from that officer for shares of our common stock, subject to certain conditions. As the redemption provisions include certain terms that are not solely within our control, the noncontrolling interest is classified as redeemable. The officer's interest is reflected at estimated redemption value for all periods presented. Redeemable noncontrolling interests, as presented on the consolidated balance sheets, reflect adjustments of $(0.5) million, $(0.5) million and $6.8 million at December 31, 2011, 2010 and 2009, respectively, to present the officer's interest at redemption value.

The following table presents a reconciliation of redeemable noncontrolling interest (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Beginning balance	$ 7,546	$7,692	$ 18,085
Redemption value adjustment	(455)	(471)	6,773
Net income	1,923	1,293	2,258
Distributions	(1,309)	(956)	(4,056)
Purchase of noncontrolling interests	—	—	(15,380)
Change in other comprehensive (loss) income	(5)	(12)	12
Ending balance	$ 7,700	$7,546	$ 7,692

Accumulated Other Comprehensive Loss

The following table presents the components of accumulated other comprehensive loss reflected in equity, net of tax. Amounts include our proportionate share of other comprehensive income or loss from our unconsolidated investments (in thousands):

	December 31,	
	2011	2010
Unrealized gain on marketable securities	$ 37	$ 48
Unrealized loss on derivative instruments	(5,246)	(1,658)
Foreign currency translation adjustment	(3,298)	(1,853)
Accumulated other comprehensive loss	$(8,507)	$(3,463)

Earnings Per Share

Under current authoritative guidance for determining earnings per share, all unvested share-based payment awards that contain non-forfeitable rights to distributions are considered to be participating securities and therefore are included in the computation of earnings per share under the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common shares and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Our unvested RSUs contain rights to receive non-forfeitable distribution equivalents, and therefore we apply the two-class method of computing earnings per share. The calculation of earnings per share below excludes the income attributable to the unvested RSUs from the numerator. The following table summarizes basic and diluted earnings per share for the periods indicated (in thousands, except share amounts):

	Years Ended December 31,		
	2011	2010	2009
Net income attributable to W. P. Carey members	$ 139,079	$ 73,972	$ 69,023
Allocation of earnings to participating unvested RSUs	(2,130)	(440)	(1,127)
Net income – basic	136,949	73,532	67,896
Income effect of dilutive securities, net of taxes	—	724	1,250
Net income – diluted	$ 136,949	$ 74,256	$ 69,146
Weighted average shares outstanding – basic	39,819,475	39,514,746	39,019,709
Effect of dilutive securities	278,620	493,148	693,026
Weighted average shares outstanding – diluted	40,098,095	40,007,894	39,712,735

Securities included in our diluted earnings per share determination consist of stock options and restricted stock awards. Securities totaling 207,258 shares, 247,750 shares and 485,408 shares for the years ended December 31, 2011, 2010 and 2009, respectively, were excluded from the earnings per share computations above as their effect would have been anti-dilutive.

In January 2012, the Compensation Committee approved long-term incentive plan awards to key employees consisting of 168,900 RSUs and 282,400 PSUs that could have a dilutive impact on our earnings per share calculation.

Share Repurchase Programs

In December 2008, the Executive Committee of our board of directors (the "Executive Committee") approved a program to repurchase up to $10.0 million of our common stock through March 4, 2009 or the date the maximum was reached, if earlier. During the term of this program, we repurchased a total of $9.3 million of our common stock. In March 2009, the Executive Committee approved an additional program to repurchase up to $3.5 million of our common stock through March 27, 2009 or the date the maximum was reached, if earlier. During the term of this program, we repurchased a total of $2.8 million of our common stock.

Note 14. Stock-Based and Other Compensation

Stock-Based Compensation

At December 31, 2011, we maintained several stock-based compensation plans as described below. The total compensation expense (net of forfeitures) for awards issued under these plans was $17.8 million, $7.4 million and $9.3 million for the years ended December 31, 2011, 2010 and 2009, respectively, all of which are included in General and administrative expenses in the consolidated financial instruments. Stock-based compensation expense for the year ended December 31, 2011 included an additional $4.5 million of compensation expense as a result of revising the expected vesting of PSUs granted during 2009 and 2010. Stock-based compensation expense for the year ended December 31, 2010 included net forfeitures of $2.0 million as a result of the resignation of two senior officers. The tax benefit recognized by us related to these awards totaled $7.8 million, $3.3 million and $4.2 million for the years ended December 31, 2011, 2010 and 2009, respectively.

2009 Incentive Plan and 1997 Incentive Plans

We maintain the 1997 Share Incentive Plan (as amended, the "1997 Incentive Plan"), which authorized the issuance of up to 6,200,000 shares of our common stock. In June 2009, our shareholders approved the 2009 Share Incentive Plan (the "2009 Incentive Plan") to replace the 1997 Incentive Plan, except with respect to outstanding contractual obligations under the 1997 Incentive Plan, so that no further awards can be made under that plan. The 2009 Incentive Plan authorizes the issuance of up to 3,600,000 shares of our common stock, of which 1,102,605 were issued or reserved for issuance upon vesting of RSUs and PSUs at December 31, 2011. The 1997 Incentive Plan provided for the grant of (i) share options, which may or may not qualify as incentive stock options under the Code, (ii) performance shares or PSUs, (iii) dividend equivalent rights and (iv) restricted shares or RSUs. The 2009 Incentive Plan provides for the grant of (i) share options, (ii) restricted shares or RSUs, (iii) performance shares or PSUs, and (iv) dividend equivalent rights. The vesting of grants under both plans is accelerated upon a change in our control and under certain other conditions.

In December 2007, the Compensation Committee approved the long-term incentive plan ("LTIP") and terminated further contributions to the Partnership Equity Unit Plan described below. The following table presents LTIP awards granted in the past three years:

2009 Incentive Plan			1997 Incentive Plan		
Fiscal Year	**RSUs awarded**	**PSUs Awarded**	**Fiscal Year**	**RSUs awarded**	**PSUs Awarded**
2010	140,050	159,250	2009	126,050	152,000
2011 (a)	524,550	291,600			

(a) Includes 340,000 RSUs and 100,000 PSUs issued in connection with entering into employment agreements with certain employees, and excludes 20,000 PSUs for which the terms and conditions were not determined at the time of grant.

As a result of issuing the LTIP awards, we currently expect to recognize compensation expense totaling approximately $47.9 million over the vesting period, of which $15.7 million, $5.7 million and $4.2 million was recognized during 2011, 2010 and 2009, respectively.

2009 Non-Employee Directors Incentive Plan and 1997 Non-Employee Directors' Plan

We maintain the 1997 Non-Employee Directors' Plan (the "1997 Directors' Plan"), which authorized the issuance of up to 300,000 shares of our Common Stock. In June 2007, the 1997 Director's Plan, which had been due to expire in October 2007, was extended through October 2017. In June 2009, our shareholders approved the 2009 Non-Employee Directors' Incentive Plan (the "2009 Directors' Plan") to replace the 1997 Directors' Plan, except with respect to outstanding contractual obligations under the predecessor plan, so that no further awards can be made under that plan. The 1997 Directors' Plan provided for the grant of (i) share options, which may or may not qualify as incentive stock options, (ii) performance shares, (iii) dividend equivalent rights and (iv) restricted shares. The 2009 Directors' Plan authorizes the issuance of 325,000 shares of our common stock in the aggregate and initially provided for the automatic annual grant of RSUs with a total value of $50,000 to each director. In January 2011, the Compensation Committee approved an increase in the value of the annual grant to $70,000 per director, effective as of July 1, 2011. In the discretion of our board of directors, the awards may also be in the form of share options or restricted shares, or any combination of the permitted awards. At December 31, 2011, there were 64,905 shares issued or reserved for issuance upon vesting of RSUs under this plan.

Employee Share Purchase Plan

We sponsor an Employee Share Purchase Plan ("ESPP") pursuant to which eligible employees may contribute up to 10% of compensation, subject to certain limits, to purchase our common stock. Employees can purchase stock semi-annually at a price equal to 85% of the fair market value at certain plan defined dates. Compensation expense under this plan for the years ended December 31, 2011, 2010 and 2009 was $0.6 million, $0.2 million and $0.4 million, respectively.

Partnership Equity Unit Plan

During 2003, we adopted a non-qualified deferred compensation plan (the "Partnership Equity Plan", or "PEP") under which a portion of any participating officer's cash compensation in excess of designated amounts was deferred and the officer was awarded Partnership Equity Plan Units ("PEP Units"). The value of each PEP Unit was intended to correspond to the value of a share of the CPA® REIT designated at the time of such award. During 2005, further contributions to the initial PEP were terminated and it was succeeded by a second PEP. As amended, payment under these plans will occur at the earlier of December 16, 2013 (in the case of the initial PEP) or twelve years from the date of award. The award is fully vested upon grant. Each of the PEPs is a deferred compensation plan and is therefore considered to be outside the scope of current accounting guidance for stock-based compensation and subject to liability award accounting. The value of each PEP Unit will be adjusted to reflect the underlying appraised value of the designated CPA® REIT. Additionally, each PEP Unit will be entitled to distributions equal to the distribution rate of the CPA® REIT. All issuances of PEP Units, changes in the fair value of PEP Units and distributions paid are included in our compensation expense.

The plans are carried at fair value each quarter and are subject to changes in the fair value of the PEP units. Compensation expense under these Plans for the years ended December 31, 2011, 2010 and 2009 was less than $0.1 million, $0.1 million and $0.2 million, respectively. Further contributions to the second PEP were terminated at December 31, 2007; however, this termination did not affect any awardees' rights pursuant to awards granted under this plan. In December 2008, participants in the PEPs were required to make an election to either (i) remain in the PEPs, (ii) receive cash for their PEP Units (available to former employees only) or (iii) convert their PEP Units to fully vested RSUs (available to current employees only) to be issued under the 1997 Incentive Plan on June 15, 2009. Substantially all of the PEP participants elected to receive cash or convert their existing PEP Units to RSUs. In January 2009, we paid $2.0 million in cash to former employee participants who elected to receive cash for their PEP Units. As a result of the election to convert PEP Units to RSUs, we derecognized $9.3 million of our existing PEP liability and recorded a deferred compensation obligation within W. P. Carey members' equity in the same amount during the second quarter of 2009. The PEP participants that elected RSUs received a total of 356,416 RSUs, which was equal to the total value of their PEP Units divided by the closing price of our common stock on June 15, 2009. The PEP participants electing to receive RSUs were required to defer receipt of the underlying shares of our common stock for a minimum of two years. While employed by us, these participants are entitled to receive dividend equivalents equal to the amount of dividends paid on the underlying common stock during the deferral period. At December 31, 2011, we are obligated to issue 108,441 shares of our common stock underlying these RSUs, which is recorded within W. P. Carey members' equity as a Deferred compensation obligation of $2.8 million. The remaining PEP liability pertaining to participants who elected to remain in the plans was $0.7 million at December 31, 2011.

Stock Options

Option activity and changes for all periods presented were as follows:

	Year Ended December 31, 2011			
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding at beginning of year	1,699,701	$ 28.57		
Exercised	(449,660)	27.71		
Forfeited / Expired	(42,000)	32.85		
Outstanding at end of year	1,208,041	$ 28.73	3.29	$14,582,357
Vested and expected to vest at end of year	1,194,123	$ 28.81	3.29	$14,484,260
Exercisable at end of year	959,779	$ 28.36	2.95	$12,073,268

	Years Ended December 31,					
	2010			2009		
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)
Outstanding at beginning of year	2,255,604	$ 27.55		2,543,239	$ 27.16	
Exercised	(399,507)	22.26		(201,701)	22.29	
Forfeited / Expired	(156,396)	30.24		(85,934)	28.46	
Outstanding at end of year	1,699,701	$ 28.57	4.26	2,255,604	$ 27.55	4.80
Exercisable at end of year	1,231,683	$ 27.86		2,220,902	$ 27.50	

Options granted under the 1997 Incentive Plan generally have a 10-year term and generally vest in four equal annual installments. Options granted under the 1997 Directors' Plan have a 10-year term and vest generally over three years from the date of grant. We have not issued option awards since 2008. The total intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009 was $4.6 million, $2.8 million and $1.0 million, respectively.

At December 31, 2011, approximately $24.4 million of total unrecognized compensation expense related to nonvested stock-based compensation awards was expected to be recognized over a weighted-average period of approximately 2.3 years.

We have the ability and intent to issue shares upon stock option exercises. Historically, we have issued authorized but unissued common stock to satisfy such exercises. Cash received from stock option exercises and purchases under the ESPP during the years ended December 31, 2011, 2010 and 2009 was $1.2 million, $3.7 million and $1.5 million, respectively.

Restricted and Conditional Awards

Nonvested restricted stock, RSUs and PSUs at December 31, 2011 and changes during the years ended December 31, 2011 and 2010 were as follows:

	Restricted Stock and RSU Awards		PSU Awards	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2009	454,452	$ 30.50	90,469	$ 37.88
Granted	159,362	23.97	152,000	30.42
Vested [(a)]	(194,741)	29.77	—	—
Forfeited	(37,195)	23.00	(20,625)	32.33
Adjustment [(b)]	—	—	(51,469)	26.50
Nonvested at December 31, 2009	381,878	28.87	170,375	32.33
Granted	156,682	28.34	159,250	36.16
Vested [(a)]	(175,225)	28.58	—	—
Forfeited	(99,515)	29.75	(65,725)	36.26
Adjustment [(b)]	—	—	(19,906)	28.49
Nonvested at December 31, 2010	263,820	28.42	243,994	36.18
Granted	541,890	34.65	291,600	46.66
Vested [(a)]	(162,437)	30.48	(48,925)	39.78
Forfeited	(18,480)	29.32	(14,055)	42.14
Adjustment [(b)]	—	—	200,814	22.65
Nonvested at December 31, 2011	624,793	$ 33.26	673,428	$ 36.30

(a) The total fair value of shares vested during the years ended December 31, 2011, 2010 and 2009 was $6.9 million, $5.0 million and $7.2 million, respectively.

(b) Vesting and payment of the PSUs is conditional on certain company and market performance goals being met during the relevant three-year performance period. The ultimate number of PSUs to be vested will depend on the extent to which the performance goals are met and can range from zero to three times the original awards. Pursuant to a review of our current and expected performance versus the performance goals, we revised our estimate of the ultimate number of certain of the PSUs to be vested. As a result, we recorded an adjustment in 2011, 2010 and 2009 to reflect the number of shares expected to be issued when the PSUs vest.

At the end of each reporting period, we evaluate the ultimate number of PSUs we expect to vest based upon the extent to which we have met and expect to meet the performance goals and where appropriate revise our estimate and associated expense. We do not adjust the associated expense for revision on PSUs expected to vest based on market performance. Upon vesting, the RSUs and PSUs may be converted into shares of our common stock. Both the RSUs and PSUs carry dividend equivalent rights. Dividend equivalent rights on RSUs are paid in cash on a quarterly basis whereas dividend equivalent rights on PSUs accrue during the performance period and may be converted into additional shares of common stock at the conclusion of the performance period to the extent the PSUs vest. Dividend equivalent rights are accounted for as a reduction to retained earnings to the extent that the awards are expected to vest. For awards that are not expected to vest or do not ultimately vest, dividend equivalent rights are accounted for as additional compensation expense.

Other Compensation

Profit-Sharing Plan

We sponsor a qualified profit-sharing plan and trust that generally permits all employees, as defined by the plan, to make pre-tax contributions into the plan. We are under no obligation to contribute to the plan and the amount of any contribution is determined by and at the discretion of our board of directors. Our board of directors can authorize contributions to a maximum of 15% of an eligible participant's compensation, limited to less than $0.1 million annually per participant. For the years ended December 31, 2011, 2010 and 2009, amounts expensed for contributions to the trust were $3.8 million, $3.3 million and $3.3 million, respectively, which were included in General and administrative expenses in the accompanying consolidated financial statements. The profit-sharing plan is a deferred compensation plan and is therefore considered to be outside the scope of current accounting guidance for stock-based compensation.

Other

We have employment contracts with certain senior executives. These contracts provide for severance payments in the event of termination under certain conditions including a change of control. During 2011, 2010 and 2009, we recognized severance costs totaling approximately $0.4 million, $1.1 million and $1.7 million, respectively, related to several former employees who did not have employment contracts. Such costs are included in General and administrative expenses in the accompanying consolidated financial statements.

Note 15. Income Taxes

The components of our provision for income taxes for the periods presented are as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Federal			
Current	$17,834	$17,737	$19,796
Deferred	6,867	(2,409)	(6,388)
	24,701	15,328	13,408
State, Local and Foreign			
Current	10,559	12,250	12,722
Deferred	1,968	(1,756)	(3,337)
	12,527	10,494	9,385
Total Provision	$37,228	$25,822	$22,793

Deferred income taxes at December 31, 2011 and 2010 consist of the following (in thousands):

	At December 31,	
	2011	2010
Deferred tax assets		
Unearned and deferred compensation	$ 12,598	$ 14,937
Other	3,465	82
	16,063	15,019
Deferred tax liabilities		
Receivables from affiliates	(14,378)	(14,290)
Investments	(45,812)	(35,267)
Other	—	(755)
	(60,190)	(50,312)
Net deferred tax liability	$(44,127)	$(35,293)

A reconciliation of the provision for income taxes with the amount computed by applying the statutory federal income tax rate to income before provision for income taxes for the periods presented is as follows (in thousands):

	Years Ended December 31,					
	2011		2010		2009	
Pre-tax income from taxable subsidiaries	$78,561		$49,253		$41,943	
Federal provision at statutory tax rate (35%)	27,496	35.0%	17,238	35.0%	14,680	35.0%
State and local taxes, net of federal benefit	7,409	9.4%	4,303	8.7%	4,246	10.1%
Amortization of intangible assets	486	0.6%	854	1.7%	855	2.0%
Other	286	0.4%	272	0.6%	101	0.3%
Tax provision — taxable subsidiaries	35,677	45.4%	22,667	46.0%	19,882	47.4%
Other state, local and foreign taxes	1,551		3,155		2,911	
Total provision	$37,228		$25,822		$22,793	

Included in Income taxes, net in the consolidated balance sheets at December 31, 2011 and 2010 are accrued income taxes totaling $0.7 million and $6.1 million, respectively, and deferred income taxes totaling $44.1 million and $35.3 million, respectively.

We have elected to be treated as a partnership for U.S. federal income tax purposes. As partnerships, we and our partnership subsidiaries are generally not directly subject to tax. We conduct our investment management services primarily through taxable subsidiaries. These operations are subject to federal, state, local and foreign taxes, as applicable. We conduct business in the U.S. and the European Union, and as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. Certain of our inter-company transactions that have been eliminated in consolidation for financial accounting purposes are also subject to taxation. Periodically, shares in the REITs that are payable to our taxable subsidiaries in consideration for services rendered are distributed from these subsidiaries to us.

At January 1, 2010, we had unrecognized tax benefits of $0.6 million (net of federal benefits), if recognized, would affect our effective tax rate. During 2010, we reversed the unrecognized tax benefits, including all related interest totaling $0.1 million, as they were no longer required.

Our tax returns are subject to audit by taxing authorities. Such audits can often take years to complete and settle. The tax years 2008 through 2011 remain open to examination by the major taxing jurisdictions to which we are subject.

Our subsidiary, Carey REIT II, owns our real estate assets and has elected to be taxed as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code. In connection with the CPA®:14/16 Merger in May 2011, we formed Carey REIT III to hold the Special Member Interest in the newly formed operating partnership of CPA®:16 – Global (Note 3). Carey REIT III has also elected to be taxed as a real estate investment trust under the Internal Revenue Code. We believe we have operated, and we intend to continue to operate, in a manner that allows Carey REIT II and Carey REIT III to continue to qualify as real estate investment trusts. Under the real estate investment trust operating structure, Carey REIT II and Carey REIT III are permitted to deduct distributions paid to our shareholders and generally will not be required to pay U.S. federal income taxes. Accordingly, no provision has been made for U.S. federal income taxes in the consolidated financial statements related to either Carey REIT II or Carey REIT III.

Note 16. Discontinued Operations

From time to time, tenants may vacate space due to lease buy-outs, elections not to renew their leases, insolvency or lease rejection in the bankruptcy process. In these cases, we assess whether we can obtain the highest value from the property by re-leasing or selling it. In addition, in certain cases, we may try to sell a property that is occupied. When it is appropriate to do so under current accounting guidance for the disposal of long-lived assets, we classify the property as an asset held for sale on our consolidated balance sheet and the current and prior period results of operations of the property are reclassified as discontinued operations.

The results of operations for properties that are held for sale or have been sold are reflected in the consolidated financial statements as discontinued operations for all periods presented and are summarized as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Revenues	$ 2,271	$ 5,716	$12,214
Expenses	(2,097)	(3,225)	(6,306)
Gain on deconsolidation of a subsidiary	1,008	—	—
(Loss) gain on sale of real estate	(3,391)	460	7,701
Impairment charges	(41)	(14,241)	(6,908)
(Loss) income from discontinued operations	$(2,250)	$(11,290)	$ 6,701

2011 — During the year ended December 31, 2011, we sold seven domestic properties for $12.5 million, net of selling costs, and recognized a net loss on these sales of $3.4 million, excluding impairment charges of less than $0.1 million and $2.7 million previously recognized during the years ended December 31, 2011 and 2010, respectively.

In September 2011, one of our subsidiaries consented to a court order appointing a receiver when it stopped making payments on the non-recourse debt obligation on a property after the tenant, Career Education Institute, vacated it. As we no longer had control over the activities that most significantly impact the economic performance of this subsidiary following possession of the property by the receiver, we deconsolidated the subsidiary during the third quarter of 2011. As of the date of deconsolidation, the property had a carrying value of $5.3 million, reflecting the impact of impairment charges totaling $5.6 million recognized during 2010, and the related non-recourse mortgage loan had an outstanding balance of $6.3 million. In connection with the deconsolidation, we recognized a gain of $1.0 million during the third quarter of 2011. We believe that our retained interest in this deconsolidated entity had no value at the date of deconsolidation.

2010 — We sold seven properties for a total of $14.6 million, net of selling costs, and recognized a net gain on these sales totaling $0.5 million, excluding impairment charges totaling $5.9 million and $6.0 million that were previously recognized in 2010 and 2009, respectively.

2009 — We sold five properties for $43.5 million, net of selling costs, and recognized a net gain on sale of $7.7 million, excluding impairment charges of $0.9 million, $0.5 million and $0.6 million recognized in 2009, 2008 and 2007, respectively.

Note 17. Segment Reporting

We evaluate our results from operations by our two major business segments — Investment Management and Real Estate Ownership (Note 1). Effective January 1, 2011, we include our equity investments in the REITs in our Real Estate Ownership segment. The equity income or loss from the REITs that is now included in our Real Estate Ownership segment represents our proportionate share of the revenue less expenses of the net-leased properties held by the REITs. This treatment is consistent with that of our directly-owned properties. Results for the years ended December 31, 2010 and 2009 have been reclassified to conform to the current period presentation. The following table presents a summary of comparative results of these business segments (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Investment Management			
Revenues [a]	$ 242,647	$ 191,890	$ 155,119
Operating expenses [a]	(157,544)	(133,682)	(110,160)
Other, net [b]	23,866	7,026	7,913
Provision for income taxes	(34,971)	(23,661)	(21,813)
Income from continuing operations attributable to W. P. Carey members	$ 73,998	$ 41,573	$ 31,059
Real Estate Ownership [c]			
Revenues	$ 93,762	$ 77,964	$ 73,262
Operating expenses	(63,967)	(42,051)	(39,594)
Interest expense	(21,920)	(15,725)	(14,462)
Other, net [b]	61,713	25,662	13,037
Provision for income taxes	(2,257)	(2,161)	(980)
Income from continuing operations attributable to W. P. Carey members	$ 67,331	$ 43,689	$ 31,263
Total Company			
Revenues [a]	$ 336,409	$ 269,854	$ 228,381
Operating expenses [a]	(221,511)	(175,733)	(149,754)
Interest expense	(21,920)	(15,725)	(14,462)
Other, net [b]	85,579	32,688	20,950
Provision for income taxes	(37,228)	(25,822)	(22,793)
Income from continuing operations attributable to W. P. Carey members	$ 141,329	$ 85,262	$ 62,322

	Total Long-Lived Assets at December 31, [d]		Total Assets at December 31,	
	2011	2010	2011	2010
Investment Management	$ 2,593	$ 3,730	$ 128,557	$ 123,921
Real Estate Ownership	1,217,931	946,975	1,334,066	1,048,405
Total Company	$1,220,524	$950,705	$1,462,623	$1,172,326

(a) Included in revenues and operating expenses are reimbursable costs from affiliates totaling $64.8 million, $60.0 million, and $47.5 million for the years ended December 31, 2011, 2010, and 2009, respectively.

(b) Includes Other interest income, Income from equity investments in real estate and the REITs, Gain on change in control of interests, Income (loss) attributable to noncontrolling interests, Income attributable to redeemable noncontrolling interest and Other income and (expenses). Equity earnings that represent our proportionate share of revenue less expenses of the net-leased properties held by the REITs are included in Real Estate Ownership segment. However, cash distributions of our proportionate share of earnings from the operating partnerships of CPA®:16 – Global and CPA®:17 – Global and the amortization of deferred revenue related to our Special Member Interest in the operating partnership of CPA®:16 – Global are included in the Investment Management segment.

(c) Included within the Real Estate Ownership segment is our total investment in shares of CPA®:16 – Global, which represents approximately 23% of our total assets at December 31, 2011 (Note 6).

(d) Long-lived assets include Net investments in real estate and intangible assets related to management contracts.

Geographic information for our Real Estate Ownership segment is as follows:

Year Ended December 31, 2011	Domestic	Foreign [(a)]	Total
Revenues	$ 84,033	$ 9,729	$ 93,762
Operating expenses	(59,108)	(4,859)	(63,967)
Interest expense	(20,225)	(1,695)	(21,920)
Other, net [(b)]	55,537	6,176	61,713
Provision for income taxes	(2,149)	(108)	(2,257)
Income from continuing operations attributable to W. P. Carey members	$ 58,088	$ 9,243	$ 67,331
Total assets	$ 1,258,544	$ 75,522	$ 1,334,066
Total long-lived assets	$ 1,151,845	$ 66,086	$ 1,217,931

Year Ended December 31, 2010	Domestic	Foreign [(a)]	Total
Revenues	$ 70,258	$ 7,706	$ 77,964
Operating expenses	(38,309)	(3,742)	(42,051)
Interest expense	(13,983)	(1,742)	(15,725)
Other, net [(b)]	21,719	3,943	25,662
Provision for income taxes	(2,131)	(30)	(2,161)
Income from continuing operations attributable to W. P. Carey members	$ 37,554	$ 6,135	$ 43,689
Total assets	$ 965,418	$ 82,987	$ 1,048,405
Total long-lived assets	$ 877,849	$ 69,126	$ 946,975

Year Ended December 31, 2009	Domestic	Foreign [(a)]	Total
Revenues	$ 65,289	$ 7,973	$ 73,262
Operating expenses	(37,175)	(2,419)	(39,594)
Interest expense	(12,411)	(2,051)	(14,462)
Other, net [(b)]	7,248	5,789	13,037
Provision for income taxes	(17)	(963)	(980)
Income from continuing operations attributable to W. P. Carey members	$ 22,934	$ 8,329	$ 31,263
Total assets	$ 900,431	$ 64,865	$ 965,296
Total long-lived assets	$ 836,549	$ 47,911	$ 884,460

(a) All years include operations in France, Germany and Poland; and 2010 and 2011 also include operations in Spain.
(b) Includes Interest income, Income from equity investments in real estate and the REITs, Income (loss) attributable to noncontrolling interests and Other income and (expenses).

Note 18. Selected Quarterly Financial Data (Unaudited)

(Dollars in thousands, except per share amounts)

	Three Months Ended			
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Revenues (a) (b)	$ 77,012	$ 117,843	$ 78,365	$ 63,189
Expenses (a)	49,940	54,121	58,290	59,160
Net income	23,616	81,060	25,258	9,204
Add: Net loss attributable to noncontrolling interests	330	384	581	569
Less: Net income attributable to redeemable noncontrolling interests	(603)	(1)	(637)	(682)
Net income attributable to W. P. Carey members	23,343	81,443	25,202	9,091
Earnings per share attributable to W. P. Carey members—				
Basic	0.58	2.02	0.62	0.22
Diluted	0.58	1.99	0.62	0.23
Distributions declared per share	0.512	0.550	0.560	0.563

	Three Months Ended			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Revenues (a)	$ 61,652	$ 69,024	$ 58,047	$ 81,131
Expenses (a)	42,341	42,971	41,578	48,843
Net income	14,302	23,721	16,371	20,557
Add: Net loss attributable to noncontrolling interests	286	128	81	(181)
Less: Net income attributable to redeemable noncontrolling interests	(175)	(417)	(106)	(595)
Net income attributable to W. P. Carey members	14,413	23,432	16,346	19,781
Earnings per share attributable to W. P. Carey members—				
Basic	0.36	0.59	0.41	0.50
Diluted	0.36	0.59	0.41	0.50
Distributions declared per share	0.504	0.506	0.508	0.510

(a) Certain amounts from previous quarters have been reclassified to discontinued operations (Note 16)

(b) Amount for the three months ended June 30, 2011 includes $52.5 million of incentive, termination and subordinated disposition revenue recognized in connection with the CPA®:14/16 Merger (Note 3).

Note 19. Subsequent Event

Proposed Merger

On February 17, 2012, we and CPA®:15 entered into a definitive agreement pursuant to which CPA®:15 will merge with and into one of our subsidiaries for a combination of cash and shares of our common stock as described below. In connection with the Proposed Merger, we plan to file a registration statement with the SEC regarding the shares of our common stock to be issued to shareholders of CPA®:15 in the Proposed Merger. Special meetings will be scheduled to obtain the approval of CPA®:15's shareholders of the Proposed Merger and the approval of our shareholders of the Proposed Merger and the Proposed REIT Reorganization described below. The closing of the Proposed Merger is also subject to customary closing conditions. If the Proposed Merger is approved and the other closing conditions are met, we currently expect that the closing will occur by the third quarter of 2012, although there can be no assurance of such timing.

At December 31, 2011, CPA®:15's portfolio was comprised of full or partial ownership in 315 properties, substantially all of which were triple-net leased with an average remaining life of 10.4 years and an estimated annual contractual minimum base rent of $223.0 million (on a pro rata basis). We expect to assume the related property debt comprised of 74 fixed-rate and seven variable-rate non-recourse mortgage loans with an aggregate fair value of $1.2 billion and a weighted-average annual interest rate of 5.7% at December 31, 2011 (on a pro rata basis). During 2011, we earned $26.0 million in fees from CPA®:15 and recognized $3.4 million in equity earnings based on our ownership of shares in CPA®:15.

We have also obtained a commitment for a $175.0 million term loan as part of our credit facility in order to pay for the cash portion of the consideration in the Proposed Merger. Our commitment expires on the earlier of the termination or closing of the Proposed Merger or September 30, 2012. The commitment letters are subject to a number of closing conditions, including the lenders' satisfactory completion of due diligence and determination that no material adverse change has occurred, and there can be no assurance that we will be able to obtain the term loan on acceptable terms or at all.

In the Proposed Merger, CPA®:15 shareholders will be entitled to receive a $1.25 in cash and 0.2326 shares of our common stock for each share of CPA®:15 common stock owned, which equated to $11.73 per share of CPA®:15 common stock based on our $45.07 per share closing price as of February 17, 2012, the date that the merger agreement was signed. The estimated total Proposed Merger consideration includes cash of approximately $151.8 million and the issuance of approximately 28,241,000 of our shares, based on the total shares of CPA®:15 outstanding of 131,566,206, of which 10,153,074 shares were owned by us, on February 17, 2012. As a condition of the Proposed Merger, we have agreed to waive our subordinated disposition and termination fees.

If the Proposed Merger is approved, immediately prior to merging, we plan to reorganize as a real estate investment trust. The Proposed REIT Reorganization is an internal reorganization of our corporate structure into a real estate investment trust to hold substantially all of our real estate assets attributable to our Real Estate Ownership segment while the activities conducted by our Investment Management segment subsidiaries will be organized under taxable real estate investment trust subsidiaries. This Proposed REIT Reorganization is expected to be tax-free for U.S. Federal purposes, except for the cash consideration.

W. P. CAREY & CO. LLC

SCHEDULE III — REAL ESTATE and ACCUMULATED DEPRECIATION

December 31, 2011

(in thousands)

Description	Encumbrances	Initial Cost to Company		Costs Capitalized Subsequent to Acquisition [a]	Increase (Decrease) in Net Investments [b]	Gross Amount at which Carried at Close of Period [c]			Accumulated Depreciation [c]	Date Acquired	Life on which Depreciation in Latest Statement of Income is Computed
		Land	Buildings			Land	Buildings	Total			
Real Estate Under Operating Leases:											
Office facilities in Broomfield, CO	$ —	$ 248	$ 2,538	$ 4,844	$ (1,784)	$2,928	$ 2,918	$ 5,846	$ 1,143	Jan. 1998	40 yrs.
Distribution facilities and warehouses in Erlanger, KY	9,323	1,526	21,427	2,966	141	1,526	24,534	26,060	8,681	Jan. 1998	40 yrs.
Retail stores in Montgomery and Brewton, AL	—	855	6,762	143	(6,547)	142	1,071	1,213	759	Jan. 1998	40 yrs.
Warehouse/distribution facilities in Anchorage, AK and Commerce, CA	—	4,905	11,898	—	12	4,905	11,910	16,815	1,041	Jan. 1998	40 yrs.
Office facility in Toledo, OH	2,313	224	2,408	—	—	224	2,408	2,632	903	Jan. 1998	40 yrs.
Industrial facility in Goshen, IN	—	239	940	—	—	239	940	1,179	86	Jan. 1998	40 yrs.
Office facility in Beaumont, TX	—	164	2,344	967	—	164	3,311	3,475	1,323	Jan. 1998	40 yrs.
Office facility in Raleigh, NC	—	1,638	2,844	157	(2,554)	828	1,257	2,085	383	Jan. 1998	20 yrs.
Office facility in King of Prussia, PA	—	1,219	6,283	1,295	—	1,219	7,578	8,797	2,461	Jan. 1998	40 yrs.
Warehouse/distribution facility in Fort Lauderdale, FL	—	1,893	11,077	703	(8,449)	1,173	4,051	5,224	1,325	Jan. 1998	40 yrs.
Industrial facilities in Pinconning, MS	—	32	1,692	—	—	32	1,692	1,724	592	Jan. 1998	40 yrs.
Industrial facilities in San Fernando, CA	8,020	2,052	5,322	—	152	2,052	5,474	7,526	1,906	Jan. 1998	40 yrs.
Land leased in several cities in the following states: Alabama, Florida, Georgia, Illinois, Louisiana, Missouri, New Mexico, North Carolina, South Carolina and Texas	395	9,382	—	—	(172)	9,210	—	9,210	—	Jan. 1998	N/A
Industrial facility in Milton, VT	—	220	1,579	—	—	220	1,579	1,799	553	Jan. 1998	40 yrs.
Land in Glendora, CA	—	1,135	—	—	17	1,152	—	1,152	—	Jan. 1998	N/A
Office facilities in Bloomingdale, IL	—	1,075	11,453	1,050	(4,934)	520	8,124	8,644	4,160	Jan. 1998	40 yrs.
Industrial facility in Doraville, GA	4,939	3,288	9,864	1,546	274	3,287	11,685	14,972	3,576	Jan. 1998	40 yrs.
Office facilities in Collierville, TN and warehouse/distribution facilities in Corpus Christi and College Station, TX	52,921	3,490	72,497	—	(15,008)	335	60,644	60,979	1,969	Jan. 1998	40 yrs.
Land in Irving and Houston, TX	8,508	9,795	—	—	—	9,795	—	9,795	—	Jan. 1998	N/A
Industrial facility in Chandler, AZ	12,685	5,035	18,957	7,435	541	5,035	26,933	31,968	8,176	Jan. 1998	40 yrs.
Warehouse/distribution facilities in Houston, TX	—	167	885	68	—	167	953	1,120	320	Jan. 1998	40 yrs.
Industrial facility in Prophetstown, IL	—	70	1,477	—	(1,424)	7	116	123	27	Jan. 1998	40 yrs.
Office facilities in Bridgeton, MO	—	842	4,762	1,627	71	842	6,460	7,302	1,272	Jan. 1998	40 yrs.
Industrial facility in Industry, CA	—	3,789	13,164	1,380	318	3,789	14,862	18,651	4,172	Jan. 1998	40 yrs.

Description	Encumbrances	Initial Cost to Company: Land	Initial Cost to Company: Buildings	Costs Capitalized Subsequent to Acquisition [(a)]	(Decrease) Increase in Net Investments [(b)]	Gross Amount at which Carried at Close of Period [(c)]: Land	Gross Amount at which Carried at Close of Period [(c)]: Buildings	Gross Amount at which Carried at Close of Period [(c)]: Total	Accumulated Depreciation [(c)]	Date Acquired	Life on which Depreciation in Latest Statement of Income is Computed
Warehouse/distribution facilities in Memphis, TN	—	1,051	14,037	1,519	(3,418)	807	12,382	13,189	10,388	Jan. 1998	7 yrs.
Retail stores in Drayton Plains, MI and Citrus Heights, CA	—	1,039	4,788	165	193	1,039	5,146	6,185	920	Jan. 1998	35 yrs.
Warehouse/distribution facilities in New Orleans, LA; Memphis, TN and San Antonio, TX	—	1,882	3,973	—	—	1,882	3,973	5,855	496	Jan. 1998	15 yrs.
Retail store in Bellevue, WA	8,533	4,125	11,812	393	—	4,494	11,836	16,330	4,056	Apr. 1998	40 yrs.
Office facility in Houston, TX	4,360	3,260	22,574	1,628	(5,947)	2,522	18,993	21,515	6,449	Jun. 1998	40 yrs.
Office facility in Rio Rancho, NM	8,418	1,190	9,353	1,316	—	1,467	10,392	11,859	3,333	Jul. 1998	40 yrs.
Vacant office facility in Moorestown, NJ	—	351	5,981	937	43	351	6,961	7,312	2,689	Feb. 1999	40 yrs.
Office facility in Norcross, GA	28,752	5,200	25,585	11,822	—	5,200	37,407	42,607	11,392	Jun. 1999	40 yrs.
Office facility in Tours, France	5,572	1,034	9,737	323	3,868	1,421	13,541	14,962	3,730	Sep. 2000	40 yrs.
Office facility in Illkirch, France	14,098	—	18,520	—	8,555	—	27,075	27,075	7,971	Dec. 2001	40 yrs.
Industrial and warehouse/distribution facilities in Lenexa, KS; Winston-Salem, NC and Dallas, TX	7,990	1,860	12,539	—	5	1,860	12,544	14,404	2,989	Sep. 2002	40 yrs.
Office buildings in Venice, CA	24,000	2,032	10,152	13,160	1	2,032	23,313	25,345	1,918	Sep. 2004	40 yrs.
Warehouse/distribution facility in Greenfield, IN	—	2,807	10,335	210	(8,383)	967	4,002	4,969	709	Sep. 2004	40 yrs.
Office facility in San Diego, CA	—	4,647	19,712	8	(5,530)	3,399	15,438	18,837	3,602	Sep. 2004	40 yrs.
Warehouse/distribution facilities in Birmingham, AL	4,557	1,256	7,704	—	—	1,256	7,704	8,960	1,404	Sep. 2004	40 yrs.
Industrial facility in Scottsdale, AZ	1,306	586	46	—	—	586	46	632	8	Sep. 2004	40 yrs.
Retail store in Hot Springs, AR	—	850	2,939	2	(2,614)	—	1,177	1,177	215	Sep. 2004	40 yrs.
Industrial facilities in Apopka, FL	—	362	10,855	576	—	362	11,431	11,793	2,001	Sep. 2004	40 yrs.
Retail facility in Jacksonville, FL	—	975	6,980	20	—	975	7,000	7,975	1,274	Sep. 2004	40 yrs.
Retail facilities in Charlotte, NC	—	1,639	10,608	171	25	1,639	10,804	12,443	2,108	Sep. 2004	40 yrs.
Land in San Leandro, CA	—	1,532	—	—	—	1,532	—	1,532	—	Dec. 2006	N/A
Industrial facility in Sunnyvale, CA	—	1,663	3,571	—	—	1,663	3,571	5,234	672	Dec. 2006	27 yrs.
Fitness and recreational sports center in Austin, TX	3,314	1,725	5,168	—	—	1,725	5,168	6,893	922	Dec. 2006	28.5 yrs.
Retail store in Wroclaw, Poland	8,242	3,600	10,306	—	(2,200)	3,238	8,468	11,706	859	Dec. 2007	40 yrs.
Office facility in Fort Worth, TX	34,218	4,600	37,580	—	—	4,600	37,580	42,180	1,801	Feb. 2010	40 yrs.
Warehouse/distribution facility in Mallorca, Spain	—	11,109	12,636	—	1,693	11,914	13,524	25,438	535	Jun. 2010	40 yrs.
Industrial and office facilities in San Diego, CA	33,752	7,247	29,098	953	(5,514)	4,761	27,023	31,784	785	May 2011	40 yrs.
	$ 286,216	$120,905	$526,762	$ 57,384	$ (58,569)	$111,483	$534,999	$646,482	$ 118,054		

Description	Encumbrances	Initial Cost to Company: Land	Initial Cost to Company: Buildings	Costs Capitalized Subsequent to Acquisition (a)	Decrease in Net Investments (b)	Gross Amount at which Carried at Close of Period Total	Date Acquired
Direct Financing Method:							
Retail stores in several cities in the following states: Alabama, Florida, Georgia, Illinois, Louisiana, Missouri, New Mexico, North Carolina, South Carolina and Texas	$ 577	$ —	$ 16,416	$ —	$ (384)	$ 16,032	Jan. 1998
Office and industrial facilities in Glendora, CA and Romulus, MI	—	454	13,251	9	(2,408)	11,306	Jan. 1998
Industrial facilities in Thurmont, MD and Farmington, NY	—	729	6,093	—	(139)	6,683	Jan. 1998
Industrial facilities in Irving and Houston, TX	20,828	—	27,599	—	(3,620)	23,979	Jan. 1998
	$ 21,405	$ 1,183	$ 63,359	$ 9	$ (6,551)	$ 58,000	

Description	Encumbrances	Initial Cost to Company: Land	Initial Cost to Company: Buildings	Initial Cost to Company: Personal Property	Costs Capitalized Subsequent to Acquisition (a)	Decrease in Net Investments (b)	Gross Amount at which Carried at Close of Period (c): Land	Gross Amount at which Carried at Close of Period (c): Buildings	Gross Amount at which Carried at Close of Period (c): Personal Property	Gross Amount at which Carried at Close of Period (c): Total	Accumulated Depreciation (c)	Date Acquired	Life on which Depreciation in Latest Statement of Income is Computed
Operating Real Estate:													
Hotel located in Livonia, MI	$ —	$ 2,765	$ 11,087	$ 3,816	$ 18,623	$ (9,972)	$ 2,765	$ 14,086	$ 9,468	$ 26,319	$ 10,093	Jan. 1998	7-40 yrs.
Self storage facilities in Taunton, North Andover, North Billerica and Brockton, MA	9,722	4,300	12,274	—	223	(478)	4,300	12,019	—	16,319	1,697	Dec. 2006	25-40 yrs.
Self storage facility in Newington, CT	2,115	520	2,973	—	231	(121)	520	3,083	—	3,603	388	Dec. 2006	40 yrs.
Self storage facility in Killeen, TX	3,290	1,230	3,821	—	337	(179)	1,230	3,979	—	5,209	525	Dec. 2006	30 yrs.
Self storage facility in Rohnert Park, CA	3,169	1,761	4,989	—	39	—	1,761	5,028	—	6,789	620	Jan. 2007	40 yrs.
Self storage facility in Fort Worth, TX	2,192	1,030	4,176	—	33	—	1,030	4,209	—	5,239	521	Jan. 2007	40 yrs.
Self storage facility in Augusta, GA	1,912	970	2,442	—	48	—	970	2,490	—	3,460	304	Feb. 2007	39 yrs.
Self storage facility in Garland, TX	1,464	880	3,104	—	56	—	880	3,160	—	4,040	381	Feb. 2007	40 yrs.
Self storage facility in Lawrenceville, GA	2,360	1,410	4,477	—	83	—	1,411	4,559	—	5,970	592	Mar. 2007	37 yrs.
Self storage facility in Fairfield, OH	1,860	540	2,640	—	19	—	540	2,659	—	3,199	420	Apr. 2007	30 yrs.
Self storage facility in Tallahassee, FL	3,701	850	5,736	—	7	—	850	5,743	—	6,593	665	Apr. 2007	40 yrs.
Self storage facility in Lincolnshire, IL	1,993	1,477	1,519	—	67	—	1,477	1,586	—	3,063	127	Jul. 2010	18 yrs.
Self storage facility in Chicago, IL	1,715	823	912	—	623	—	823	1,535	—	2,358	154	Jul. 2010	15 yrs.
Self storage facility in Chicago, IL	1,438	700	733	—	512	—	700	1,245	—	1,945	122	Jul. 2010	15 yrs.
Self storage facility in Bedford Park, IL	1,746	809	1,312	—	179	—	809	1,491	—	2,300	112	Jul. 2010	20 yrs.
Self storage facility in Bentonville, AR	2,056	1,050	1,323	—	4	—	1,050	1,327	—	2,377	74	Sep. 2010	24 yrs.
Self storage facility in Tallahassee, FL	3,899	570	3,447	—	26	—	570	3,473	—	4,043	144	Sep. 2010	30 yrs.
Self storage facility in Pensacola, FL	1,838	560	2,082	—	5	—	560	2,087	—	2,647	87	Sep. 2010	30 yrs.
Self storage facility in Chicago, IL	2,118	1,785	2,617	—	—	—	1,785	2,617	—	4,402	95	Oct. 2010	32 yrs.
	$ 48,588	$24,030	$ 71,664	$ 3,816	$ 21,115	$ (10,750)	$24,031	$ 76,376	$ 9,468	$109,875	$ 17,121		

NOTES TO SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION

(in thousands)

(a) Consists of the cost of improvements and acquisition costs subsequent to acquisition, including legal fees, appraisal fees, title costs, other related professional fees and purchases of furniture, fixtures, equipment and improvements at the hotel properties.

(b) The increase (decrease) in net investment is primarily due to (i) the amortization of unearned income from net investment in direct financing leases, which produces a periodic rate of return that at times may be greater or less than lease payments received, (ii) sales of properties, (iii) impairment charges, (iv) changes in foreign currency exchange rates, and (v) adjustments in connection with purchasing certain noncontrolling interests.

(c) Reconciliation of real estate and accumulated depreciation (see below):

	Reconciliation of Real Estate Subject to Operating Leases Years Ended December 31,		
	2011	2010	2009
Balance at beginning of year	$ 560,592	$ 525,607	$ 603,044
Additions	107,484	67,787	4,754
Dispositions	(22,106)	(18,896)	(46,951)
Foreign currency translation adjustment	(1,837)	(2,142)	966
Reclassification from (to) equity investment, direct financing lease,intangible assets or assets held for sale	20,105	1,790	(28,977)
Deconsolidation of real estate asset	(5,938)	—	—
Impairment charges	(11,818)	(13,554)	(7,229)
Balance at end of year	$ 646,482	$ 560,592	$ 525,607

	Reconciliation of Accumulated Depreciation for Real Estate Subject to Operating Leases Years Ended December 31,		
	2011	2010	2009
Balance at beginning of year	$ 108,032	$ 100,247	$ 103,249
Depreciation expense	15,179	13,437	12,841
Dispositions	(5,785)	(5,000)	(9,677)
Foreign currency translation adjustment	(396)	(839)	285
Reclassification from (to) equity investment, direct financing lease,intangible assets or assets held for sale	2,339	187	(6,451)
Deconsolidation of real estate asset	(1,315)	—	—
Balance at end of year	$ 118,054	$ 108,032	$ 100,247

	Reconciliation of Operating Real Estate Years Ended December 31,		
	2011	2010	2009
Balance at beginning of year	$ 109,851	$ 85,927	$ 84,547
Additions/Capital expenditures	24	23,924	1,380
Balance at end of year	$ 109,875	$ 109,851	$ 85,927

	Reconciliation of Accumulated Depreciation for Operating Real Estate Years Ended December 31,		
	2011	2010	2009
Balance at beginning of year	$ 14,280	$ 12,039	$ 10,013
Depreciation expense	2,841	2,241	2,026
Balance at end of year	$ 17,121	$ 14,280	$ 12,039

At December 31, 2011, the aggregate cost of real estate that we and our consolidated subsidiaries own for federal income tax purposes was approximately $824.3 million.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

Our disclosure controls and procedures include our controls and other procedures designed to provide reasonable assurance that information required to be disclosed in this and other reports filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the required time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosures. It should be noted that no system of controls can provide complete assurance of achieving a company's objectives and that future events may impact the effectiveness of a system of controls.

Our chief executive officer and chief financial officer, after conducting an evaluation, together with members of our management, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011, have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) were effective as of December 31, 2011 at a reasonable level of assurance.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting at December 31, 2011. In making this assessment, we used criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we concluded that, at December 31, 2011, our internal control over financial reporting is effective based on those criteria.

The effectiveness of our internal control over financial reporting at December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their attestation report in Item 8.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

This information will be contained in our definitive proxy statement for the 2012 Annual Meeting of Shareholders, to be filed within 120 days following the end of our fiscal year, and is incorporated by reference.

Item 11. Executive Compensation.

This information will be contained in our definitive proxy statement for the 2012 Annual Meeting of Shareholders, to be filed within 120 days following the end of our fiscal year, and is incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

This information will be contained in our definitive proxy statement for the 2012 Annual Meeting of Shareholders, to be filed within 120 days following the end of our fiscal year, and is incorporated by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

This information will be contained in our definitive proxy statement for the 2012 Annual Meeting of Shareholders, to be filed within 120 days following the end of our fiscal year, and is incorporated by reference.

Item 14. Principal Accounting Fees and Services.

This information will be contained in our definitive proxy statement for the 2012 Annual Meeting of Shareholders, to be filed within 120 days following the end of our fiscal year, and is incorporated by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(1) and (2) — Financial statements and schedules — see index to financial statements and schedules included in Item 8.

Other Financial Statements:

Corporate Property Associates 16 – Global Incorporated

(3)Exhibits:

The following exhibits are filed as part of this Report. Documents other than those designated as being filed herewith are incorporated herein by reference.

Exhibit No.	Description	Method of Filing
3.1	Amended and Restated Limited Liability Company Agreement	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed August 9, 2006
3.2	Amended and Restated Bylaws	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed August 6, 2009
4.1	Form of Listed Share Stock Certificate	Incorporated by reference to Registration Statement on Form S-4 (No. 333-37901) filed October 15, 1997
10.1	Management Agreement Between Carey Management LLC and the Company	Incorporated by reference to Registration Statement on Form S-4 (No. 333-37901) filed October 15, 1997
10.2	1997 Non-Employee Directors' Incentive Plan (Amended and restated as of April 23, 2007) *	Incorporated by reference to Schedule 14A filed April 30, 2007
10.3	W. P. Carey & Co. LLC 1997 Share Incentive Plan (Amended through June 11, 2009) (the "1997 Share Incentive Plan") *	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed August 6, 2009
10.4	W. P. Carey & Co. Long-Term Incentive Program	Incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 2008 filed March 2, 2009
10.5	W. P. Carey & Co. LLC Deferred Compensation Plan for Employees *	Incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 2008 filed March 2, 2009
10.6	W. P. Carey & Co. LLC 2009 Share Incentive Plan (the "2009 Share Incentive Plan") *	Incorporated by reference to Exhibit A to definitive proxy statement filed April 30, 2009 (the "2009 Proxy Statement")
10.7	Form of Share Option Agreement under the 2009 Share Incentive Plan *	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed August 6, 2009
10.8	Form of Restricted Share Agreement under the 2009 Share Incentive Plan *	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed August 6, 2009
10.9	Form of Restricted Share Unit Agreement under the 2009 Share Incentive Plan *	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed August 6, 2009
10.10	Form of Long-Term Performance Share Unit Award Agreement under the 2009 Share Incentive Plan *	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed August 6, 2009
10.11	W. P. Carey & Co. LLC 2009 Non-Employee Directors' Incentive Plan (the "2009 Directors Plan") *	Incorporated by reference to Exhibit B to the 2009 Proxy Statement
10.12	Form of Restricted Share Unit Agreement under the 2009 Directors Plan *	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed August 6, 2009

Exhibit No.	Description	Method of Filing
10.13	Amended and Restated Advisory Agreement dated as of October 1, 2009 between Corporate Property Associates 15 Incorporated and Carey Asset Management Corp.	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed November 6, 2009
10.14	Asset Management Agreement dated as of July 1, 2008 between Corporate Property Associates 15 Incorporated and W. P. Carey & Co. B. V.	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 filed August 8, 2008
10.15	Amended and Restated Advisory Agreement dated as of October 1, 2009 between Corporate Property Associates 17 – Global Incorporated and Carey Asset Management Corp.	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed November 6, 2009
10.16	Asset Management Agreement dated as of July 1, 2008 between Corporate Property Associates 17 – Global Incorporated and W. P. Carey & Co. B. V.	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 filed August 8, 2008
10.17	Advisory Agreement dated September 15, 2010 between Carey Watermark Investors Incorporated, CWI OP, LP, and Carey Lodging Advisors, LLC	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed November 5, 2010
10.18	Agreement and Plan of Merger dated as of December 13, 2010 by and among Corporate Property Associates 14 Incorporated, Corporate Property Associates 16 – Global Incorporated, CPA 16 Merger Sub Inc., a subsidiary of CPA ®:16, CPA 16 Holdings Inc., CPA 16 Acquisition Inc., CPA 14 Sub Inc., W. P. Carey & Co. LLC, and, for the limited purposes set forth therein, Carey Asset Management Corp. and W. P. Carey & Co. B. V., each a subsidiary of W. P. Carey	Incorporated by reference to the Current Report on Form 8-K filed December 14, 2010
10.19	Sale and Purchase Agreement dated as of December 13, 2010 by and among Corporate Property Associates 14 Incorporated and W. P. Carey & Co. LLC	Incorporated by reference to the Current Report on Form 8-K filed December 14, 2010
10.20	Amended and Restated Advisory Agreement, dated May 2, 2011, by and among Carey Asset Management Corp., Corporate Property Associates 16 – Global Incorporated and CPA 16 LLC	Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed May 6, 2011 by Corporate Property Associates 16 – Global Incorporated, Commission File No. 001-32162
10.21	Asset Management Agreement, dated May 2, 2011, by and among W. P. Carey & Co. B.V., Corporate Property Associates 16 – Global Incorporated and CPA 16 LLC	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed August 9, 2011
10.22	Credit Agreement dated as of December 28, 2011, by and among the Borrowers set forth therein, W. P. Carey & Co. LLC as guarantor, the Lenders from time to time party thereto, and Bank of America, N.A., as Administrative Agent	Incorporated by reference to the Current Report on Form 8-K filed January 4, 2012

Exhibit No.	Description	Method of Filing
10.23	Agreement and Plan of Merger Agreement dated as of February 17, 2012, by and among W. P. Carey & Co. LLC and W. P. Carey REIT, Inc.	Incorporated by reference to the Current Report on Form 8-K filed February 21, 2012
10.24	Agreement and Plan of Merger dated as of February 17, 2012, by and between Corporate Property Associates 15 Incorporated, CPA 15 Holdco, Inc., W. P. Carey & Co. LLC, W. P. Carey REIT, Inc., CPA 15 Merger Sub Inc., a subsidiary of W. P. Carey REIT, Inc., and, for the limited purposes set forth therein, Carey Asset Management Corp. and W. P. Carey & Co. B.V., each a subsidiary of W. P. Carey & Co. LLC.	Incorporated by reference to the Current Report on Form 8-K filed February 21, 2012
10.25	Amended and Restated Credit Agreement dated as of February 17, 2012, by and among the Borrowers set forth therein, W. P. Carey & Co. LLC as guarantor, the Lenders from time to time party thereto, and Bank of America, N.A., as Administrative Agent.	Incorporated by reference to the Current Report on Form 8-K filed February 21, 2012
21.1	List of Registrant Subsidiaries	Filed herewith
23.1	Consent of PricewaterhouseCoopers LLP	Filed herewith
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith
99.1	Director and Officer Indemnification Policy	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed August 6, 2009
99.2	Financial Statements and Supplemental Data of Corporate Property Associates 16 – Global Incorporated	Incorporated by reference to Item 8 of the Annual Report on Form 10-K filed February 29, 2012 by Corporate Property Associates 16 – Global Incorporated, Commission File No. 001-32162

Exhibit No.	Description	Method of Filing
101	The following materials from W. P. Carey & Co. LLC's Annual Report on Form 10-K for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2011 and 2010, (ii) Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009, (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2010 and 2009, (iv) Consolidated Statements of Equity for the years ended December 31, 2011, 2010 and 2009, (v) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009, (vi) Notes to Consolidated Financial Statements, (vii) Schedule III – Real Estate and Accumulated Depreciations, and (viii) Notes to Schedule III.**	Filed herewith

* The referenced exhibit is a management contract or compensation plan or arrangement described in Item 601(b)(10)(iii) of SEC Regulation S-K.

** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

W. P. Carey & Co. LLC

Date February 29, 2012

By: /s/ Mark J. DeCesaris
Mark J. DeCesaris
Managing Director and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Trevor P. Bond Trevor P. Bond	Chief Executive Officer (Principal Executive Officer)	February 29, 2012
/s/ Mark J. DeCesaris Mark J. DeCesaris	Managing Director and Chief Financial Officer (Principal Financial Officer)	February 29, 2012
/s/ Hisham A. Kader Hisham A. Kader	Senior Vice President and Corporate Controller (Principal Accounting Officer)	February 29, 2012
/s/ Benjamin H. Griswold, IV Benjamin H. Griswold, IV	Chairman of the Board and Director	February 29, 2012
/s/ Francis J. Carey Francis J. Carey	Director	February 29, 2012
/s/ Nathaniel S. Coolidge Nathaniel S. Coolidge	Director	February 29, 2012
/s/ Eberhard Faber IV Eberhard Faber IV	Director	February 29, 2012
/s/ Axel K.A. Hansing Axel K.A. Hansing	Director	February 29, 2012
/s/ Dr. Karsten von Köller Dr. Karsten von Köller	Director	February 29, 2012
/s/ Richard C. Marston Richard C. Marston	Director	February 29, 2012
/s/ Robert E. Mittelstaedt Robert E. Mittelstaedt	Director	February 29, 2012
/s/ Nicolaas J.M. van Ommen Nicolaas J.M. van Ommen	Director	February 29, 2012
/s/ Charles E. Parente Charles E. Parente	Director	February 29, 2012
/s/ Reginald Winssinger Reginald Winssinger	Director	February 29, 2012

EXHIBIT INDEX

The following exhibits are filed as part of this Report. Documents other than those designated as being filed herewith are incorporated herein by reference.

Exhibit No.	Description	Method of Filing
3.1	Amended and Restated Limited Liability Company Agreement	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed August 9, 2006
3.2	Amended and Restated Bylaws	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed August 6, 2009
4.1	Form of Listed Share Stock Certificate	Incorporated by reference to Registration Statement on Form S-4 (No. 333-37901) filed October 15, 1997
10.1	Management Agreement Between Carey Management LLC and the Company	Incorporated by reference to Registration Statement on Form S-4 (No. 333-37901) filed October 15, 1997
10.2	1997 Non-Employee Directors' Incentive Plan (Amended and restated as of April 23, 2007) *	Incorporated by reference to Schedule 14A filed April 30, 2007
10.3	W. P. Carey & Co. LLC 1997 Share Incentive Plan (Amended through June 11, 2009) (the "1997 Share Incentive Plan") *	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed August 6, 2009
10.4	W. P. Carey & Co. Long-Term Incentive Program	Incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 2008 filed March 2, 2009
10.5	W. P. Carey & Co. LLC Deferred Compensation Plan for Employees *	Incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 2008 filed March 2, 2009
10.6	W. P. Carey & Co. LLC 2009 Share Incentive Plan (the "2009 Share Incentive Plan") *	Incorporated by reference to Exhibit A to definitive proxy statement filed April 30, 2009 (the "2009 Proxy Statement")
10.7	Form of Share Option Agreement under the 2009 Share Incentive Plan *	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed August 6, 2009
10.8	Form of Restricted Share Agreement under the 2009 Share Incentive Plan *	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed August 6, 2009
10.9	Form of Restricted Share Unit Agreement under the 2009 Share Incentive Plan *	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed August 6, 2009
10.10	Form of Long-Term Performance Share Unit Award Agreement under the 2009 Share Incentive Plan *	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed August 6, 2009
10.11	W. P. Carey & Co. LLC 2009 Non-Employee Directors' Incentive Plan (the "2009 Directors Plan") *	Incorporated by reference to Exhibit B to the 2009 Proxy Statement
10.12	Form of Restricted Share Unit Agreement under the 2009 Directors Plan *	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed August 6, 2009

Exhibit No.	Description	Method of Filing
10.13	Amended and Restated Advisory Agreement dated as of October 1, 2009 between Corporate Property Associates 15 Incorporated and Carey Asset Management Corp.	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed November 6, 2009
10.14	Asset Management Agreement dated as of July 1, 2008 between Corporate Property Associates 15 Incorporated and W. P. Carey & Co. B. V.	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 filed August 8, 2008
10.15	Amended and Restated Advisory Agreement dated as of October 1, 2009 between Corporate Property Associates 17 – Global Incorporated and Carey Asset Management Corp.	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed November 6, 2009
10.16	Asset Management Agreement dated as of July 1, 2008 between Corporate Property Associates 17 – Global Incorporated and W. P. Carey & Co. B. V.	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 filed August 8, 2008
10.17	Advisory Agreement dated September 15, 2010 between Carey Watermark Investors Incorporated, CWI OP, LP, and Carey Lodging Advisors, LLC	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed November 5, 2010
10.18	Agreement and Plan of Merger dated as of December 13, 2010 by and among Corporate Property Associates 14 Incorporated, Corporate Property Associates 16 – Global Incorporated, CPA 16 Merger Sub Inc., a subsidiary of CPA ®:16, CPA 16 Holdings Inc., CPA 16 Acquisition Inc., CPA 14 Sub Inc., W. P. Carey & Co. LLC, and, for the limited purposes set forth therein, Carey Asset Management Corp. and W. P. Carey & Co. B. V., each a subsidiary of W. P. Carey	Incorporated by reference to the Current Report on Form 8-K filed December 14, 2010
10.19	Sale and Purchase Agreement dated as of December 13, 2010 by and among Corporate Property Associates 14 Incorporated and W. P. Carey & Co. LLC	Incorporated by reference to the Current Report on Form 8-K filed December 14, 2010
10.20	Amended and Restated Advisory Agreement, dated May 2, 2011, by and among Carey Asset Management Corp., Corporate Property Associates 16 – lobal Incorporated and CPA 16 LLC	Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed May 6, 2011 by Corporate Property Associates 16 – lobal Incorporated, Commission File No. 001-32162
10.21	Asset Management Agreement, dated May 2, 2011, by and among W. P. Carey & Co. B.V., Corporate Property Associates 16 – Global Incorporated and CPA 16 LLC	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed August 9, 2011
10.22	Credit Agreement dated as of December 28, 2011, by and among the Borrowers set forth therein, W. P. Carey & Co. LLC as guarantor, the Lenders from time to time party thereto, and Bank of America, N.A., as Administrative Agent	Incorporated by reference to the Current Report on Form 8-K filed January 4, 2012

Exhibit No.	Description	Method of Filing
10.23	Agreement and Plan of Merger Agreement dated as of February 17, 2012, by and among W. P. Carey & Co. LLC and W. P. Carey REIT, Inc.	Incorporated by reference to the Current Report on Form 8-K filed February 21, 2012
10.24	Agreement and Plan of Merger dated as of February 17, 2012, by and between Corporate Property Associates 15 Incorporated, CPA 15 Holdco, Inc., W. P. Carey & Co. LLC, W. P. Carey REIT, Inc., CPA 15 Merger Sub Inc., a subsidiary of W. P. Carey REIT, Inc., and, for the limited purposes set forth therein, Carey Asset Management Corp. and W. P. Carey & Co. B.V., each a subsidiary of W. P. Carey & Co. LLC.	Incorporated by reference to the Current Report on Form 8-K filed February 21, 2012
10.25	Amended and Restated Credit Agreement dated as of February 17, 2012, by and among the Borrowers set forth therein, W. P. Carey & Co. LLC as guarantor, the Lenders from time to time party thereto, and Bank of America, N.A., as Administrative Agent.	Incorporated by reference to the Current Report on Form 8-K filed February 21, 2012
21.1	List of Registrant Subsidiaries	Filed herewith
23.1	Consent of PricewaterhouseCoopers LLP	Filed herewith
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith
99.1	Director and Officer Indemnification Policy	Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed August 6, 2009
99.2	Financial Statements and Supplemental Data of Corporate Property Associates 16—Global Incorporated	Incorporated by reference to Item 8 of the Annual Report on Form 10-K filed February 29, 2012 by Corporate Property Associates 16 – Global Incorporated, Commission File No. 001-32162

Exhibit No.	Description	Method of Filing
101	The following materials from W. P. Carey & Co. LLC's Annual Report on Form 10-K for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2011 and 2010, (ii) Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009, (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2010 and 2009, (iv) Consolidated Statements of Equity for the years ended December 31, 2011, 2010 and 2009, (v) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009, (vi) Notes to Consolidated Financial Statements, (vii) Schedule III – Real Estate and Accumulated Depreciations, and (viii) Notes to Schedule III.**	Filed herewith

* The referenced exhibit is a management contract or compensation plan or arrangement described in Item 601(b)(10)(iii) of SEC Regulation S-K.

** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Exhibit 31.1

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Trevor P. Bond, certify that:

1. I have reviewed this Annual Report on Form 10-K of W. P. Carey & Co. LLC;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: February 29, 2012

/s/ Trevor P. Bond
Trevor P. Bond
Chief Executive Officer

Exhibit 31.2

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Mark J. DeCesaris, certify that:

1. I have reviewed this Annual Report on Form 10-K of W. P. Carey & Co. LLC;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: February 29, 2012

/s/ Mark J. DeCesaris
Mark J. DeCesaris
Chief Financial Officer

Exhibit 32

Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of W. P. Carey & Co. LLC on Form 10-K for the year ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of W. P. Carey & Co. LLC, does hereby certify, to the best of such officer's knowledge and belief, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of W. P. Carey & Co. LLC.

Date February 29, 2012

/s/ Trevor P. Bond
Trevor P. Bond
Chief Executive Officer

Date February 29, 2012

/s/ Mark J. DeCesaris
Mark J. DeCesaris
Chief Financial Officer

The certification set forth above is being furnished as an exhibit solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and is not being filed as part of the Report as a separate disclosure document of W. P. Carey & Co. LLC or the certifying officers.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to W. P. Carey & Co. LLC and will be retained by W. P. Carey & Co. LLC and furnished to the Securities and Exchange Commission or its staff upon request.



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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by W. P. Carey & Co. LLC in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

NAME

	SHARES
THE COMPANY NAME INC. - COMMON	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS A	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS B	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS C	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS D	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS E	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS F	123,456,789,012.12345
THE COMPANY NAME INC. - 401 K	123,456,789,012.12345

CONTROL # → 000000000000

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TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors	▢	▢	▢

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

Nominees

01 Trevor P. Bond
02 Francis J. Carey
03 Nathaniel S. Coolidge
04 Eberhard Faber IV
05 Benjamin H. Griswold IV
06 Axel K.A. Hansing
07 Dr. Richard C. Marston
08 Robert E. Mittelstaedt
09 Charles E. Parente
10 Nick J.M. van Ommen
11 Dr. Karsten von Köller
12 Reginald Winssinger

02 0000000000

The Board of Directors recommends you vote FOR proposals 2. and 3.

	For	Against	Abstain
2. Approving an amendment to the W. P. Carey & Co. LLC Employee Stock Purchase Plan.	▢	▢	▢
3. Ratification of Appointment of PricewaterhouseCoopers LLP as the Company's Independent Registered Public Accounting Firm for 2012.	▢	▢	▢

NOTE: To transact such other business as may properly come before the meeting.

	Yes	No
Please indicate if you plan to attend this meeting	▢	▢

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

JOB #

Signature (Joint Owners) Date

SHARES
CUSIP #
SEQUENCE #

0000144074_1 R1.0.0.11699



Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Annual Report, Notice & Proxy Statement, Form 10-K, Corporate Information 2012 is/are available at www.proxyvote.com .

W. P. CAREY & CO. LLC
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
ANNUAL MEETING OF SHAREHOLDERS JUNE 21, 2012

The shareholder(s) hereby appoint(s) Thomas E. Zacharias and Mark J. DeCesaris, and each of them, with full power of substitution, as proxy to vote all listed shares of W. P. Carey & Co. LLC that the shareholder(s) is/are entitled to vote at the 2012 Annual Meeting of Shareholders of W. P. Carey & Co. LLC to be held at TheTimesCenter, 242 West 41st Street, New York, NY on Thursday, June 21, 2012 at 4:00 p.m., and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS, PROPOSAL 2, AND PROPOSAL 3.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE

Continued and to be signed on reverse side

0000144074_2 R1.0.0.11699